Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269028

PROSPECTUS

10,294,736 Shares

Common Stock

This prospectus relates to the registration of the resale of up to 10,294,736 shares of PodcastOne, Inc.’s (fka Courtside Group, Inc.) (“we,” “us,” “our” “PodcastOne” or the “Company”) common stock, $0.00001 par value per share (the “common stock”), by our stockholders identified in this prospectus, or their permitted transferees (and together with LiveOne, Inc., the “Registered Stockholders”) in connection with our direct listing on The Nasdaq Capital Market (the “Direct Listing”), consisting of (i) 2,514,251 shares of our common stock reserved for issuance upon the conversion of $6,838,500 aggregate principal amount of our outstanding Bridge Notes (as defined in this prospectus) purchased by certain Registered Stockholders, plus the amount of accrued and unpaid interest calculated as of the assumed date of May 5, 2023, if any, that is payable in shares of our common stock in connection with the conversion thereof, (ii) 2,946,167 shares of our common stock that may be issued upon exercise of the Bridge Warrants (as defined in this prospectus) that we issued to certain Registered Stockholders, (iii) 167,833 shares of our common stock that may be issued upon exercise of the Placement Agent Warrants (as defined in this prospectus) that we issued to the placement agent, a Registered Stockholder, in connection with the offering of the Bridge Notes and the Bridge Warrants, and (iv) 346,485 shares of our common stock issued to the Harvest Funds (as defined in this prospectus) pursuant to the terms of the Exchange Agreements (as defined in this prospectus); and (v) the Distribution Shares.

This prospectus is also being furnished to the stockholders of LiveOne, Inc., a Delaware corporation and our parent (Nasdaq: LVO) (together with its subsidiaries other than us, “LiveOne”), in connection with the distribution (the “Distribution”) by LiveOne, a Registered Stockholder, as a special dividend to its stockholders of up to 4,320,000 shares of our common stock (the “Distribution Shares”) out of the 20,000,000 shares of our common stock held by LiveOne immediately prior to the Distribution, consisting of (i) 4,300,000 Distribution Shares distributed as a special dividend in the Distribution and (ii) up to an additional 20,000 Distribution Shares to the extent that any Distribution Shares issued to LiveOne’s stockholders of record in the Distribution were required to be rounded up. The Distribution was completed on or about September 1, 2023.

Unlike an initial public offering, the resale by the Registered Stockholders is not being underwritten by any investment bank. The Registered Stockholders may, or may not, elect to sell their shares of common stock covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on The Nasdaq Capital Market at prevailing market prices. See “Plan of Distribution.” If the Registered Stockholders choose to sell or distribute, as applicable, their shares of common stock, we will not receive any proceeds from the sale or distribution, as applicable, of shares of our common stock by the Registered Stockholders.

We refer to the Direct Listing and the Distribution herein collectively as the “Spin-Out.” Immediately prior to the time of the Spin-Out, LiveOne held 100% of the outstanding shares of our common stock. The Spin-Out was completed on September 8, 2023. At the time of the Spin-Out, LiveOne distributed the Distribution Shares, constituting of approximately 18.9% of the outstanding shares of our common stock (not including the exercise of the Bridge Warrants or the Placement Agent Warrants and assuming the conversion of all of the Bridge Notes) held by LiveOne on a pro rata basis to holders of record of LiveOne’s common stock, $0.001 par value per share (“LiveOne common stock”), as of August 28, 2023, the final record date set by LiveOne for purposes of such distribution (the “Record Date”). Each 21 shares of LiveOne common stock outstanding as of 5:00 pm New York City, on the Record Date entitled the holder thereof to receive one share of our common stock (the “Distribution Ratio”), with any holder of less than 21 shares of LiveOne common stock receiving one share of our common stock as result of rounding up of any fractional shares of our common stock. The Distribution was made in book-entry form by our transfer agent. Fractional shares of our common stock were rounded up in the Distribution. LiveOne’s board of directors determined that the Distribution on a pro rata basis to holders of record of LiveOne was in the best interests of LiveOne and its stockholders and assisted our Company to comply with the initial listing requirements of The Nasdaq Capital Market. LiveOne’s board of directors and management ultimately concluded that the Distribution of 4,320,000 shares, or approximately 18.9% of the outstanding shares of our common stock at the time of completion of the Spin-Out (not including the exercise of the Bridge Warrants or the exercise of the Placement Agent Warrants and assuming the conversion of all of the outstanding Bridge Notes), struck the balance between providing LiveOne’s stockholders of record an opportunity to participate in unlocking the value of our Company as a stand-alone public company, allowing our Company to comply with such initial listing requirements, and having LiveOne maintain control of our Company positions LiveOne to be able to derive the most value in the future from its then majority ownership of our Company.

After giving effect to the Spin-Out and conversion of the outstanding Bridge Notes (not including the exercise of the Bridge Warrants or the exercise of the Placement Agent Warrants and assuming the conversion of all of the outstanding Bridge Notes), as of the Record Date, LiveOne owned approximately 74.2% of the outstanding shares of our common stock and voting power, the holders of the outstanding Bridge Notes (other than LiveOne) owned approximately 4.7% of the outstanding shares of our common stock, and LiveOne’s stockholders owned approximately 18.9% of outstanding shares of our common stock. Pursuant to the terms of the Bridge Notes, the outstanding Bridge Notes held by the Registered Stockholders (including LiveOne) automatically converted into shares of our common stock as a result of the Direct Listing. As a result of the completion of the Spin-Out, we became a “controlled company” within the meaning of the corporate governance standards of The Nasdaq Capital Market. See “Management — Controlled Company Exemption” and “Description of Capital Stock — General.”

On September 1, 2023, we completed the Distribution in connection with the consummation of the Direct Listing. Immediately after the Spin-Out, we became a publicly-traded company listed on The Nasdaq Capital Market and as of the date of this prospectus continue to be a majority owned subsidiary of LiveOne. Roth Capital Partners, LLC acted as our financial advisor in connection with the Direct Listing (the “Financial Advisor”).

Our common stock began trading on The Nasdaq Capital Market on September 8, 2023 and is currently listed on The Nasdaq Capital Market under the symbol “PODC.” On February 12, 2024, the closing price of our common stock was $1.77 per share.

We are an “emerging growth company” as defined under the federal securities laws and have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Investing in shares of our shares of common stock involves risks. See “Risk Factors” beginning on page 20 to read about factors you should consider before buying shares of our common stock.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body or state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated March 13, 2024.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”). Neither we nor any of the Registered Stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared or that have been prepared on our behalf or to which we have referred you. Neither we nor any of the Registered Stockholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Registered Stockholders are offering to sell, and seeking offers to buy, shares of their common stock but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, and results of operations may have changed since such date.

For investors outside the United States: Neither we nor any of the Registered Stockholders have done anything that would permit the use or possession or distribution of this prospectus or any related free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock by the Registered Stockholders and the distribution of this prospectus outside the United States.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 (No. 333-269028) that we filed with the SEC. You should read this prospectus and the exhibits filed with or incorporated by reference in the Registration Statement carefully. Such documents contain important information you should consider when making your investment decision. See “Where You Can Find More Information” in this prospectus.

Except as otherwise indicated, all information in this prospectus assumes:

●	Exclusion of the 2,000,000 shares of our common stock authorized for issuance under our 2022 Equity Incentive Plan (as amended, the “2022 Plan”), which was adopted by our sole stockholder and our board of directors on December 15, 2022, as well as any future increases in the number of shares of our common stock reserved for issuance under the 2022 Plan. As of December 31, 2023, 779,606 shares of our common stock were reserved for issuance pursuant to awards made under our 2022 Plan, which awards will become effective on the day of the effectiveness of the registration statement of which this prospectus forms a part. See “Description of Capital Stock — 2022 Equity Incentive Plan”;

●	the amendment of our Certificate of Incorporation to decrease the number of our shares of common stock and authorize the issuance of “blank check” preferred stock;

●	the conversion of all of our outstanding Bridge Notes (including interest thereon) into 2,340,707 shares of our common stock as of the Record Date, which reflects the redemption of $3,000,000 of the original amount of Bridge Notes, and which were automatically converted upon the effectiveness of the Direct Listing (the “Bridge Notes Conversion”);

●	the exclusion of 2,946,167 shares of our common stock issuable upon exercise of our warrants outstanding as of the date of this prospectus, which warrants were issued to the holders of the Bridge Notes (the “Bridge Warrants”);

●	the exclusion of 167,833 shares of our common stock issuable upon exercise of our placement agent warrants outstanding as of the date of this prospectus, which warrants were issued to the placement agent in connection with our sale of the Bridge Notes (the “Placement Agent Warrants”);

●	the issuance of 357,036 and 147,044 shares of our common stock to the Harvest Funds and Trinad Capital, respectively, pursuant to the terms of the Exchange Agreements; and

●	the filing and effectiveness of our Amended and Restated Certificate of Incorporation and the adoption of our Amended and Restated Bylaws, each of which occurred on or about September 12, 2023 in connection with the completion of the Direct Listing.

After giving effect to the Bridge Notes Conversion and assuming no exercise of the Bridge Warrants or the exercise of the Placement Agent Warrants, as of the Record Date, we had a total of 22,844,787 shares of our common stock issued and outstanding.

Certain amounts, percentages, and other figures presented in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars, or percentage amounts of changes may not represent the arithmetic summation or calculation of the figures that precede them.

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PROSPECTUS SUMMARY

This summary highlights select information contained elsewhere in this prospectus and does not contain all the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus before making an investment decision. Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” the “Company,” “PodcastOne” and similar terms refer to PodcastOne, Inc. and its consolidated subsidiaries.

Overview

PodcastOne, Inc. (the “Company,” “PodcastOne,” “we,” “us” or “our”) is a leading podcast platform and publisher that makes its content available to audiences via all podcasting distribution platforms, including PodcastOne’s website (www.podcastone.com), Apple Podcasts, Spotify, Amazon Music and more. We are a majority owned subsidiary of LiveOne, Inc., a Delaware corporation and a Nasdaq-listed company (“LiveOne”). We have recently been ranked #10 on the list of Top Podcast Publishers by the podcast metric company, Podtrac.

We also produce vodcasts (video podcasts), branded podcasts, merchandise and live events on behalf of our talent and clients. With a proven 360-degree advertiser solution for multiplatform integration opportunities and hyper-targeting, we deliver millions of monthly impressions, 14+ million monthly unique listeners, and 60+ million Interactive Advertising Bureau monthly downloads. With content covering all verticals (i.e., sports, entertainment, true-crime, business, society & culture, self-help, etc.), we provide a platform for brands to reach their most sought after targeted audiences.

Our operating model is focused on offering white glove service to our shows, talent and advertising clients. With an in-house sales, production, marketing and tech team, we believe PodcastOne delivers best-in-class services to our clients and talent than any other publisher in the marketplace. This has us well positioned to scale our operations while attracting talent who in turn, will bring in additional brand advertisers and revenue. We earn revenue through the sale of embedded host-read ads, dynamic ads (host-read and otherwise), segment sponsorships and programmatic monetization channels. We also provide the opportunity for clients to have 100% share of voice with branded podcast episodes or series as well as live tours, production, merchandise creation and fulfillment, and IP ownership for original programming.

In addition to our core business, we also built, own and operate a solution for the growing number of independent podcasters: LaunchPadOne. LaunchPadOne is our owned self-publishing podcast platform, created to provide a low or no cost tool for independent podcasters without access to parent podcasting networks or state of the art equipment to create and publish shows. LaunchPadOne serves as a talent pool for us to find new podcasts and talent.

For the fiscal years ended March 31, 2023 and 2022, we generated $34.6 million and $32.3 million in revenue, respectively, representing a compound annual growth rate (“CAGR”) of 7%. For the nine months ended December 31, 2023 and 2022, we generated $31.6 million and $25.8 million in revenue, respectively, representing a CAGR of 22%. For the fiscal years ended March 31, 2023 and 2022, we incurred net losses $7.0 million and $3.6 million, respectively. For the nine months ended December 31, 2023 and 2022, we incurred net losses of $13.7 million and $3.0 million, respectively.

We are more than a podcast company. We are in the relationship business. Brands and creators partner with us to reach consumers who will purchase, listen and subscribe to their favorite PodcastOne podcasts across the audio landscape. We offer content for every type of listener with verticals including reality TV, sports, true crime self-help, and business. The visibility and reach of our network is evident with shows which consistently rank in the top 100 on the Apple Charts.

Recent Developments

●	On September 21, 2023, we changed our corporate name to “PodcastOne, Inc.”

●	On September 1, 2023, we completed the Distribution, and on September 8, 2023, we completed the Direct Listing. As a result, we became a publicly-traded company listed on The Nasdaq Capital Market under the symbol “PODC” and as of the date of this prospectus continue to be a majority owned subsidiary of LiveOne.

●	We have been recently ranked #10 on the list of Top Podcast Publishers by the podcast metric company, Podtrac, as a leading podcast publisher.

●	In July 2022, we completed our $8.8 million Bridge Notes financing at a valuation of $68.1 million and announced LiveOne’s intention to spin-out our Company as a separate public company. We agreed not to effect any Qualified Financing or Qualified Event (each as defined below), as applicable, unless our post-money valuation at the time of the Qualified Financing or Qualified Event, as applicable, is at least $150 million. In February 2023, in connection with the Direct Listing, LiveOne obtained a valuation report from an independent, third-party valuation firm, which indicates that the fair market value range of our Company’s equity as a wholly-owned subsidiary of LiveOne, on a controlling, marketable interest basis, as of December 31, 2022, is reasonably stated as between $230 million and $274 million.

●	Our President, Kit Gray, has been recently named one of the 22 most influential people in podcasting, and our Vice President of Brand and Talent Partnerships, Eli Dvorkin, has been named to this year’s Top 40 Under 40 in podcasting as chosen by Podcast Magazine.

●	We have an arrangement that allows us and our roster of top performing hosts to integrate unique visual elements into the podcasts they produce and distribute them via YouTube, becoming the first podcast network to utilize Adori, a pioneering interface technology. Adori’s unique YouTube integration technology allows podcast hosts and networks to seamlessly import episodes from RSS feeds, enhance them with visual elements and upload enriched assets directly to YouTube. Adori’s patented technology embeds contextual visuals, multi-format ads, AR experiences, buy buttons, polls, and other “call to action” features in the audio creating a more enhanced and richer listener experience. In creating visually enhanced podcasts, Adori’s YouTube product provides additional monetization avenues for our slate of original programming, increased discoverability and SEO presence.

●	Several of our shows have hit recent milestones: Trust Me released its 100th episode in November 2022 and was featured in Harper’s BAZAAR’s “20 of the Best Podcasts to Download Now.” In October 2022, Coffee Convos was named by Edison Research as the top show delivering women listeners for advertisers. Co-Hosts Kailyn Lowry and Vee Rivera won the 2022 People’s Choice Podcast Award for Influencer of the Year and Podcast Listener Influencer of Year for their podcast, Baby Mama’s No Drama. The show also brought home the Rob Has a Podcast Entertainment award. Southern Tea, hosted by Lindsie Chrisley received a People’s Choice Award in the Kids & Family category.

●	PodcastOne also has a very successful vertical featuring Kail Lowry’s shows Baby Mamas No Drama, Barely Famous and Vibin’ and Kinda’ Thrivin.

●	We also partnered with Hyundai to produce live events with our hosts that provide multiple revenue streams for our Company and our talent while giving Hyundai a platform to promote their new vehicle launches. Two live shows, including one with The LadyGang and one with Jordan Harbinger, were be captured as vodcasts and later streamed on LiveOne’s streaming platform. As part of the branded content partnership, we are also developing an always-on audio plan to further drive promotion for Hyundai. In November 2022, we announced that Hyundai will have share of voice in the first four episodes of our new Friday Night Lights re-watch podcast It’s Not Only Football: Friday Night Lights and Beyond, starring Friday Night Lights stars Scott Porter and Zach Gilford and their celebrity friend, Mae Whitman.

●	We have assembled an experienced Board of Directors consisting of Jay Krigsman, Craig Foster, Ramin Arani, Patrick Wachsberger, James Berk and Robert Ellin, who are distinguished professionals from their respective podcasting, entertainment, new media, business and finance industries, with a wealth of experience in maximizing business growth.

Industry Trends in Our Favor

The Podcast Industry Keeps Growing While Radio is Shrinking — For the first time ever, the podcast advertising marketing grew beyond $2.28 billion in 2023 and are expected to exceed $3.25 billion in 2024 and reach $4 billion by 2025. The spoken audio industry has shifted share of voice significantly from 78% radio/13% podcasts/19% other in 2014 to 44% radio/36% podcasts/20% other.

High Growth of Podcasts Audience — In the United States, podcasts have historically been and are expected to continue to develop as a high growth segment within the next five years. An estimated 183 million Americans have listened to a podcast at some point in their life, with “superfans” consuming over 20 hours of content per week in 2023. Driven by product innovations and content accessibility, the podcast market represents significant growth and monetization potential in the long-term.

Launch of New Distribution Platforms — Being on the ground floor of a developing platform is another key to our growth strategy. This allows for more discoverability and exclusive feature opportunities. We are currently in beta with YouTube, which announced earlier this year that they are launching their own podcast platform. Approximately 28% of podcasts are consumed on YouTube and that number is quickly growing. When Facebook launched their audio platform, similarly, our shows were a part of their press plan, received exclusive boosting opportunities and were among the first podcasts to streaming on their platform.

Spoken Word is Increasing Among Gen Z — There has been a 214% increase in spoken word consumption since 2014 among the 13-24 year-old demographic, with 21% of that being podcast usage. We deliver content that spans various verticals, preferences and ages, positioning us to be part of that 21% and we expect to see that percentage grow as Gen Z continues to shift their listening habits to podcasts.

Increasing Penetration of Established Marketing — We have a strong opportunity for high growth, even in more in established markets. According to eMarketer, the number of podcast listeners is anticipated to grow to 135 million in 2024 and nearly 150 million listeners are expected to make podcasts a part of their media diet by 2027. Growth is projected to remain in double digits with an average podcast listening time per day topping 25 minutes by 2024.

Key Benefits to Our Listeners

Our Value Propositions

In addition to the highly favorable industry trends set forth above, the following elements denote the fundamental values of our PodcastOne community:

Easy audio making for everyone — We were one of the first online audio communities to provide a one-stop destination for creators to produce, edit, host and distribute audio content to consumer’s mobile and desktop devices. This has given us a wealth of experience to develop the turnkey production, sales and marketing services we offer make it possible for our partners to create high-quality, original podcasts. The monthly average number of downloads by our podcasts decreased from approximately 64.7 million in the third quarter ended December 31, 2022 to approximately 31.3 million in the same period in 2023, driven primarily by Apple iOS 17’s change in download attribution methodology.

Reaching audience and getting paid — PodcastOne shows have access to one of the largest online audio communities with distribution on publicly available platforms (Apple Podcasts, Spotify, Amazon Music, etc.), as well as our proprietary platform. This allows our podcasts, live streaming or interactive audio products available to be shared, further amplifying their reach. Our data-driven marketing strategies and best-in-class sales organization helps increase the content value and motivate content creators to continue to create and share more content on our platform. Our data analytics also provide useful feedback to our hosts to help them create and distribute more unique and high-quality content that truly resonates with their audience and invites new listeners in.

“White Glove” Offerings — We differentiate ourselves from our competitors through deeply integrated sales, marketing, production and distribution services offered to creators once onboarded with PodcastOne. Our data driven marketing function range across in network cross promotion, social media best practices, video asset creation and off-network trade opportunities. As a result, we have cultivated a highly engaged listener community across a variety of verticals (True Crime, Sports, TV & Film, etc.). In the quarter ended December 31, 2023, we had recorded a total of 12 million average monthly listeners. We prioritize establishing and maintaining an in-depth relationship with our creators so that we are viewed as a trusted and valued partner.

Podcast Services — Listeners can access our podcasts on their mobile devices and desktops across all major distribution platforms (Apple Podcasts, Spotify, Amazon Music, etc.). We offer all of our podcasts for free to cultivate a broad and loyal user base and generate organic traffic to our audio entertainment which has attractive monetization potential. As we build and scale loyal listeners for our shows, we are also building listeners for our other shows, through our internal cross promotional network. As shows increase in listenership, their value also increases to advertisers, often times resulting in higher cost per thousand impressions (“CPM”), in renewals and ultimately more revenue.

Our Market Opportunity

PodcastOne is a Leading Podcasting Company

PodcastOne is a leading advertiser-supported, on-demand digital audio network. With a 360-degree solution, including content creation, brand integration and distribution, PodcastOne sees more than 436 million downloads annually, across 275 episodes produced weekly. Today, a large global audience has access to over 200 podcasts distributed by PodcastOne whenever and wherever they want. We were one of the first podcast companies and transformed the podcast industry by allowing users to stream audio content (podcasts) on demand. In contrast, traditional radio relies on a linear distribution model in which stations and channels are programmed to deliver a limited programming options with little freedom of choice.

We are one of the largest independent podcast publishers with deep routed relationships with our creators, advertisers and distribution platforms. With over 5.5M unique downloads a month in the US and 29M global streams and downloads, PodcastOne’s portfolio continues to grow with engaged listeners and top tier talent. As illustrated below, we have been recently ranked #10 on the list of Top Podcast Publishers by the podcast metric company, Podtrac, as a leading podcast publisher.

PodcastOne offers content across verticals so there is something for everyone. The power of our network and brands is evident through our shows which consistently rank in the top 100 on the Apple Charts. Furthermore, we have built a promotional strategy that enables discoverability of PodcastOne shows just by being a listener of a show in the same vertical. For example, if you are listening to a PodcastOne true crime show, you will likely hear a promo about another true crime show from PodcastOne.

PodcastOne is more than a podcast company. We are in the relationship business. Every day, brands and creators partner with us to reach consumers who will listen, subscribe to PodcastOne podcasts across the audio landscape. We relentlessly focus on creating entertaining, informative, quality content. Our brand reflects culture by turning a vast portfolio of compelling personalities and stories into entertaining and engaging listening experiences which connect our large audience to the world around them.

Podtrac Ranker January 2024

PODCAST INDUSTRY RANKING HIGHLIGHTS
TOP US PODCAST PUBLISHERS
US AUDIENCE: **JANUARY 2024**

RANK	PODCAST PUBLISHER	US UNIQUE MONTHLY AUDIENCE	US DOWNLOADS & STREAMS	ACTIVE SHOWS	SALES CONTACT
1	iHeartPodcasts	34,032,000	206,572,000	850	iHeartRadio
2	Wondery	20,392,000	94,898,000	232	Wondery Brand Partnerships
3	NPR	20,356,000	117,370,000	51	National Public Media
4	New York Times	9,795,000	48,936,000	12	
5	NBC News	9,309,000	40,254,000	79	
6	The Walt Disney Company	8,699,000	32,979,000	104	
7	DailyWire+	7,036,000	46,567,000	14	
8	Barstool Sports	6,141,000	23,541,000	100	Barstool Sports Sales
9	Vox Media	5,731,000	21,084,000	61	Vox Media
10	PodcastOne	5,342,000	19,160,000	181	PodcastOne Sales
11	PRX	4,775,000	17,821,000	151	Soundrise
12	Paramount	4,448,000	19,344,000	84	
13	Fox Audio Network	4,441,000	32,944,000	118	Fox Ad Solutions
14	CNN	3,817,000	14,385,000	57	WarnerMedia Ad Sales
15	WNYC Studios	3,423,000	12,188,000	34	
16	Blaze Media	3,082,000	18,992,000	18	Blaze Media
17	This American Life	2,856,000	5,975,000	1	
18	The Athletic	1,549,000	5,105,000	94	The Athletic Sales
19	ReVolver Podcasts	1,530,000	4,401,000	85	
20	Lemonada Media	1,099,000	2,554,000	52	Lemonada Media

Total mobile and desktop US podcast audience.

Unique Monthly Audience:

Total of unique audience members who stream or download publisher's podcast content across all shows they produce.

Unique Streams & Downloads:

Total unique streams and downloads of podcast content for the month across all shows produced by publisher.

Active Shows:

Count of shows produced by publisher and measured by Podtrac which contribute to the totals in the Ranking.

Podcast Publisher:

An entity or individual which owns, creates and publishes podcasts.

Ranking data only includes publishers that participate in Podtrac measurement for the full month for which the ranking is being released.

PODTRAC

What Sets Us Apart

How is PodcastOne Different?

We are a leading US podcast network with nearly 200 podcasts/vodcasts, which have generated more than 3.6 billion downloads to date. We accomplish this through several unique approaches including:

Best In Class Content Portfolio with Deep Talent Relationships — PodcastOne publishes many of the biggest podcasts, including The Adam Carolla Show, Off the Vine with Kaitlyn Bristowe, Coffee Convos, The LadyGang, Nappy Boy Radio with T-Pain, and The Jordan Harbinger Show, spanning all major genres. We have personal relationships with each and every talent, which affords us the opportunity to build extensive multi-year agreements. These agreements provide exclusive rights to their podcasting content and derivative rights to new shows. Additionally, these value-added relationships with talent allow us to negotiate industry-leading participation splits.

Full Ownership of Technology Platform, with Proprietary Data and Insights — We are one of the few podcast networks with proprietary Content Management System (“CMS”)/Content Delivery Network (“CDN”) that allows for optimized programmatic capabilities and improved audience analytics. Our hosts/talent are also able to view their download numbers, trends and analytics on this proprietary software, something many competitors don’t provide. This fully owned and operated enterprise CMS rivals other paid platforms such as Megaphone (Spotify-owned), Art19 (Amazon-owned) and SimpleCast (SiriusXM/Pandora-owned). The CMS day to day operation and maintenance is managed by a vendor we contract with and is constantly being updated to be a best-in-class system. The CMS is the platform where podcast episodes are uploaded, RSS feeds are created and distributed to listening platforms, and the listening data is analyzed and displayed in a dashboard for the hosts / producers to see.

Blue Chip Advertiser Relationships with Targeted Measurable Campaigns and Value-Added Opportunities — We offer and book competitive campaigns with new and legacy brands by: (1) using measurement tools and partners to deploy leading podcast measurement solutions that are tailored to our clients key performance indicators, including brand impact and sales lift; (2) engaging with third party attribution partners to provide greater insight for our clients into the effectiveness of their campaigns across multiple publishers and hosting providers; and (3) conducting brand lift studies that allow us to demonstrate and validate campaign impacts.

In addition, because of our deep-rooted relationships with talent we are able to engage them in host-read embedded spots and coach them through voice-over delivery to increase direct response sales and advertiser satisfaction. Furthermore, these relationships allow us to create value-added opportunities with brands through talent socials, YouTube and other influencer marketing tools.

Advertisers also have the opportunity to brand entire podcast series, as executed by Microsoft and MotorTrend most recently. This would allow advertisers to enter into content development deals for their brand with us, where we would we produce and distribute an entire podcast series for the specific brand. Advertisers benefit from branding a podcast series by getting 100% share of voice ads, which in our experience significantly helps them launch a new product, service or offering. Two podcast series examples that we have recently put together in a similar format are The Inevitable podcast and On the Edge with Microsoft Edge podcast.

White Glove Services for Our Partners — PodcastOne is more than just a hosting platform. Our hands-on approach to launching original content and growing existing shows enables us to support our talent with production, editing, marketing and sales capabilities. We are a one-stop shop for everything creators need for their podcasts to be successful. When it comes to the sales and marketing, we are here to share best practices, allocate in-network promo inventory to their shows and engage in 360-degree sales efforts on their behalf.

LaunchPadOne — LaunchPadOne is a free innovative podcast hosting, distribution, and monetization platform that provides an end-to-end podcast solution. With over 1,000 available podcasts, LaunchPadOne offers creators a 360-degree podcasting ecosystem - a cutting-edge technology hosting platform, customizable design elements, a podcast player, distribution tools to publish on all major listening apps, including Apple Podcasts, Spotify, Google Podcasts, Overcast and Pocket Casts and others, and a deep network of shows. LaunchPadOne’s robust platform technology, promotion and monetization opportunities will allow podcast creators to leverage unique opportunities from PodcastOne, such as the ability to accumulate new listeners, get discovered, and collaborate with the established podcast network. PodcastOne will monetize the audience of the LaunchPadOne network through ad insertion technology platform, which generates revenue for PodcastOne. Simultaneously, LaunchPadOne creators will receive free hosting and also have the opportunity to generate revenue for their own podcasts by embedding any ads they sell on their own.

Best-In-Class Management Team with a Track Record of Execution and Growth — we have an unparalleled management team with expertise and resources to produce and manage our podcasts in a turnkey manner. Our list of services include Production studios, Producers, Editors, Social Media, Marketing, Public Relations, Guest Booking, Content Hosting, Nationwide Sales, Host Read Executions, Dynamic Ad Insertion, Programmatic Ads, Vodcasts, Live Events, and Merchandising.

Our best-in-class management team is comprised of the following executives who have scaled PodcastOne to position us as a competitive network in the industry that talent and advertisers want to be a part of:

Kit Gray: Co-Founder & President, PodcastOne — Mr. Gray co-founded PodcastOne in 2012 and attracted high impact podcast talent including Adam Carolla, The LadyGang and Kaitlyn Bristowe. Mr. Gray has been recently named a “Top Influencer in Podcasting” by Podcast Magazine.

Sue McNamara: Chief Revenue Officer — Ms. McNamara has 20 plus years of radio and podcast sales experience. Ms. McNamara is a former CBS radio sales management executive who was responsible for 35% PodcastOne revenue growth in fiscal year ended March 31, 2022.

Eli Dvorkin: VP, Chief Content Officer — Mr. Dvorkin was our first hired employee and joined our Company shortly after our inception. With over 15 years of audio experience, Mr. Dvorkin was recently named one of Podcast Magazine’s 40 Under 40 in podcasting for his ability to create profitable brand partnerships and his ability to grow new and existing talent.

Stacie Parra & Alistair Walford, Co-Heads of Production – with 20+ years of radio and podcast production experience, Ms. Parra has helped us scale a production team that provides a one-stop shop for talent that need production and editing resources for their podcasts.

Benefits for Creators

We provide a large but exclusive stage for creators to connect with existing fans and to be discovered by new fans. In addition to providing creators with access to a free, ad supported podcast marketplace. We also provide creators with a full stack of tools and services, enabling them to grow their podcasts in a turnkey manner.

Creator Services — Our in-house marketing and production teams are responsible for enhancing the growth and success of our talent/creators through various functions by focusing on brand building, audience development, strategy, talent, live events and sweepstakes. At the core of our shows are fundamental and trusted relationships with the hosts which collectively give us the ability to bring their vision to life. The multiple functions of creator services align cross-functionally and throughout PodcastOne to support creators on the platform while attracting new creators to our network.

Monetization — Between July 2020 and December 31, 2023, we have paid more than $34.8 million in minimum guarantee payments (“MGs”) and advertiser revenue shares to creators. We do not pay to distribute our content and we monetize across all listener platforms.

Discovery — We not only help creators connect with existing fans, but we also support creators in connecting with the listeners who are most likely to become fans of their podcasts by running promos for all PodcastOne shows across respective verticals. From our data driven marketing approach that surface new podcasts to Users we offer creators the tools to reach their fans, new and old.

Distribution — A creator who makes their podcasts available on PodcastOne gains access to one of the largest publishing and distribution platforms based on our relationships with the top tier podcast apps and platforms. We enable creators to distribute their unique podcasts to this audience. We also pitch creator content for feature opportunities on Apple Podcasts, Spotify, Amazon Music, Stitcher, and iHeart to broaden their reach and discoverability. Additionally we promote our creator content across our social footprint and through email marketing to podcast fans.

Promotion — We empower creators and their managers to personalize and create unique profiles by providing them with best practices to develop their creator image, including featuring podcasts on their profiles and creating podcast playlists. On top of these standard services, we also offer creators specific promotional tools, designed to target specific Users and broad audiences in order to drive engagement.

Analytics — We provide numerous analytics for creators through our service. Analytics that creators can access include the demographics of their audience, users’ anonymized geographical locations, top listening platforms, and podcast performance data such as number of downloads and weekly listening trends. We provide analytical support that creators need to optimize their performance and focus on doing what they do best—creating unique, entertaining experiences to share with fans around the world. For example, many creators have used our analytics to inform tour locations by citing the geographical audience insights provided in the CMS that would otherwise not have been known.

Our Business Model

We are an Ad-Supported Service that provides free content to listeners via their mobile and desktop devices. We generate revenue from the sale of audio, video and social advertising delivered through advertising impressions. We generally enter into arrangements with advertising agencies that purchase advertising on our platform on behalf of the agencies’ clients. These advertising arrangements typically specify the type of advertising product, pricing, insertion dates, and number of impressions in a stated period. Revenue for our Ad-Supported segment is affected primarily by the number of a show’s listeners and our ability to provide innovative advertising products that are relevant to our Ad-Supported Users and enhance returns for our advertising partners. Our advertising strategy centers on the belief that advertising products that are based on content and are relevant to the Ad-Supported User can enhance Ad-Supported Users’ experiences and provide even greater returns for advertisers through the strength of our host-read embedded promos. According to a Super Listener Survey in 2021, an estimated 49% of listeners believe the hosts actually use the products and services they recommend and 60% of podcast listeners say they have bought something from hearing a podcast ad. Offering advertisers additional ways to purchase advertising on a programmatic basis is another key way that we expand our portfolio of advertising products and enhance advertising revenue. Furthermore, we continue to focus on analytics and measurement tools to evaluate, demonstrate, and improve the effectiveness of advertising campaigns on our platform.

When we are onboard new talent both parties have the common interest of creating content that advertisers want to purchase. We craft our deals with a percentage split of the advertising revenue (host-read embedded ads, DAI and programmatic) which strengthens our partnerships because when advertisers spend, we all win.

Our Growth Strategies

We believe we are still in the early stages of realizing our goal to connect creators and audiences around the world. Our growth strategies are focused on continuously improving our technology and attracting more listeners in current and new markets in order to collect more behavioral data, which we use to offer our Users, advertisers, and creators to achieve more targeted results. The key elements of our growth strategy are:

Strategically Launch New Podcasts with Culturally Relevant Creators — A creator with an engaged fanbase can strengthen our network and along with it, the PodcastOne brand. There is a lot of strategy that comes from onboarding new creators. Most importantly is how they will impact audience growth across their vertical within the PodcastOne ecosystem. We have seen success in this manner with the Kail Lowry vertical and our Real Housewife-hosted shows.

Acquire Existing Podcasts that will Thrive on Our Network — With the data we collect on show performance and show growth through our in-network promotional strategy we know what shows we can grow on our network. Additionally, this data can guide what is missing and why we may want to acquire a show with large numbers that will provide us with a jumping off point for growing our other shows.

Continue to Invest In Our Advertising Business — We will continue to invest in our advertising products in order to create more value for advertisers and our Ad-Supported Users by enhancing our ability to make advertising content more relevant for our Ad-Supported Users. Our advertising strategy centers on the belief that advertising products that are based in podcasts and are relevant to the Ad-Supported User can enhance Ad-Supported Users’ experiences and provide even greater returns for advertisers. We have introduced a number of new advertising products, including sponsored playlists, a self-serve audio advertising platform, and are testing skippable audio advertising. Offering advertisers additional ways to purchase advertising on a programmatic basis is one example of how we continue to expand our portfolio of advertising products. We also are focused on third party agency relationships and their development of analytics and measurement tools to evaluate, demonstrate, and improve the effectiveness of advertising campaigns on our platform.

Partner with New Distribution Platforms from Day One — Being on the ground floor of a developing platform is another key to our growth strategy. This allows for more discoverability and exclusive feature opportunities. When Facebook launched their audio platform, PodcastOne shows were a part of the press plan, received exclusive boosting opportunities and were among the first podcasts to streaming on their platform. Similarly, we are currently in beta with YouTube, who announced earlier this year that they are launching a podcast platform of their own. Approximately 28% of podcasts are consumed on YouTube and that number is quickly growing.

Advertising Solutions for Partners — Our Ad-Supported Service has grown from $34.2 million in revenue for the year ended March 31, 2022 to $34.6 million in revenue for the year ended March 31, 2023, representing an increase of 6%. As more audio content is created and converting listeners to buyers, brands and advertisers are continuing to shift their marketing spends from traditional mediums to podcasting. A March 2022 survey by Advertiser Perceptions shows that “while 31% of agencies and brands have dedicated podcast ad budgets, more than half (54%) are taking the money out of their overall digital allocation including 49% that said it comes from their digital audio budget line.”

Technology innovation and data mining are at the heart of our Ad-Supported Service. From a technology perspective, we continue to adapt to what consumers want and the tools that agencies and partners are building to support these needs. We create content that resonates with listeners and that brands want to be aligned with.

PodcastOne has partnered with third party attribution companies to assist with attribution metrics, click-through data and ROI metrics. Such companies include: Podsights, Chartable, Claritas, Artsai, Podtrac and Extreme Reach.

Our ability to harness our data allows us to know our audiences. We believe we understand people through their mindset, activities, and tastes, and we can serve them relevant advertising catered specifically to them. Our advertising platform is continually moving toward a holistic people-based marketing approach that is better for both our listeners and our advertisers.

By offering advertisers customized opportunities within our programs we are able to deliver results for our brands and advertisers. Taking our podcast brands beyond an audio experience, we also give advertisers the opportunity to scale their buys across our video and social products when aligning with a PodcastOne podcast. We believe we will further strengthen our advertising business, since these are increasingly popular mediums for our advertising partners, the brands they represent and consumer behaviors.

Blue Chip Advertiser Relationships with Targeted Measurable Campaigns and Value-Added Opportunities — Our in-house marketing and production teams are responsible for enhancing the growth and success of our talent/creators through various functions by focusing on brand building, audience development, strategy, talent, live events and sweepstakes. At the core of our shows are fundamental and trusted relationships with the hosts which collectively give us the ability to bring their vision to life. The multiple functions of creator services align cross-functionally and throughout PodcastOne to support creators on the platform while attracting new creators to our network.

In addition, because of our deep-rooted relationships with talent we are able to engage them in host read embedded spots and coach them through voice-over delivery to increase direct response sales and advertiser satisfaction. Furthermore, these relationships allow us to create value-added opportunities with brands through talent socials, YouTube and other influencer marketing tools.

Advertisers also have the opportunity to brand entire podcast series, as executed by Microsoft and our MotorTrend podcast most recently. This would allow advertisers to enter into content development deals for their brand with us, where we would we produce and distribute an entire podcast series for the specific brand. Advertisers benefit from branding a podcast series by getting 100% share of voice ads, which in our experience significantly helps them launch a new product, service or offering. Two podcast series examples that we have recently put together in a similar format are The Inevitable podcast and On the Edge with Microsoft Edge podcast.

We also offer comprehensive sales opportunities for advertisers ranging from video, audio and social to live events and merchandise. By scaling across our talent’s networks we can offer exclusive branding opportunities to our clients including higher CPMs for us and value added opportunities for advertisers.

Our Content Strategy

At the core, our content strategy is about partnering with influencers and creators who will not only thrive in the audio space but who complement our current programming. Since July 2020 we have onboarded over 250 shows, increasing downloads by more than 10% for some (On Display with Melissa Gorga, Trust Me) and consistently ranking in the top 12 publishers according to Podtrac. We grow by continuing to identify what resonates with our listeners and delivering content consumers want to listen to.

There is also a surge in video podcasts (vodcasts), a product we have been delivering for some of our shows since 2020. We are encouraging all of our podcasters to create video content, a platform we can support (produce, edit, distribute) on their behalf via YouTube and various social platforms. With YouTube’s recent hyper focus on bringing podcast content to their platform, we expect to see considerable podcast listener growth and AdSense dollars (revenue) from the platform.

Our Technology

We have built an internal Content Management System (“CMS”) system that creators and producers can use to track metrics about shows on an episode-by-episode basis. CMS is the platform where podcast episodes are uploaded, RSS feeds are created and distributed to listening platforms, and the listening data is analyzed and displayed in a dashboard for the creators / producers to see. We are focused on continuously improving our technology so that it is user-friendly and sets us apart from other independent publishers.

We are one of the few podcast networks with a proprietary CMS that allows for a customizable internal system resulting in improved audience analytics. Our hosts/talent are also able to view their own download numbers, trends and analytics on this proprietary software, something many network competitors don’t provide. This fully owned and operated enterprise CMS rivals other paid platforms such as Megaphone (Spotify-owned), Art19 (Amazon-owned) and SimpleCast (SiriusXM/Pandora-owned). The CMS’ day-to-day operation and maintenance is managed by a vendor we contract with and is constantly being updated to be a best-in-class system.

Marketing

Since our inception, we have focused our marketing efforts on enhancing our brand’s authenticity and presence among consumers, creators and advertisers. Initially, our campaigns were designed to educate the market on the concept of on-demand podcast streaming and the navigation functionality we provided. As familiarity with the podcast access model spread, our promotional efforts shifted to promote the specific shows, talent and brands in our portfolio. We’ve found that consumers don’t particularly know or care who is producing the content they are listening to. They are listening because they like what a host or creator represents and has to say.

Our Competition

We compete for the time and attention of our users across different forms of media, including traditional broadcast, satellite, and internet radio (iHeartRadio, LastFM, Pandora, and SiriusXM), other providers of on-demand audio streaming services (Spotify, Amazon Prime, Apple Music, Deezer, Google Play Music, Joox, Pandora, and SoundCloud), and other providers of in-home and mobile entertainment such as cable television, video streaming services, and social media and networking websites. Additionally, we compete with midsized publishers creating and distributing ad-supported content for the aforementioned audio platforms (Dear Media, Kast Media, Barstool Sports, etc.). We compete to attract and engage listeners with our content accessibility, perceptions of advertising load in our shows, brand awareness and reputation. Many of our competitors enjoy competitive advantages such as greater name recognition, legacy operating histories, and larger marketing budgets, as well as greater financial, technical, human, and other resources.

Additionally, we compete to attract and retain advertisers and a share of their advertising spend for our Ad-Supported Service. We believe our ability to compete depends primarily on the reputation and strength of our brand as well as our reach and ability to deliver a strong return on investment to our advertisers, which is driven by the size of our show-specific audiences, our advertising products, our targeting, delivery and measurement capabilities, and third party/agency relationships.

We also compete to attract and retain highly talented individuals, including producers, editors, sales executives and marketers. Our ability to attract and retain personnel is driven by compensation, culture, and the reputation and strength of our brand. We believe we provide competitive compensation packages and foster a team-oriented culture where each employee is encouraged to have a meaningful contribution to PodcastOne. We also believe the reputation and strength of our brand helps us attract individuals that are passionate about our Service.

For information on competition-related risks, see “Risk Factors” on page 20.

History and Development of PodcastOne

We are a Delaware corporation incorporated on February 5, 2014. On July 1, 2020, we were acquired by LiveOne and became its wholly owned subsidiary. On July 15, 2022, we completed a private placement offering (the “Notes Financing”) of our unsecured convertible notes to certain accredited investors and institutional investors for gross proceeds of $8,835,800. On September 8, 2023, we completed the Direct Listing and became LiveOne’s majority owned subsidiary. On September 21, 2023, we changed our corporate name to “PodcastOne, Inc.”

Intellectual Property

Our success depends in part upon our ability to protect our technologies and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including trade secrets, patents, copyrights, and trademarks, as well as contractual restrictions, technological measures, and other methods.

In addition to the forms of intellectual property listed above, we own rights to proprietary processes and trade secrets, including those underlying the PodcastOne platform. We use contractual and technological means to control the use and distribution of our proprietary software, trade secrets, and other confidential information, both internally and externally, including contractual protections with employees, contractors, customers, and partners. Finally, since 2019, PodcastOne has included passive participation in substantially all of its agreements, meaning if a podcast goes to derivative, PodcastOne has creative control but does accrue payment as a passive participant.

LaunchPadOne — LaunchPadOne is a free innovative podcast hosting, distribution, and monetization platform that provides an end-to-end podcast solution. With over 1,000 available podcasts, LaunchPadOne offers creators a 360 podcasting ecosystem - a cutting-edge technology hosting platform, customizable design elements, a podcast player, distribution tools to publish on all major listening apps, including Apple Podcasts, Spotify, Google Podcasts, Overcast and Pocket Casts and others, and a deep network of shows. LaunchPadOne’s robust platform technology, promotion and monetization opportunities will allow podcast creators to leverage unique opportunities from us, such as the ability to accumulate new listeners, get discovered, and collaborate with the established podcast network. We will monetize the audience of the LaunchPadOne network through ad insertion technology platform, which generates revenue for us. Simultaneously, LaunchPadOne creators receive free hosting and also have the opportunity to generate revenue for their own podcasts by embedding any ads they sell on their own.

Certain Relationships and Related Party Transactions

Please see section “Certain Relationships and Related Party Transactions — Various Agreements Entered into with LiveOne — Other Agreements” in this prospectus for a summary of material agreements, other than material agreements entered into in the ordinary course of business, to which we are or have been a party.

Concentration of Ownership

LiveOne, which beneficially owned 100% of the outstanding shares of our common stock prior to the Spin-Out, beneficially owned approximately 75.4% of our common stock at the time of the completion of the Spin-Out (not including the exercise of the Bridge Warrants or the exercise of the Placement Agent Warrants and assuming the conversion of all of the Bridge Notes) and, as a result, has the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of significant corporate transactions. See “Description of Capital Stock.” As a result of the completion of the Spin-Out, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See “Management — Controlled Company Exemption.”

Summary Risk Factors

Our business is subject to a number of risks and uncertainties, as more fully described under “Risk Factors” in this prospectus. We have various categories of risks, including risks related to our business and industry; risks related to our intellectual property; risks related to regulatory compliance and legal matters; risks related to tax and accounting matters; risks related to ownership of our common stock; and general risk factors, which are discussed more fully in the section titled “Risk Factors.” These risks could materially and adversely impact our business, financial condition, and results of operations, which could cause the trading price of our common stock to decline and could result in a loss of all or part of your investment. Additional risks, beyond those summarized below or discussed elsewhere in this prospectus, may apply to our business, activities, or operations as currently conducted or as we may conduct them in the future or in the markets in which we operate or may in the future operate. Some of these risks include:

●	We have incurred significant operating and net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

●	We may require additional capital, including to fund our and/or LiveOne’s current debt obligations and to fund potential acquisitions and capital expenditures, which may not be available on terms acceptable to us or at all and which depends on many factors beyond our control.

●	Our ability to continue as a going concern.

●	If LiveOne does not comply with the provisions of its senior credit facility, its senior lender may terminate its obligations to LiveOne and require LiveOne and/or us to repay all outstanding amounts owed thereunder.

●	We face and will continue to face competition for ad-supported listening time.

●	Our business is dependent upon the performance of the podcasts and their talent.

●	Significant up-front and/or minimum guarantees required under certain of our podcast license agreements may limit our operating flexibility and may adversely affect our business, operating results, and financial condition.

●	If we fail to increase the number of listeners consuming our podcast content, our business, financial condition and results of operations may be adversely affected.

●	Our revenue and operating results are highly dependent on the overall demand for advertising. Factors that affect the amount of advertising spending, such as economic downturns, can make it difficult to predict our revenue and could adversely affect our business.

●	Expansion of our operations to deliver additional podcasts subjects us to increased business, legal, financial, reputational and competitive risks.

●	Increases in the costs in relation to podcast content creators, such as higher podcast MGs and/or talent revenue share compensation and costs of discovering and cultivating a top podcast content creator, may have an adverse effect on our business, financial condition and results of operations.

●	We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in adverse publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, financial condition and results of operations.

●	We face competition for users’ attention and time.

●	We face significant competition for advertiser and sponsorship spend.

●	We cannot assure you that we will be able to meet Nasdaq’s initial listing requirements to consummate the Direct Listing, and Nasdaq may not permit our shares of common stock to be quoted on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

●	Our failure to meet the continued listing requirements of Nasdaq could result in a de-listing of our common stock and penny stock trading.

●	We plan to expand into international markets in the 2025 fiscal year, which would subject us to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets, which could adversely affect our business, financial condition and results of operations.

●	Our success depends, in significant part, on discretionary consumer and corporate spending on entertainment and factors adversely affecting such spending could have a material adverse effect on our business, financial condition and results of operations.

●	Unfavorable outcomes in legal proceedings may adversely affect our business, financial conditions and results of operations.

●	LiveOne’s debt agreements contain restrictive and financial covenants that may limit our operating flexibility, and LiveOne’s substantial indebtedness may limit cash flow available to us to invest in the ongoing needs of our business.

●	LiveOne may not have the ability to repay the amounts then due under the senior credit facility, which may have a material adverse effect on our business, financial condition and results of operations.

●	The Distribution could result in significant tax liability to LiveOne and its stockholders.

●	We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Out.

●	We have no operating history as an independent publicly-traded company, and our historical financial information is not necessarily representative of the results we would have achieved as an independent publicly-traded company and may not be a reliable indicator of our future results.

●	We may not be able to access the credit and capital markets at the times and in the amounts needed on acceptable terms.

●	Certain of LiveOne’s and our agreements contain provisions requiring the consent of third parties in connection with the Spin-Out. If these consents are not obtained, we may be unable to consummate the Spin-Out and/or enjoy the benefit of these agreements in the future.

●	Our listing differs significantly from an underwritten initial public offering.

●	Our stock price may be volatile, and could decline significantly and rapidly.

●	An active, liquid, and orderly market for our common stock may not develop or be sustained. You may be unable to sell your shares of our common stock at or above the price at which you purchased them.

●	LiveOne as our principal stockholders will have the ability to influence the outcome of director elections and other matters requiring stockholder approval.

●	LiveOne’s majority ownership of our common stock has the effect of concentrating voting control with it and its affiliates, which limits your ability to influence the outcome of important transactions and to influence corporate governance matters, such as electing directors, and to approve material mergers, acquisitions, or other business combination transactions that may not be aligned with your interests.

●	Other than our executive officers, none of LiveOne’s stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, sales of substantial amounts of our common stock in the public markets, or the perception that sales might occur, could cause the trading price of our common stock to decline.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include that:

●	we are only required to include two years of audited consolidated financial statements in this prospectus in addition to any required interim financial statements, and correspondingly only required to provide reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

●	we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

●	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes”; and

●	we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to our median employee compensation.

We may take advantage of these provisions until the last day of the fiscal year during which the fifth anniversary of this listing occurs or such earlier time that we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (ii) the last day of the fiscal year during which the fifth anniversary of this listing occurs; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Under the JOBS Act, emerging growth companies also can delay adopting new or revised accounting standards until such time as those standards would otherwise apply to private companies. We currently intend to take advantage of this exemption.

For risks related to our status as an emerging growth company, see “Risk Factors — Risks Related to Ownership of Our Common Stock — We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.”

Channels for Disclosure of Information

Investors, the media, and others should note that we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.podcastone.com), blog posts on our website, press releases, public conference calls, webcasts, our Twitter feed (@PodcastOne), our Instagram page, our Facebook page and our LinkedIn page. Information contained on or accessible through our website is not incorporated by reference into this prospectus, and inclusion of our website address, Twitter feed, Instagram page, Facebook page and LinkedIn page in this prospectus are inactive textual references only. You should not consider information contained on our website or our social media pages to be part of this prospectus or in deciding whether to purchase shares of our common stock.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were incorporated in Delaware as “Courtside Group, Inc.” on February 5, 2014. On July 1, 2020, we were acquired by LiveOne and became its wholly owned subsidiary. On September 8, 2023, we completed the Direct Listing. On September 21, 2023, we changed our corporate name to “PodcastOne, Inc.” As a result of the Direct Listing, we became LiveOne’s majority owned subsidiary. We have two wholly owned subsidiaries, Courtside, LLC, a Delaware limited liability company, and PodcastOne Sales, LLC, a California limited liability company. Our principal executive offices are located at 335 North Maple Drive, Suite 127, Beverly Hills, CA 90210. Our main corporate website address is www.podcastone.com. We make available on or through our website our periodic reports that we file with the SEC. This information is available on our website free of charge as soon as reasonably practicable after we electronically file the information with or furnish it to the SEC. The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus and shall not be deemed “filed” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

SUMMARY UNAUDITED CONDENSED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables summarize our unaudited condensed consolidated financial and operating data. The summary consolidated statements of operations and cash flows information for the years ended March 31, 2023 and 2022 and have been derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The summary consolidated statements of operations and cash flows information for the nine months ended December 31, 2023 and 2022 and the summary consolidated balance sheet information as of December 31, 2023 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. This unaudited condensed consolidated financial data is for informational purposes only. The unaudited interim consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in management’s opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected for any period in the future and our interim results are not necessarily indicative of our expected results for the year ended March 31, 2024. You should read the following summary consolidated financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

There are no pro forma adjustments necessary to reflect our operations and financial position as an autonomous entity from LiveOne as the financial statements reflect all potential adjustments including an allocation of overhead expenses (please refer to Note 2 – Summary of Significant Accounting Policies and Note 15 – Subsequent Events of our audited consolidated financial statements included elsewhere in this prospectus for adjustments made with LiveOne).

	Year Ended March 31,	Year Ended March 31,	Nine Months Ended December 31,
	2023	2022	2023	2022
			(Unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Information:
Revenue	$34,645	$32,348	$31,595	$25,802

Operating expenses:
Cost of sales(1)	27,579	26,271	26,666	19,954
Sales and marketing (1)	5,174	5,155	3,433	3,931
Product development(1)	312	251	70	134
General and administrative(1)	3,316	4,871	4,736	2,723
Amortization of intangible assets	99	502	523	76

Total operating expenses	36,480	37,050	35,428	26,818

Other income (expense), net	(5,132)	1,098	(9,850)	(2,000)

Income (loss) before provision for income taxes	(6,967)	(3,604)	(13,683)	(3,016)
Provision (benefit) for income taxes	-	-	-	-

Net income (loss)	$(6,967)	$(3,604)	$(13,683)	$(3,016)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(0.06)	$(0.02)	$(0.64)	$(0.02)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(2)	110,816,027	147,984,230	21,252,375	147,984,230

(1)	Includes stock-based compensation expense as follows:

	Year Ended March 31,	Year Ended March 31,	Nine Months Ended December 31
	2023	2022	2023	2022
			(Unaudited)
	(in thousands)
Cost of sales	$232	$500	$668	$174
Product development	-	8	-	-
Sales and marketing	260	477	261	195
General and administrative	510	1,541	1,795	382

Total stock-based compensation	$1,002	$2,526	$2,724	$751

(2)	See Note 2 of each of the notes to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net income (loss) per share, basic and diluted, for the years ended March 31, 2023 and 2022 and for the nine months ended December 31, 2023 and 2022.

The following table summarizes our cash flows for the year ended March 31, 2023 and nine months ended December 31, 2023:

	Year Ended March 31,	Nine Months Ended December 31,
	2023	2023
		(Unaudited)
	(in thousands)
Consolidated Statements of Cash Flows Information:
Net cash provided by (used in) operating activities	$(4,698)	$1,786
Net cash used in investing activities	$(219)	$(943)
Net cash provided by (used in) financing activities	$7,376	$(3,000)

Non-GAAP Financial Measures

The following tables present certain financial measures not in accordance with accounting principles generally accepted in the United States of America (“GAAP”) (non-GAAP financial measures), along with the most directly comparable GAAP measure, for each period presented below. In addition to our results determined in accordance with GAAP, we believe these non-GAAP financial measures are useful in evaluating our operating performance.

The following table sets forth the reconciliation of Adjusted EBITDA to net loss, the most comparable GAAP financial measure for the year ended March 31, 2022 and 2023 and the nine months ended December 31, 2023 and 2022 (in thousands):

	Net Income (Loss)	Depreciation and Amortization	Stock-Based Compensation	Non- Recurring Acquisition and Realignment Costs	Other (Income) Expense	(Benefit) Provision for Taxes	Adjusted EBITDA
Period Ended
Year Ended March 31, 2023	$(6,967)	$323	$1,001	$-	$5,132	$-	$(511)
Year ended March 31, 2022	$(3,604)	$634	$2,526	$-	$(1,098)	$-	$(1,542)
Nine months Ended
December 31, 2023	$(13,683)	$710	$2,724	$804	$9,850	-	$405
December 31, 2022	$(3,016)	$241	$751	$-	$2,000	-	$(24)

The following table sets forth reconciliation of Gross Profit, the most comparable GAAP financial measure, to Contribution Margin for the year ended March 31, 2022, period from July 1, 2020 to March 31, 2021, period from April 1, 2020 to June 30, 2020 and the nine months ended December 31, 2023 and 2022 (in thousands):

	Year Ended March 31,	Year Ended March 31,	Nine months Ended December 31,
	2023	2022	2023	2022
			(Unaudited)
	(in thousands)
Revenue	$34,645	$32,348	$31,595	$25,802
Less:
Cost of sales	(27,529)	(26,271)	(26,666)	(19,954)
Amortization of developed technology	(209)	(110)	(170)	(154)
GAAP Gross profit	6,907	5,967	4,759	5,694

Add back amortization of developed technology	209	110	170	154
Non-GAAP Contribution Margin	$7,116	$6,077	$4,929	$5,848

For additional information about these non-GAAP financial measures and reconciliations of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with U.S. GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially adversely affect our business, financial condition, or results of operations. In such case, the trading price of our common stock could decline, and you may lose some or all of your original investment. The risks discussed below are not the only risks we face. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also have a material adverse effect on our business, financial condition, prospects, results of operations, or cash flows. We cannot assure you that any of the events discussed in the risk factors below will not occur.

Risks Related to Our Business and Industry

We have incurred significant operating and net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

As reflected in our consolidated financial statements included elsewhere herein, we have a history of losses, incurred significant operating and net losses in each year since our inception, including net losses of $7.0 million and $3.6 million for the fiscal years ended March 31, 2023 and 2022, respectively, and cash used in operating activities of $(4.7) million and $(2.0) million for the fiscal years ended March 31, 2023 and 2022, respectively, and had cash provided by operating activities of $1.8 million and cash used in operating activities of $4.3 million for the nine months ended December 31, 2023 and 2022, respectively.  We incurred a net loss of $13.7 million and $3 million for the nine months ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had an accumulated deficit of $28.6 million and a working capital deficit of $1.3 million. We anticipate incurring additional losses until such time that we can generate significant increases to our revenues, and/or reduce our operating costs and losses. To date, we have financed our operations exclusively through the sale or issuance of our equity securities (including convertible securities) and cash from operations, and after our acquisition by LiveOne on July 1, 2020, through LiveOne’s sale of its and/or our equity and/or debt securities (including convertible securities) and cash from operations. The size of our future net losses will depend, in part, on the rate of future expenditures and our ability to significantly grow our business and increase our revenues. We expect to continue to incur substantial and increased expenses as we grow our business. We also expect an increase in our expenses associated with our operations as a publicly-traded company. We may incur significant losses in the future for a number of other reasons, including unsuccessful acquisitions, costs of integrating new businesses, expenses, difficulties, complications, delays and other unknown events. As a result of the foregoing, we expect to continue to incur significant losses for the foreseeable future and we may not be able to achieve or sustain profitability.

Our ability to meet our total liabilities of $11.2 million as of December 31, 2023, and to continue as a going concern, is dependent on our ability to increase revenue, reduce costs, achieve a satisfactory level of profitable operations, obtain additional sources of suitable and adequate financing and further develop and execute on our business plan. We may never achieve profitability, and even if we do, we may not be able to sustain being profitable. As a result of the going concern uncertainty, there is an increased risk that you could lose the entire amount of your investment in our company, which assumes the realization of our assets and the satisfaction of our liabilities and commitments in the normal course of business.

If LiveOne does not comply with the provisions of its ABL Credit Facility and/or the Capchase Loan, its senior lenders may terminate its obligations to LiveOne and require LiveOne and/or us to repay all outstanding amounts owed thereunder.

LiveOne’s ABL Credit Facility and the Capchase Loan contain certain provisions that limit its and our operating activities, including the ABL Credit Facility containing a covenant relating to the requirement to maintain a certain amount cash (as provided in the ABL Credit Facility loan agreement). If an event of default occurs and is continuing, the ABL Credit Facility lender and/or Capchase may among other things, terminate their obligations thereunder, accelerate their debt and require LiveOne and/or us to repay all amounts thereunder. For example, on October 13, 2022, a judgement was entered in favor of SoundExchange, Inc. (“SX”) against LiveOne and Slacker in the United States District Court Central District of California in the amount of approximately $9.8 million. On February 3, 2023, LiveOne entered into an agreement to settle the dispute with SX and related court judgement entered against the defendants, pursuant to which LiveOne agreed to make certain monthly payments to SX for a period of 24 months and certain other payments in the event LiveOne obtains additional financing(s), unless LiveOne repays the judgment amount earlier pursuant to the terms of the agreement, and SX agreed not to take any action to enforce such judgment, so long as the defendants are not in default under the agreement. LiveOne’s debt agreements with the ABL Credit Facility lender contains a covenant that if a material adverse change occurs in its financial condition, or such lender reasonably believes the prospect of payment or performance of their loan is materially impaired, the lender at its option may immediately accelerate their debt and require LiveOne to repay all outstanding amounts owed thereunder. If for any reason LiveOne fails to comply with the terms of its settlement agreement with SX, its ABL Credit Facility lender may declare an event of default and at its option may immediately accelerate its debt and require LiveOne and/or us to repay all outstanding amounts owed under the ABL Credit Facility, which would materially adversely impact our business, operating results and financial condition. In the event LiveOne fails to make any payment of any principal of, or interest or premium on, any indebtedness owed to the ABL Credit Facility lender, Capchase would have the right to declare a default under its loan agreement with LiveOne. As of December 31, 2023, LiveOne was in compliance with all covenants under the Capchase Loan and the ABL Credit Facility.

We may require additional capital, including to fund our and/or LiveOne’s current debt obligations and to fund potential acquisitions and capital expenditures, which may not be available on terms acceptable to us or at all and which depends on many factors beyond our control.

Historically, we have funded our business operations and capital expenditures primarily through the issuance and sale of our and/or LiveOne’s equity and/or debt issuances (including convertible securities) and cash from operations. To support our growing business, we must have sufficient capital to continue to make significant investments in our platform and product offerings. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our common stock, and our existing stockholders may experience dilution. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Any refinancing of our indebtedness could be at significantly higher interest rates, require additional restrictive financial and operational covenants, or require us to incur significant transaction fees, issue warrants or other equity securities, or issue convertible securities. These restrictions and covenants may restrict our ability to finance our operations and engage in, expand, or otherwise pursue our business activities and strategies. Our ability to comply with these covenants and restrictions may be affected by events beyond our control, and breaches of these covenants and restrictions could result in a default and an acceleration of our obligations under a debt agreement. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or our solutions under development, or grant licenses on terms that are not favorable to us, which could lower the economic value of those programs to us.

We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans and operating performance and the condition of the capital markets at the time we seek financing and to an extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot be certain that additional financing will be available to us on favorable terms, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business, financial condition and results of operations could be adversely affected.

Our ability to meet our total liabilities, as reported in the accompanying balance sheets, and to continue as a going concern, is dependent on our ability to increase revenue, reduce costs, achieve a satisfactory level of profitable operations, obtain additional sources of suitable and adequate financing and further develop and execute on our business plan. As a result of the going concern uncertainty, there is an increased risk that you could lose the entire amount of your investment in our company, which assumes the realization of our assets and the satisfaction of our liabilities and commitments in the normal course of business.

There is substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm has issued an opinion on our audited financial statements included in this registration statement that contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern because we have suffered recurring losses from operations, negative cash flows from operating activities and has a net capital deficiency. These matters raise substantial doubt about our ability to continue as a going concern. The perception that we may not be able to continue as a going concern may have a material adverse effect on our share price and our ability to raise new capital (whether it is through the issuance of equity or debt securities or otherwise), enter into critical contractual relations with third parties and otherwise execute our business objectives.

Our ability to meet our total liabilities, as reported in the accompanying balance sheets, and to continue as a going concern, is dependent on our ability to increase revenue, reduce costs, achieve a satisfactory level of profitable operations, obtain additional sources of suitable and adequate financing and further develop and execute on our business plan. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. We have been profitable, however we may not be able to sustain being profitable. As a result of the going concern uncertainty, there is an increased risk that you could lose the entire amount of your investment in our company, which assumes the realization of our assets and the satisfaction of our liabilities and commitments in the normal course of business. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. If our Company and/or LiveOne is unable to continue as a going concern, we and/or LiveOne may have to liquidate our and/or its assets, and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

We face and will continue to face competition for ad-supported listening time.

We compete with providers of podcasts that offer an on-demand catalog of podcast content that is similar to ours. We face increasing competition from a growing variety of podcast providers that seek to differentiate their service by content offering and product features, and they may be more successful than us in predicting listener preferences, providing popular content, and innovating new features.

Our competitors include providers of internet radio, terrestrial radio, and satellite radio. Internet radio providers may offer more extensive content libraries than we offer and some may be offered internationally more broadly than our PodcastOne service. In addition, internet radio providers may leverage their existing infrastructure and content libraries, as well as their brand recognition and listener base, to augment their services by offering competing on-demand podcast features to provide listeners with more comprehensive podcast service delivery choices. Terrestrial radio providers often offer their content for free, are well-established and accessible to consumers, and offer media content that we currently do not offer. In addition, many terrestrial radio stations have begun broadcasting digital signals, which provide high-quality audio transmission. Satellite radio providers, such as SiriusXM and iHeartRadio, may offer extensive and exclusive news, comedy, sports and talk content, and national signal coverage.

We believe that companies with a combination of technical expertise, brand recognition, financial resources, and digital media experience also pose a significant threat of developing competing on-demand audio distribution technologies. In particular, if known incumbents in the digital media space such as Facebook choose to offer competing services, they may devote greater resources than we have available, have a more accelerated time frame for deployment, and leverage their existing listener base and proprietary technologies to provide services that our listeners and advertisers may view as superior. Furthermore, Amazon Music, Apple Podcasts, Spotify, iHeartMusic and others have competing podcast services, which may negatively impact our business, operating results, and financial condition. Our current and future competitors may have higher brand recognition, more established relationships with content licensors and mobile device manufacturers, greater financial, technical, and other resources, more sophisticated technologies, and/or more experience in the markets in which we compete. Our current and future competitors may also engage in mergers or acquisitions with each other, as SiriusXM and Pandora have done, or to acquire smaller podcasting services, such as Spotify has done, to combine and leverage their audiences. Our current and future competitors may innovate new features or introduce new ways of consuming or engaging with content that cause our listeners, especially the younger demographic, to switch to another product, which would negatively affect our listener retention, growth, and engagement. In addition, Apple and Google also own application store platforms and are charging in-application purchase fees, which are not being levied on their own applications, thus creating a competitive advantage for themselves against us. If other competitors that own application store platforms and competitive services adopt similar practices, we may be similarly impacted. As the market for on-demand audio on the internet and mobile and connected devices increases, new competitors, business models, and solutions are likely to emerge.

We also compete for listeners based on our presence and visibility as compared with other businesses and platforms that deliver audio content through the internet and connected devices. We face significant competition for listeners from companies promoting their own digital audio content online or through application stores, including several large, well-funded, and seasoned participants in the digital media market. Device application stores often offer listeners the ability to browse applications by various criteria, such as the number of downloads in a given time period, the length of time since an application was released or updated, or the category in which the application is placed. The websites and applications of our competitors may rank higher than our website and our PodcastOne application, and our application may be difficult to locate in device application stores, which could draw potential listeners away from our service and toward those of our competitors. If we are unable to compete successfully for listeners against other digital media providers by maintaining and increasing our presence, ease of use, and visibility online, on devices, and in application stores, our number of premium subscribers, ad-supported users, and the amount of content streamed on our service may fail to increase or may decline and our subscription fees and advertising sales may suffer.

We compete for a share of advertisers’ overall marketing budgets with other content providers on a variety of factors, including perceived return on investment, effectiveness and relevance of our advertising products, pricing structure, and ability to deliver large volumes or precise types of advertisements to targeted listener demographic pools. We also compete for advertisers with a range of internet companies, including major internet portals, search engine companies, social media sites, and mobile applications, as well as traditional advertising channels such as terrestrial radio and television.

Large internet companies with strong brand recognition, such as Facebook, Google, Amazon, and Twitter, have significant numbers of sales personnel, substantial advertising inventory, proprietary advertising technology solutions, and traffic across web, mobile, and connected devices that provide a significant competitive advantage and have a significant impact on pricing for reaching these listener bases. Failure to compete successfully against our current or future competitors could result in the loss of current or potential advertisers, a reduced share of our advertisers’ overall marketing budget, the loss of existing or potential listeners, or diminished brand strength, which could adversely affect our pricing and margins, lower our revenue, increase our research and development and marketing expenses, and prevent us from achieving or maintaining profitability.

Our business is dependent upon the performance of our podcasts and their talent.

We independently contract with podcasts and talent with significant loyal audiences in their respective markets. Although we have entered into long-term agreements with some of our key podcast hosts to protect our interests in those relationships, we can give no assurance that all or any of these persons will remain with us, will be able to continue to provide podcasting services, will retain their audiences or will continue to be profitable. Competition for these podcasts and talent is intense and certain of these talent and podcasts are under no legal obligation to remain with us after the expiration of their podcast license agreements. Our competitors may choose to extend offers to any of these podcasts and/or talent on terms which we may be unwilling to meet. Furthermore, the popularity and audience loyalty of our key podcasts is highly sensitive to rapidly changing public tastes. A loss of such popularity or audience loyalty is beyond our control and could have a material adverse effect on our ability to attract local and/or national advertisers and on our revenue and/or ratings, and could result in increased expenses.

Significant up-front and/or minimum guarantees required under certain of our podcast license agreements may limit our operating flexibility and may adversely affect our business, operating results, and financial condition.

Certain of our podcast license agreements contain significant up-front and/or require that we make minimum guarantee payments (“MGs”). In addition, in order to secure top podcasts and/or renew top performing podcasts, we may be required to fund significant MGs payment requirements. While some MGs are recoupable by us as a direct cost before we share any revenue with the underlying partners, some MGs related to our content acquisition costs are not always tied to our revenue and/or audience growth forecasts (e.g., number of listeners, downloads, YouTube viewers, social media followers), or the number of podcasts distributed our service. We may also be subject to MGs to rights holders with respect to certain strategic partnerships we enter into that may not produce all of the expected benefits. Accordingly, our ability to achieve and sustain profitability and operating leverage on our service in part depends on our ability to increase our revenue through increased advertising sales on terms that maintain an adequate gross margin. The duration of our license agreements for podcast content that contain MGs is frequently between one and two years. If our forecasts of user acquisition or retention do not meet our expectations or advertising sales decline significantly during the term of our license agreements, our margins may be materially and adversely affected. To the extent our advertising sales do not meet our expectations, our business, operating results, and financial condition could also be adversely affected as a result of such MGs. In addition, the fixed cost nature of these MGs may limit our flexibility in planning for, or reacting to, changes in our business and the market segments in which we operate.

We rely on estimates of the market share of streamed and/or downloaded content by the provider, as well as our own user growth and forecasted advertising revenue, to forecast whether such MGs could be recouped against our actual content acquisition costs incurred over the duration of the license agreement. To the extent that this revenue and/or market share estimates underperform relative to our expectations, leading to content acquisition costs that do not exceed such MGs, our margins may be materially and adversely affected.

If we fail to increase the number of listeners consuming our podcast content, our business, financial condition and results of operations may be adversely affected.

The size of our listener base consuming our podcast content is critical to our success, and we will need to develop and grow our listener base to be successful. We currently generate substantially all of our revenue from advertising and sponsorship, which is dependent on the number of listeners consuming our podcast content that we attract. For example, if we are unable to retain and attract listeners consuming our podcast content, we may be unable to maintain or increase the frequency of listeners’ engagement with our platform and our podcasts. In addition, if listeners do not perceive our content as original, entertaining or engaging, we may not be able to attract advertising and sponsorship opportunities and/or increase the resulting frequency of listeners’ engagement with our platform and content. If we are unable to retain and attract listeners, our network and services could also be less attractive to potential new advertisers, sponsors and listeners, as well as to podcasts and podcasting talent, which could have a material and adverse impact on our business, financial condition and results of operations.

Our revenue and operating results are highly dependent on the overall demand for advertising. Factors that affect the amount of advertising spending, such as economic downturns, can make it difficult to predict our revenue and could adversely affect our business.

Our business depends on the overall demand for advertising and on the economic health of our current and prospective advertisers. If advertisers reduce their overall advertising spending, our revenue and results of operations are directly affected. Many advertisers devote a disproportionate amount of their advertising budgets to the fourth quarter of the calendar year to coincide with increased holiday purchasing, and buyers may spend more in the fourth quarter for budget reasons. As a result, if any events occur to reduce the amount of advertising spending during the fourth quarter, or reduce the amount of inventory available to advertisers during that period, it could have a disproportionate adverse effect on our revenue and operating results for that fiscal year. Economic downturns or instability in political or market conditions generally may cause current or new advertisers to reduce their advertising budgets. Adverse economic conditions and general uncertainty about economic prospects in the future are likely to affect our business prospects. In particular, uncertainty regarding the general business conditions in the United States and globally and if such economies deteriorate or become volatile could cause advertisers to delay, decrease or cancel ad purchases. Moreover, any changes in the favorable tax treatment of advertising expenses and the deductibility thereof would likely cause a reduction in advertising demand. In addition, continued geopolitical turmoil in many parts of the world have and may continue to put pressure on global economic conditions, which could lead to reduced spending on advertising.

Expansion of our operations to deliver additional podcasts subjects us to increased business, legal, financial, reputational, and competitive risks.

Expansion of our operations to deliver additional podcasts and other non-music content involves numerous risks and challenges, including increased capital requirements, new competitors, and the need to develop new strategic relationships. Growth in these areas may require additional changes to our existing business model and cost structure, modifications to our infrastructure, and exposure to new regulatory, legal and reputational risks, including infringement liability, any of which may require additional expertise that we currently do not have. There is no guarantee that we will be able to generate sufficient revenue from podcasts or other non-music content to offset the costs of creating or acquiring this content. Failure to successfully monetize and generate revenues from such content, including failure to obtain or retain rights to podcasts or other non-music content on acceptable terms, or at all, or to effectively manage the numerous risks and challenges associated with such expansion could adversely affect our business, operating results, and financial condition.

In addition, we enter into multi-year commitments for original content that we produce or commission. Given the multiple-year duration and largely fixed cost nature of such commitments, if our user growth and retention do not meet our expectations, our margins may be adversely impacted. Payment terms for certain content that we produce or commission will typically require more upfront cash payments than other content licenses or arrangements whereby we may not pay for the production of such content. To the extent our user and/or revenue growth do not meet our expectations, our liquidity and results of operations could be adversely affected as a result of such content commitments. The long-term and fixed cost nature of certain content commitments may also limit our flexibility in planning for or reacting to changes in our business, as well as our ability to adjust our content offering if our users do not react favorably to the content we produce. Any such event could adversely impact our business, operating results, and financial condition.

Increases in the costs in relation to podcast content creators, such as higher podcast MGs and/or talent revenue share compensation and costs of discovering and cultivating a top podcast content creator, may have an adverse effect on our business, financial condition and results of operations.

We depend upon podcast content creators to continuously provide a large variety of high-quality content on our platform, which is a key factor of engaging and satisfactory user experience that ensures long-term user stickiness. We compete with other audio platforms for active, popular or celebrity content creators. To attract and retain top content creators and maintain the high level of content quality, we enter into contracts with our podcast content creators under which such creators are usually paid a certain percentage of the ad sales and other revenue that we generate related to their podcast. The compensation to a top podcast content creator may increase as the competition intensifies. If our content creators become too costly, we will not be able to produce high quality content at commercially acceptable costs. If our competitors’ platforms offer higher revenue sharing percentage with an intent to attract our popular podcast content creators, costs to retain such content creators may increase. Furthermore, as our business and user base further expand, we may have to devote more resources in encouraging our podcast content creators to produce content that meets the evolving interests of a diverse user base, which would increase the costs of content on our platform. If we are unable to generate sufficient revenues that outpace our increased costs in relation to content creators, our business, financial condition and results of operations may be materially and adversely affected.

We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in adverse publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, financial condition and results of operations.

Our business depends upon services provided by, and relationships with, third parties. We currently engage third-party service providers in certain areas of our operations such as monitoring of its podcasts. If such third-party service providers fail to detect the illegal or inappropriate activities or content in our podcasts, we may be subject to regulator’s disapproval or penalties as well as adverse media exposure which could materially and adversely affect our business, financial condition and results of operations. In addition, some third-party software we use in our operations is currently publicly available without charge. If the owner of any such software decides to make claims against us, charge users, or no longer makes the software publicly available, we may need to enter into settlement with such owners, incur significant cost to license the software, find replacement software or develop it on our own. If we are unable to find or develop replacement software at a reasonable cost, or at all, our business and operations may be adversely affected.

Our overall network relies on bandwidth connections provided by third-party operators and we expect this dependence on third parties to continue. The networks maintained and services provided by such third parties are vulnerable to damage or interruption, which could impact our business, financial condition and results of operations.

We also depend on the third-party online payment systems for sales of our products and services. If any of these third-party online payment systems suffer from security breaches, users may lose confidence in such payment systems and refrain from purchasing our virtual gifts online, in which case our results of operations would be negatively impacted.

We exercise no control over the third-parties with whom we have business arrangements. For some of services and technologies such as online payment systems, we rely on a limited number of third-party providers with limited access to alternative networks or services in the event of disruptions, failures or other problems. If such third-parties increase their prices, fail to provide their services effectively, terminate their service or agreements or discontinue their relationships with us, we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on our business, financial condition and results of operations.

Our revenue model also depends in part on high impression volumes, the growth of which may not be sustained.

We generate revenue by charging a cost per thousand impressions (“CPM”) based on the volume of purchased digital ads that we measure on behalf of these customers. If the volume of impressions we measure does not continue to grow or decreases for any reason, our business will suffer. For example, if digital ad spending remains constant and our advertiser customers transition to higher CPM ad inventory, overall impression volumes may decrease, which may result in fewer impressions for us to verify and a corresponding decline in our revenues. We cannot assure you that growth in volume of impressions will be sustained. If our customers adjust their buying patterns or alter their preference to higher CPM ad inventory, our business, financial condition, and results of operations may be harmed.

Our advertising sales depend on how our listener data is collected and how advertisers select their ad listener targeting in the future.

Our advertising sales depend on how our listener data is collected and how advertisers select their ad listener targeting in the future. Advertiser spending varies based on their desire to target certain categories of listeners and supporting listener data. If our advertisers determine to target different listeners or shift their ad spending towards different listener categories, our business, financial condition, and results of operations may be harmed.

Our ability to attract and retain users is highly sensitive to rapidly changing public tastes in content providers and technology.

Our ability to attract and retain audiences is highly sensitive to rapidly changing public tastes in content providers and technology and is dependent on our ability to maintain the attractiveness of our platform, content, technology and reputation as a place where quality original content can be accessed and distributed. We will rely on the popularity of our Content Providers and the quality of their respective content to retain audiences, secure sponsorships and to facilitate growth in revenue from advertising. Maintaining the popularity of our content will be challenging, and our relationship with listeners and viewers could be harmed for many reasons, including the quality and diversity of our online content. For example, if users do not perceive our platform and services to be original, entertaining, engaging, useful, reliable or trustworthy, we may be unable to attract and retain users to our content and/or increase the frequency of users’ engagement with our talent and programs. A There is no guarantee that we will not experience a similar erosion of our user base. If our platform or content becomes less popular with fans, our growth strategy would be harmed, which could in turn harm our business and financial results.

Our ability to attract and retain users depends upon many additional factors both within and beyond our control. In addition to the popularity of our content, we believe that our ability to attract and retain users depends upon many factors both within and beyond our control, including:

●	the popularity, usefulness, ease of use, performance and reliability of our podcasts, compared to those of our competitors;

●	our ability to attract new listeners and YouTube viewers;

●	the timing and market acceptance of our podcasts, platform and services, which includes the PodcastOne distribution network.

●	the frequency and relative prominence of the ads displayed by us or our competitors;

●	our ability to establish and maintain relationships with our podcasters to provide new content for our network;

●	changes mandated by, or that we elect to make to address, legislation, regulatory authorities or litigation, including settlements and consent decrees, some of which may have a disproportionate effect on us;

●	retain and motivate talented employees, particularly engineers, producers and platform content managers;

●	fluctuations in costs of content which we may be unwilling or unable to pass through to our users;

●	competitors’ offerings that may include more favorable terms than we offer in order to obtain agreements for new content arrangements;

●	investments in new products, features, and functionality;

●	technological changes and innovations that we are unable to adopt or are late in adopting that offer more attractive entertainment alternatives than we or other live streamed entertainment providers currently offer;

●	acquisitions or consolidation within our industry, which may result in more formidable competitors;

●	general administration, including legal, accounting, and other expenses; and

●	awareness of our reputation and the brand on a global basis; strength relative to our competitors.

●	Ability to cross-promote internally, by leveraging our network of podcasts, and externally, due to our in-depth relationship, with competitors.

●	Utilize talent booking to enable cross platform promotion through guest appearances.

If we are unable to attract and retain new audiences and/or ensure that our user acquisition cost does not exceed our user life-time value, any of these factors could adversely affect our business, financial condition and results of operations.

Emerging industry trends in digital advertising may pose challenges for our ability to forecast or optimize our advertising inventory, which may adversely impact our ad-supported revenue.

The digital advertising industry is introducing new ways to measure and price advertising inventory. For example, a significant portion of advertisers are in the process of moving from purchasing advertisement impressions based on the number of advertisements served by the applicable ad server to a new “attribution-based, data driven model (based on tracking pixels) for select products and brand awareness. In the absence of a uniform industry standard, agencies and advertisers have adopted several different measurement methodologies and standards. In addition, measurement services may require technological integrations, which are still being evaluated by the advertising industry without an agreed-upon industry standard metric. As these trends in the industry continue to evolve, our advertising revenue may be adversely affected by the availability, accuracy, and utility of the available analytics and measurement technologies as well as our ability to successfully implement and operationalize such technologies and standards.

Further, the digital advertising industry is shifting to data-driven technologies and advertising products, such as automated buying. These data-driven advertising products and automated buying technologies allow publishers and advertisers to use data to target advertising toward specific groups of listeners who are more likely to be interested in the advertising message delivered to them. These advertising products and programmatic technologies are currently more developed in terms of advertising technology and industry adoption on the web than they are on mobile or on other software applications, and may not integrate with our desktop software version of the ad-supported services. Because the majority of our ad-supported listener hours occur on mobile devices, if we are unable to deploy effective solutions to monetize the mobile device usage by our ad-supported listener base, our ability to attract advertising spend, and ultimately our advertising revenue, may be adversely affected by this shift. In addition, we rely on third-party advertising technology platforms to participate in automated buying, and if these platforms cease to operate or experience instability in their business models, it also may adversely affect our ability to capture advertising spend.

We are a party to many content acquisition and other license agreements that are complex and impose numerous obligations upon us which may make it difficult to operate our business, and a breach of such agreements could adversely affect our business, operating results and financial condition.

Many of our content acquisition and other license agreements are complex and impose numerous obligations on us, including obligations to, among other things:

●	calculate and make payments based on complex participation structures, which requires tracking usage of content on our service that may have inaccurate or incomplete metadata necessary for such calculation;

●	provide periodic reports on the exploitation of the content in specified formats;

●	provide advertising inventory;

●	comply with certain broadcasting limitations and restrictions;
●	comply with certain marketing and advertising restrictions; and

●	comply with certain security and technical specifications.

Some of our content acquisition and other license agreements grant the licensor the right to audit our compliance with the terms and conditions of such agreements. In addition, some of our content acquisition and other license agreements require consent to undertake certain business initiatives and without such consent, our ability to undertake new business initiatives may be limited. This could hurt our competitive position.

 If we materially breach any of these obligations or any other obligations set forth in any of our content acquisition and other license agreements, or if we use content in ways that are found to exceed the scope of such agreements, we could be subject to monetary penalties and our rights under such license agreements could be terminated, either of which could have a material adverse effect on our business, operating results and financial condition. We may enter into settlement agreements in the future requiring us to make substantial payments as a result of claims that we are in breach of certain provisions in, or have exceeded the scope of, our content acquisition and other license agreements.

We face competition for users’ attention and time.

The market for entertainment video and radio content is intensively competitive and subject to rapid change. We compete against other entertainment video and radio providers, such as (i) interactive on-demand audio content and pre-recorded entertainment, (ii) broadcast radio providers, including terrestrial and Internet radio providers, (iii) cable, satellite and Internet television and movie content providers, and (iv) other sources of entertainment for our users’ attention and time. These content and service providers pose a competitive threat to the extent existing or potential users choose to consume their content or use their services rather than our content or our services. The online marketplace for content providers may rapidly evolve and provide users with a number of alternatives or new access models, which could adversely affect our business, financial condition and results of operations.

We face intense competition from competitors, and we may not be able to increase our revenues, which could adversely impact our business, financial condition and results of operations.

The podcast streaming industry is highly competitive. The podcast streaming industry competes with other forms of entertainment for consumers’ discretionary spending, and within this industry we compete with other platforms to secure rights to content. In the markets in which we promote our streaming podcasts, we face competition from other promoters and streaming operators. These competitors may engage in more extensive development efforts, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential artists. Our competitors may also develop services, advertising options or podcast platforms that are equal or superior to those we provide or that achieve greater market acceptance and brand recognition than we achieve. It is possible that new competitors may emerge and rapidly acquire significant market share.

Our current and future competitors may have more well-established brand recognition, more established relationships with, and superior access to, Content Providers and other Industry Stakeholders, greater financial, technical and other resources, more sophisticated technologies or more experience in the markets in which we compete. These competitors may also compete with us for key employees and other individual service providers who have relationships with popular Content Providers and that have a history of being able to book such guests or secure the rights to stream their content. If we are unable to compete successfully for users against other providers by maintaining and increasing our presence and visibility, the number of users of our network may fail to increase as expected or decline and our advertising sales, subscription fees and other revenue streams will suffer.

Our new platform features, services and initiatives, changes to existing features, services and initiatives could fail to attract users, content partners, advertisers and platform partners or generate revenue.

Our new platform features, services and initiatives and changes to existing features, services and initiatives could fail to attract users, content partners, advertisers and platform partners or generate revenue. Our industry is subject to rapid and frequent changes in technology, evolving customer needs and the frequent introduction by our competitors of new and enhanced offerings. We must constantly assess the playing field and determine whether we need to improve or re-allocate resources amongst our existing platform features and services or create new products (independently or in conjunction with third parties). Our ability to increase the size and engagement of our user base, attract content partners, advertisers and platform partners and generate revenue will depend on those decisions. We may introduce significant changes to our existing platform and services or develop and introduce new and unproven products and services, including technologies with which we have little or no prior development or operating experience. If new or enhanced platform features or services fail to engage users, content partners and advertisers, we may fail to attract or retain users or to generate sufficient revenue or operating profit to justify our investments, and our business and operating results could be adversely affected.

 We face significant competition for advertiser and sponsorship spend.

We face significant competition for advertiser spend. Substantially all of our revenue to date is generated through advertising within our podcast episodes. We compete against online and mobile businesses, including those referenced above, and radio, for advertising budgets. We also compete with advertising networks, exchanges, demand side platforms and other platforms, such as Google AdSense, DoubleClick Ad Exchange, Oath advertising platform and Microsoft Media Network, for marketing budgets and in the development of the tools and systems for managing and optimizing advertising campaigns. PodcastOne competes with platforms, such as Apple Podcasts, Spotify, SiriusXM Satellite Radio, YouTube, and Amazon Prime that provide interactive on-demand audio content and pre-recorded entertainment. In order to grow our revenues and improve our operating results, we will need to increase our share of spending on advertising relative to our competitors, many of which are larger companies that offer more traditional and widely accepted advertising products. In addition, some of our larger competitors have substantially broader product or service offerings and leverage their relationships based on other products or services to gain additional share of advertising budgets. If we are not able to compete effectively for users and advertisers spend, our business, financial condition and results of operations would be materially and adversely affected.

The third-party services and software that we use are highly technical and may contain undetected software bugs or vulnerabilities, which could manifest in ways that could seriously harm our reputation and our business.

The third-party services and software that we use are highly technical and complex. The tech solutions that we use or may introduce in the future, may contain undetected software bugs, hardware errors, and other vulnerabilities. These bugs and errors can manifest in any number of ways in our products, including through diminished performance, security vulnerabilities, malfunctions, or even permanently disabled products. Our tech providers have a practice of updating their tech solutions and software and some errors in their technology and software may be discovered only after a product has been used by listeners, and may in some cases be detected only under certain circumstances or after extended use. Any errors, bugs or other vulnerabilities discovered in the underlying code or backend after release could damage our reputation, drive away listeners, allow third parties to manipulate or exploit our software, lower revenue and expose us to claims for damages, any of which could seriously harm our business. Additionally, errors, bugs, or other vulnerabilities may—either directly or if exploited by third parties—affect our ability to make accurate royalty payments.

We also could face claims for product liability, tort or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and seriously harm our reputation and our business. In addition, if our liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business could be seriously harmed.

We rely upon the Amazon Web Services (“AWS”) to operate certain aspects of our business and to store certain data, and any disruption of or interference with our use of the AWS could have a material adverse effect on our business, operating results, and financial condition.

AWS provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a cloud computing service. We rely upon the AWS to operate certain aspects of our business and to store certain data. We may not be able to easily switch our AWS operations to another cloud provider, and any disruption of, or interference with, our use of AWS could have a material adverse effect on our business, operating results, and financial condition.

Interruptions, delays or discontinuations in service arising from our own systems or from third parties could impair the delivery of our services and harm our business.

We rely on systems housed in our own facilities and upon third parties, including bandwidth providers and third-party “cloud” data storage services, to enable our users to receive our content in a dependable, timely, and efficient manner. We have experienced and may in the future experience periodic service interruptions and delays involving our own systems and those of third parties that we work with. Both our own facilities and those of third parties are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. They also are subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, technical, and cyber security measures, terrorist acts, natural disasters, human error, the financial insolvency of third parties that we work with, and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our services and to unauthorized access to, or alteration of, the content and data contained on our systems and that these third parties store and deliver on our behalf.

Any disruption in the services provided by these third parties could materially adversely impact our business reputation, customer relations, and operating results. Upon expiration or termination of any of our agreements with third parties, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one third party to another could subject us to operational delays and inefficiencies until the transition is complete.

We rely upon the Google Cloud Platform to operate certain aspects of our business and to store certain data, and any disruption of or interference with our use of the Google Cloud Platform could have a material adverse effect on our business, operating results, and financial condition.

Google Cloud Platform (“GCP”) provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a cloud computing service. We have designed our software and computer systems to utilize data processing, storage capabilities, and other services provided by GCP. Currently, we are in the process of transitioning all of our data storage (including personal data of users and content data licensed from rights holders) and computing from our own servers to GCP. We cannot easily switch our GCP operations to another cloud provider, and any disruption of, or interference with, our use of GCP could have a material adverse effect on our business, operating results, and financial condition. While the consumer side of Google competes with us, we do not believe that Google will use the GCP operation in such a manner as to gain competitive advantage against our Service. Subsequent to year end, we entered into a new service agreement with Google for the use of GCP.

If we are unable to increase revenue from our services on mobile devices, such as smartphones, our results of operations may be materially adversely affected.

Our business model with respect to monetization of our services on mobile and connected devices is still evolving. As users migrate away from personal computers, there is increasing pressure to monetize mobile. In all markets, we offer our ad-supported services on mobile, from which we generate advertising revenue. If we are unable to effectively monetize our services on mobile and connected devices, our business, operating results and financial condition may suffer.

Negative media coverage could adversely affect our business.

We receive important media coverage across the United States. Unfavorable publicity regarding, for example, payments to talent, publishers, artists and other copyright owners, our privacy practices, terms of service, service changes, service quality, litigation or regulatory activity, government surveillance, the actions of our advertisers, the actions of our developers whose services are integrated with our services, the use of our services for illicit, objectionable or illegal ends, the quality and integrity of content streamed on our services or the actions of other companies that provide similar services to us, could materially adversely affect our reputation. Such negative publicity also could have an adverse effect on the size, engagement and loyalty of our listener base and result in decreased revenue, which could materially adversely affect our business, operating results and financial condition.

Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our base of ad-supported users, premium subscribers and advertisers.

We have developed a strong “PodcastOne” brand that we believe contributes and will contribute significantly to the success of our business. Maintaining, protecting and enhancing the “PodcastOne” brand is critical to expanding our listener base and advertisers, and will depend largely on our ability to continue to develop and provide an innovative and high-quality experience for our listeners and to attract advertisers, content owners, mobile device manufacturers, and other consumer electronic product manufacturers to work with us, which we may not do successfully. If we do not successfully maintain a strong brand, our business could be harmed.

Our brand may be impaired by a number of other factors, including any failure to keep pace with technological advances on our platform or with our services, slower load times for our services, a decline in the quality or quantity of the content available on our services, a failure to protect our intellectual property rights or any alleged violations of law, regulations, or public policy. Additionally, the actions of our developers, advertisers, and content partners may affect our brand if listeners do not have a positive experience using third-party applications or websites integrated with us or that make use of our content. Further, if our partners fail to maintain high standards for products that are integrated into our services, fail to display our trademarks on their products in breach of our agreements with them, or use our trademarks incorrectly or in an unauthorized manner, or if we partner with manufacturers of products that our listeners reject, the strength of our brand could be adversely affected.

We have historically been required to spend significant resources to establish and maintain our brand. If we are unable to maintain the growth rate in the number of our listener base, we may be required to expend greater resources on advertising, marketing and other brand-building efforts to preserve and grow consumer awareness of our brand, which would adversely affect our operating results and may not be effective.

Our trademarks, trade dress and other designations of origin are important elements of our brand. We have registered “PodcastOne” as a trademark in the United States. Nevertheless, competitors or other companies may adopt marks similar to ours, or use our marks and confusingly similar terms as keywords in Internet search engine advertising programs, thereby impeding our ability to build brand identity and possibly leading to confusion among our listeners. We cannot assure you that our trademark applications, even for key marks, will be approved. We may face opposition from third parties to our applications to register key trademarks in foreign jurisdictions in which we have expanded or may expand our presence. If we are unsuccessful in defending against these oppositions, our trademark applications may be denied. Whether or not our trademark applications are denied, third parties may claim that our trademarks infringe upon their rights. As a result, we could be forced to pay significant settlement costs or cease the use of these trademarks and associated elements of our brand in those or other jurisdictions. Doing so could harm our brand or brand recognition and adversely affect our business, financial condition and results of operation.

Our failure to meet the continued listing requirements of Nasdaq could result in a de-listing of our common stock and penny stock trading.

If we fail to satisfy the applicable continued listing requirements, Nasdaq may commence delisting procedures against our Company (during which we may have additional time of up to six months to appeal and correct our non-compliance). If our common stock is ultimately delisted from Nasdaq, our common stock would likely then trade only in the over-the-counter market and the market liquidity of our common stock could be adversely affected and their market price could decrease. If our common stock were to trade on the over-the-counter market, selling our common stock could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and we could face significant material adverse consequences, including: a limited availability of market quotations for our securities; reduced liquidity with respect to our securities; a determination that our shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities; a reduced amount of news and analyst coverage for our Company; and a decreased ability to issue additional securities or obtain additional financing in the future. These factors could result in lower prices and larger spreads in the bid and ask prices for our common stock and would substantially impair our ability to raise additional funds and could result in a loss of institutional investor interest and fewer development opportunities for us.

In addition to the foregoing, if our common stock is ultimately delisted from Nasdaq and they trade on the over-the-counter market, the application of the “penny stock” rules could adversely affect the market price of our common stock and increase the transaction costs to sell those shares. The SEC has adopted regulations which generally define a “penny stock” as an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. If our common stock is ultimately delisted from Nasdaq and then trade on the over-the-counter market at a price of less than $5.00 per share, our common stock would be considered a penny stock. The SEC’s penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that before a transaction in a penny stock occurs, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s agreement to the transaction. If applicable in the future, these rules may restrict the ability of brokers-dealers to sell our common stock and may affect the ability of investors to sell their shares, until our common stock no longer is considered a penny stock.

Our business emphasizes rapid innovation and prioritizes long-term user engagement over short-term financial condition or results of operations. That strategy may yield results that sometimes do not align with the market’s expectations. If that happens, our stock price may be negatively affected.

As our business grows and becomes more complex, our success will depend on our ability to quickly develop and launch new and innovative products. We believe our culture fosters this goal. Our focus on complexity and quick reactions could result in unintended outcomes or decisions that are poorly received by our users, advertisers, or partners. Our culture also prioritizes our long-term user engagement over short-term financial condition or results of operations. We frequently make decisions that may reduce our short-term revenue or profitability if we believe that the decisions benefit the aggregate user experience and will thereby improve our financial performance over the long-term. These decisions may not produce the long-term benefits that we expect, in which case, our user growth and engagement, our relationships with advertisers and partners, as well as our business, operating results, and financial condition could be seriously harmed.

Podcast streaming depends on effectively working with third-party platforms, operating systems, online platforms, hardware, networks, regulations, and standards we do not control. Changes in our services or those operating systems, hardware, networks, regulations, or standards, and our limitations on our ability to access those platforms, operating systems, hardware or networks may seriously harm our business.

Our services require high-bandwidth data capabilities. If the costs of data usage increase or access to data networks is limited, our business may be seriously harmed. Additionally, to deliver high-quality audio, video, and other content over networks, our services must work well with a range of technologies, systems, networks, regulations and standards that we do not control. In addition, the adoption of any laws or regulations that adversely affect the growth, popularity, or use of the Internet, including laws governing Internet neutrality, could decrease the demand for our Service and increase our cost of doing business. Previously, Federal Communications Commission (the “FCC”) “open Internet rules” prohibited mobile providers in the United States from impeding access to most content, or otherwise unfairly discriminating against Content Providers like us. These rules also prohibited mobile providers from entering into arrangements with specific Content Providers for faster or better access over their data networks. However, on December 14, 2017, the FCC voted to repeal the “open Internet rules” and as a result, broadband services are now subject to less U.S. federal regulation. A number of parties have already stated they would appeal this order, and it Is possible United States Congress may adopt legislation restoring some of the “open Internet rules.” If, as a result of the repeal of “open Internet rules,” broadband providers in the United States decrease access to certain content, start entering into arrangements with specific Content Providers for faster or better access over their data networks, or otherwise unfairly discriminate against Content Providers like us, this could increase our cost of doing business and put us at a competitive disadvantage relative to larger competitors. Additionally, mobile providers may be able to limit our users’ ability to access our platforms or make them a less attractive alternative to our competitors’ applications. If that occurs, our business, operating results and financial condition would be seriously harmed.

The European Union (the “EU”) currently requires equal access to Internet content. Additionally, as part of its Digital Single Market initiative, the EU may impose network security, disability access, or 911-like obligations on “over-the-top” services such as those provided by us, which could increase our costs. If the EU or the courts modify these open Internet rules, mobile providers may be able to limit our users’ ability to access our platforms or make them a less attractive alternative to our competitors’ applications. If that occurs, our business, operating results and financial condition would be seriously harmed.

We rely on a variety of operating systems, online platforms, hardware, and networks to reach our customers. These platforms range from desktop and mobile operating systems and application stores to wearables and intelligent voice assistants. The owners or operators of these platforms may not share our interests and may restrict our access to them or place conditions on access that would materially affect our ability to access those platforms. In particular, where the owner of a platform also is our direct competitor, the platform may attempt to use this position to affect our access to customers and ability to compete. For example, an online platform might arbitrarily remove our services from its platform, deprive us of access to business-critical data, or engage in other harmful practices. Online platforms also may unilaterally impose certain requirements that negatively affect our ability to convert users to the premium service, such as conditions that limit our freedom to communicate promotions and offers to our users. Similarly, online platforms may force us to use the platform’s payment processing systems which may be inferior to and more costly than other payment processing services available in the market.

Online platforms frequently change the rules and requirements for services like ours to access the platform, and such changes may adversely affect the success or desirability of our services. Online platforms may limit our access to information about users, limiting our ability to convert and retain them. Online platforms also may deny access to application programming interfaces (“API”) or documentation, limiting functionality of our services on the platform.

There can be no assurance that we will be able to comply with the requirements of those operating systems, online platforms, hardware, networks, regulations and standards on which our services depend, and failure to do so could result in serious harm to our business.

If our security systems are breached, we may face civil liability, and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract and retain, ad-supported users, advertisers, Content Providers and other business partners.

Techniques used to gain unauthorized access to data and software are constantly evolving, and we may be unable to anticipate or prevent unauthorized access to data pertaining to our users, including credit card and debit card information and other personal data about our Users, business partners, and employees. Like all Internet services, our services, which are supported by our own systems and those of third parties that we work with, is vulnerable to software bugs, computer viruses, Internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, or other attacks and similar disruptions from unauthorized use of our and third-party computer systems, any of which could lead to system interruptions, delays, or shutdowns, causing loss of critical data or the unauthorized access to personal data. Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in our industry, have occurred on our systems in the past, and may occur on our systems in the future. As our business and brand reputation grow, we may become a particularly attractive target for such attacks. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our products and technical infrastructure to the satisfaction of our users may harm our reputation and our ability to retain existing users and attract new users. Although we have developed systems and processes that are designed to protect our data and user data, to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, we cannot assure you that such measures will provide absolute security, and we may incur significant costs in protecting against or remediating cyber-attacks.

In addition, if an actual or perceived breach of security occurs to our systems or a third party’s systems, we may face regulatory or civil liability and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract and retain Users, which in turn would harm our efforts to attract and retain advertisers, Content Providers and other business partners. We also would be required to expend significant resources to mitigate the breach of security and to address matters related to any such breach. We also may be required to notify regulators about any actual or perceived personal data breach (including the EU Lead Data Protection Authority) as well as the individuals who are affected by the incident within strict time periods.

Any failure, or perceived failure, by us to maintain the security of data relating to our users, to comply with our posted privacy policy, laws and regulations, rules of self-regulatory organizations, industry standards, and contractual provisions to which we may be bound, could result in the loss of confidence in us, or result in actions against us by governmental entities or others, all of which could result in litigation and financial losses, and could potentially cause us to lose Users, advertisers, and revenues. In Europe, European Data Protection Authorities could impose fines and penalties of up to 4% of annual global turnover or €20 million, whichever is higher, for a personal data breach.

We are at risk of attempts at unauthorized access to our services, and failure to effectively prevent and remediate such attempts could have an adverse impact on our business, operating results, and financial condition. Unauthorized access to our services may cause us to misstate key performance indicators, which once discovered, corrected, and disclosed, could undermine investor confidence in the integrity of our key performance indicators and could cause our stock price to drop significantly.

We have in the past been, and continue to be, impacted by attempts by third parties to manipulate and exploit our software for the purpose of gaining unauthorized access to our service. For example, we have detected instances of third parties seeking to provide mobile device users a means to suppress advertisements without payment and gain access to features only available to the ad-supported services. If in the future we fail to successfully detect and address such issues, it may have artificial effects on our key performance indicators, such as content hours, content hours per listener, which underlie, among other things, our contractual obligations with advertisers, as well as harm our relationship with them. This may impact our results of operations, particularly with respect to margins on our ad-supported segment, by increasing our ad-supported cost of sales without a corresponding increase to our ad-supported revenue, which could seriously harm our business.

We are at risk of artificial manipulation of stream and download counts and failure to effectively manage and remediate such fraudulent streams could have an adverse impact on our business, operating results and financial condition. Fraudulent streams may cause us to overstate key performance indicators, which once discovered, corrected and disclosed, could undermine investor confidence in the integrity of our key performance indicators and could cause our stock price to drop significantly.

We have in the past been, and continue to be, impacted by attempts by third parties to artificially manipulate stream counts. Such attempts may, for example, be designed to influence placement of content on PodcastOne podcasts. For example, an individual might generate fake listeners to listen to podcasts, thereby increasing their visibility on our or third-party charts. We use a combination of algorithms and manual review by employees to detect fraudulent streams. However, we may not be successful in detecting, removing and addressing all fraudulent streams (and any related user accounts). If in the future we fail to successfully detect, remove and address fraudulent streams and fake listeners, it may result in the manipulation of our data, including the key performance indicators which underlie, among other things, our contractual obligations with advertisers (which could expose us to the risk of litigation), as well as harm our relationships with advertisers and rights holders. In addition, once we detect, correct and disclose fraudulent streams and fake listeners and the key performance indicators they affect, investor confidence in the integrity of our key performance indicators could be undermined. These could have a material adverse impact on our business, operating results and financial condition.

Our listener metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.

We regularly review key metrics related to the operation of our business to evaluate growth trends, measure our performance and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates of our listener base for the applicable period of measurement, there are inherent challenges in measuring how our services are used across large populations globally. Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies.

In addition, advertisers generally rely on third-party measurement services to calculate our metrics, and these third-party measurement services may not reflect our true audience. Some of our demographic data also may be incomplete or inaccurate because listeners self-report their names and dates of birth. Consequently, the personal data we have may differ from our listeners’ actual names and ages. If advertisers, partners, or investors do not perceive our listener, geographic or other demographic metrics to be accurate representations of our listener base, or if we discover material inaccuracies in our listener, geographic or other demographic metrics, our reputation may be seriously harmed, which could have an adverse impact on our business, operating results, and financial condition.

Our business is subject to a variety of laws around the world. Government regulation of the Internet is evolving and any changes in government regulations relating to the Internet or other areas of our business or other unfavorable developments may adversely affect our business, operating result, and financial condition.

We are a U.S.-based company that is registered under the laws of the State of Delaware, and with operations in certain countries and territories around the world. As a result of the scope of our operations, we are subject to a variety of laws in different countries. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting. It also is likely that if our business grows and evolves and our solutions are used more globally, we will become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject.

We are subject to general business regulations and laws, as well as regulations and laws specific to the Internet. Such laws and regulations include, but are not limited to, labor, advertising and marketing, real estate, taxation, user privacy, data collection and protection, intellectual property, anti-corruption, anti-money laundering, foreign exchange controls, antitrust and competition, electronic contracts, telecommunications, sales procedures, automatic subscription renewals, credit card processing procedures, consumer protections, broadband Internet access and content restrictions. We cannot guarantee that we have been or will be fully compliant in every jurisdiction in which we are subject to regulation, as existing laws and regulations governing issues such as intellectual property, privacy, taxation, and consumer protection, among others, are constantly changing. The adoption or modification of laws or regulations relating to the Internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. For example, certain jurisdictions have implemented or are contemplating implementing laws which may negatively impact our automatic renewal structure or our free or discounted trial incentives. Further, compliance with laws, regulations, and other requirements imposed upon our business may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Moreover, as Internet commerce continues to evolve, increasing regulation by U.S. federal and state agencies and other international regulators becomes more likely and may lead to more stringent consumer protection laws, which may impose additional burdens on us. The adoption of any laws or regulations that adversely affect the popularity or growth in use of the Internet, including laws limiting Internet neutrality, could decrease user demand for our services and increase our cost of doing business. Future regulations, or changes in laws and regulations or their existing interpretations or applications, also could hinder our operational flexibility, raise compliance costs, and result in additional historical or future liabilities for us, resulting in material adverse impacts on our business, operating results and financial condition.

We plan to expand into international markets in the 2025 fiscal year, which would subject us to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets, which could adversely affect our business, financial condition and results of operations.

We intend to expand the international presence of our platform into various jurisdictions abroad by offering our platform directly to international users, as well as through joint ventures and partnerships. Accordingly, we expect to face additional risks in the case of our future international operations, including:

●	political instability, adverse changes in diplomatic relations and unfavorable economic and business conditions in the markets in which we plan to have international operations or into which we may expand, particularly in the case of emerging markets;

●	more restrictive or otherwise unfavorable government regulation of the podcasting and content broadcasting industries, which could result in increased compliance costs and/or otherwise restrict the manner in which we provide services and the amount of related fees charged for such services;

●	limitations on the enforcement of our intellectual property rights;

●	limitations on the ability of our foreign subsidiaries to repatriate profits or otherwise remit earnings;

●	adverse tax consequences due both to the complexity of operating across multiple tax regimes as well as changes in, or new interpretations of, international tax treaties and structures;

●	diminished ability to legally enforce our contractual rights in foreign countries;

●	limitations on technology infrastructure, which could limit our ability to migrate international operations to a common platform;

●	lower levels of internet usage and advertiser spending in comparison to those in the United States;

●	difficulties in managing operations and adapting to consumer desires due to distance, language and cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by United States law and our internal policies and procedures, and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or cost-efficiently; and

●	fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies.

As we hope to expand into new markets these risks will be intensified and will have the potential to impact a greater percentage of our business and operating results. Our ability to expand our operations into new international jurisdictions will depend, in significant part, on our ability to identify potential acquisition candidates, joint venture or other partners, and enter into arrangements with these parties on favorable terms, as well as our ability to make continued investments to maintain and grow existing international operations. If the revenue generated by international operations is insufficient to offset expenses incurred in connection with the maintenance and growth of these operations, our business, financial condition and results of operations could be materially and adversely affected. In addition, in an effort to make international operations in one or more given jurisdictions profitable over the long term, significant additional investments that are not profitable over the short term could be required over a prolonged period.

In foreign countries in which we operate, a risk exists that our employees, contractors or agents could, in contravention of our policies, engage in business practices prohibited by applicable United States laws and regulations, such as the United States Foreign Corrupt Practices Act, as well as the laws and regulations of other countries prohibiting corrupt payments to government officials such as the United Kingdom Bribery Act 2010. We maintain policies prohibiting such business practices. Nevertheless, the risk remains that one or more of our employees, contractors or agents, including those based in or from countries where practices that violate such United States laws and regulations or the laws and regulations of other countries may be customary, as well as those associated with newly-acquired businesses, will engage in business practices that are prohibited by our policies, circumvent our compliance programs and, by doing so, violate such laws and regulations. Any such violations, even if prohibited by our internal policies, could result in fines, criminal sanctions against us and/or our employees, prohibitions on the conduct of our business and damage to our reputation, which could adversely affect our business, financial condition and results of operations.

Our success depends, in significant part, on discretionary consumer and corporate spending on entertainment and factors adversely affecting such spending could have a material adverse effect on our business, financial condition and results of operations.

Our business depends on discretionary consumer and corporate spending. Many factors related to discretionary consumer and corporate spending, including economic conditions affecting disposable consumer income such as employment, interest and tax rates and inflation can significantly impact our operating results. Business conditions, as well as various industry conditions, including corporate marketing and promotional spending and interest levels, can also significantly impact our operating results. These factors can affect advertising sales and sponsorship spending, as well as the financial results of sponsors of our content providers and the industry as a whole. Negative factors such as challenging economic conditions, public concerns over terrorism and security incidents, particularly when combined, can impact corporate and consumer spending, and one negative factor can impact our results more than another. There can be no assurance that consumer and corporate spending will not be adversely impacted by current economic conditions, or by any further or future deterioration in economic conditions, thereby possibly impacting our operating results and growth.

During past economic slowdowns and recessions, many consumers reduced their discretionary spending and advertisers reduced their advertising expenditures. In addition, a decline in attendance at or reduction in the number of live entertainment and leisure events may have an adverse effect on our revenue and operating income. The impact of economic slowdowns on our business is difficult to predict, but they may result in reductions in sponsorship and advertising opportunities and our ability to generate revenue. The risks associated with our businesses may become more acute in periods of a slowing economy or recession.

We are subject to governmental regulation, which may change from to time, and our failure to comply with these regulations could adversely affect our business, financial condition and results of operations.

Our operations are subject to federal, state and local laws, statutes, rules, regulations, policies and procedures, both domestically and internationally, which may change from time to time. Our failure to comply with these laws and regulations could result in fines and proceedings against us by governmental agencies and consumers, which if material, could adversely affect our business, financial condition and results of operations. In addition, the promulgation of new laws, rules and regulations could restrict or unfavorably impact our business, which could decrease demand for services, reduce revenue, increase costs and subject us to additional liabilities. From time to time, federal, state and local authorities and consumers commence investigations, inquiries or litigation with respect to our compliance with applicable consumer protection, advertising, unfair business practice, antitrust (and similar or related laws) and other laws. We may be required to incur significant legal expenses in connection with the defense of future governmental investigations and litigation.

Changes in laws or regulations that adversely affect the growth, popularity or use of the Internet, including regulations or decisions by the FCC impacting net neutrality, could decrease the demand for our service and increase our cost of doing business. See “— Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business” below. Certain laws intended to prevent network operators from discriminating against the legal traffic that traverse their networks have been implemented in many countries, including the United States and the EU. In others, the laws may be nascent or non-existent. Given uncertainty around these rules, including changing interpretations, amendments or repeal, coupled with potentially significant political and economic power of local network operators, we could experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business.

We depend upon third-party licenses for sound recordings and an adverse change to, loss of, or claim that we do not hold any necessary licenses may materially adversely affect our business, operating results and financial condition.

With respect to podcasts and other non-music content, we produce or commission the content itself or obtain distribution rights directly from rights holders. In the former scenario, we employ various business models to create original content. In the latter scenario, we negotiate licenses directly with individuals that enable creators to post content directly to our service after agreeing to comply with the applicable terms and conditions. We are dependent on those who provide content on its service complying with the terms and conditions of its license agreements as well as the PodcastOne Terms and Conditions of Use (the “Terms and Conditions of Use”). However, we cannot guarantee that rights holders or content providers will comply with their obligations, and such failure to do so may materially impact its business, operating results, and financial condition.

There is also no guarantee that we have all of the licenses it needs to stream content, as the process of obtaining such licenses involves many rights holders, some of whom are unknown, and myriad complex legal issues across many jurisdictions, including open questions of law as to when and whether particular licenses are needed. Additionally, there is a risk that rights holders, creators, performers, writers and their agents, or societies, unions, guilds, or legislative or regulatory bodies will create or attempt to create new rights or regulations that could require PodcastOne to enter into license agreements with, and pay royalties to, newly defined groups of rights holders, some of which may be difficult or impossible to identify.

Even when we are able to enter into license agreements with rights holders, it cannot guarantee that such agreements will continue to be renewed indefinitely. For example, from time to time, our license agreements with certain rights holders and/or their agents expire while we negotiate their renewals and, per industry custom and practice, we may enter into brief (for example, month-, week-, or even days-long) extensions of those agreements or provisional licenses and/or continue to operate on an at will basis as if the license agreement had been extended, including by our continuing to make content available. During these periods, we may not have assurance of long-term access to such rights holders’ content, which could have a material adverse effect on its business and could lead to potential copyright infringement claims.

It is also possible that such agreements will never be renewed at all. The lack of renewal, or termination, of one or more of our license agreements, or the renewal of a license agreement on less favorable terms, could have a material adverse effect on its business, financial condition, and results of operations.

Risks Related to Our Company

We will incur significant increased costs as a public company.

We will incur significant legal, accounting and other expenses as a public company. As a result of the Direct Listing, we are subject to mandatory reporting requirements of the Exchange Act, which require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. We will continue to incur costs associated with the preparation and filing of these SEC reports. Furthermore, we are subject to additional corporate governance and other compliance requirements if our shares of common stock are listed on The Nasdaq Capital Market. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act and The Nasdaq Capital Market have imposed various other requirements on public companies. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact (in ways we cannot currently anticipate) the manner in which we operate our business. Our management and other personnel are required to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we have incurred and will continue to incur additional expense to increase our director and officer liability insurance. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal control over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We are required pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”) to furnish a report on internal control over financial reporting issued by management on, among other things, the effectiveness of our internal control over financial reporting on an annual basis. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Such a report is provided as part of the consolidated financial statements included in this Direct Listing. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

In addition, if and when we cease to be a smaller reporting company and become subject to Section 404(b) of the Sarbanes-Oxley Act, we will be required to furnish an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To remain in compliance with Section 404, we will continue to be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to dedicate substantially greater internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that our independent registered public accounting firm, when required, will not be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

For the fiscal years ended March 31, 2023 and 2022, our management concluded that our disclosure controls and procedures and our internal control over financial reporting were not effective due to the existence of material weaknesses in our internal control over financial reporting during such periods. If we are unable to establish and maintain effective disclosure controls and internal controls over financial reporting, our ability to produce accurate financial statements on a timely basis or prevent fraud could be impaired, and the market price of our securities may be negatively affected.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet PodcastOne’s reporting obligations. In addition, any testing by our Company conducted in connection with Section 404, or the subsequent testing by our independent registered public accounting firm, if and when required, may reveal additional deficiencies in its internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. For our fiscal years ended March 31, 2023 and 2022, our management conducted an assessment of its disclosure controls and procedures and our internal control over financial reporting and concluded that they were ineffective for each of such periods, due to the existence of certain material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

In connection with the preparation of our consolidated financial statements for the fiscal year ended March 31, 2023, our management identified a material weakness as follows: our management’s identification of and accounting for significant and unusual transactions, specifically accounting for business combinations, including push down accounting. The material weakness around the completeness of amounts and disclosures and the classification between current and noncurrent liabilities was remediated during the fiscal year ended March 31, 2023.

In connection with the preparation of our consolidated financial statements for the fiscal year ended March 31, 2022, our management identified material weaknesses in the following: our controls related to the preparation of the financial statements were not adequately designed to ensure the accuracy and completeness of amounts and disclosures and the classification between current and noncurrent liabilities; and our management’s identification of and accounting for significant and unusual transactions, specifically accounting for business combinations, including push down accounting.

If we are unable to establish and maintain proper and effective disclosure controls and procedures and internal control over financial reporting, it may not be able to produce timely and accurate financial statements.

We may face litigation and other risks as a result of the restatement of our previously issued financial statements and related matters.

On July 1, 2020, LiveOne’s wholly owned subsidiary, LiveXLive PodcastOne, Inc., acquired 100% of the equity interests of our Company for net consideration of $16.1 million consisting of 5,363,636 shares of LiveOne’s common stock with a fair value of $14.6 million, contingent consideration with a fair value of $1.1 million and an additional true-up of 203,249 shares of LiveOne’s common stock during the third quarter of fiscal 2021 valued at $0.4 million, that was issued as part of the final purchase price consideration. As a result, LiveOne pushed down the contingent consideration to us on the date of acquisition in the amount of $1.1 million to our financial statements and booked the marked to market change in value at each reporting period. It was subsequently determined that in accordance with ASC 805-50-30-12 the liability for the contingent consideration should not have been pushed down as it was an obligation of LiveOne.

We have evaluated the financial statement impact in each of the previously filed reporting periods affected, and concluded that the correction of the error in the accounting for contingent consideration is quantitatively material to our previously filed financial statements. As discussed in Note 3 - Restatement of Prior Financial Information to our consolidated financial statements included elsewhere in this prospectus, we have restated our previously issued financial statements as of March 31, 2022 and 2021 and for the year ended March 31, 2022 and the period from July 1, 2020 to March 31, 2021 (Successor), in accordance with Accounting Standards Codification (“ASC”) Topic 250, Accounting Changes and Error Corrections.

As a result of the restatement, we may face the potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws or other claims arising from the restatement and material weaknesses in our internal control over financial reporting and the preparation of our financial statements. As of the date of this prospectus, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition.

If in the future we identify new material weaknesses in its internal control over financial reporting, including in any companies that we may acquire in the future, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that its internal control over financial reporting is effective, or if and when applicable, our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of its common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which its securities are then listed, the SEC, or other regulatory authorities, which could require additional financial and management resources. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of its common stock.

To address our material weaknesses, we have added personnel as well as implemented new financial systems and processes. We intend to continue to take steps to remediate the material weaknesses described above through hiring additional qualified accounting and financial reporting personnel, and further evolving our accounting processes. We will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time. Furthermore, we cannot assure you that the measures we have taken to date, and actions it may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause it to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods.

We heavily depend on relationships with our content providers and other industry stakeholders and adverse changes in these relationships, could adversely affect our business, financial condition and results of operations.

Our business is particularly dependent upon personal relationships, as executives within entertainment companies such as ours leverage their network of relationships with Content Providers and other Industry Stakeholders to secure the rights to their content and develop other partnerships that are critical to our success. Due to the importance of those industry contacts, the loss of any of these relationships, and adverse changes in these relationships could adversely affect our business, financial condition and results of operations. We can give no assurance that all or any of these Content Providers or other Industry Stakeholders will retain their associations with us or our executives, directors, employees or other individual service providers. Additionally, to the extent the decision makers of our Content Providers are replaced with individuals with whom our executives, directors or other key personnel do not have relationships, our competitive position and financial condition could be harmed.

We may incur substantially more debt or take other actions that would intensify the risks discussed in this prospectus regarding our and/or LiveOne’s indebtedness.

In addition to LiveOne’s current outstanding debt and notes and our Bridge Notes, we and our subsidiaries may incur substantial additional debt, subject to restrictions contained in LiveOne’s and our existing and future debt instruments, some or all of which may be secured debt. The senior credit facility contains certain restrictive covenants that limit our ability to merge with other companies or consummate certain changes of control, make certain investments, pay dividends or repurchase shares of our common stock, transfer or dispose of assets or enter into various specified transactions. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consents of our senior lenders or terminate our existing debt agreements. The senior credit facility also contains certain covenants, including maintaining a minimum amount of cash at all times and are secured by substantially all of LiveOne’s and our Company’s and LiveOne’s and our respective subsidiaries’ assets. Please see more under “Risks Related to Our Relationship with LiveOne and its Indebtedness.”

We may not have sufficient cash flow from our business operations to make payments on our indebtedness.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness depends on our performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt and/or obtaining additional equity capital on terms that may be onerous or highly dilutive. In the event of an acceleration of amounts due under our debt instruments as a result of an event of default, including upon the occurrence of an event that would reasonably be expected to have a material adverse effect on our business, operations, properties, assets or condition or a failure to pay any amount due, we may not have sufficient funds or may be unable to arrange for additional financing to repay our indebtedness or to make any accelerated payments. There is no guarantee that we will be able to generate sufficient cash flow or sales to meet the financial covenants or pay the principal and interest under our debt agreements or to satisfy all of the financial covenants. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. Capital markets have been volatile in the recent past; a downturn could negatively impact our ability to access capital should the need arise. As a result, the inability to meet our debt obligations could cause us to default on those obligations. Any such defaults could materially harm our financial condition and liquidity.

We rely on key members of our management and the loss of their services or investor confidence in them could adversely affect our success, development and financial condition.

Our success depends, to a large degree, upon certain key members of our management, particularly Kit Gray, our President, Robert Ellin, our Executive Chairman, Aaron Sullivan, our Chief Financial Officer, and Sue McNamara, our Chief Revenue Officer. Mr. Gray has extensive knowledge about our business and our operations, and the loss of Mr. Gray, Mr. Ellin, Mr. Sullivan or Ms. McNamara or any other key member of our senior management would likely have a material adverse effect on our business and operations. We do not currently maintain a key-person insurance policy for Mr. Gray or any other member of our management. Our executive team’s expertise and experience in acquiring, integrating and growing businesses, particularly those focused on podcasts and Content Providers, have been and will continue to be a significant factor in our growth and ability to execute our business strategy. The loss of any of our executive officers could slow the growth of our business or have a material adverse effect on our business, results of operations and financial condition.

Unfavorable outcomes in legal proceedings may adversely affect our business, financial conditions and results of operations.

Our results may be affected by the outcome of future litigation. Unfavorable rulings in our legal proceedings may have a negative impact on us that may be greater or smaller depending on the nature of the rulings. In addition, from time to time in the future we may be subject to various claims, investigations, legal and administrative cases and proceedings (whether civil or criminal) or lawsuits by governmental agencies or private parties, including as described in the immediately preceding risk factor. If the results of such investigations, proceedings or suits are unfavorable to us or if we are unable to successfully defend against third party lawsuits, we may be required to pay monetary damages or may be subject to fines, penalties, injunctions or other censure that could have a material adverse effect on our business, financial condition and results of operations. For example, please see more under “— If LiveOne does not comply with the provisions of its senior credit facility, its senior lender may terminate its obligations to LiveOne and require LiveOne and/or us to repay all outstanding amounts owed thereunder.” Even if we adequately address the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counterclaim, we may have to devote significant financial and management resources to address these issues, which could harm our business, financial condition and results of operations.

Our quarterly operating results may be volatile and are difficult to predict in the future, and our stock price may decline if we fail to meet the expectations of securities analysts or investors.

Our revenue, margins and other operating results could vary significantly in the future from quarter-to-quarter and year-to-year and may fail to match our past performance due to a variety of factors, including many factors that are outside of our control, including, our holding, promoting and managing our podcasting. Factors that may contribute to the variability of our operating results and cause the market price of our common stock to fluctuate include:

●	the entrance of new competitors or competitive services in our market, including consolidation among competitors, customers or vendors,

●	our ability to retain and grow the number of our user base and increase engagement among new and existing users;

●	our revenue mix, which drives gross profit;

●	the timing of the launch of our new or updated podcasts, services or features;

●	the addition or loss of popular content;

●	the popularity of podcasts and specifically our podcast content;

●	announcements or planned introductions of new podcasts, services, functionality and products by us or our competitors;

●	significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our platform; and

●	an increase in costs associated with protecting our intellectual property, defending against third-party intellectual property infringement allegations or procuring rights to third-party intellectual property.

We may not be able to attract qualified personnel.

Our ability to expand operations to accommodate our anticipated growth will depend on our ability to attract and retain qualified personnel. However, competition for the types of employees we seek is intense. We may face particular challenges in recruiting and retaining personnel who have experience in talent acquisition, marketing, sales, production, development, operations and other technical expertise, in the podcast industry, which is critical to our initiatives. Our ability to meet our business development objectives will depend in part on our ability to recruit, train and retain top quality personnel with advanced skills who understand our technology and business. We cannot provide any assurance that we will be able to attract qualified personnel to execute our business strategies or develop and expand our online properties. If we are unable to engage and retain the necessary personnel, our business may be materially and adversely affected.

Additionally, we expect to retain the existing managers and executives of certain companies we acquire to have them continue managing and operating the acquired business. We believe that these individuals will have the market expertise and network of personal relationships to best implement the growth strategies of the acquired businesses. If we are unable to retain the key personnel of the acquired businesses, we may not be able to achieve the anticipated benefits and synergies of an acquisition.

We engage a number of consultants to work for us. If the consultants that we utilize are characterized as employees and if we are deemed to be delinquent in our payroll taxes or incur other employment-related liabilities with respect to those consultants, we and our management team could incur significant liabilities.

We engage a number of consultants to work for us in various aspects of our business. Although we believe that the consultants that we utilize in our business, as is customary to do so in our business, are properly characterized as independent contractors, tax or other regulatory authorities may in the future challenge our characterization of independent contractors. We are aware of a number of judicial decisions and legislative proposals that could bring about major reforms in worker classification, including the California legislature’s recent passage of California Assembly Bill 5 (“AB 5”). AB 5 purports to codify a new test for determining worker classification that is widely viewed as expanding the scope of employee relationships and narrowing the scope of independent contractor relationships. Given AB 5’s recent passage, there is no guidance from the regulatory authorities charged with its enforcement, and there is a significant degree of uncertainty regarding its application. In addition, AB 5 has been the subject of widespread national discussion and it is possible that other jurisdictions, including New York, may enact similar laws. If such regulatory authorities or state, federal or foreign courts were to determine that our recording artists and songwriters are employees, and not independent contractors, we would be required to withhold income taxes, to withhold and pay Social Security, Medicare and similar taxes and to pay unemployment and other related payroll taxes. We would also be liable for unpaid past taxes and subject to penalties. As a result, any determination that our consultants are our employees could have a material adverse effect on our business, financial condition and results of operations. In addition to the taxes that we would be required to pay if we were required to remit payroll taxes for our consultants, and the payments that we would be required to make for other employment-related obligations, our operations would be severely disrupted and individual officers or members of our board of directors could be personally liable for certain of any assessments made. A government entity could potentially shut down our operations until such time as the payroll taxes were brought current. Such a shutdown could effectively push us into bankruptcy and an investor could lose all his or her investment in us.

Rising inflation may adversely affect us by increasing costs of labor, equipment and other costs beyond what we can recover through price increases.

Inflation can adversely affect us by increasing the costs of labor, technology, equipment and other costs required to operate and grow our business. The United States is experiencing high levels of inflation, which may depress consumer demand for our services and reduce our profitability if we are unable to raise prices enough to keep up with increases in our costs. Inflationary pressures have resulted in increases in salaries and the cost of certain equipment and technology necessary for the production of our services, and such increases may continue to impact us in the future. Accordingly, we are exposed to risks associated with significant levels of cost inflation. If we are unable to increase our prices to offset the effects of inflation, our business, operating results, and financial condition could be materially and adversely affected.

Our corporate culture has contributed to our success, and if we cannot successfully maintain our culture as we assimilate new employees, we could lose the innovation, creativity and teamwork fostered by our culture.

We are undergoing growth in our business, including in our employee headcount. A significant portion of our management team has been with us since inception. We expect that significant additional hiring will be necessary to support our strategic plans. This rapid influx of new team members from different business backgrounds may make it difficult for us to maintain our corporate culture. We believe our culture has contributed significantly to our ability to attract and retain talent, to acquire podcast content and to innovate and grow successfully. If our culture is negatively affected, our ability to support our growth and innovation may diminish.

Risks Related to Our Relationship with LiveOne and its Indebtedness

LiveOne’s debt agreements contain restrictive and financial covenants that may limit our operating flexibility, and LiveOne’s substantial indebtedness may limit cash flow available to us to invest in the ongoing needs of our business.

LiveOne has a significant amount of indebtedness. Its total outstanding consolidated indebtedness as of December 31, 2023 was $8.6 million, net of fees and discounts. In addition, while LiveOne has certain restrictions and covenants with its current indebtedness, LiveOne could in the future incur additional indebtedness beyond such amount. LiveOne’s existing debt agreements with the senior lenders contain certain restrictive covenants that limit our ability to merge with other companies or consummate certain changes of control, make certain investments, pay dividends or repurchase shares of our common stock, transfer or dispose of assets, or enter into various specified transactions. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of LiveOne’s senior secured lenders or terminate our existing debt agreements. LiveOne’s debt agreements under the ABL Credit Facility  also contain certain financial covenants, including maintaining a minimum cash amount at all times and are secured by substantially all of our assets. There is no guarantee that LiveOne, our Company and LiveOne’s other subsidiaries will be able to generate sufficient cash flow or sales to meet the financial covenants or pay the principal and interest under our debt agreements or to satisfy all of the financial covenants. We may also incur significant additional indebtedness in the future.

LiveOne’s substantial debt combined with its and our other financial obligations and contractual commitments could have other significant adverse consequences, including:

●	requiring LiveOne to dedicate a substantial portion of cash flow from operations to the payment of interest on, and principal of, our debt, which will reduce the amounts available to fund working capital, capital expenditures, product development efforts and other general corporate purposes;

●	increasing our vulnerability to adverse changes in general economic, industry and market conditions;

●	obligating us to restrictive covenants that may reduce our ability to take certain corporate actions or obtain further debt or equity financing;

●	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

●	placing us at a competitive disadvantage compared to our competitors that have less debt or better debt servicing options.

LiveOne intends to satisfy its current and future debt service obligations with its and our existing cash and cash equivalents and funds from external sources, including its and/or its subsidiaries’ equity and/or debt financing. However, LiveOne and its subsidiaries (including our Company) may not have sufficient funds or may be unable to arrange for additional financing to pay the amounts due under our existing debt. Funds from external sources may not be available on acceptable terms, if at all. In the event of an acceleration of amounts due under our debt instruments as a result of an event of default, including upon the occurrence of an event that would reasonably be expected to have a material adverse effect on our business, operations, properties, assets or condition or a failure to pay any amount due, LiveOne and/or our Company may not have sufficient funds or may be unable to arrange for additional financing to repay LiveOne’s and/or our indebtedness or to make any accelerated payments.

LiveOne may not have the ability to repay the amounts then due under its senior credit facility at maturity.

At maturity the entire outstanding principal amount of LiveOne’s senior secured facility will become due and payable by it. As of December 31, 2023, none is due in fiscal 2024 and $7.0 million due in fiscal 2025. LiveOne’s failure to repay any outstanding amount of its senior credit facility would constitute a default under such facility. A default would increase the interest rate to the default rate under the senior credit facility or the maximum rate permitted by applicable law until such amount is paid in full. A default under the senior credit facility could also lead to a default under agreements governing LiveOne’s and/or our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, LiveOne and our Company may not have sufficient funds to repay LiveOne’s senior credit facility or make cash payments thereon. Furthermore, upon the occurrence and during the continuation of any event of default, the senior lender shall have the right to, among other things, take possession of LiveOne’s, our and LiveOne’s and our respective subsidiaries’ assets and property constituting the collateral thereunder and the right to assign, sell, lease or otherwise dispose of all or any part of the collateral. Please also see above under the risk factor captioned “— If LiveOne does not comply with the provisions of its senior credit facility, its senior lender may terminate its obligations to LiveOne and require LiveOne and/or us to repay all outstanding amounts owed thereunder,” for potential consequences if an event of default is triggered as a result of LiveOne’s default under its settlement agreement with SX.

We are a “controlled company” within the meaning of the corporate governance standards of The Nasdaq Capital Market as a result of the completion of the Spin-Out. As a result, we qualify for, but do not currently intend to rely on exemptions from corporate governance standards, and accordingly, we intend for you to have the same protections afforded to stockholders of companies that are not a “controlled company” and are subject to all corporate governance requirements of The Nasdaq Capital Market.

So long as more than 50% of the voting power for the election of our directors is held by an individual, a group or another company, we qualify as a “controlled company” under listing requirements of The Nasdaq Capital Market. Subsequent to the completion of the Spin-Out, LiveOne beneficially holds a majority of our outstanding common stock and voting power. As a result, we are a “controlled company” under The Nasdaq Capital Market rules. As a controlled company, we are exempt from certain Nasdaq corporate governance requirements, however, we do not currently intend to rely on such exemptions. Accordingly, upon the completion of the Spin-Out, we intend for our board of directors to have a majority of independent directors and the compensation committee and nominating committee of our board of directors to be comprised entirely of independent directors, and ensure that the compensation of our executive officers and nominees for directors are determined by or recommended to our board of directors by the independent members of our board of directors. To the extent we rely on one or more of these exemptions, holders of our common stock will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of The Nasdaq Capital Market.

We may have conflicts of interest with LiveOne and, because of (i) certain provisions in our Amended and Restated Certificate of Incorporation relating to related person transactions and corporate opportunities, (ii) agreements we have and will enter into with LiveOne in connection with the Direct Listing, and (iii) LiveOne’s controlling beneficial ownership interest in our Company, we may not be able to resolve such conflicts on terms favorable to us.

Conflicts of interest may arise between LiveOne and us in a number of areas relating to our ongoing relationship. Potential conflicts of interest that we have identified include the following:

●	Certain of our directors and management may have conflicts of interest. Robert Ellin and our other directors Ramin Arani, Jay Krigsman and Craig Foster, serve as both our directors and as directors of LiveOne. Robert Ellin, our Executive Chairman, and Aaron Sullivan, our Chief Financial Officer, serve both as our and LiveOne’s senior management. Such directors and officers owe fiduciary duties to our company pursuant to Delaware law, but these relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for LiveOne and us.

●	Sale of shares of our common stock. LiveOne may decide to sell all or a portion of our shares that it holds in the public markets and/or to a third party, including to one of our competitors, thereby possibly depressing the trading price of our common stock and/or giving that third-party substantial influence over our business and our affairs. Such a sale could be in conflict with your interests.

●	Developing business relationships with LiveOne’s competitors. We may from time to time partner with, obtain advertising revenue from and/or sell to a number of companies that compete with LiveOne. These companies may be less willing or unwilling to develop and maintain relationships with us, and may favor our competitors or may view us as competitors, because of our relationship with LiveOne.

●	Allocation of business opportunities. Business opportunities may arise that both we and LiveOne find attractive, and which would complement our businesses. We may be prevented from taking advantage of new business opportunities that LiveOne has entered into. Furthermore, our Amended and Restated Certificate of Incorporation will provide that, until the later of (i) first date on which LiveOne ceases to beneficially own 20% or more of our outstanding shares of common stock and (ii) the date upon which none of our officers and/or directors are also officers and/or directors of LiveOne, (x) we will waive any interest or expectancy in potential transactions presented to our directors and officers who are also directors and/or officers of LiveOne unless expressly offered to such person in his or her capacity as our director and/or officer, as applicable, and (y) LiveOne shall have the right to, and shall have no duty not to, engage in the same or similar business activities or lines of business as we do, do business with any of our clients or customers, and employ or otherwise engage any of our officers or employees. See “Description of Capital Stock — Provisions of Our Amended and Restated Certificate of Incorporation Relating to Related Person Transactions and Corporate Opportunities.” We may therefore not be entitled to, and LiveOne may be entitled to, pursue business opportunities which may otherwise be appropriate for us.

●	LiveOne will continue to beneficially hold a majority of our common stock (including voting power), and we and LiveOne expect to continue as strategic partners, collaborating on projects to pursue the growth of streaming and podcasting sectors. LiveOne may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. LiveOne’s decisions with respect to us or our business, including any related party transactions between LiveOne and us, may be resolved in ways that favor LiveOne and its stockholders, which may not coincide with the interests of our other stockholders.

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with LiveOne.

We will negotiate agreements with LiveOne related to our separation from LiveOne, including the Separation Agreement and Administrative Services Agreement, while we are still a majority owned subsidiary of LiveOne. Accordingly, these agreements may not reflect terms that would have resulted from arms-length negotiations between unaffiliated parties. The terms of the agreements being negotiated relate to, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations between LiveOne and us. We may have received better terms from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions” for more information.

We may not be able to access the credit and capital markets at the times and in the amounts needed on acceptable terms.

From time to time we may need to access the long-term and short-term capital markets to obtain financing. Although we believe that the public markets sources of capital in place at the time of the Spin-Out will permit us to finance our operations for the foreseeable future on acceptable terms and conditions, we have not previously accessed the capital markets as an independent public company, and our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including our financial performance, our credit ratings or absence thereof, the liquidity of the overall capital markets and the state of the economy. We cannot assure you that we will have access to the capital markets at the times and in the amounts needed or on terms acceptable to us.

Risks Related to Technology and Intellectual Property

We rely on integrations with advertising platforms, demand-side platforms (“DSPs”), proprietary platforms and ad servers, over which we exercise very little control.

Our business depends on our ability to integrate our content with a variety of third-party advertising platforms, DSPs, proprietary platforms and ad services. We are able to make our podcasts available on other popular podcasting platforms such as Apple, Amazon, Spotify and wherever podcasts are heard, allowing our listeners to utilize such platforms to listen to our podcasts. We have also formed partnerships with advertising platforms to integrate our podcasts with their software and product offerings, allowing our advertisers to utilize our solutions wherever they purchase or place an ad. For example, we rely on integration with Apple and Spotify in order to provide our podcasts through their platforms. Apple or Spotify may determine to only host shows that are proprietary to them, which would have a significant effect on our ability to offer our podcasts to larger group of listeners and would materially adversely affect our business, results of operations and financial condition. Some of these integration partners have significant market share in the segment in which they operate. To date, we have relied on written contracts and other arrangements to govern our relationships with these partners. However, these are subject to change by such providers from time to time and in many instances the provider may choose to terminate these contracts without cause and with short notice periods. Many of these agreements are short term with automatic renewal provisions, and there can be no assurances that such providers will agree to renew their agreements with us. Moreover, such providers may choose to stop integrating with our podcasts and may unilaterally stop providing us with data necessary to our business if they acquire a competitor which provides podcasting services similar to ours or if they begin to deliver podcasts similar to ours on their own. We cannot assure you that our existing podcast partners and integration partners will continue to, or that potential new podcast partners or integration partners will agree to, integrate our podcasts into their podcast offerings or services. Such integrations may not be replaceable, and so loss of any such integrations could materially impact our business and our results of operations and we may lose listeners.

Our business and revenues could also be affected by social issues or disruptions. For example, if there is public disapproval or boycotting of a specific podcasting platform, such as Spotify or other podcasting platform, our ability to optimize ad placement or to forecast listener metrics may be impacted based on unforeseen trends or events.

We rely heavily on technology to distribute content and manage other aspects of our operations, and the failure of this technology to operate effectively could adversely affect our business.

We utilize a combination of proprietary and third-party technology. Our business substantially depends on advertising revenue and is supported by our PodcastOne App which offers users access to our podcasts on their favorite device. We cannot be sure that the PodcastOne App or any enhancements or other modifications we make in the future to such apps will, perform as intended or otherwise be of value to our users. Future enhancements and modifications to our technology could consume considerable resources. If we are unable to successfully develop, maintain and enhance our technology to manage the distribution of podcasts in a timely and efficient manner, our ability to attract and retain users may be impaired. In addition, if our technology or that of third parties we utilize in our operations fails or otherwise operates improperly, our ability to attract and retain users may be impaired. Also, any harm to our users’ personal computers or mobile devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition.

We may be unable to adequately protect our intellectual property rights.

We may be unable to detect unauthorized use of, or otherwise sufficiently protect, our intellectual property rights. We rely on a combination of laws and contractual restrictions with employees, individual service providers, users, artists, suppliers and others content licensors and Content Providers to establish and protect these proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use proprietary information, trademarks, or copyrighted material without authorization which, if discovered, might require legal action to correct. Furthermore, assets we may acquire in connection with any future acquisitions (including brand names and trademark rights), may have been improperly adopted or inadequately protected prior to our acquisitions of them. This could include failures to obtain assignments of ownership or confidentiality agreements from third parties, failures to clear use of trademarks, or other failures to protect trademarks and other proprietary rights. In addition, third parties may independently and lawfully develop similar intellectual property or duplicate our services.

We will apply to register, or secure by contract when appropriate, our trademarks and service marks as they are developed and used and reserve and register domain names as we deem appropriate. While we intend to vigorously protect our trademarks, service marks and domain names as we deem appropriate, effective trademark protection may not be available or may not be sought in every country in which we operate, and contractual disputes may affect the use of marks governed by private contract. Similarly, not every variation of a domain name may be available or be registered, even if available. Our failure to protect our intellectual property rights in a meaningful manner or challenges to related contractual rights could result in the erosion of brand names or the loss of rights to our owned or licensed marks and limit our ability to control marketing on or through the Internet using our various domain names or otherwise, which could adversely affect our business, financial condition, and results of operations. In addition, the loss of, or inability to otherwise obtain, rights to use third party trademarks and service marks, including the loss of exclusive rights to use third party trademarks in territories where we present festivals, could adversely affect our business or otherwise result in competitive harm.

We currently own the www.podcastone.com domain name. Internet regulatory bodies generally regulate domain names. If we lose the ability to use a domain name in a particular country, we would be forced either to incur significant additional expenses to market our services within that country or, in extreme cases, to elect not to offer our services in that country. Either result could harm our business, operating results, and financial condition. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize our brand names in the United States or other countries in which we may conduct business in the future.

Litigation or proceedings before governmental authorities and administrative bodies may be necessary in the future to enforce our intellectual property rights, to protect our patent rights, trademarks, trade secrets, and domain names and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results. Additionally, changes in law may be implemented, or changes in interpretation of such laws may occur, that may affect our ability to protect and enforce our patents and other intellectual property.

We may be accused of infringing upon intellectual property rights of third parties.

From time to time, we have been and may be in the future subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement and other violations of the trademarks, copyrights, patents and other intellectual property or proprietary rights of third parties. The legal proceedings and claims include notices provided to us by content owners of users’ violation of the Digital Millennium Copyright Act, which obligate us to investigate and remove infringing user content from our website.

In addition, Internet, technology, and media companies are frequently subject to litigation based on allegations of infringement, misappropriation, or other violations of intellectual property rights. Many companies in these industries, including many of our competitors, have substantially larger patent and intellectual property portfolios than we do, which could make us a target for litigation as we may not be able to assert counterclaims against parties that sue us for patent, or other intellectual property infringement. In addition, various “non-practicing entities” that own patents and other intellectual property rights often attempt to aggressively assert claims in order to extract value from technology companies. Further, from time to time we may introduce new products and services, including in territories where we currently do not have an offering, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities. It is difficult to predict whether assertions of third-party intellectual property rights or any infringement or misappropriation claims arising from such assertions will substantially harm our business, operating results, and financial condition. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay significant damages, which may be even greater if we are found to have willfully infringed upon a party’s intellectual property; cease exploiting copyrighted content that we have previously had the ability to exploit; cease using solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our solutions; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content, or materials; indemnify our partners and other third parties; and/or take other actions that may have material effects on our business, operating results, and financial condition.

Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.

We will rely upon the ability of consumers to access our service through the Internet. Changes in laws or regulations that adversely affect the growth, popularity or use of the Internet, including laws impacting net neutrality, could decrease the demand for our service and increase our cost of doing business. To the extent that network operators implement usage-based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our subscriber acquisition and retention could be negatively impacted. For example, in late 2010, Comcast informed Level 3 Communications that it would require Level 3 to pay for the ability to access Comcast’s network. Furthermore, to the extent network operators were to create tiers of Internet access service and either charge us for or prohibit us from being available through these tiers, our business could be negatively impacted.

Most network operators that provide consumers with access to the Internet also provide these consumers with multichannel video programming. As such, companies like Comcast, Charter Spectrum and Cablevision have an incentive to use their network infrastructure in a manner adverse to our continued growth and success. For example, Comcast exempted certain of its own Internet video traffic (e.g., Streampix videos to the Xbox 360) from a bandwidth cap that applies to all unaffiliated Internet video traffic (e.g., Netflix videos to the Xbox 360). While we believe that consumer demand, regulatory oversight and competition will help check these incentives, to the extent that network operators are able to provide preferential treatment to their data as opposed to ours or otherwise implement discriminatory network management practices, our business could be negatively impacted. In international markets, especially in Latin America, these same incentives apply; however, the consumer demand, regulatory oversight and competition may not be as strong as in our domestic market.

The success of our business and operations depends, in part, on the integrity of our systems and infrastructures, as well as affiliate and third-party computer systems, Wi-Fi and other communication systems. System interruption and the lack of integration and redundancy in these systems and infrastructures may have an adverse impact on our business, financial condition and results of operations.

System interruption and the lack of integration and redundancy in the information systems and infrastructures, both of our own systems and other computer systems and of affiliate and third-party software, Wi-Fi and other communications systems service providers on which we rely, may adversely affect our ability to operate websites, process and fulfill transactions, respond to user inquiries and generally maintain cost-efficient operations. Such interruptions could occur by virtue of natural disaster, malicious actions such as hacking or acts of terrorism or war, or human error. In addition, the loss of some or all of certain key personnel could require us to expend additional resources to continue to maintain our software and systems and could subject us to systems interruptions.

Although we maintain up to date information technology systems and network infrastructures for the operation of our businesses, techniques used to gain unauthorized access to private networks are constantly evolving, and we may be unable to anticipate or prevent unauthorized access to our systems and data.

Privacy concerns could limit our ability to leverage our consumer subscriber data and compliance with privacy regulations could result in significant expense.

In the ordinary course of business and in particular in connection with merchandising our service to our users, we collect and utilize data supplied by our users. We currently face certain legal obligations regarding the manner in which we treat such information. Other businesses have been criticized by privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the Internet regarding users’ browsing and other habits. Increased regulation of data utilization practices, including self-regulation or findings under existing laws, that limit our ability to use collected data, could have an adverse effect on our business. As our business evolves and as we expand internationally, we may become subject to additional and/or more stringent legal obligations concerning our treatment of user information, and to the extent that we need to alter our business model or practices to adapt to these obligations, we could incur significant expenses.

In addition, we cannot fully control the actions of third parties who may have access to the user data we collect and the user data collected by our third-party vendors. We may be unable to monitor or control such third parties and the third parties having access to our website in their compliance with the terms of our privacy policies, terms of use, and other applicable contracts, and we may be unable to prevent unauthorized access to, or use or disclosure of, user information. Any such misuse could hinder or prevent our efforts with respect to growth opportunities and could expose us to liability or otherwise adversely affect our business. In addition, these third parties may become the victim of security breaches or have practices that may result in a breach, and we could be responsible for those third-party acts or failures to act.

Any failure, or perceived failure, by us or the prior owners of acquired businesses to maintain the privacy of data relating to our users (including disclosing data in a manner that was objectionable to our users), to comply with our posted privacy policies, our predecessors’ posted policies, laws and regulations, rules of self-regulatory organizations, industry standards and contractual provisions to which we or they may be bound, could result in the loss of confidence in us, or result in actions against us by governmental entities or others, all of which could result in litigation and financial losses, and could potentially cause us to lose users, advertisers, revenue and employees.

Our reputation and relationships with subscribers would be harmed if our premium subscriber data, particularly billing data, were to be accessed by unauthorized persons.

We will maintain personal data regarding our users, including names and, in many cases, mailing addresses. With respect to billing data, such as credit card numbers, we expect to rely on licensed encryption and authentication technology to secure such information. If we or our payment processing services experience any unauthorized intrusion into our users’ data, current and potential users may become unwilling to provide the information to us necessary for them to become subscribers, we could face legal claims, and our business could be adversely affected. Similarly, if a well-publicized breach of the consumer data security of any other major consumer website were to occur, there could be a general public loss of confidence in the use of the Internet for commerce transactions which could adversely affect our business.

In addition, we do not plan to obtain signatures from subscribers in connection with the use of credit and debit cards (together, “payment cards”) by them. Under current payment card practices, to the extent we do not obtain cardholders’ signatures, we will be liable for fraudulent payment card transactions, even when the associated financial institution approves payment of the orders. From time to time, fraudulent payment cards may be used on our website to obtain service. Typically, these payment cards will not have been registered as stolen and therefore will not be rejected by any automatic authorization safeguards. We do not currently carry insurance against the risk of fraudulent credit card transactions. A failure to adequately control fraudulent credit card transactions would harm our business and results of operations.

Regulatory and business practice developments relating to personal information of our users and/or failure to adequately protect the personal information of our users may adversely affect our business.

Due to the nature of such businesses, the businesses we have acquired or intend to acquire in the future maintain, or have arrangements with third parties who maintain, information on users who or may purchase in the future our services and products electronically through their individual websites or otherwise register on the website for access to our content provided. We are in the process of evaluating the information collected to understand if we can aggregate and reuse the contact information to inform these individuals of upcoming events, offerings and other services and products that we believe enhance the user experience. Data protection laws and regulation may impair our ability to use these data in such ways, as certain uses may be prohibited. The use of such user information is an important component of our growth strategy in the future. The collection, storage and use of user information is subject to regulation in many jurisdictions, including the United States and the EU, and this regulation is becoming more prevalent and stringent. Further, there is a risk that data protection regulators may seek jurisdiction over our activities even in locations in which we do not have an operating entity. This may arise in a number of ways, either because we are conducting direct marketing activities in a particular jurisdiction and the local laws apply to and are enforceable against us, or because one of our databases is controlling the processing of information within that jurisdiction. We intend to develop a comprehensive policy aimed at ensuring adequate protection of our users’ personal information and compliance with applicable law. There is a risk that we will be unable to successfully adopt and implement this policy, which may give rise to liabilities or increased costs.

Although we intend to develop systems and processes that are designed to protect customer and employee information and to prevent security breaches or incidents (which could result in data loss or other harm or loss), such measures cannot provide absolute security or certainty. It is possible that advances in computer and hacker capabilities, new variants of malware, the development of new penetration methods and tools, inadvertent violations of company policies or procedures or other developments could result in a compromise of customer or employee information or a breach of the technology and security processes that are used to protect customer and employee information. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems may change frequently and as a result, may be difficult for our business to detect for long periods of time. In addition, despite our best efforts, we may be unable to anticipate these techniques or implement adequate preventative measures. We may need to expend in the future significant capital and other resources to protect against and remedy such potential security breaches, incidents and their consequences, including the establishment of a dedicated cybersecurity organization within our larger technology environment.

We also face risks associated with security breaches and incidents affecting third parties with which we are affiliated or with which we otherwise conduct business. Consumers are generally concerned with the security and privacy of the Internet, and any publicized security problems affecting our businesses and/or third parties may discourage consumers from doing business with us, which could have an adverse effect on our business, financial condition and results of operations.

In some countries, the use of cookies and other information placed on users’ Internet browsers or users’ computing devices is currently regulated, regardless of the information contained within or referred to by the cookie. Specifically, in the EU, this is now subject to national laws being introduced pursuant to the amended Directive 2002/58 on Privacy and Electronic Communications. The effect of these measures may require users to provide explicit consent to such a cookie being used. The laws being introduced pursuant to this measure are not finalized in every European Member State, and we have not determined what effect this could have on our business when we place the cookie on the user’s computer or when a third party does so. The effect may be to limit the amount of information we receive in relation to each use of the service and/or to limit our ability to link this information to a unique identity, which could adversely affect our business and financial condition.

In the United States, the Federal Trade Commission (the “FTC”) is starting to exercise greater authority over how online consumer data is collected and maintained by businesses. Prompted by the FTC’s recommendation regarding online tracking, a number of federal legislative proposals have been introduced that would allow users to opt out of online monitoring. A number of states have passed similar legislation and some states are becoming more active in enforcing these laws to protect consumers.

The laws in this area are complex and developing rapidly. For instance, on April 14, 2016, the EU General Data Protection Regulation (the “GDPR”) became effective within Europe on May 25, 2018. The primary objectives of the GDPR are to give citizens of the EU back the control of their personal data and to simplify the regulatory environment for international business by unifying the regulation within the EU. We have not yet assessed the full effect of the GDPR. Failure to comply with the GDPR may result in significant monetary penalties. As we expand our operations into new jurisdictions, the costs associated with compliance with applicable local data privacy laws and regulations increases. It is possible that government or industry regulation in these markets will require us to deviate from our standard processes and/or make changes to our products, services and operations, which will increase operational cost and risk. There is a risk that Internet browsers, operating systems, or other applications might be modified by their developers in response to this regulation to limit or block our ability to access information about our users. It is possible that existing or future regulations could make it difficult or impossible for us to collect or use our user information in the way we would like which would impede our growth strategy and potentially reduce the revenue we hope to generate. It is also possible that we could be found to have violated regulations relating to user data, which could result in us being sanctioned, suffering fines or other punishment, being restricted in our activities and/or suffering reputational harm. Any of the foregoing could adversely affect our business and financial results.

Risks Related to Our Acquisition Strategy

We can give no assurances as to when we will consummate any future acquisitions or whether we will consummate any of them at all.

We may build our business through one or more strategic acquisitions and to possibly use our remaining cash to fund any cash portion of the consideration we will pay in connection with those acquisitions. However, such additional acquisitions, may be subject to conditions and other impediments to closing, including some that are beyond our control, and we may not be able to close any of them successfully. In addition, our future acquisitions will be required to be closed within certain timeframes as negotiated between us and the acquisition target, and if we are unable to meet the closing deadlines for a given transaction, we may be required to forfeit payments we have made, if any, be forced to renegotiate the transaction on less advantageous terms and could fail to consummate the transaction at all. If we are unable to close any future acquisition, it could significantly alter our business strategy and impede our prospects for growth. If we are unable to successfully consummate a particular acquisition, we may not be able to quickly and materially increase the number of additional podcasts available on our network, produce and/or participate in the planned events or have ownership or licenses of the brands owned or licensed by that acquisition target. Further, we may not be able to identify suitable acquisition candidates to replace these acquisitions, and even if we were to do so, we may only be able to consummate them on less advantageous terms. In addition, some of the businesses we acquire may incur significant losses from operations, which, in turn, could have a material and adverse impact on our business, results of operations and financial condition.

In addition, we will need to integrate these acquired businesses successfully in order for our growth strategy to succeed and for us to become profitable. We expect that the management teams of the acquired businesses will adopt our policies, procedures and best practices, and cooperate with each other in scheduling events, booking talent and in other aspects of their operations. We may face difficulty in integrating the operations of any businesses we may acquire in the future, such as coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures, the diversion of management’s attention from other business concerns, the inherent risks in entering markets or lines of business in which we have either limited or no direct experience; and the potential loss of key employees, individual service providers, customers and strategic partners of acquired companies.

Further, we expect that future target companies may have material weaknesses in internal controls relating to the proper application of accrual-based accounting under GAAP prior to our acquiring them. The Public Company Accounting Oversight Board defines a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. We will be relying on the proper implementation of our policies and procedures to remedy any such material weaknesses, and prevent any potential material misstatements in our financial reporting. Any such misstatement could adversely affect the trading price of our common stock, cause investors to lose confidence in our reported financial information, and subject us to civil and criminal fines and penalties. If our acquired companies fail to integrate in these important ways, or we fail to adequately understand the business operations of our acquired companies, our growth and financial results could suffer.

A number of other companies are seeking to make acquisitions in our industry, which may make our acquisition strategy more difficult or expensive to pursue.

The emergence and growth of podcasts and podcasting networks has brought increased media attention, and a number of companies and investors have been making acquisitions of such podcasts and/or businesses or announced their intention to do so. We compete with many of these companies, and certain of them have greater financial resources than we do for pursuing and consummating acquisitions and to further develop and integrate acquired businesses. Our strategy relies on our ability to consummate important future acquisitions to foster the growth of our core business and to establish ourselves as the key provider of streamed high-quality live music content. The increased focus on acquisitions of such companies may impede our ability to acquire these companies because they choose another acquirer. It could also increase the price that we must pay for these companies. Either of these outcomes could reduce our growth, harm our business and prevent us from achieving our strategic goals.

We may enter into acquisitions and take actions in connection with such transactions that could adversely affect our business and results of operations.

Our future growth rate depends in part on our selective acquisition of additional businesses and assets. We may be unable to identify suitable targets for acquisition or make further acquisitions at favorable prices. If we identify a suitable acquisition candidate, our ability to successfully complete the acquisition would depend on a variety of factors, and may include our ability to obtain financing on acceptable terms and requisite government approvals. In addition, any credit agreements or credit facilities that we may enter into in the future may restrict our ability to make certain acquisitions. In connection with future acquisitions, we could take certain actions that could adversely affect our business, including:

●	using a significant portion of our available cash;

●	issuing equity securities, which would dilute current stockholders’ percentage ownership;

●	incurring substantial debt;

●	incurring or assuming contingent liabilities, known or unknown;

●	incurring amortization expenses related to intangibles; and

●	incurring large accounting write-offs or impairments.

We may also enter into joint ventures, which involve certain unique risks, including, among others, risks relating to the lack of full control of the joint venture, potential disagreements with our joint venture partners about how to manage the joint venture, conflicting interests of the joint venture, requirement to fund the joint venture and its business not being profitable.

In addition, we cannot be certain that the due diligence investigation that we conduct with respect to any investment or acquisition opportunity will reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. For example, instances of fraud, accounting irregularities and other deceptive practices can be difficult to detect. Executive officers, directors and employees may be named as defendants in litigation involving a company we are acquiring or have acquired. Even if we conduct extensive due diligence on a particular investment or acquisition, we may fail to uncover all material issues relating to such investment, including regarding the controls and procedures of a particular target or the full scope of its contractual arrangements. We rely on our due diligence to identify potential liabilities in the businesses we acquire, including such things as potential or actual lawsuits, contractual obligations or liabilities imposed by government regulation. However, our due diligence process may not uncover these liabilities, and where we identify a potential liability, we may incorrectly believe that we can consummate the acquisition without subjecting ourselves to that liability. Therefore, it is possible that we could be subject to litigation in respect of these acquired businesses. For example, see “Item 3. Legal Proceedings” regarding our ongoing litigation with Wantickets and its principal. If our due diligence fails to identify issues specific to an investment or acquisition, we may obtain a lower return from that transaction than the investment would return or otherwise subject ourselves to unexpected liabilities. We may also be forced to write-down or write-off assets, restructure our operations or incur impairment or other charges that could result in our reporting losses. Charges of this nature could contribute to negative market perceptions about us or our shares of common stock.

Risks Relating to Our Common Stock and the Securities Market

We have no operating history as an independent publicly-traded company, and our historical financial information is not necessarily representative of the results we would have achieved as an independent publicly-traded company and may not be a reliable indicator of our future results.

We derived the historical financial information included in this prospectus from LiveOne’s consolidated financial statements, and this information does not necessarily reflect the results of operations and financial position we would have achieved as an independent publicly-traded company during the periods presented or those that we will achieve in the future. This is primarily because of the following factors:

●

prior to the Spin-Out, we operated as part of LiveOne’s broader corporate organization, and LiveOne performed various corporate functions for us. Our historical financial information reflects allocations of corporate expenses from LiveOne for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent publicly-traded company;

●	in connection with the Spin-Out, we entered or plan to enter into transactions with LiveOne that did not exist prior to the Spin-Out and/or modify our existing agreements with LiveOne, such as LiveOne’s provision of transition services, which will cause us to incur new costs; and

●	Our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from LiveOne, including changes in our cost structure, personnel needs, tax structure, financing and business operations. As part of LiveOne, we enjoyed certain benefits from LiveOne’s operating diversity, size, borrowing leverage and available capital for investments, and we will lose these benefits after the Spin-Out. As an independent entity, we may be unable to purchase services and technologies, such as insurance and health care benefits and computer software licenses or access capital markets on terms as favorable to us as those we obtained as part of LiveOne prior to the Spin-Out.

Following the Spin-Out, we became responsible for the additional costs associated with being an independent publicly-traded company, including costs related to corporate governance, investor and public relations and public reporting. In addition, certain costs incurred by LiveOne, including executive oversight, accounting, treasury, tax, legal, human resources, occupancy, procurement, information technology and other shared services, have historically been allocated to us by LiveOne; but these allocations may not reflect the future level of these costs to us as we begin to provide these services ourselves. Therefore, our historical financial statements may not be indicative of our future performance as an independent publicly-traded company. We cannot assure you that our operating results will continue at a similar level when we are an independent publicly-traded company. For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and the notes thereto included elsewhere in this prospectus.

Our stock price may be volatile, and could decline significantly and rapidly.

The trading price of our common stock following the Direct Listing could be subject to wide fluctuations in response to numerous factors in addition to the ones described in the preceding risk factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our financial condition, results of operations, or operating metrics and those of our competitors;

●	the number of shares of our common stock made available for trading;

●	issuance of our and/or LiveOne’s equity or debt securities, or disclosure or announcements relating thereto;

●	our convertible debt securities being converted into equity or the anticipation of such conversion;

●	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or variance in our financial performance from expectations of securities analysts;

●	changes in laws or regulations applicable to our Company;

●	announcements by us or our competitors of significant events or features, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

●	lawsuits threatened or filed against us and/or LiveOne;

●	future sales of our common stock by LiveOne, us or our stockholders or the anticipation of such sales;

●	changes in our board of directors, senior management or key personnel;

●	the trading volume of our common stock;

●	changes in operating performance and stock market valuations of companies in our industry;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	changes in the anticipated future size and growth rate of our market;

●	significant data breaches, disruptions to, or other incidents involving our platform;

●	general economic and market conditions;

●	other events or factors, including those resulting from war, incidents of terrorism, pandemics (including the COVID-19 pandemic), elections, or responses to these events; and

●	whether investors or securities analysts view our stock structure unfavorably, particularly our dual-class structure and the concentrated voting control of our executive officers, directors, and their affiliates.

In addition, stock markets with respect to newly public companies, particularly companies in the technology industry, have experienced significant price and volume fluctuations that have affected and continue to affect the stock prices of these companies. Stock prices of many companies, including technology companies, have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our common stock shortly following the listing of our common stock on The Nasdaq Capital Market as a result of the supply and demand forces described above. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management’s attention.

An active, liquid, and orderly market for our common stock may not develop or be sustained. You may be unable to sell your shares of common stock at or above the price at which you purchased them.

Our common stock is listed and traded on The Nasdaq Capital Market. Prior to listing on The Nasdaq Capital Market, there has been no public market for our common stock. Moreover, consistent with Regulation M and other federal securities laws applicable to our listing, we have not consulted with Registered Stockholders or other existing stockholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy our common stock in the open market. There can be no assurance that the Registered Stockholders and other existing stockholders will not sell all of their shares of our common stock, resulting in an oversupply of our common stock on The Nasdaq Capital Market. In the case of a lack of supply of our common stock, the trading price of our common stock may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our common stock if they are unable to purchase a block of our common stock in the open market in a sufficient size for their investment objectives due to a potential unwillingness of our existing stockholders to sell a sufficient amount of our common stock at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our common stock in a sufficient amount for their investment objectives, the market for our common stock may be more volatile without the influence of long-term institutional investors holding significant amounts of our common stock. In the case of a lack of demand for our common stock, the trading price of our common stock could decline significantly and rapidly after our listing. Therefore, an active, liquid, and orderly trading market for our common stock may not initially develop or be sustained, which could significantly depress the trading price of our common stock and/or result in significant volatility, which could affect your ability to sell your shares of common stock.

LiveOne owns majority percentage of our common stock and voting power and will be able to exert significant control over matters subject to stockholder approval. In addition, our Executive Chairman, Robert Ellin, and stockholders affiliated with him own a significant percentage of LiveOne common stock and will be able to exert significant control over matters subject to stockholder approval.

Following the completion of the Spin-Out, LiveOne owns a majority of the shares of our outstanding common stock and voting power and is able to exert significant control over matters subject to stockholder approval. In addition, Robert Ellin, our Executive Chairman, and his affiliates beneficially own approximately 22.3% of shares of LiveOne’s common stock issued and outstanding as of the Record Date. In addition, pursuant to or in connection with the Distribution, Robert Ellin, our Executive Chairman, and his affiliates received approximately 964,359 shares of our common stock, which was approximately 4.2% of our common stock issued and outstanding upon completion of the Spin-Out (after giving effect to the Bridge Notes Conversion). Therefore, LiveOne and Mr. Ellin and stockholders affiliated with him may have the ability to influence us through their ownership positions. LiveOne and Mr. Ellin and these stockholders may be able to determine or significantly influence all matters requiring stockholder approval. For example, LiveOne and Mr. Ellin and these stockholders, acting together, may be able to control or significantly influence elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may believe are in your best interest as one of our stockholders.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to an equity incentive plan and any acquisition agreement, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity and/or convertible securities, our stockholders may experience substantial dilution. We may sell or otherwise issue our common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell or issue our common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent issuances. These issuances may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders. We may pay for future acquisitions with additional issuances of shares of our common stock as well, which would result in further dilution for existing stockholders. If our board of directors elects to issue additional shares of our common stock, stock options, restricted stock units and/or other equity-based awards under an equity incentive plan, our stockholders may experience additional dilution, which could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market by certain of our stockholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock. Our directors, executive officers and the entities affiliated with our directors and executive officers are subject to lock-up agreements with the holders of the Bridge Notes that restrict such stockholders’ ability to transfer shares of our common stock for up to six months from the completion of the Direct Listing. Subject to certain limitations, all of our outstanding shares held by our directors, executive officers and entities affiliated with our directors prior to the Direct Listing, and the other shares subject to lock-up periods described above, will become eligible for sale upon expiration of the applicable lock-up period. In addition, shares issued or issuable upon exercise of warrants, if any, held by these stockholders and vested as of the expiration of the lock-up period will be eligible for sale at that time.

 Furthermore, our business profile and market capitalization may not fit the investment objectives of some LiveOne stockholders and, as a result, these LiveOne stockholders may sell their shares of our common stock after the Spin-Out. See risk factor below captioned “— Substantial sales of our common stock may occur in connection with the Spin-Out, which could cause our stock price to decline.” Low trading volume for our common stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock.

Substantial sales of our common stock may occur in connection with the Spin-Out, which could cause our stock price to decline.

LiveOne stockholders that received shares of our common stock in the Distribution (other than our officers and directors) generally may sell those shares in the public market. Although we have no actual knowledge of any plan or intention of any significant stockholder to sell our common stock following the Spin-Out, it is likely that some LiveOne stockholders, possibly including some of its larger stockholders, will sell their shares received in the Distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives, or, in the case of index funds, we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock or the perception in the market that this will occur may decrease the market price of our common stock.

In addition, we filed a registration statement to register all shares subject to awards outstanding or reserved for future issuance under our 2022 Equity Incentive Plan. Accordingly, these shares will be able to be freely sold in the public market upon issuance, subject to applicable vesting requirements and compliance by affiliates with Rule 144.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans, or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors, and consultants under our equity incentive plan. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, and limit the market price of our common stock.

Provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws will include provisions that:

●	authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;

●	specify that special meetings of our stockholders can be called only by our board of directors;

●	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors; and

●	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.

These provisions may discourage, delay or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”), which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. In addition, these provisions may frustrate, discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of our Company, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their common stock at a price above the prevailing market price. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our common stock in an acquisition.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. In addition, as permitted by Section 145 of the DGCL, our Amended and Restated Bylaws and indemnification agreements that we have entered or intend to enter into with our directors and officers will provide that:

●	we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

●	we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

●	we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

●	the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees, and agents and to obtain insurance to indemnify such persons; and

●	we may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees, and agents.

While we have procured directors’ and officers’ liability insurance policies, such insurance policies may not be available to us in the future at a reasonable rate, may not cover all potential claims for indemnification, and may not be adequate to indemnify us for all liability that may be imposed.

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, and that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act.

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that: (i) unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (A) any derivative action or proceeding brought on our behalf, (B) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of our current or former directors, officers, other employees, agents, or stockholders to us or our stockholders, including, without limitation, a claim alleging the aiding and abetting of such a breach of fiduciary duty, (C) any action asserting a claim against us or any of our current or former directors, officers, other employees, agents, or stockholders arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (D) any action asserting a claim related to or involving us that is governed by the internal affairs doctrine; (ii) unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the rules and regulations promulgated thereunder; (iii) the exclusive forum provisions are intended to benefit and may be enforced by us, our officers and directors, the financial advisors to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering; and (iv) any person or entity purchasing or otherwise acquiring or holding any interest in our shares of capital stock will be deemed to have notice of and consented to these provisions.

We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums, and protection against the burdens of multi-forum litigation. If a court were to find the choice of forum provision that will be contained in our restated certificate of incorporation or our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and results of operations.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

The Financial Industry Regulatory Authority (“FINRA”) has adopted rules requiring that, in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative or low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA has indicated its belief that there is a high probability that speculative or low-priced securities will not be suitable for at least some customers. If these FINRA requirements are applicable to us or our securities, they may make it more difficult for broker-dealers to recommend that at least some of their customers buy our common stock, which may limit the ability of our stockholders to buy and sell our common stock and could have an adverse effect on the market for and price of our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our shares of common stock will be influenced by the research and reports that securities or industry analysts publish about us. Securities and industry analysts currently provide publish limited research focused on our Company. If the current securities or industry analysts do not provide extensive coverage or commence coverage of our Company, the price and trading volume of our shares of common stock could be negatively impacted. If other securities or industry analysts initiate coverage and one or more of the analysts who cover us downgrade our shares of common stock or publish inaccurate or unfavorable research about our Company, the price of our shares of common stock would likely decline. Furthermore, if one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, demand for our shares of common stock could decrease, which might cause the price of our shares of common stock and trading volume to decline.

We are currently a “smaller reporting company,” and our election to comply with the reduced disclosure requirements as a public company may make it more challenging for investors to analyze our results of operations and financial prospects and may make our common stock less attractive to investors.

We are currently considered to be a “smaller reporting company” as defined by the SEC’s revised rules. For so long as we remain a smaller reporting company, we are permitted and intend to rely on exemptions from certain disclosure and other requirements that are applicable to other public companies that are not smaller reporting companies, such as providing only two years of audited financing statements, providing simplified executive compensation disclosures in our filings, being exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of our internal control over financial reporting, and having certain other decreased disclosure obligations in our filings with the SEC. Consequently, it may be more challenging for investors to analyze our results of operations and financial prospects. We will remain a smaller reporting company if we have either (i) a public float of less than $250 million held by non-affiliates as of the last business day of the second quarter of our then current fiscal year or (ii) annual revenues of less than $100 million during such recently completed fiscal year with less than $700 million in public float as of the last business day of the second quarter of such fiscal year.

If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. It is possible that some investors will find our common stock less attractive as a result, which may result in a less active trading market for our common stock and higher volatility in our stock price.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

Section 382 and 383 (“Section 382 and 383”) of the Internal Revenue Code of 1986, as amended (the “Code”), contains rules that limit the ability of a company that undergoes an ownership change to utilize its net operating losses (“NOLs”) and tax credits existing as of the date of such ownership change. Under the rules, such an ownership change is generally any change in ownership of more than 50% of a company’s stock within a rolling three-year period. The rules generally operate by focusing on changes in ownership among stockholders considered by the rules as owning, directly or indirectly, 5% or more of the stock of a company and any change in ownership arising from new issuances of stock by the company. As a result of these Section 382 and 383 limitations, any ownership changes as defined by Section 382 and 383 may limit the amount of NOL carryforwards that could be utilized annually to offset future taxable income.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Additionally, any credit and security agreement that we may enter into in the future will likely contain covenants that will restrict our ability to pay dividends. Any return to stockholders will therefore be limited to the appreciation of their stock.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (Section 404), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of the listing of our common stock on The Nasdaq Capital Market; (2) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates.

We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

***

The risks above do not necessarily comprise of all those associated with an investment in our Company. This registration statement contains forward looking statements that involve unknown risks, uncertainties and other factors that may cause our actual results, financial condition, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Factors that might cause such a difference include, but are not limited to, those set out above.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth and our objectives for future operations, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

●	future business, social, goals and measures;

●	our anticipated growth prospects and trends in markets and industries relevant to our business;

●	business and investment plans;

●	Our ability to continue as a going concern;

●	expectations about our ability to maintain or enhance our leadership position in the markets in which we participate;

●	future consumer demand and behavior;

●	future products and technology, and the expected availability and benefits of such products and technology;

●	development of regulatory frameworks for current and future technology;

●	projected cost and pricing trends;

●	potential future benefits and competitive advantages associated with our technologies; the future use and availability of services and technologies supplied by third parties;

●	uncertain events or assumptions, including statements relating to market opportunity, potential podcast listener numbers and other characterizations of future events or circumstances;

●	availability, uses, sufficiency and cost of capital and capital resources, including expected returns to stockholders such as dividends, and the expected timing of future dividends;

●	other statements described in this prospectus under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition, and results of operations. Forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to, adverse changes in general economic or market conditions and other one-time events and other important factors set forth under “Risk Factors.” Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The estimates and forward-looking statements contained in this prospectus speak only as of the date of this prospectus. Except as required by applicable law, we undertake no obligation to publicly update or revise any estimates or forward-looking statements whether as a result of new information, future events or otherwise, or to reflect the occurrence of unanticipated events.

INDUSTRY, MARKET AND OTHER DATA

This prospectus contains estimates and forecasts concerning our industry, our current and anticipated future solutions, that are based on industry publications and reports or other publicly available information as well as our internal estimates and expectations. This information involves a number of assumptions and limitations, and is subject to significant uncertainty, and you are cautioned not to give undue weight to these estimates. Industry surveys and publications generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of the included information. We have not independently verified this third-party information. Similarly, our internal estimates and forecasts are based on a variety of assumptions, including assumptions regarding market acceptance of podcasts and the manner in which this new and rapidly evolving market will develop. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

The source of certain statistical data, estimates, and forecasts contained in this prospectus are the following independent industry publications or reports:

●	https://www.podcastawards.com

●	http://www.edisonresearch.com/wp-content/uploads/2022/02/Super-Listeners-from-Edison-Research-and-Ad-Results-Media-2-16-22.pdf

●	Podtrac

●	https://www.iab.com/insights/u-s-podcast-advertising-revenue-report-fy-2021-results-2022-2024-growth-projections

●	Edison Research – “Share of Ear” Q3-Q4 2017 vs Q32021

●	https://www.edisonresearch.com/the-spoken-word-audio-report-2022-from-npr-and-edison-research/

●	eMarketer, Feb 2021

●	https://www.insideradio.com/free/emarketer-forecast-podcast-ad-revenue-to-climb-29-this-year/article_b059daaa-d741-11ec-a248-2b06e48f20f9.html

●	https://www.buzzsprout.com/blog/podcast-statistics

●	https://www.insideradio.com/podcastnewsdaily/to-be-discovered-edison-s-tom-webster-says-podcasters-need-to-reach-into-new-places/article_c8b7e27a-f60c-11eb-8ed0-7fab7c703dd4.html

TRADEMARKS, SERVICE MARKS, COPYRIGHTS AND TRADENAMES

We own or otherwise have rights to the trademarks, service marks, and copyrights, including those mentioned in this prospectus, used in conjunction with the operation of our business. This prospectus includes our own trademarks, which are protected under applicable intellectual property laws, as well as trademarks, service marks, copyrights, and tradenames of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights, or tradenames to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, trademarks and tradenames referred to in this prospectus may appear without the ®, ™, or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and tradenames.

THE SPIN-OUT

Background

On July 15, 2022, LiveOne announced plans for the spin-out of our Company as a separate public company and LiveOne’s plan to dividend a portion of shares of our common stock to LiveOne’s stockholders as of a future record date. LiveOne distributed to its eligible stockholders 21.6% of its equity interest in us beneficially owned by LiveOne immediately prior to the Spin-Out. We refer to such dividend distribution in this prospectus as the Distribution. The Distribution was completed on September 1, 2023 in connection with the completion of the Spin-Out on September 8, 2023. Following the Spin-Out, LiveOne, LiveOne’s stockholders, the holders of the Bridge Notes (on as converted basis) and our management own the remaining outstanding shares of our common stock, and we now operate as a stand-alone majority owned operating subsidiary of LiveOne. No approval of LiveOne common stock holders was required in connection with the Spin-Out, and LiveOne common stock holders did not have any appraisal rights in connection with the Spin-Out.

Reasons for the Spin-Out

LiveOne’s board of directors considered the following potential benefits in deciding to pursue the Spin-Out:

●	The opportunities and challenges we expect to arise in the immediate future of LiveOne’s core business differ markedly from those of our business. For LiveOne, the reasons for the Spin-Out include: unlocking value for stockholders, providing our management team an opportunity to showcase their skills, establishing access for our Company to capital markets, securing and keeping in place our management team (while recruiting others), utilizing our equity to incentivize podcasters to bring them under the PodcastOne umbrella by making them stakeholders in our Company. We believe the Spin-Out and our Company going public enhanced the ability of LiveOne and our Company to focus on their respective strategies.

●	Our near-term goals for our business include the expansion of both the scale and the scope of our historic business model and also pursuing growth opportunities by enhancing and expanding our podcast offerings and related synergetic opportunities. Achieving these goals will likely require acquisitions or mergers funded, in part, with capital raises and strategic alliances with other companies. Our business is separate and distinct from LiveOne’s business (other than our Company continuing to be LiveOne’s majority owned subsidiary) and, accordingly, we believe that pursuing such growth opportunities will be greatly facilitated with a capital structure that is tailored for our needs, separate from those of LiveOne.

●	The Spin-Out established our Company as an independent publicly traded corporation, which we believe will meaningfully enhance our industry market perception, thereby providing greater growth opportunities for us than our consolidated operation as a private subsidiary of LiveOne.

Results of the Spin-Out

After the Spin-Out, we became an independent publicly-traded company. Immediately following the Spin-Out, we had approximately 438 holders of record of shares of our common stock and approximately 22.8 million shares of our common stock outstanding (after the conversion of all of the outstanding Bridge Notes and not including the exercise of the Bridge Warrants or the exercise of the Placement Agent Warrants), based on the number of LiveOne stockholders and shares of LiveOne common stock outstanding on the Record Date. The actual number of shares of our common stock LiveOne distributed in the Distribution was approximately 4.34 million. The Spin-Out did not affect the number of outstanding shares of LiveOne common stock or any rights of LiveOne stockholders.

Following our separation from LiveOne, we entered into or intend to enter into a Separation Agreement and several other agreements with LiveOne related to the Spin-Out. These agreements govern or will govern the relationship between us and LiveOne up to and after completion of the Spin-Out and allocate between us and LiveOne various assets, liabilities, rights and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions — Agreements with LiveOne.”

Listing and Trading of Our Common Stock

As of the date of this prospectus, as a result of the completion of the Spin-Out, we are a majority owned subsidiary of LiveOne, and our common stock is listed on The Nasdaq Capital Market under the symbol “PODC.” LiveOne common stock continues to trade on The Nasdaq Capital Market under the symbol “LVO.”

The shares of our common stock distributed to LiveOne stockholders are freely transferable, except for shares received by individuals who are LiveOne’s and/or our affiliates. Individuals who may be considered our affiliates after the Spin-Out include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of LiveOne’s and/or our directors and executive officers. Individuals who are LiveOne’s and/or our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act, or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Reasons for Furnishing this Prospectus

We are furnishing this prospectus solely to provide information to LiveOne’s stockholders who received shares of our common stock in the Distribution, as well as in connection with the registration of the resale of the shares of our common stock by our stockholders identified in this prospectus as the Registered Stockholders (or their permitted transferees). You should not construe this prospectus as an inducement or encouragement to buy, hold or sell any of our securities or any securities of LiveOne or PodcastOne. We believe that the information contained in this prospectus is accurate as of the date set forth on the cover. Changes to the information contained in this prospectus may occur after that date, and neither we nor LiveOne undertakes any obligation to update the information except in the normal course of our and LiveOne’s public disclosure obligations and practices and except as required by applicable law.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

Consequences to U.S. Holders of LiveOne Common Stock

The following is a summary of the material U.S. federal income tax consequences to holders of LiveOne common stock in connection with the Distribution. This summary is based on the Code, the Treasury Regulations promulgated under the Code and judicial and administrative interpretations of those laws, in each case as in effect and available as of the date of this prospectus and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of LiveOne common stock that are U.S. Holders, as defined immediately below, that hold their LiveOne common stock as a capital asset. A “U.S. Holder” is a beneficial owner of LiveOne common stock that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or a resident of the United States;

●	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or, in the case of a trust that was treated as a domestic trust under law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as:

●	dealers or traders in securities or currencies;

●	tax-exempt entities;

●	banks, financial institutions or insurance companies;

●	real estate investment trusts, regulated investment companies or grantor trusts;

●	persons who acquired LiveOne common stock pursuant to the exercise of employee stock options or otherwise as compensation;

●	stockholders who own, or are deemed to own, 10% or more, by voting power or value, of LiveOne equity;

●	stockholders owning LiveOne common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

●	certain former citizens or long-term residents of the United States;

●	stockholders who are subject to the alternative minimum tax; or

●	persons who own LiveOne common stock through partnerships or other pass-through entities.

This summary does not address any U.S. state or local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds LiveOne common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION.

General

Subject to the qualifications and limitations set forth herein, we believe that for U.S. federal income tax purposes:

●	each U.S. Holder who receives our common stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in a gain to be recognized, as applicable, by, or be includible in the income of, such U.S. Holder as a result of the Distribution;

●	the aggregate tax basis of the LiveOne common stock and our common stock held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the LiveOne common stock held by the U.S. Holder immediately before the Distribution, allocated between the LiveOne common stock and our common stock in proportion to their relative fair market values on the date of the Distribution; and

●	the holding period of our common stock received by each U.S. Holder will include the holding period of their LiveOne common stock, provided that such LiveOne common stock is held as a capital asset on the date of the Distribution.

U.S. Holders that have acquired different blocks of LiveOne common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, shares of our common stock distributed with respect to such blocks of LiveOne common stock.

The opinions above do not address any U.S. state or local or foreign tax consequences of the Distribution. The opinions assume that the Distribution will be completed according to the terms of the Separation Agreement and rely on the facts as stated in the Separation Agreement, the other ancillary agreements, this prospectus and a number of other documents. In addition, the opinions above are based on certain representations as to factual matters from, and certain covenants by, LiveOne and us. The opinions cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect.

The conclusions set forth above are not binding on the Internal Revenue Service (the “IRS”) or the courts, and we cannot assure you that the IRS or a court will not take a contrary position.

Information Statement

Treasury Regulations require each LiveOne stockholder that, immediately before the Distribution, owned 5% or more (by vote or value) of the total outstanding stock of LiveOne to attach to such stockholder’s U.S. federal income tax return for the year in which the Distribution occurs a statement setting forth certain information related to the Distribution.

Consequences to LiveOne

The following is a summary of the material U.S. federal income tax consequences to LiveOne in connection with the Distribution that may be relevant to holders of LiveOne common stock.

Subject to the qualifications and limitations set forth herein, we believe that the Distribution will not qualify for non-recognition of gain and loss under Section 355 of the Code for U.S. federal income tax purposes, and LiveOne will need to recognize gain in an amount up to the fair market value of our common stock held by it immediately before the Distribution.

The statements set forth above are subject to the same qualifications and limitations as are set forth above in relation to the consequences of the Distribution to U.S. Holders.

Consequences to Non-U.S. Holders of LiveOne Common Stock

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) generally applicable to the ownership and disposition of our common stock by a Non-U.S. Holder (as defined below) that acquires our common stock and holds our common stock as a capital asset (generally, property held for investment), but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our common stock.

This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax or subject to special rules, including, without limitation:

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	persons holding our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

●	banks, insurance companies, and other financial institutions;

●	brokers, dealers, or traders in securities;

●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

●	tax-exempt organizations or governmental organizations;

●	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code;

●	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

●	tax-qualified retirement plans; and

●	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Internal Revenue Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust that (i) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not currently anticipate paying dividends on our common stock. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described under the subsection titled “—Sale or Other Taxable Disposition” below.

Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

●	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

●	Our common stock constitutes a U.S. real property interest (USRPI) by reason of our status as a U.S. real property holding corporation (USRPHC) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (FATCA)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock beginning on January 1, 2020, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

USE OF PROCEEDS

Registered Stockholders may, or may not, elect to sell or distribution, as applicable, shares of our common stock covered by this prospectus. To the extent any Registered Stockholder chooses to sell or distribution, as applicable, shares of our common stock covered by this prospectus, we will not receive any proceeds from any such sales of our common stock. See “Principal and Registered Stockholders.”

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We do not currently anticipate paying dividends on our common stock. Any declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders, and other considerations that our board of directors deems relevant. In addition, future agreements governing our indebtedness may limit our ability to pay dividends. See “Risk Factors — Risks Related to Ownership of Our Common Stock — We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization as of December 31, 2023 on an actual basis.

You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Summary Unaudited Condensed Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

As of December 31, 2023
Actual
(Unaudited)
(in thousands, except share and per share data)
Cash and cash equivalents	$1,405

Stockholders’ equity:
Preferred stock, par value $0.00001 per share; no shares authorized, actual; 10,000,000 shares authorized, pro forma; no shares issued and outstanding, actual; and no shares issued and outstanding, pro forma	—
Common stock, par value $0.00001 per share; 100,000,000 shares authorized, actual; 23,122,149 shares issued and outstanding, actual	—
Additional paid-in capital	45,031
Accumulated deficit	(28,562)
Total stockholders’ equity	16,469
Total capitalization	$17,874

The number of shares of our common stock common stock issued and outstanding as of December 31, 2023 excludes the following:

●	2,000,000 shares of our common stock reserved for issuance under our 2022 Plan, as well as any future increases in the number of shares of our common stock reserved for issuance under the 2022 Plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Summary Unaudited Condensed Consolidated Financial and Operating Data” section of this prospectus and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the “Risk Factors” section of this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Our fiscal year end is March 31, and references throughout this prospectus to a given fiscal year are to the 12 months ended on that date.

Overview

We are a leading podcast platform and publisher that makes its content available to audiences via all podcasting distribution platforms, including its website (www.podcastone.com), its PodcastOne app, Apple Podcasts, Spotify, Amazon Music and more. We are headquartered in Beverly Hills, California. We are a majority owned subsidiary of LiveOne. We have recently been ranked #10 on the list of Top Podcast Publishers by the podcast metric company, Podtrac.

We were incorporated in the State of Delaware on February 5, 2014 (formerly known as Courtside Group, Inc.) and as a result of the completion of the Spin-Out are now a majority owned subsidiary of LiveOne, a Nasdaq listed company. On July 1, 2020, LiveOne through its wholly owned subsidiary, LiveXLive PodcastOne, Inc., acquired our Company. We have two wholly owned subsidiaries, Courtside, LLC, a Delaware limited liability company, and PodcastOne Sales, LLC, a California limited liability company. After the completion of the Spin-Out, we became a standalone publicly traded company trading on The NASDAQ Capital Market under the symbol “PODC”.

We also produce vodcasts (video podcasts), branded podcasts, merchandise, and live events on behalf of our talent and clients. With a proven 360-degree advertiser solution for multiplatform integration opportunities and hyper-targeting, we deliver millions of monthly impressions, 4.8+ million monthly unique listeners, and 20+ million IAB monthly downloads. With content covering all verticals (i.e. sports, entertainment, true-crime, business, audio dramas, self-growth, etc.), we provide a platform for brands to reach their most sought after targeted audiences.

Our operating model is focused on offering white glove service to our shows, talent, and advertising clients. With an in-house sales, production, marketing, and tech team, we believe PodcastOne delivers more to clients and talent than any other publisher in the marketplace. This allows us to scale our operations while attracting talent who bring in brand advertisers and revenue. We earn revenue through the sale of embedded host read ads, dynamic ads (host read and otherwise), segment sponsorships, and programmatic monetization channels. We also provide the opportunity for clients to have 100% share of voice with branded podcast episodes or series as well as live tours, merch, and IP ownership for original programming. We intend to mitigate some of our risks by acquiring multiple assets over time and across a broad spectrum of podcast related media and companies. We intend to develop these assets to provide returns via organic growth, revenue production, out-licensing, sale or spin out.

In addition to our core business, we also built, own and operate a solution for the growing number of independent podcasters, Launchpad One. Launchpad One is a self-publishing podcast platform, created to provide a low or no cost tool for independent podcasters without access to parent podcasting networks or state of the art equipment to create shows. Launchpad One serves as a talent pool for us to find new podcasts and talent.

We have experienced significant growth in recent years driven by increased advertising activity. Our revenue was $31.6 million and $25.8 million for the nine months ended December 31, 2023 and 2022, respectively, representing year-over-year growth of 22%. For the years ended March 31, 2023 and 2022, our revenue was $34.6 million and $32.3 million and our net loss was $7.0 million and $3.6 million, respectively.

Recent Developments for the Quarter Ended December 31, 2023

As of the date of this Quarterly Report, we have continued to expand our slate of original programming, having acquired exclusive rights to certain podcasts, including ownership and intellectual property and derivative rights to several true crime podcasts for potential television and/or film projects and distribution.

As of the date of this Quarterly Report, we are actively pursuing potential other podcast, show and other asset acquisitions consistent with our strategy.

Our Business Model

We are an Ad-Supported Service that provides free content to listeners via their mobile and desktop devices. We generate revenue from the sale of audio, video and social advertising delivered through advertising impressions. We generally enter into arrangements with advertising agencies that purchase advertising on our platform on behalf of the agencies’ clients. These advertising arrangements typically specify the type of advertising product, pricing, insertion dates, and number of impressions in a stated period. Revenue for our Ad-Supported segment is affected primarily by the number of a show’s listeners and our ability to provide innovative advertising products that are relevant to our Ad-Supported Users and enhance returns for our advertising partners. Our advertising strategy centers on the belief that advertising products that are based on content and are relevant to the Ad-Supported User can enhance Ad-Supported Users’ experiences and provide even greater returns for advertisers through the strength of our host-read embedded promos. According to a Super Listener Survey in 2021, an estimated 49% of listeners believe the hosts actually use the products and services they recommend and 60% of podcast listeners say they have bought something from hearing a podcast ad. Offering advertisers additional ways to purchase advertising on a programmatic basis is another key way that we expand our portfolio of advertising products and enhance advertising revenue. Furthermore, we continue to focus on analytics and measurement tools to evaluate, demonstrate, and improve the effectiveness of advertising campaigns on our platform.

When we are onboard new talent both parties have the common interest of creating content that advertisers want to purchase. We craft our deals with a percentage split of the advertising revenue (host-read embedded ads, DAI and programmatic) which strengthens our partnerships because when advertisers spend, we all win.

Key Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations.

Impressions

The digital advertising industry is introducing new ways to measure and price advertising inventory. For example, a significant portion of advertisers are in the process of moving from purchasing advertisement impressions based on the number of advertisements served by the applicable ad server to a new “viewable” impression standard (based on number of pixels in view and duration) for select products. In the absence of a uniform industry standard, agencies and advertisers have adopted several different measurement methodologies and standards. In addition, measurement services may require technological integrations, which are still being evaluated by the advertising industry without an agreed-upon industry standard metric. As these trends in the industry continue to evolve, our advertising revenue may be adversely affected by the availability, accuracy, and utility of the available analytics and measurement technologies as well as our ability to successfully implement and operationalize such technologies and standards.

Further, the digital advertising industry is shifting to data-driven technologies and advertising products, such as automated buying. These data-driven advertising products and automated buying technologies allow publishers and advertisers to use data to target advertising toward specific groups of users who are more likely to be interested in the advertising message delivered to them. These advertising products and programmatic technologies are currently more developed in terms of advertising technology and industry adoption on the web than they are on mobile or on other software applications, and may not integrate with our desktop software version of the ad-supported services. Because the majority of our ad-supported user hours occur on mobile devices, if we are unable to deploy effective solutions to monetize the mobile device usage by our ad-supported user base, our ability to attract advertising spend, and ultimately our advertising revenue, may be adversely affected by this shift. In addition, we rely on third-party advertising technology platforms to participate in automated buying, and if these platforms cease to operate or experience instability in their business models, it also may adversely affect our ability to capture advertising spend.

We generate revenue by charging a CPM based on the volume of purchased digital ads that we measure on behalf of these customers. If the volume of impressions we measure does not continue to grow or decreases for any reason, our business will suffer. For example, if digital ad spending remains constant and our advertiser customers transition to higher CPM ad inventory, overall impression volumes may decrease, which may result in fewer impressions for us to verify and a corresponding decline in our revenues.

Podcast Services

Our podcasts are available to users online alongside LiveOne’s digital Internet radio. Our users are able to listen to a variety of podcasts, from music, radio personalities, news, entertainment, comedy and sports. The podcasts are available on our platform, the LiveOne platforms and also on other leading podcast listening platforms such as Apple Music, Spotify, and Amazon. We monetize podcasts through paid advertising. We own one of the largest networks of podcast content in North America, which has over 180 active exclusive podcast shows that produces over 275 episodes per week and has generated over 3.6 billion downloads to date. In April 2021, we announced an agreement with Samsung for all PodcastOne distributed content to be available via the Listen tab on Samsung TV.

In addition to our core business, we also built, own and operate a solution for the growing number of independent podcasters: LaunchPadOne. LaunchPadOne is a self-publishing podcast platform, created to provide a low or no cost tool for independent podcasters without access to parent podcasting networks or state of the art equipment to create shows. LaunchPadOne serves as a talent pool for us to find new podcasts and talent.

Key Business Metric

We review various operating and financial metrics, including the number of podcasts downloaded to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. However, while we believe that other than the number of podcasts downloaded on our platform, such metrics do not materially help to evaluate our business, measure our performance or provide a better understanding of our results, our management uses its experience and understanding of the podcasting and advertising industry to evaluate such metrics, as well as CPM and various underlying podcast agreement terms (such as minimum guarantee payments, term, marketing spend) and others, such as advertiser engagement with a show, on a show by show basis and in totality across all shows on our network to predict our future business and financial performance. Accordingly, we are not aware of any uniform standards for calculating these key metrics, which may hinder comparability with other companies who may calculate similarly-titled metrics in a different way, and provide the number of podcasts downloaded on our platform as the metric that we believe provides the best understanding of our results, as more fully discussed below.

	Year Ended			Nine Months Ended
	March 31,			December 31,
	2023	2022	YoY Growth	2023	2022	YoY Growth
Number of podcast downloads	617,445,568	590,412,840	5%	652,454,652	552,481,253	18%

Number of Podcast Downloads

We are an Ad-Supported Service that provides free content to listeners via their mobile and desktop devices. We generate revenue from the sale of audio, video and social advertising delivered through advertising impressions. We generally enter into arrangements with advertising agencies that purchase advertising on our platform on behalf of the agencies’ clients. These advertising arrangements typically specify the type of advertising product, pricing, insertion dates, and number of impressions in a stated period. Revenue for our Ad-Supported segment is affected primarily by the number of a show’s listeners and our ability to provide innovative advertising products that are relevant to our Ad-Supported Users and enhance returns for our advertising partners. Therefore we believe our ability to grow and measure our effectiveness of advertisers is dependent on tracking the number of podcast downloaded on our platform.

Components of Results of Operations

Revenue

We generate revenue primarily consist of revenues generated from the sale of audio, video, and display advertising space to third-party advertising exchanges. Revenues are recognized based on delivery of impressions over the contract period to the third-party exchanges, either when an ad is placed for listening or viewing by a visitor or when the visitor “clicks through” on the advertisement. The advertising exchange companies report the variable advertising revenue performed on a monthly basis which represents our efforts to satisfy the performance obligation. We earn advertising revenues primarily for fees earned from advertisement placement purchased by the customer during the time the podcast is delivered to the viewing audience, under the terms and conditions as set forth in the applicable podcasting agreement calculated using impressions.

Cost of Sales

Cost of sales consists of direct costs comprised of revenue sharing expenses owed to content creators and commissions.

Operating Expenses

Our operating expenses consist of cost of sales, product development, sales and marketing, and general and administrative expenses. Personnel-related expenses are the most significant component of operating expenses and consist of salaries, benefits, stock-based compensation expense, and, in the case of sales and marketing expenses, sales commissions. Operating expenses also include an allocation of overhead costs for facilities and shared IT-related expenses. As we continue to invest in our business, we expect our operating expenses to continue to increase in dollar amount, and although we believe our operating expenses as a percentage of revenue will decrease over the longer term, we expect operating expenses as a percentage of revenue will increase in the short term as we invest in product innovation and sales growth and incur additional professional services and compliance costs as we operate as a public company.

Sales and Marketing

Sales and Marketing include direct and indirect costs related to our event advertising and marketing. Additionally, sales and marketing include merchandising advertising and royalty costs. Advertising expenses to promote our services are expensed as incurred.

Product Development

Product development costs not capitalized are primarily expenses for research and development, product and content development activities, including internal software development and improvement costs which have not been capitalized by us.

Sales and Marketing

Sales and Marketing include the direct and indirect costs related to our product and event advertising and marketing. Additionally, sales and marketing include merchandising advertising and royalty costs. Advertising expenses to promote our services are expensed as incurred.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses for our finance, human resources, information technology, and legal organizations. These expenses also include non-personnel costs, such as outside legal, accounting, and other professional fees, software subscriptions, as well as certain tax, license, and insurance-related expenses, and allocated overhead costs.

We also expect to recognize certain expenses as part of our transition to a publicly-traded company, consisting of professional fees and other expenses. In the quarters leading up to the listing of our common stock, we expect to incur professional fees and expenses, and in the quarter of our listing we expect to incur fees paid to our financial advisor in addition to other professional fees and expenses related to such listing. Following the listing of our common stock, we expect to continue to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a U.S. securities exchange and costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC. In addition, as a public company, we expect to incur additional costs associated with accounting, compliance, insurance, and investor relations. As a result, we expect our general and administrative expenses to continue to increase in dollar amount for the foreseeable future but to generally decrease as a percentage of our revenue over the longer term, although the percentage may fluctuate from period to period depending on the timing and amount of our general and administrative expenses, including in the short term as we expect to incur increased compliance and professional service costs.

Results of Operations

Three Months Ended December 31, 2023, as compared to Three Months Ended December 31, 2022

The following tables set forth our results of operations for the periods presented. The period-to-period comparison of financial results is not necessarily indicative of future results (in thousands):

	Three Months Ended
	December 31,
	2023	2022

Revenue:	$10,442	$8,589

Operating expenses:
Cost of sales	9,387	7,045
Sales and marketing	732	1,115
Product development	15	26
General and administrative	2,601	1,111
Amortization of intangible assets	307	25
Total operating expenses	13,042	9,322
Income (loss) from operations	(2,600)	(733)

Other income (expense):
Interest expense, net	-	(1,661)
Change in fair value of derivatives	-	178
Other income (expense)	-	138
Total other income (expense), net	-	(1,345)

Loss before provision for income taxes	(2,600)	(2,078)
Provision for income taxes	-	-
Net loss	$(2,600)	$(2,078)

Net loss per share – basic and diluted	$(0.11)	$(0.01)
Weighted average common shares – basic and diluted	23,072,179	147,984,230

The following table sets forth the depreciation expense included in the above line items (in thousands):

	Three Months Ended
	December 31,
	2023	2022	% Change
Depreciation expense
Cost of sales	$40	$11	264%
Sales and marketing	15	8	88%
Product development	-	-	0%
General and administrative	5	8	(38)%
Total depreciation expense	$60	$27	122%

The following table sets forth the stock-based compensation expense included in the above line items (in thousands):

	Three Months Ended
	December 31,
	2023	2022	% Change
Stock-based compensation expense
Cost of sales	$302	$78	287%
Sales and marketing	98	75	31%
Product development	-	-	0%
General and administrative	1,386	147	843%
Total stock-based compensation expense	$1,786	$300	495%

The following table sets forth our results of operations, as a percentage of revenue, for the periods presented:

	Three Months Ended
	December 31,
	2023	2022
Revenue	100%	100%
Operating expenses
Cost of sales	90%	82%
Sales and marketing	7%	13%
Product development	0%	0%
General and administrative	25%	13%
Amortization of intangible assets	3%	0%
Total operating expenses	125%	109%
Income (loss) from operations	(25)%	(9)%
Other income (expense), net	0%	(16)%
Loss before income taxes	(25)%	(24)%
Income tax provision	0%	0%
Net loss	(25)%	(24)%

Revenue

Revenue increased $1.9 million, or 22%, to $10.4 million for the three months ended December 31, 2023, as compared to $8.6 million for the months ended December 31, 2022. The increase in revenue was primarily due to growth in barter revenue and advertising inventory.

Cost of Sales

Cost of sales increased $2.3 million, or 33%, to $9.4 million for the three months ended December 31, 2023, as compared to $7.0 million for the months ended December 31, 2022. The increase was in line with our revenue growth as revenue share splits with our content creators remained consistent.

Other Operating Expenses

Other operating expenses were as follows (in thousands):

	Three Months Ended
	December 31,
	2023	2022	% Change
Sales and marketing expenses	$732	$1,115	(34)%
Product development	15	26	(42)%
General and administrative	2,601	1,111	134%
Amortization of intangible assets	307	25	1128%
Total Other Operating Expenses	$3,655	$2,277	61%

Sales and Marketing Expenses

Sales and Marketing expenses decreased by $0.4 million, or 34%, to $0.7 million for the three months ended December 31, 2023, as compared to $1.1 million for the three months ended December 31, 2022. The decrease was primarily due to a decrease in advertising spending as we were reducing spending on ads.

Product Development

Product development expenses decreased by $11,000, or 42%, to $15,000 for the three months ended December 31, 2023, as compared to $26,000 for the three months ended December 31, 2022, as no significant projects took place during both periods.

General and Administrative

General and administrative expenses increased by $1.5 million, or 134%, to $2.6 million for the three months ended December 31, 2023, as compared to $1.1 million for the three months ended December 31, 2022, as we incurred additional cost for stock-based compensation, cost to complete its Spin-Out and related to the Finder’s Fee Agreement.

Amortization of Intangible Assets

Amortization of intangible assets increased by $0.3 million, or 1128%, to $0.3 million for the three months ended December 31, 2023 and 2022, as compared to $25,000 during the three months ended December 31, 2023. The increase can be attributed to the increase in content related intangibles associated with the acquisition of certain podcasts.

Total Other Income (Expense)

Total other income (expense) was as follows (in thousands):

	Three Months Ended
	December 31,
	2023	2022	% Change
Total other income (expense), net	$-	$(1,345)	-100%

Total other expense decreased by $1.3 million, or 100%, to none for the three months ended December 31, 2023, as compared to $1.3 million for the three months ended December 31, 2022. The decrease is due to a decrease of $1.0 million of loss attributed to our warrant liability and derivative liability associated with the Bridge Loan (as defined below) and a decrease of $0.3 million in interest expense attributed to our Bridge Loan which began in July 2022.

Nine Months Ended December 31, 2023, as compared to Nine Months Ended December 31, 2022

The following tables set forth our results of operations for the periods presented. The period-to-period comparison of financial results is not necessarily indicative of future results (in thousands):

	Nine Months Ended
	December 31,
	2023	2022

Revenue:	$31,595	$25,802

Operating expenses:
Cost of sales	26,666	19,954
Sales and marketing	3,433	3,931
Product development	70	134
General and administrative	4,736	2,723
Amortization of intangible assets	523	76
Total operating expenses	35,428	26,818
Income (loss) from operations	(3,833)	(1,016)

Other income (expense):
Interest expense, net	(2,247)	(3,043)
Change in fair value of derivatives	(7,603)	1,043
Other income (expense)	-	-
Total other income (expense), net	(9,850)	(2,000)

Loss before provision for income taxes	(13,683)	(3,016)
Provision for income taxes	-	-
Net loss	$(13,683)	$(3,016)

Net loss per share – basic and diluted	$(0.64)	$(0.02)
Weighted average common shares – basic and diluted	21,252,375	147,984,230

The following table sets forth the depreciation expense included in the above line items (in thousands):

	Nine Months Ended
	December 31,
	2023	2022	% Change
Depreciation expense
Cost of sales	$110	$65	69%
Sales and marketing	58	51	14%
Product development	-	-	0%
General and administrative	15	16	(6)%
Total depreciation expense	$183	$132	39%

The following table sets forth the stock-based compensation expense included in the above line items (in thousands):

	Nine Months Ended
	December 31,
	2023	2022	% Change
Stock-based compensation expense
Cost of sales	$668	$174	284%
Sales and marketing	261	195	34%
Product development	-	-	0%
General and administrative	1,795	382	370%
Total stock-based compensation expense	$2,724	$751	263%

The following table sets forth our results of operations, as a percentage of revenue, for the periods presented:

	Nine Months Ended
	December 31,
	2023	2022
Revenue	100%	100%
Operating expenses
Cost of sales	84%	77%
Sales and marketing	11%	15%
Product development	0%	1%
General and administrative	15%	11%
Amortization of intangible assets	2%	0%
Total operating expenses	112%	104%
Income (loss) from operations	(12)%	(4)%
Other income (expense), net	(31)%	(8)%
Loss before income taxes	(43)%	(12)%
Income tax provision	0%	0%
Net loss	(43)%	(12)%

Revenue

Revenue increased $5.8 million, or 22%, to $31.6 million for the nine months ended December 31, 2023, as compared to $25.8 million for the months ended December 31, 2022. The increase in revenue was primarily due to growth in barter revenue and advertising inventory.

Cost of Sales

Cost of sales increased $6.7 million, or 34%, to $26.7 million for the nine months ended December 31, 2023, as compared to $20.0 million for the months ended December 31, 2022. The increase was in line with our revenue growth as revenue share splits with our content creators remained consistent.

Other Operating Expenses

Other operating expenses were as follows (in thousands):

	Nine Months Ended
	December 31,
	2023	2022	% Change
Sales and marketing expenses	$3,433	$3,931	(13)%
Product development	70	134	(48)%
General and administrative	4,736	2,723	74%
Amortization of intangible assets	523	76	588%
Total Other Operating Expenses	$8,762	$6,864	28%

Sales and Marketing Expenses

Sales and Marketing expenses decreased by $0.5 million, or 13%, to $3.4 million for the nine months ended December 31, 2023, as compared to $3.9 million for the nine months ended December 31, 2022. The decrease was primarily due to less advertising spending as it pertained to generating leads.

Product Development

Product development expenses decreased by $64,000, or 48%, to $70,000 for the nine months ended December 31, 2023, as compared to $134,000 for the nine months ended December 31, 2022, as no significant projects took place during both periods.

General and Administrative

General and administrative expenses increased by $2.0 million, or 74%, to $4.7 million for the nine months ended December 31, 2023, as compared to $2.7 million for the nine months ended December 31, 2022, as a result of an increase to stock-based compensation, additional cost incurred attributed to the spin-out and related to the Finder’s Fee Agreement.

Amortization of Intangible Assets

Amortization of intangible assets increased by $0.4 million or 588%, to $0.5 million for the nine months ended December 31, 2023 and 2022 as compared to $76,000 for the nine months ended December 31, 2022. The increase can be attributed to the increase in content related intangibles associated with the acquisition of certain podcasts.

Total Other Income (Expense)

Total other income (expense) was as follows (in thousands):

	Nine Months Ended
	December 31,
	2023	2022	% Change
Total other income (expense), net	$(9,850)	$(2,000)	393%

Total other expense increased by $7.9 million, or 393%, to $9.9 million for the nine months ended December 31, 2023, as compared to $2.0 million for the nine months ended December 31, 2022. The increase is due to an increase of $7.9 million of derivative loss attributed to our warrant liability and derivative liability associated with the Bridge Loan. In addition, there was an increase of $0.3 million in interest expense attributed to our Bridge Loan, which began in July 2022 and was extinguished in September 2023.

Non-GAAP Financial Measures

The following table presents certain non-GAAP financial measures, along with the most directly comparable U.S. GAAP measure, for each period presented below. In addition to our results determined in accordance with U.S. GAAP, we believe these non-GAAP financial measures are useful in evaluating our operating performance. See below for a description of the non-GAAP financial measures and their limitations as an analytical tool. A reconciliation is also provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with U.S. GAAP.

Contribution Margin

Contribution Margin is a non-GAAP financial measure defined as Revenue less Cost of Sales.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) before (a) non-cash GAAP purchase accounting adjustments for certain deferred revenue and costs, (b) legal, accounting and other professional fees directly attributable to acquisition activity, (c) employee severance payments and third party professional fees directly attributable to acquisition or corporate realignment activities, (d) certain non-recurring expenses associated with legal settlements or reserves for legal settlements in the period that pertain to historical matters that existed at acquired companies prior to their purchase date, (e) depreciation and amortization (including goodwill and intangible asset impairment, if any), and (f) certain stock-based compensation expense. We use Adjusted EBITDA to evaluate the performance of our operating segment. We believe that information about Adjusted EBITDA assists investors by allowing them to evaluate changes in the operating results of our business separate from non-operational factors that affect net income (loss), thus providing insights into both operations and the other factors that affect reported results. Adjusted EBITDA is not calculated or presented in accordance with GAAP. A limitation of the use of Adjusted EBITDA as a performance measure is that it does not reflect the periodic costs of certain amortizing assets used in generating revenue in our business. Accordingly, Adjusted EBITDA should be considered in addition to, and not as a substitute for, operating income (loss), net income (loss), and other measures of financial performance reported in accordance with GAAP. Furthermore, this measure may vary among other companies; thus, Adjusted EBITDA as presented herein may not be comparable to similarly titled measures of other companies.

Adjusted EBITDA Margin

Adjusted EBITDA Margin is a non-GAAP financial measure that we define as the ratio of Adjusted EBITDA to Revenue.

The following table sets forth the reconciliation of Adjusted EBITDA to net loss, the most comparable GAAP financial measure for the three and nine months ended December 31, 2023 (in thousands):

				Non-
				Recurring
		Depreciation		Acquisition and	Other	(Benefit)
	Net Income	and	Stock-Based	Realignment	(Income)	Provision	Adjusted
	(Loss)	Amortization	Compensation	Costs	Expense	for Taxes	EBITDA
Three Months Ended December 31, 2023
Total	$(2,600)	$372	$1,786	$86	$-	$-	$(356)

Three Months Ended December 31, 2022
Total	$(2,078)	$159	$165	$504	$1,345	$-	$95

				Non-
				Recurring
		Depreciation		Acquisition and	Other	(Benefit)
	Net Income	and	Stock-Based	Realignment	(Income)	Provision	Adjusted
	(Loss)	Amortization	Compensation	Costs	Expense	for Taxes	EBITDA
Nine Months Ended December 31, 2023
Total	$(13,683)	$710	$2,724	$804	$9,850	$-	$405

Nine Months Ended December 31, 2022
Total	$(3,016)	$241	$751	$-	$2,000	$-	$(24)

The following table sets forth the reconciliation of Contribution Margin to Revenue, the most comparable GAAP financial measure (in thousands):

	Three Months Ended
	December 31,
	2023	2022

Revenue:	$10,442	$8,589
Less:
Cost of sales	(9,387)	(7,045)
Amortization of developed technology	(58)	(57)
Gross Profit	997	1,487

Add back amortization of developed technology:	58	57
Contribution Margin	$1,055	$1,544

	Nine Months Ended
	December 31,
	2023	2022

Revenue:	$31,595	$25,802
Less:
Cost of sales	(26,666)	(19,954)
Amortization of developed technology	(170)	(154)
Gross Profit	4,759	5,694

Add back amortization of developed technology:	170	154
Contribution Margin	$4,929	$5,848

Limitations and Reconciliations of Non-GAAP Financial Measures

Non-GAAP financial measures are presented for supplemental informational purposes only. Non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under U.S. GAAP. There are a number of limitations related to the use of non-GAAP financial measures versus comparable financial measures determined under U.S. GAAP. For example, other companies in our industry may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance. In addition, free cash flow does not reflect our future contractual commitments and the total increase or decrease of our cash balance for a given period. All of these limitations could reduce the usefulness of these non-GAAP financial measures as analytical tools. Investors are encouraged to review the related U.S. GAAP financial measures and the reconciliations of these non-GAAP financial measures to their most directly comparable U.S. GAAP financial measures and to not rely on any single financial measure to evaluate our business.

Liquidity and Capital Resources

Current Financial Condition

As of December 31, 2023, our principal sources of liquidity were our cash and cash equivalents in the amount of $1.4 million, which primarily are invested in cash in banking institutions in the U.S. The vast majority of our cash proceeds were received as a result of our operations, completed private placement offering (the “Bridge Loan”) of our unsecured convertible notes with an original issue discount of 10% (the “OID”) in the aggregate principal amount of $8.8 million (the “Bridge Notes”) and intercompany loans from our parent, LiveOne. As of December 31, 2023, we had a related party payable balance of $3.1 million. Our parent is required to maintain a minimum cash balance as a result of debt covenants on its debt.

On July 15, 2022, we completed a private placement offering of the Bridge Notes for gross proceeds of $8.0 million. In connection with the sale of the Bridge Notes, the holders of the Bridge Note received the Bridge Warrants, and we issued the Placement Agent Warrants to the placement agent. The Bridge Notes were scheduled to mature on July 15, 2023, subject to a one-time three-month extension at our election. We elected the extension and extended the maturity date to October 15, 2023. The Bridge Notes bore interest at a rate of 10% per annum payable on maturity. The Bridge Notes automatically convert into the securities of our Company sold in a Qualified Financing (an initial public offering of our securities on a national securities exchange) or a Qualified Event (a direct listing of our securities on a national securities exchange (the “Direct Listing”)), as applicable, upon the closing of a Qualified Financing or Qualified Event, as applicable, at a price per share equal to the lesser of (i) the price equal to $60.0 million divided by the aggregate number of shares of our common stock outstanding immediately prior to the closing of a Qualified Financing or Qualified Event, as applicable (assuming full conversion or exercise of all convertible and exercisable securities of our Company then outstanding, subject to certain exceptions), and (ii) 70% of the offering price of the shares (or whole units, as applicable) in the Qualified Financing or 70% of the initial listing price of the shares on a national securities exchange in the Qualified Event, as applicable. Each holder of the Bridge Notes (other than LiveOne) may at such holder’s option require us to redeem up to 45% of the principal amount of such holder’s Bridge Notes (together with accrued interest thereon, but excluding the OID), in aggregate up to $3,000,000 for all of the Bridge Notes (other than those held by LiveOne), immediately prior to the completion of a Qualified Financing or a Qualified Event, as applicable, with such redemption to be made pro rata to the redeeming holders of the Bridge Notes (the “Optional Redemption”). Upon a holder’s redemption of any Bridge Notes pursuant to the Optional Redemption right, then a portion of such holder’s Bridge Warrants would be forfeited and cancelled in accordance with the following formula: for each $0.001 million of the principal amount of the Bridge Notes redeemed, the Bridge Warrants to purchase 100% of the Bridge Warrant shares issued per $0.001 million of the principal amount of the Bridge Notes shall be immediately forfeited and cancelled.

LiveOne also agreed (i) not to effect a Qualified Financing or a Qualified Event, as applicable, unless immediately following such event LiveOne owns no less than 66% of our equity, unless in either case otherwise permitted by the written consent of the holders of the majority of the Bridge Notes (excluding LiveOne) (the “Majority Noteholders”) and LiveOne’s senior lender, as applicable, (ii) that until a Qualified Financing or a Qualified Event, as applicable, is consummated, LiveOne guaranteed the repayment of the Bridge Notes when due (other than the Bridge Notes issued to LiveOne) and any interest or other fees due thereunder, and (iii) that if we have not consummated a Qualified Financing or a Qualified Event, as applicable, by February 15, 2023, March 15, 2023 or April 15, 2023, as applicable, unless in either case permitted by the written consent of the Majority Noteholders, would have been required to redeem $1,000,000 of the then outstanding Bridge Notes pro rata from the Bridge Notes holders (other than the Bridge Notes issued to LiveOne) by the tenth calendar day of each month immediately following such respective date, up to an aggregate redemption of $3,000,000 over the course of such three months, each of which would have been distributed to the holders of the Bridge Notes (other than LiveOne) on a prorated basis (the “Early Redemption”).

We would not be required to redeem or repay more than a total of $3,000,000 of the principal amount of the Bridge Notes as a result of the Optional Redemption and/or the Early Redemption. As of June 29, 2023, we had not yet consummated the Direct Listing and accordingly, we redeemed $3,000,000 of the outstanding Bridge Notes (other than the Bridge Notes issued to LiveOne).

In August 2023, LiveOne entered into a $1.7 million secured loan with Capchase which accrues interest at 8% and matures 30 months form issuance (the “Capchase Loan”). On September 8, 2023 and effective as of August 22, 2023, LiveOne entered into a new Business Loan Agreement with the senior credit facility provider to convert the senior credit facility into an assets backed loan credit facility, which shall continue to be collateralized by a first lien on all of the assets of LiveOne and its subsidiaries (the “ABL Credit Facility”). The Business Loan Agreement provides LiveOne with borrowing capacity of up to the Borrowing Base (as defined in the Business Loan Agreement). Pursuant to the Business Loan Agreement, the requirement that LiveOne and its related entities shall at all times maintain a certain minimum deposit with the senior credit facility provider was reduced from $7,000,000 to $5,000,000.

On September 8, 2023, we completed a Qualified Event (our Spin-Out from LiveOne to become a standard publicly trading company) as a result of our Direct Listing on The Nasdaq Capital Market on such date. In connection with such completed Qualified Event, all of the remaining Bridge Notes (including interest thereunder) in the aggregate amount of approximately $7.02 million converted into approximately 2,341,000 shares of our common stock.

As of December 31, 2023, LiveOne’s total outstanding consolidated indebtedness was $8.6 million, net of fees and discounts, which consisted of ABL Credit Facility and the Capchase Loan. The ABL Credit Facility documents contain a covenant that if a material adverse change occurs in its financial condition, or such lender reasonably believes the prospect of payment or performance of their loan is materially impaired, the lender at its option may immediately accelerate their debt and require LiveOne to repay all outstanding amounts owed thereunder. For example, if for any reason LiveOne fails to comply with the terms of its settlement agreement with SoundExchange, its senior credit facility provider may declare an event of default and at its option may immediately accelerate its debt and require LiveOne and/or us to repay all outstanding amounts owed under the senior credit facility, which would materially adversely impact our business, operating results and financial condition.

We are looking to secure additional interim financing in the immediate future after the completion of the Direct Listing, which is needed to continue our current level of operations in the future and satisfy our obligations. In the absence of additional sources of liquidity, management anticipates that existing cash resources will not be sufficient to meet current operating and liquidity needs beyond November 2024. There is no assurance that we will be able to obtain additional liquidity or be successful in raising additional funds or that such required funds, if available, will be available on attractive terms, or at all, or that they will not have a significant dilutive effect on our existing stockholders. In addition, management is unable to determine at this time whether any of these potential sources of liquidity will be adequate to support our future business operations. While we do not currently anticipate delays or hindrances to our current business operations and initiatives schedule due to liquidity constraints, without additional funding we may not be able to continue our current level of business operations in the future.

As reflected in our consolidated financial statements included elsewhere in this Quarterly Report, we have a history of losses and used cash of $3.0 million in financing activities for the nine months ended December 31, 2023 and had working capital deficit of $1.3 million as of December 31, 2023. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year from the date that the financial statements are issued. In addition, our independent registered public accounting firm in their audit report to our financial statements for the fiscal year ended March 31, 2023 expressed substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern. Our ability to continue as a going concern is dependent on our ability to execute our strategy and on our ability to raise additional funds through the sale of equity and/or debt securities via public and/or private offerings.

Our long-term ability to continue as a going concern is dependent upon our ability to increase revenue, reduce costs, achieve a satisfactory level of profitable operations, and obtain additional sources of suitable and adequate financing. Our ability to continue as a going concern is also dependent its ability to further develop and execute on our business plan. We may also have to reduce certain overhead costs through the reduction of salaries and other means and settle liabilities through negotiation. There can be no assurance that management’s attempts at any or all of these endeavors will be successful.

Sources and Uses of Cash

The following table provides information regarding our cash flows for the nine months ended December 31, 2023 and 2022 (in thousands):

	Nine Months Ended
	December 31,
	2023	2022
Net cash provided by (used in) operating activities	$1,786	$(4,348)
Net cash used in investing activities	(943)	(162)
Net cash (used in) provided by financing activities	(3,000)	7,376
Net change in cash, cash equivalents and restricted cash	$(2,157)	$2,866

Operating Activities

For the nine months ended December 31, 2023

Net cash provided by our operating activities of $1.8 million for the nine months ended December 31, 2023 primarily resulted from our net loss during the period of $13.7 million, which included non-cash charges of $12.9 million largely comprised of depreciation and amortization, stock-based compensation, change in fair value of derivatives, amortization of debt discount and non-cash interest. The remainder of our sources of cash provided by operating activities of $2.6 million for the nine months ended December 31, 2023 was from changes in our working capital, primarily from timing of accounts receivable, accounts payable and accrued liabilities and deferred revenue.

For the nine months ended December 31, 2022

Net cash used in operating activities of $4.3 million for the nine months ended December 31, 2022 primarily resulted from our net loss during the period of $3.0 million, which included non-cash charges of $2.6 million largely comprised of depreciation and amortization, stock-based compensation, change in fair value of derivatives and amortization of debt discount. The remainder of our sources of cash used in operating activities of $3.9 million for the nine months ended December 31, 2022 was from changes in our working capital, primarily from timing of accounts receivable, accounts payable, and related party receivables/payables.

Investing Activities

For the nine months ended December 31, 2023

Net cash used in investing activities of $0.94 million for the nine months ended December 31, 2023 was for the purchase of capitalized internally developed software costs of $0.3 million and $0.7 million attributed to cash paid for acquired intangibles in the acquisition of certain podcasts during such period.

For the nine months ended December 31, 2022

Net cash used in investing activities of $0.2 million for the nine months ended December 31, 2022 was for the purchase of capitalized internally developed software costs during such period.

Financing Activities

For the nine months ended December 31, 2023

Net cash used in financing activities of $3.0 million for the nine months ended December 31, 2023 was due to the pay down of our Bridge Loan during such period.

For the nine months ended December 31, 2022

Net cash provided by financing activities of $7.4 million for the nine months ended December 31, 2022 attributed to proceeds from the Bridge Loan.

Debt Covenants

As of December 31, 2023, LiveOne was in compliance with all covenants under the ABL Credit Facility and the Capchase Loan as of December 31, 2023.

Contractual Obligations and Commitments

As of March 31, 2023, the contractual commitment amounts in the table below are associated with agreements that are enforceable and legally binding. Purchase orders issued in the ordinary course of business are not included in the table below, as our purchase orders represent authorizations to purchase rather than binding agreements.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Purchase commitments	$2,100	$2,100	$—	$—	$—

Total contractual obligations	$2,100	$2,100	$—	$—	$—

Indemnification Agreements

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify customers, vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by us, or from intellectual property infringement claims made by third parties. Additionally, in connection with the listing of our common stock, we have entered into indemnification agreements with our directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers, or employees. No demands have been made upon us to provide indemnification under such agreements, and there are no claims that we are aware of that could have a material effect on our financial position, results of operations, or cash flows.

Off-Balance Sheet Arrangements

For all periods presented, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our cash and cash equivalents consists of cash on hand. As of December 31, 2023, we had cash and cash equivalents of $1.4 million. We do not have any marketable securities and we do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income on cash and cash equivalents. However, an immediate 10% increase or decrease in interest rates would not have a material effect on the fair value of our portfolio. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, results of operations, or financial condition.

Critical Accounting Policies and Estimates

Revenue Recognition

We generate revenue primarily from sales of advertising. Revenue is recognized when, or as, the related performance obligation is satisfied by transferring the control of the promised service to a customer. The amount of revenue recognized reflects the consideration that we expect to be entitled to receive in exchange for these services.

We account for revenue contracts with customers by applying the requirements of ASC 606, which includes the following steps:

●	Identification of the contract, or contracts, with the customer

●	Identification of the performance obligations in the contract

●	Determination of the transaction price

●	Allocation of the transaction price to the performance obligations in the contract

●	Recognition of the revenue when, or as, a performance obligation is satisfied

Advertising revenue primarily consist of revenues generated from the sale of audio, video, and display advertising space to third-party advertising exchanges. Revenues are recognized based on delivery of impressions over the contract period to the third-party exchanges, either when an ad is placed for listening or viewing by a visitor or when the visitor “clicks through” on the advertisement. The advertising exchange companies report the variable advertising revenue performed on a monthly basis which represents our efforts to satisfy the performance obligation. We earn advertising revenues primarily for fees earned from advertisement placement purchased by the customer during the time the podcast is delivered to the viewing audience, under the terms and conditions as set forth in the applicable podcasting agreement calculated using impressions.

From time to time we enter into barter transactions involving advertising provided in exchange for goods and services. Revenue from barter transactions is recognized based on delivery of impressions and in the same manner as described above. Services received are charged to expense when received or utilized. If services are received prior to the delivery of impressions, a liability is recorded. If delivery of impressions has occurred before the receipt of goods or services, a receivable is recorded.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for more information regarding recent accounting pronouncements.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

BUSINESS

Overview

PodcastOne is a leading podcast platform and publisher that makes its content available to audiences via all podcasting distribution platforms, including PodcastOne’s website (www.podcastone.com), Apple Podcasts, Spotify, Amazon Music and more. We are a majority owned subsidiary of LiveOne, a Delaware corporation and a Nasdaq-listed company. We have recently been recently ranked #10 on the list of Top Podcast Publishers by the podcast metric company, Podtrac.

We also produce vodcasts (video podcasts), branded podcasts, merchandise and live events on behalf of our talent and clients. With a proven 360-degree advertiser solution for multiplatform integration opportunities and hyper-targeting, we deliver millions of monthly impressions, 14+ million monthly unique listeners, and 60+ million Interactive Advertising Bureau monthly downloads. With content covering all verticals (i.e., sports, entertainment, true-crime, business, society & culture, self-help, etc.), we provide a platform for brands to reach their most sought after targeted audiences.

Our operating model is focused on offering white glove service to our shows, talent and advertising clients. With an in-house sales, production, marketing and tech team, we believe PodcastOne delivers best-in-class services to our clients and talent than any other publisher in the marketplace. This has us well positioned to scale our operations while attracting talent who in turn, will bring in additional brand advertisers and revenue. We earn revenue through the sale of embedded host-read ads, dynamic ads (host-read and otherwise), segment sponsorships and programmatic monetization channels. We also provide the opportunity for clients to have 100% share of voice with branded podcast episodes or series as well as live tours production, merchandise creation and fulfillment, and IP ownership for original programming.

In addition to our core business, we also built, own and operate a solution for the growing number of independent podcasters: LaunchPadOne. LaunchPadOne is our owned self-publishing podcast platform, created to provide a low or no cost tool for independent podcasters without access to parent podcasting networks or state of the art equipment to create and publish shows. LaunchPadOne serves as a talent pool for us to find new podcasts and talent.

For the fiscal years ended March 31, 2023 and 2022, we generated $34.6 million and $32.3 million in revenue, respectively, representing a CAGR of 7%. For the nine months ended December 31, 2023 and 2022, we generated $31.6 million and $25.8 million in revenue, respectively, representing a CAGR of 22%. For the fiscal years ended March 31, 2023 and 2022, we incurred net losses $7.0 million and $3.6 million, respectively. For the nine months ended December 31, 2023 and 2022, we incurred net losses of $13.7 million and $3.0 million, respectively.

We are more than a podcast company. We are in the relationship business. Brands and creators partner with us to reach consumers who will purchase, listen and subscribe to their favorite PodcastOne podcasts across the audio landscape. We offer content for every type of listener with verticals including reality TV, sports, true crime self-help, and business, etc. The visibility and reach of our network is evident with shows which consistently rank in the top 100 on the Apple Charts.

Recent Developments

On September 21, 2023, we changed our corporate name to “PodcastOne, Inc.”

On September 8, 2023, we completed the Spin-Out and as a result began trading on The Nasdaq Capital Market under the symbol of “PODC”.

We have been recently ranked #10 on the list of Top Podcast Publishers by the podcast metric company, Podtrac, as a leading podcast publisher.

We completed the $8.8 million Bridge Notes financing at a valuation of $68.1 million and announced LiveOne’s intention to spin-out our Company as a separate public company before year end. We agreed not to effect any Qualified Financing or Qualified Event (each as defined below), as applicable, unless our post-money valuation at the time of the Qualified Financing or Qualified Event, as applicable, is at least $150 million. In February 2023, in connection with the Direct Listing, LiveOne obtained a valuation report from an independent, third-party valuation firm, which indicates that the fair market value range of our Company’s equity as a wholly-owned subsidiary of LiveOne, on a controlling, marketable interest basis, as of December 31, 2022, is reasonably stated as between $230 million and $274 million.

Our President, Kit Gray, has been recently named one of the 22 most influential people in podcasting, and our Chief Content Officer, Eli Dvorkin, has been named to this year’s Top 40 Under 40 in podcasting as chosen by Podcast Magazine.

We have an arrangement that allows us and our roster of top performing hosts to integrate unique visual elements into the podcasts they produce and distribute them via YouTube, becoming the first podcast network to utilize Adori, a pioneering interface technology. Adori’s unique YouTube integration technology allows podcast hosts and networks to seamlessly import episodes from RSS feeds, enhance them with visual elements and upload enriched assets directly to YouTube. Adori’s patented technology embeds contextual visuals, multi-format ads, AR experiences, buy buttons, polls, and other “call to action” features in the audio creating a more enhanced and richer listener experience. In creating visually enhanced podcasts, Adori’s YouTube product provides additional monetization avenues for our slate of original programming, increased discoverability and SEO presence.

Several of our shows have hit recent milestones: Trust Me released its 100th episode in November 2022 and was featured in Harper’s BAZAAR’s “20 of the Best Podcasts to Download Now.” In October 2022, Coffee Convos was named by Edison Research as the top show delivering women listeners for advertisers. Co-Hosts Kailyn Lowry and Vee Rivera won the 2022 People’s Choice Podcast Award for Influencer of the Year and Podcast Listener Influencer of Year for their podcast, Baby Mama’s No Drama. The show also brought home the Rob Has a Podcast Entertainment award. Southern Tea, hosted by Lindsie Chrisley received a People’s Choice Award in the Kids & Family category.

Together with our talent, we have developed a very successful vertical featuring Kail Lowry’s shows Baby Mamas No Drama, Barely Famous and Vibin’ and Kinda’ Thrivin.

We also partnered with Hyundai to produce live events with our hosts that provide multiple revenue streams for our Company and our talent while giving Hyundai a platform to promote their new vehicle launches. Two live shows, including one with The LadyGang and one with Jordan Harbinger, were be captured as vodcasts and later streamed on LiveOne’s streaming platform. As part of the branded content partnership, we are also developing an always-on audio plan to further drive promotion for Hyundai. In November 2022, we announced that Hyundai will have share of voice in the first four episodes of our new Friday Night Lights re-watch podcast It’s Not Only Football: Friday Night Lights and Beyond, starring Friday Night Lights stars Scott Porter and Zach Gilford and their celebrity friend, Mae Whitman.

We have assembled an experienced Board of Directors consisting of Jay Krigsman, Craig Foster, Ramin Arani, Patrick Wachsberger, James Berk and Robert Ellin, who are distinguished professionals from their respective podcasting, entertainment, new media, business and finance industries, with a wealth of experience in maximizing business growth.

Podcasts

In the United States, podcasts have historically been and are expected to continue to develop as a high growth segment within the next five years. An estimated 177 million Americans have listened to a podcast at some point in their life, with “superfans” consuming over 11 hours of content per week in 2021. Driven by product innovations and content accessibility, the podcast market represents significant growth and monetization potential in the long term.

Our Value Propositions

The following elements denote the fundamental values of our PodcastOne community:

Easy audio making for everyone. We were one of the first online audio communities to provide a one-stop destination for creators to produce, edit, host and distribute audio content to consumer’s mobile and desktop devices. This has given us a wealth of experience to develop the turnkey production, sales and marketing services we offer make it possible for our partners to create high-quality, original podcasts. The monthly average number of downloads by our podcasts decreased from approximately 64.7 million in the third quarter ended December 31, 2022 to approximately 31.3 million in the same period in 2023, driven primarily by Apple iOS 17’s change in download attribution methodology.

Reaching audience and getting paid. PodcastOne shows have access to one of the largest online audio communities with distribution on publicly available platforms (Apple Podcasts, Spotify, Amazon Music, etc.) as well as our proprietary platform. This allows our podcasts, live streaming or interactive audio products available to be shared, further amplifying their reach. Our data-driven marketing strategies and best-in-class sales organization, helps increase the content value and motivate content creators to create and share more content on our platform. Our data analytics also provide useful feedback to our hosts to help them create and distribute more unique and high-quality content that truly resonates with their audience and invites new listeners in.

“White Glove” Offerings. We differentiate ourselves from our competitors through deeply integrated sales, marketing, production and distribution services offered to creators once onboarded with PodcastOne. Our data driven marketing function range across in network cross promotion, social media best practices, video asset creation and off-network trade opportunities. As a result, we have cultivated a highly engaged listener community across a variety of verticals (True Crime, Sports, TV & Film, etc.). In the quarter ending December 31, 2023, PodcastOne had recorded a total of 12 million average monthly listeners. We prioritize establishing and maintaining an in-depth relationship with our creators so that we are viewed as a trusted and valued partner.

The Podcast Industry Keeps Growing While Radio is Shrinking. For the first time ever, the podcast advertising marketing grew beyond $2.28B in 2023 and are expected to exceed $3.25B in 2024 and reach $4B by 2025. The spoken audio industry has shifted share of voice significantly from 78% radio/13% podcasts/19% other in 2014 to 44% radio/36% podcasts/20% other.

Spoken Word is Increasing Among Gen Z. There has been a 214% increase in spoken word consumption since 2014 among the 13-24 year-old demographic, with 21% of that being podcast usage. PodcastOne delivers content that spans various verticals, preferences and ages, positioning us to be part of that 21% and we expect to see that percentage grow as Gen Z continues to shift their listening habits to podcasts.

Increasing Penetration of Established Marketing. There is an opportunity for growth, even in more established markets. According to eMarketer, the number of podcast listeners is anticipated to grow to 135 million in 2024 and nearly 150 million listeners are expected to make podcasts a part of their media diet by 2027. Growth is projected to remain in double digits with an average podcast listening time per day topping 25 minutes by 2024.

Podcast Services

Listeners can access our podcasts on their mobile devices and desktops across all major distribution platforms (Apple Podcasts, Spotify, Amazon Music, etc.). We offer all of our podcasts for free to cultivate a broad and loyal user base and generate organic traffic to our audio entertainment which has attractive monetization potential. As we build and scale loyal listeners for our shows we are also building listeners for our other shows, due to our internal cross promotional network. As shows increase in listenership, their value also increases to advertisers, often times resulting in higher CPMs, in renewals and ultimately more revenue.

PodcastOne is a Leading Podcasting Company

PodcastOne is a leading advertiser-supported, on-demand digital audio network. With a 360-degree solution, including content creation, brand integration and distribution, PodcastOne sees more than 436 million downloads annually, across 275 episodes produced weekly. Today, a large global audience has access to over 200 podcasts distributed by PodcastOne whenever and wherever they want. We were one of the first podcast companies and transformed the podcast industry by allowing users to stream audio content (podcasts) on demand. In contrast, traditional radio relies on a linear distribution model in which stations and channels are programmed to deliver a limited programming options with little freedom of choice.

We are one of the largest independent podcast publishers with deep routed relationships with our creators, advertisers and distribution platforms. With over 5.5M unique downloads a month in the US and 29M global streams and downloads, PodcastOne’s portfolio continues to grow with engaged listeners and top tier talent. As illustrated below, we have been recently ranked #10 on the list of Top Podcast Publishers by the podcast metric company, Podtrac, as a leading podcast publisher.

PodcastOne offers content across verticals so there is something for everyone. The power of our network and brands is evident through our shows which consistently rank in the top 100 on the Apple Charts. Furthermore, we have built a promotional strategy that enables discoverability of PodcastOne shows just by being a listener of a show in the same vertical. For example, if you are listening to a PodcastOne true crime show, you will likely hear a promo about another true crime show from PodcastOne.

PodcastOne is more than a podcast company. We are in the relationship business. Every day, brands and creators partner with us to reach consumers who will listen, subscribe to PodcastOne podcasts across the audio landscape. We relentlessly focus on creating entertaining, informative, quality content. Our brand reflects culture by turning a vast portfolio of compelling personalities and stories into entertaining and engaging listening experiences which connect our large audience to the world around them.

Podtrac Ranker January 2024

How is PodcastOne Different?

We are a leading US podcast network with nearly 200 podcasts/vodcasts, which have generated more than 3.6 billion downloads to date. We accomplish this through several unique approaches including:

●	Best In Class Content Portfolio with Deep Talent Relationships. PodcastOne publishes many of the biggest podcasts including The Adam Carolla Show, Off the Vine with Kaitlyn Bristowe, Coffee Convos, The LadyGang, Nappy Boy Radio with T-Pain, and The Jordan Harbinger Show, spanning all major genres. We have personal relationships with each and every talent, which affords us the opportunity to build extensive multi-year agreements. These agreements provide exclusive rights to their podcasting content and derivative rights to new shows. Additionally, these value-added relationships with talent allow us to negotiate industry-leading participation splits.

●	Full Ownership of Technology Platform, with Proprietary Data and Insights. We are one of the few podcast networks with proprietary Content Management System (“CMS”)/Content Delivery Network (“CDN”) that allows for optimized programmatic capabilities and improved audience analytics. Our hosts/talent are also able to view their download numbers, trends and analytics on this proprietary software, something many competitors don’t provide. This fully owned and operated enterprise Content Management System rivals other paid platforms such as Megaphone (Spotify-owned), Art19 (Amazon-owned) and SimpleCast (SiriusXM/Pandora-owned). The CMS day to day operation and maintenance is managed by a vendor we contract with and is constantly being updated to be a best-in-class system. The CMS is the platform where podcast episodes are uploaded, RSS feeds are created and distributed to listening platforms, and the listening data is analyzed and displayed in a dashboard for the hosts / producers to see.

●	Blue Chip Advertiser Relationships with Targeted Measurable Campaigns and Value-Added Opportunities. We offer and book competitive campaigns with new and legacy brands by: (1) using measurement tools and partners to deploy leading podcast measurement solutions that are tailored to our clients key performance indicators, including brand impact and sales lift; (2) engaging with third party attribution partners to provide greater insight for our clients into the effectiveness of their campaigns across multiple publishers and hosting providers; and (3) conducting brand lift studies that allow our Company to demonstrate and validate campaign impacts.

In addition, because of our deep-rooted relationships with talent we are able to engage them in host-read embedded spots and coach them through voice-over delivery to increase direct response sales and advertiser satisfaction. Furthermore, these relationships allow us to create value-added opportunities with brands through talent socials, YouTube and other influencer marketing tools.

Advertisers also have the opportunity to brand entire podcast series, as executed by Microsoft and MotorTrend most recently. This would allow advertisers to enter into content development deals for their brand with us, where we would we produce and distribute an entire podcast series for the specific brand. Advertisers benefit from branding a podcast series by getting 100% share of voice ads, which in our experience significantly helps them launch a new product, service or offering. Two podcast series examples that we have recently put together in a similar format are The Inevitable podcast and On the Edge with Microsoft Edge podcast.

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White Glove Services for Our Partners. PodcastOne is more than just a hosting platform. Our hands-on approach to launching original content and growing existing shows enables us to support our talent with production, editing, marketing and sales capabilities. We are a one-stop shop for everything creators need for their podcasts to be successful. When it comes to the sales and marketing, we are here to share best practices, allocate in-network promo inventory to their shows and engage in 360-degree sales efforts on their behalf.

LaunchPadOne. LaunchPadOne is a free innovative podcast hosting, distribution, and monetization platform that provides an end-to-end podcast solution. With over 1,000 available podcasts, LaunchPadOne offers creators a 360-degree podcasting ecosystem - a cutting-edge technology hosting platform, customizable design elements, a podcast player, distribution tools to publish on all major listening apps, including Apple Podcasts, Spotify, Google Podcasts, Overcast and Pocket Casts and others, and a deep network of shows. LaunchPadOne’s robust platform technology, promotion and monetization opportunities will allow podcast creators to leverage unique opportunities from PodcastOne, such as the ability to accumulate new listeners, get discovered, and collaborate with the established podcast network. PodcastOne will monetize the audience of the LaunchPadOne network through ad insertion technology platform, which generates revenue for PodcastOne. Simultaneously, LaunchPadOne creators will receive free hosting and also have the opportunity to generate revenue for their own podcasts by embedding any ads they sell on their own.

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Best-In-Class Management Team with a Track Record of Execution and Growth. PodcastOne provides an unparalleled management team with expertise and resources to produce and manage our podcasts in a turnkey manner. Our list of services include Production studios, Producers, Editors, Social Media, Marketing, Public Relations, Guest Booking, Content Hosting, Nationwide Sales, Host Read Executions, Dynamic Ad Insertion, Programmatic Ads, Vodcasts, Live Events, and Merchandising.

Our best-in-class management team is comprised of the following executives who have scaled PodcastOne to position us as a competitive network in the industry that talent and advertisers want to be a part of:

Kit Gray: Co-Founder & President, PodcastOne – Mr. Gray co-founded PodcastOne in 2012 and attracted high impact podcast talent including Adam Carolla, The LadyGang and Kaitlyn Bristowe. Mr. Gray has been recently named a “Top Influencer in Podcasting” by Podcast Magazine.

Sue McNamara: Chief Revenue Officer – Ms. McNamara has 20 plus years of radio and podcast sales experience. Ms. McNamara is a former CBS radio sales management executive who was responsible for 35% PodcastOne revenue growth in fiscal year ended March 31, 2022.

Eli Dvorkin: Chief Content Officer – Mr. Dvorkin was PodcastOne’s first hired employee and joined our Company shortly after our inception. With over 15 years of audio experience, Mr. Dvorkin was recently named one of Podcast Magazine’s 40 Under 40 in podcasting for his ability to create profitable brand partnerships and his ability to grow new and existing talent.

Stacie Parra & Alistair Walford, Co-Heads of Production – With over 20 years of radio and podcast production experience, Ms. Parra has helped PodcastOne scale a production team that provides a one-stop shop for talent that need production and editing resources for their podcasts.

Benefits for Creators

We provide a large but exclusive stage for creators to connect with existing fans and to be discovered by new fans. In addition to providing creators with access to a free, ad supported podcast marketplace. We also provide creators with a full stack of tools and services, enabling them to grow their podcasts in a turnkey manner.

●	Monetization. Between July 2020 and December 31, 2023, we have paid more than $34.8 million in MGs and advertiser revenue shares to creators. We do not pay to distribute our content and we monetize across all listener platforms.

●	Discovery. We not only help creators connect with existing fans, but we also support creators in connecting with the listeners who are most likely to become fans of their podcasts by running promos for all PodcastOne shows across respective verticals. From our data driven marketing approach that surface new podcasts to Users we offer creators the tools to reach their fans, new and old.

●	Distribution. A creator who makes their podcasts available on PodcastOne gains access to one of the largest publishing and distribution platforms based on our relationships with the top tier podcast apps and platforms. We enable creators to distribute their unique podcasts to this audience. We also pitch creator content for feature opportunities on Apple Podcasts, Spotify, Amazon Music, Stitcher, and iHeart to broaden their reach and discoverability. Additionally we promote our creator content across our social footprint and through email marketing to podcast fans.

●	Promotion. We empower creators and their managers to personalize and create unique profiles by providing them with best practices to develop their creator image, including featuring podcasts on their profiles and creating podcast playlists. On top of these standard services, we also offer creators specific promotional tools, designed to target specific Users and broad audiences in order to drive engagement.

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Analytics. We provide numerous analytics for creators through our service. Analytics that creators can access include the demographics of their audience, users’ anonymized geographical locations, top listening platforms, and podcast performance data such as number of downloads and weekly listening trends.

We provide analytical support that creators need to optimize their performance and focus on doing what they do best—creating unique, entertaining experiences to share with fans around the world. For example, many creators have used our analytics to inform tour locations by citing the geographical audience insights provided in the CMS that would otherwise not have been known.

Our Business Model. We are an Ad-Supported Service that provides free content to listeners via their mobile and desktop devices. We generate revenue from the sale of audio, video and social advertising delivered through advertising impressions. We generally enter into arrangements with advertising agencies that purchase advertising on our platform on behalf of the agencies’ clients. These advertising arrangements typically specify the type of advertising product, pricing, insertion dates, and number of impressions in a stated period. Revenue for our Ad-Supported segment is affected primarily by the number of a show’s listeners and our ability to provide innovative advertising products that are relevant to our Ad-Supported Users and enhance returns for our advertising partners. Our advertising strategy centers on the belief that advertising products that are based on content and are relevant to the Ad-Supported User can enhance Ad-Supported Users’ experiences and provide even greater returns for advertisers through the strength of our host-read embedded promos. According to a Super Listener Survey in 2021, an estimated 49% of listeners believe the hosts actually use the products and services they recommend and 60% of podcast listeners say they have bought something from hearing a podcast ad. Offering advertisers additional ways to purchase advertising on a programmatic basis is another key way that we expand our portfolio of advertising products and enhance advertising revenue. Furthermore, we continue to focus on analytics and measurement tools to evaluate, demonstrate, and improve the effectiveness of advertising campaigns on our platform.

When we are onboard new talent both parties have the common interest of creating content that advertisers want to purchase. We craft our deals with a percentage split of the advertising revenue (host-read embedded ads, DAI and programmatic) which strengthens our partnerships because when advertisers spend, we all win.

Our Growth Strategies

We believe we are still in the early stages of realizing our goal to connect creators and audiences around the world. Our growth strategies are focused on continuously improving our technology and attracting more listeners in current and new markets in order to collect more behavioral data, which we use to offer our Users, advertisers, and creators to achieve more targeted results. The key elements of our growth strategy are:

●	Strategically Launch New Podcasts with Culturally Relevant Creators. A creator with an engaged fanbase can strengthen our network and along with it, the PodcastOne brand. There is a lot of strategy that comes from onboarding new creators. Most importantly is how they will impact audience growth across their vertical within the PodcastOne ecosystem. We have seen success in this manner with the Kail Lowry vertical and our Real Housewife-hosted shows.

●	Acquire Existing Podcasts that will Thrive on Our Network. With the data we collect on show performance and show growth through our in-network promotional strategy we know what shows we can grow on our network. Additionally, this data can guide what is missing and why we may want to acquire a show with large numbers that will provide us with a jumping off point for growing our other shows.

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Continue to Invest in our Advertising Business. We will continue to invest in our advertising products in order to create more value for advertisers and our Ad-Supported Users by enhancing our ability to make advertising content more relevant for our Ad-Supported Users. Our advertising strategy centers on the belief that advertising products that are based in podcasts and are relevant to the Ad-Supported User can enhance Ad-Supported Users’ experiences and provide even greater returns for advertisers. We have introduced a number of new advertising products, including sponsored playlists, a self-serve audio advertising platform, and are testing skippable audio advertising. Offering advertisers additional ways to purchase advertising on a programmatic basis is one example of how we continue to expand our portfolio of advertising products. We also are focused on third party agency relationships and their development of analytics and measurement tools to evaluate, demonstrate, and improve the effectiveness of advertising campaigns on our platform.

Partner with New Distribution Platforms from Day One. Being on the ground floor of a developing platform is another key to our growth strategy. This allows for more discoverability and exclusive feature opportunities. When Facebook launched their audio platform, PodcastOne shows were a part of the press plan, received exclusive boosting opportunities and were among the first podcasts to streaming on their platform. Similarly, we are currently in beta with YouTube, who announced earlier this year that they are launching a podcast platform of their own. Approximately 18% of podcasts are consumed on YouTube and that number is quickly growing.

Advertising Solutions for Partners

Our Ad-Supported Service has grown from $32.3 million in revenue for the year ended March 31, 2022 to $34.2 million in revenue for the year ended March 31, 2023, representing an increase of 6%. As more audio content is created and converting listeners to buyers, brands and advertisers are continuing to shift their marketing spends from traditional mediums to podcasting. A March 2022 survey by Advertiser Perceptions shows that “while 31% of agencies and brands have dedicated podcast ad budgets, more than half (54%) are taking the money out of their overall digital allocation including 49% that said it comes from their digital audio budget line.”

Technology innovation and data mining are at the heart of our Ad-Supported Service. From a technology perspective, we continue to adapt to what consumers want and the tools that agencies and partners are building to support these needs. We create content that resonates with listeners and that brands want to be aligned with.

PodcastOne has partnered with third party attribution companies to assist with attribution metrics, click-through data and ROI metrics. Such companies include: Podsights, Chartable, Claritas, Artsai, Podtrac and Extreme Reach.

Our ability to harness our data allows us to know our audiences. We believe we understand people through their mindset, activities, and tastes, and we can serve them relevant advertising catered specifically to them. Our advertising platform is continually moving toward a holistic people-based marketing approach that is better for both our listeners and our advertisers.

By offering advertisers customized opportunities within our programs we are able to deliver results for our brands and advertisers. Taking our podcast brands beyond an audio experience, we also give advertisers the opportunity to scale their buys across our video and social products when aligning with a PodcastOne podcast. We believe we will further strengthen our advertising business, since these are increasingly popular mediums for our advertising partners, the brands they represent and consumer behaviors.

Creator Services

Our in-house marketing and production teams are responsible for enhancing the growth and success of our talent/creators through various functions by focusing on brand building, audience development, strategy, talent, live events and sweepstakes. At the core of our shows are fundamental and trusted relationships with the hosts which collectively give us the ability to bring their vision to life. The multiple functions of creator services align cross-functionally and throughout PodcastOne to support creators on the platform while attracting new creators to our network.

Our Content Strategy

At the core, our content strategy is about partnering with influencers and creators who will not only thrive in the audio space but who complement our current programming. Since July 2020 we have onboarded over 250 shows, increasing downloads by more than 10% for some (On Display with Melissa Gorga, Trust Me) and consistently ranking in the top 12 publishers according to Podtrac. We grow by continuing to identify what resonates with our listeners and delivering content consumers want to listen to.

There is also a surge in video podcasts (vodcasts), a product we have been delivering for some of our shows since 2020. We are encouraging all of our podcasters to create video content, a platform we can support (produce, edit, distribute) on their behalf via YouTube and various social platforms. With YouTube’s recent hyper focus on bringing podcast content to their platform, we expect to see considerable podcast listener growth and AdSense dollars (revenue) from the platform.

Our Technology

We have built an internal CMS system that creators and producers can use to track metrics about shows on an episode-by-episode basis. CMS is the platform where podcast episodes are uploaded, RSS feeds are created and distributed to listening platforms, and the listening data is analyzed and displayed in a dashboard for the creators / producers to see. We are focused on continuously improving our technology so that it is user-friendly and sets us apart from other independent publishers.

We are one of the few podcast networks with a proprietary CMS that allows for a customizable internal system resulting in improved audience analytics. Our hosts/talent are also able to view their own download numbers, trends and analytics on this proprietary software, something many network competitors don’t provide. This fully owned and operated enterprise CMS rivals other paid platforms such as Megaphone (Spotify-owned), Art19 (Amazon-owned) and SimpleCast (SiriusXM/Pandora-owned). The CMS’ day-to-day operation and maintenance is managed by a vendor we contract with and is constantly being updated to be a best-in-class system.

Blue Chip Advertiser Relationships with Targeted Measurable Campaigns and Value-Added Opportunities.

We offer and book competitive campaigns with new and legacy brands by: (1) using measurement tools and partners to deploy leading podcast measurement solutions that are tailored to our clients key performance indicators; including brand impact and sales lift; (2) engaging with third party attribution partners to provide greater insight for our clients into the effectiveness of their campaigns across multiple publishers and hosting providers; and (3) conducting brand lift studies that allow our Company to demonstrate and validate campaign impact.

In addition, because of our deep-rooted relationships with talent we are able to engage them in host read embedded spots and coach them through voice-over delivery to increase direct response sales and advertiser satisfaction. Furthermore, these relationships allow us to create value-added opportunities with brands through talent socials, YouTube and other influencer marketing tools.

Advertisers also have the opportunity to brand entire podcast series, as executed by Microsoft and MotorTrend most recently. This would allow advertisers to enter into content development deals for their brand with us, where we would we produce and distribute an entire podcast series for the specific brand. Advertisers benefit from branding a podcast series by getting 100% share of voice ads, which in our experience significantly helps them launch a new product, service or offering. Two podcast series examples that we have recently put together in a similar format are The Inevitable podcast and On the Edge with Microsoft Edge podcast.

We also offer comprehensive sales opportunities for advertisers ranging from video, audio and social to live events and merchandise. By scaling across our talent’s networks we can offer exclusive branding opportunities to our clients including higher CPMs for us and value added opportunities for advertisers.

Marketing

Since our inception, we have focused our marketing efforts on enhancing our brand’s authenticity and presence among consumers, creators and advertisers. Initially, our campaigns were designed to educate the market on the concept of on-demand podcast streaming and the navigation functionality we provided. As familiarity with the podcast access model spread, our promotional efforts shifted to promote the specific shows, talent and brands in our portfolio. We’ve found that consumers don’t particularly know or care who is producing the content they are listening to. They are listening because they like what a host or creator represents and has to say.

Our Competition

We compete for the time and attention of our users across different forms of media, including traditional broadcast, satellite, and internet radio (iHeartRadio, LastFM, Pandora, and SiriusXM), other providers of on-demand audio streaming services (Spotify, Amazon Prime, Apple Music, Deezer, Google Play Music, Joox, Pandora, and SoundCloud), and other providers of in-home and mobile entertainment such as cable television, video streaming services, and social media and networking websites. Additionally, we compete with midsized publishers creating and distributing ad-supported content for the aforementioned audio platforms (Dear Media, Kast Media, Barstool Sports, etc.). We compete to attract and engage listeners with our content accessibility, perceptions of advertising load in our shows, brand awareness and reputation. Many of our competitors enjoy competitive advantages such as greater name recognition, legacy operating histories, and larger marketing budgets, as well as greater financial, technical, human, and other resources.

Additionally, we compete to attract and retain advertisers and a share of their advertising spend for our Ad-Supported Service. We believe our ability to compete depends primarily on the reputation and strength of our brand as well as our reach and ability to deliver a strong return on investment to our advertisers, which is driven by the size of our show-specific audiences, our advertising products, our targeting, delivery and measurement capabilities, and third party/agency relationships.

We also compete to attract and retain highly talented individuals, including producers, editors, sales executives and marketers. Our ability to attract and retain personnel is driven by compensation, culture, and the reputation and strength of our brand. We believe we provide competitive compensation packages and foster a team-oriented culture where each employee is encouraged to have a meaningful contribution to PodcastOne. We also believe the reputation and strength of our brand helps us attract individuals that are passionate about our Service.

For information on competition-related risks, see “Risk Factors” on page 20.

History and Development of PodcastOne

We are a Delaware corporation incorporated on February 5, 2014. On July 1, 2020, we were acquired by LiveOne and became its wholly owned subsidiary.

On July 15, 2022, we completed the Notes Financing of our Notes to LiveOne and the Purchasers, for gross proceeds of $8,035,000. In connection with the sale of the Notes, the Purchasers received warrants (the “Warrants”) to purchase a number of shares (the “Warrant Shares”) of our common stock. The Notes and the Warrants were issued as restricted securities in a private placement transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

On September 8, 2023, we completed the Spin-Out and began trading on The Nasdaq Capital Market under the symbol of “PODC”, and as a result we are currently LiveOne’s majority owned subsidiary.

On September 21, 2023, we changed our corporate name to “PodcastOne, Inc.”

Intellectual Property

Our success depends in part upon our ability to protect our technologies and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including trade secrets, patents, copyrights, and trademarks, as well as contractual restrictions, technological measures, and other methods.

In addition to the forms of intellectual property listed above, we own rights to proprietary processes and trade secrets, including those underlying the PodcastOne platform. We use contractual and technological means to control the use and distribution of our proprietary software, trade secrets, and other confidential information, both internally and externally, including contractual protections with employees, contractors, customers, and partners. Finally, since 2019, PodcastOne has included passive participation in substantially all of its agreements, meaning if a podcast goes to derivative, PodcastOne has creative control but does accrue payment as a passive participant.

LaunchPadOne

LaunchPadOne is a free innovative podcast hosting, distribution, and monetization platform that provides an end-to-end podcast solution. With over 1,000 available podcasts, LaunchPadOne offers creators a 360 podcasting ecosystem - a cutting-edge technology hosting platform, customizable design elements, a podcast player, distribution tools to publish on all major listening apps, including Apple Podcasts, Spotify, Google Podcasts, Overcast and Pocket Casts and others, and a deep network of shows. LaunchPadOne’s robust platform technology, promotion and monetization opportunities will allow podcast creators to leverage unique opportunities from PodcastOne, such as the ability to accumulate new listeners, get discovered, and collaborate with the established podcast network. PodcastOne will monetize the audience of the LaunchPadOne network through ad insertion technology platform, which generates revenue for PodcastOne. Simultaneously, LaunchPadOne creators will receive free hosting and also have the opportunity to generate revenue for their own podcasts by embedding any ads they sell on their own.

Licensing Agreements

We have the following rights to creator and show content: the use of a Podcaster’s actual name, professional name, nickname, recorded voice, biographical material, portraits, pictures, sobriquets and likenesses (as reasonably approved by Podcaster in advance) for advertising purposes of trade, promotion and publicity in connection with the institutions, service and products of Company; and in connection with licensing of the Podcast to third party platforms.  The Podcaster has the right to meaningfully consult with Company in connection with Podcaster’s biography.

Other Agreements

Please see section “Certain Relationships and Related Party Transactions — Various Agreements Entered into with LiveOne — Other Agreements” below for a summary of material agreements, other than material agreements entered into in the ordinary course of business, to which we are or have been a party, unless entered into with stockholders named in the Registration Statement, for the two years immediately preceding the date of this prospectus.

Government Regulation

We are subject to many U.S. federal and state, European and other foreign laws and regulations, including those related to privacy, data protection, content regulation, intellectual property, consumer protection, rights of publicity, health and safety, employment and labor, competition, and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended in a manner that could harm our business. In addition, it is possible that certain governments may seek to block or limit our products or otherwise impose other restrictions that may affect the accessibility or usability of any or all of our products for an extended period of time or indefinitely.

In the area of information security and data protection, the laws in several jurisdictions require companies to implement specific information security controls to protect certain types of information. Data protection, privacy, consumer protection, content regulation, and other laws and regulations are very stringent and vary from jurisdiction to jurisdiction. In particular, we are subject to the data protection/privacy regulation under the laws of the EU.

The framework legislation at an EU level with respect to data protection currently is Directive 95/46/EC (the “Data Protection Directive”). The purpose of the Data Protection Directive is to provide for the protection of the individual’s right to privacy with respect to the processing of personal data. Each member state is obligated to have national legislation consistent with the Data Protection Directive. These local laws can impose stringent rules relating to the way in which we process personal data.

The Data Protection Directive will be superseded by the General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018. The GDPR is intended to create a single legal framework that applies across all EU member states. However, there are certain areas where EU member states can derogate from the requirements in their own legislation. It is therefore likely that we will need to comply with these local regulations in addition to the GDPR. Local Supervisory Authorities will be able to impose fines of up to 4% of annual worldwide turnover of the preceding financial year or €20 million, whichever is greater, for non-compliance. These data protection authorities will have the power to carry out audits, require companies to cease or change processing, request information, and obtain access to premises. Where consent is relied upon as the legal basis for processing personal data, businesses must be able to demonstrate that the data subjects gave their consent to the processing of their personal data and will bear the burden of proof that consent was validly obtained and can be withdrawn at any time. The GDPR will implement more stringent operational requirements for processors and controllers of personal data, including, for example, requiring enhanced disclosures to data subjects about how personal data is processed, limiting retention periods of personal data, requiring mandatory data breach notification, and requiring additional policies and procedures to comply with the accountability principle under the GDPR. In addition, data subjects have more robust rights with regard to their personal data.

Our privacy policy and terms and conditions of use describe our practices concerning the use, transmission, and disclosure of User information and are posted on our website.

Legal Proceedings

We are from time to time subject to various claims, lawsuits and other legal proceedings. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, our potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. We recognize provisions for claims or pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. If management’s estimates prove incorrect, current reserves could be inadequate and we could incur a charge to earnings which could have a material adverse effect on our results of operations, financial condition, net worth, and cash flows.

From time to time, our parent company, LiveOne, is involved in legal proceedings and other matters arising in connection with the conduct of its business activities that name our parent and its senior officers, including Robert S. Ellin, its Chairman and Chief Executive Officer (who is expected to maintain a significant ongoing leadership role with PodcastOne as a director and/or officer), as a defendant. Many of these proceedings may be at preliminary stages and/or seek an indeterminate amount of damages. In the opinion of our parent company’s management, after consultation with legal counsel, other than as set forth below, such routine claims and lawsuits are not significant and our parent company does not currently expect them to have a material adverse effect on its business, financial condition, results of operations, or liquidity, or ours.

On April 10, 2018, Joseph Schnaier, Danco Enterprises, LLC (an entity solely owned by Mr. Schnaier, “Danco”), Wantmcs Holdings, LLC (Mr. Schnaier is the managing member) and Wantickets (Mr. Schnaier is the 90% beneficial owner) filed a complaint in the Supreme Court of the State of New York, County of New York against LiveOne, LiveXLive Tickets, Inc. (“LXL Tickets”), Robert S. Ellin and certain other defendants. Plaintiffs subsequently voluntarily dismissed all claims against the other defendants. The complaint alleged multiple causes of action arising out of Schnaier’s investment (through Danco) into LiveOne in 2016, LXL Tickets’ purchase of certain operating assets of Wantickets pursuant to the Asset Purchase Agreement, dated as of May 5, 2017, and Mr. Schnaier’s employment with LXL Tickets, including claims for fraudulent inducement, breach of contract, conversion, and defamation. Based on the remaining claims, plaintiffs are seeking damages of approximately $10.0 million as shall be determined at trial, if any, plus interest, attorneys’ fees and costs and other such relief as the court may award. LiveOne has denied and continues to deny plaintiffs’ claims. LiveOne believes that the complaint is an intentional act by the plaintiffs to publicly tarnish LiveOne’s and its senior management’s reputations through the public domain in an effort to obtain by threat of litigation certain results for Mr. Schnaier’s self-serving and improper purposes. LiveOne is vigorously defending this lawsuit and believes that the allegations are without merit and that it has strong defenses. On June 26, 2018, LiveOne and LXL Tickets, filed counterclaims against the plaintiffs for breach of contract (including under the Asset Purchase Agreement), fraudulent inducement, and other causes of action, seeking injunctive relief, damages, attorneys’ fees and expenses and such other relief as the court may award. In October 2018, pursuant to the terms of the APA, LiveOne submitted a formal demand to Wantickets, Mr. Schnaier and Danco to indemnify LiveOne, among other things, for its costs and expenses incurred in connection with this matter. In November 2021, the court denied LiveOne’s summary judgment motion to dismiss plaintiffs’ fraudulent inducement claim and dismissed plaintiff’s breach of the employment agreement claim with respect to LiveOne. On October 6, 2022, New York Appellate Division reversed the trial court’s decision and ordered that defendants’ motion for summary judgment dismissing the first and second causes of action should be granted. As of December 31, 2022, all of plaintiffs’ claims were dismissed or addressed by the parties or the court other than plaintiffs’ claims for fraudulent inducement related to payment of Wantickets’ audit costs, breach of contract based on Mr. Schnaier’s employment agreement with LXL Tickets, and fraudulent inducement due to plaintiffs alleged inability to sell their shares of Company’s common stock acquired pursuant to the APA. The trial was held in late April and early May 2023. In early May 2023, the jury rendered the following verdicts in the matter: against the plaintiffs on their breach of the employment agreement claim, for plaintiffs with respect to their conversion claim awarding them damages of approximately $153,000, plus statutory interest, and for defendants with respect to their indemnification counterclaim awarding them approximately $234,000. While this concludes the proceedings with respect to the remaining matters, the plaintiffs indicated their intent to appeal certain aspects of this matter. During the quarter ended September 30, 2023, the plaintiffs filed a motion with the New York Court of Appeals to appeal the dismissal of the fraudulent inducement claim. As of January 31, 2024, the New York Court of Appeals has not yet ruled on whether or not to hear the appeal motion. If necessary, LiveOne intends to continue to vigorously defend all remaining defendants against any liability to the plaintiffs with respect to any claims in this matter, and LiveOne believes that the allegations are without merit and that it has strong defenses. As of the date of this Registration Statement, while LiveOne has assessed that the likelihood of a loss, if any, is not probable, the outcome of this lawsuit (including any claims subject to appeal) is inherently uncertain and the potential range of loss could have a material adverse effect on LiveOne’s business, financial condition and results of operations.

On February 23, 2023, Cherri Bell filed a complaint in the Superior Court of the State of California, County of Los Angeles against PodcastOne Sales, LLC, LiveOne and Mr. Gray. The complaint alleges several causes of action allegedly arising out of plaintiff’s employment with PodcastOne Sales, including claims for retaliation in violation of California Labor Code §1102.5, wrongful termination in violation of public policy and intentional infliction of emotional distress. Plaintiff is seeking damages, which shall be determined at trial, if any, plus interest, attorneys’ fees and costs and other such relief as the court may award. The defendants have denied plaintiffs’ claims, and we believe that the allegations are without merit. The defendants have also filed a motion to compel arbitration in this matter, which motion has been scheduled to be heard in September 2024. We intend to vigorously defend all defendants against any liability to the plaintiff. As of the date of this Registration Statement, while we have assessed that the likelihood of a loss, if any, is not probable, the outcome of this lawsuit is inherently uncertain and the potential range of loss could have a material adverse effect on our business, financial condition and results of operations.

On June 28, 2022, SoundExchange, Inc. (“SX”) filed a complaint in the U.S. District Court, Central District of California, against LiveOne and Slacker. The complaint alleges that the defendants have failed to make the necessary music royalty payments and corresponding late fees required under the Digital Millennium Copyright Act late allegedly due to SX. SX filed an application for an order to file the complaint under seal. On October 13, 2022, the court entered a judgment against the defendants for the sum of $9,765,397. On February 3, 2023, LiveOne and SX entered into an agreement to settle the dispute and related court judgement, pursuant to which LiveOne and Slacker agreed to make certain monthly payments to SX for a period of 24 months and certain other payments in the event LiveOne obtains additional financing(s), unless LiveOne and Slacker repay the judgment amount earlier pursuant to the terms of the agreement, and SX agreed not to take any action to enforce such judgment, so long as the defendants are not in default under the agreement.

Property and Equipment

Our principal executive offices are located at 335 North Maple Drive, Suite 127, Beverly Hills, CA 90210, and our corporate website address is www.podcastone.com. We are under a month-to-month lease for approximately 1,308 square feet of office space.

The majority of our computing needs are serviced by Nox Solutions, who leverages Verizon’s CDN services for PodcastOne’s data storage. The data centers host the www.podcastone.com website and intranet applications that are used to manage the website content in addition to fueling our CMS. Our data centers are listed below.

Verizon CDN Data Centers

We believe that our current facilities are adequate to meet our needs for the near future and that suitable additional or alternative space will be available on commercially reasonable terms to accommodate our foreseeable future operations.

Employees

As of December 31, 2023, we had 42 full-time employees.

Corporate Information

We were incorporated in Delaware on February 5, 2014. On July 1, 2020, we were acquired by LiveOne and became its wholly owned subsidiary. We have two wholly owned subsidiaries, Courtside, LLC, a Delaware limited liability company, and PodcastOne Sales, LLC, a California limited liability company. As a result of the Direct Listing, we became LiveOne’s majority owned subsidiary. Our principal executive offices are located at 335 North Maple Drive, Suite 127, Beverly Hills, CA 90210. Our main corporate website address is www.podcastone.com. We make available on or through our website our periodic reports that we file with the SEC. This information is available on our website free of charge as soon as reasonably practicable after we electronically file the information with or furnish it to the SEC. The contents of our website are not incorporated by reference into this document and shall not be deemed “filed” under the Exchange Act.

MANAGEMENT

Executive Officers and Directors

Set forth below are the names, ages and positions of our executive officers and directors as of December 31, 2023:

Name	Age	Position(s)
Executive Officers
Kit Gray	47	President
Robert Ellin	58	Executive Chairman and Director
Aaron Sullivan	42	Chief Financial Officer
Sue McNamara	59	Chief Revenue Officer

Non-Employee Directors
Jay Krigsman(1)	57	Director
Craig Foster(1)	51	Director
Ramin Arani(1)	52	Director
Patrick Wachsberger(1)	70	Director
James Berk(1)	63	Director

(1)	Certain of our non-employee directors were appointed as a member of the Audit Committee, Compensation Committee and/or the Nominating and Corporate Governance Committee of our board of directors in connection with the consummation of the Spin-Out.

Executive Officers

Kit Gray has served as our President and Co-Founder since October 2012. Prior to such date, Mr. Gray had worked at Katz Media Group (subsidiary of Clear Channel/iHeart Communications) in the Boston, New York and Los Angeles offices. Mr. Gray is a seasoned executive with extensive podcasting experience together with substantial financial and operational experience in building, managing and scaling the podcasting industry. Mr. Gray holds an MBA in finance and marketing from the Crummer Graduate School of Business at Rollins College, where he also received his undergraduate degree.

Robert S. Ellin has served as our director since July 1, 2020 and as the Executive Chairman of our board of directors since December 14, 2022. Mr. Ellin is LiveOne’s Chief Executive Officer and Chairman of the board of directors and has been serving in such role since September 7, 2017. Prior to such date Mr. Ellin served in various capacities with LiveOne as its founder. Mr. Ellin has more than 20 years of investment and turnaround experience. He is Managing Director and Portfolio Manager of Trinad Capital Master Fund Ltd. (“Trinad Capital”). Trinad Capital is a hedge fund dedicated to investing in micro-cap public companies. Mr. Ellin was a founder and served as a member of the board of directors from February 2005 to September 2013, and as Executive Chairman of the board of directors, of Mandalay Digital Group, Inc. (MNDL) from December 2011 to April 2013. He has also served on the Board of Governors at Cedars-Sinai Hospital in Los Angeles, California since March 2007. Prior to joining Trinad Capital, Mr. Ellin was the founder and President of Atlantis Equities, Inc. (“Atlantis”), a private investment company. Founded in 1990, Atlantis actively managed an investment portfolio of small capitalization public companies as well as select private company investments. Mr. Ellin played an active role in Atlantis investee companies including board representation, management selection, corporate finance and other advisory services. Through Atlantis and related companies, he spearheaded investments into THQ, Inc., Grand Toys, Forward Industries, Inc. (FORD), Majesco Entertainment (COOL) and iWon.com. Mr. Ellin also completed a leveraged buyout of S&S Industries, Inc. where he served as President from 1996 to 1998. S&S Industries was one of the largest manufacturers in the world of underwires which had strong partnerships with leading companies including Bally’s, Maidenform, and Sara Lee. Prior to founding Atlantis Equities, Mr. Ellin worked in Institutional Sales at LF Rothschild and was Manager of Retail Operations at Lombard Securities. Mr. Ellin received his BBA degree from Pace University.

Board Membership Qualifications: Our board of directors has concluded that Mr. Ellin is well-qualified to serve on our board of directors and has the requisite qualifications, skills and perspectives based on, among other factors, him being the Chief Executive Officer and Chairman of LiveOne, Inc., Managing Director and Portfolio Manager of Trinad Capital, a significant stockholder of LiveOne, and his extensive business, investment, finance and public company experience, particularly in investing in micro-cap public companies.

Aaron Sullivan has served as our Chief Financial Officer since January 24, 2024 and as our Interim Chief Financial Officer since December 31, 2021. Mr. Sullivan also serves as LiveOne’s Interim Chief Financial Officer and has been serving in such role since December 31, 2021, and has been LiveOne’s Vice President and Controller since March 2019. Mr. Sullivan is a seasoned executive with extensive financial, mergers and acquisitions and operational experience in building, managing and scaling organizations, as well with financial reporting and internal controls. Mr. Sullivan has built and led financial organizations across multi-billion-dollar technology companies. Prior to his appointment as LiveOne’s Vice President and Controller, Mr. Sullivan served as the Controller - Cloud of j2 Global, Inc. (now Consensus Cloud Solutions, Inc.), a cloud software company, since July 2015. Prior to that, Mr. Sullivan worked at PricewaterhouseCoopers LLP, a global public accounting firm. Mr. Sullivan holds a B.A, Business & Economics degree from Trinity College Dublin, Ireland and is a Certified Public Accountant.

Sue McNamara  has served as our Executive Vice President of Sales at PodcastOne since April 2019.  Ms. McNamara is a seasoned sales executive with 20+ years of extensive audio experience, including creating new revenue streams, expanding markets reach and driving revenue and market share to new heights. Prior to joining PodcastOne, Ms. McNamara was the VP of Northeast Sales for the United States Traffic Network, after almost a decade as Senior Vice President of Advertising Sales at CBS and 12+ years as the Executive Vice President/General Manager at Interep, for CBS Radio Sales.  Ms. McNamara builds world class teams, spearheads revenue growth strategies and cross platform campaigns that cultivate client loyalty, develops sustainable business, and delivers revenue growth. She was named one of Radio Ink’s Most Influential Women in Radio for six years in a row from 2009-2014.

Non-Employee Directors

James Berk has served as a director of our Company since January 23, 2023. Mr. Berk is currently the Chairman and CEO of Goodman Media Partners since November 2017, investing in early-stage media and tech companies. Previously, Mr. Berk was our Chief Executive Officer from 2015 to 2017, where he led operations and strategy and positioned our Company for acquisition. From 2006 to 2015, Mr. Berk was the Chief Executive Officer of Participant Media, a global media and entertainment company that created content that inspired positive social change. During Mr. Berk’s tenure, Participant greenlit more than 67 films, launched a digital news and social impact channel and cable television network. Prior to that, Mr. Berk served as the Chairman and the Chief Executive Officer of Gryphon Colleges from 2003 to 2006, which acquired and consolidated independent for-profit colleges, as the President and the Chief Executive Officer of Fairfield Communities, America’s largest independent vacation ownership companies from 1999 to 2003, and the President and the Chief Executive Officer of Hard Rock Café International, a global entertainment and leisure company from 1995 to 1999. Since 2015, Mr. Berk has served as the Chairman of the UCLA School of Theater, Film and Television Executive Board, is a member of the USC Rossier School of Education Board and is a voting member of the Academies of Recording, Television, and Motion Picture Arts and Sciences. Mr. Berk received a BA in Fine Arts from California State University, Northridge, and Masters in Public Administration from California Lutheran College.

Board Membership Qualifications: Our board of directors has concluded that Mr. Berk is well-qualified to serve on our board of directors and has the requisite qualifications, skills and perspectives based on, among other factors, his 25+ years serving as a chief executive officer, prior experience as our Chief Executive Officer, knowledge of the entertainment and media sector and his expertise in strategic planning, operations, mergers and acquisitions.

Jay Krigsman has served as a director of our Company since September 8, 2023. Mr. Krigsman has also served as a director of LiveOne since April 26, 2012. Mr. Krigsman has been the Executive Vice President and Asset Manager of The Krausz Companies since 1992, where he assists in property acquisitions, oversees the company’s property management team and is responsible for developing and implementing strategic leasing programs. Prior to joining The Krausz Companies, Mr. Krigsman had the senior leasing responsibilities for Birtcher Development Co. Mr. Krigsman holds a Certified Commercial Investment Member designation from the CCIM Institute, a Sr. Certified Leasing Specialist designation from the International Council of Shopping Centers and holds a California Real Estate Broker’s License. Mr. Krigsman currently serves on the board of directors of Trinad Capital. Mr. Krigsman received a BA in Business Administration from the University of Maryland.

Board Membership Qualifications: Our board of directors has concluded that Mr. Krigsman is well-qualified to serve on our board of directors and has the requisite qualifications, skills and perspectives based on, among other factors, his professional background and experience in acquisitions and management and him being the Executive Vice President and Asset Manager of The Krausz Companies for over 20 years.

Craig Foster has served as a director of our Company since September 8, 2023. Mr. Foster has also served as a director of LiveOne since July 7, 2017. Mr. Foster previously served as the Chief Financial Officer and Chief Accounting Officer of Amobee, Inc., a digital advertising platform, from April 2015 until May 2017. From February 2013 until April 2015, Mr. Foster served as Chief Financial Officer and Chief Accounting Officer of Ubiquiti Networks, Inc., a publicly-traded networking and communications company. From June 2012 to February 2013, Mr. Foster served as Director in the technology infrastructure and software group of Credit Suisse Securities (USA) LLC, an investment bank. From August 2007 to June 2012, Mr. Foster served as an Executive Director and co-head of the software group of UBS Securities LLC, an investment bank. Mr. Foster has also held various management positions at RBC Capital Markets, an investment bank, Loudcloud, a software and services platform, PricewaterhouseCoopers, a public accounting firm and Deloitte, a public accounting firm. Mr. Foster holds an M.B.A. in Finance from the Wharton School of Business and a B.A. in Economics from the University of California, San Diego.

Board Membership Qualifications: Our board of directors has concluded that Mr. Foster is well-qualified to serve on our board of directors and has the requisite qualifications, skills and perspectives based on, among other factors, his extensive experience in technology and software for over 10 years.

Ramin Arani has served as a director of our Company since September 8, 2023. Mr. Arani has also served as a director of LiveOne since January 14, 2019. Mr. Arani was the portfolio manager at Fidelity Management & Research Company (“FMR Co”), the investment adviser for Fidelity’s family of mutual funds, until his retirement at the end of 2018. FMR Co is a wholly owned subsidiary of FMR LLC, which is a greater than 5% stockholder of LiveOne and acquired its position as part of our public offering completed in December 2017. Fidelity Investments is a leading provider of investment management, retirement planning, portfolio guidance, brokerage, benefits outsourcing, and other financial products and services to more than 20 million individuals, institutions and financial intermediaries. In his portfolio manager role, he served as the lead manager of the Fidelity Puritan Fund. Prior to assuming his lead responsibilities in 2008, Mr. Arani co-managed Fidelity Puritan Fund from 2007 to 2008. Previously, he managed the equity portion of Fidelity Asset Manager Portfolio from 2005 to 2006, Fidelity Trend Fund from 2000 to 2007 and Select Health Care Portfolio from 1999 to 2000. Mr. Arani has held various other roles within FMR Co’s Equity Research group, including that of analyst covering the health care industry from 1999 to 2000, analyst covering the retail industry/portfolio manager of Select Retailing Portfolio from 1997 to 1999, and analyst covering defense electronics companies, then real estate investment trusts from 1992 to 1996. Before joining Fidelity in 1992, Mr. Arani was a research analyst intern at Josephthal & Co. in 1991. He has been in the investments industry since 1992. Mr. Arani earned his Bachelor of Arts degree in international relations from Tufts University. He also received the 1994, 1996 and 1998 Institutional Investor “Best of the Buyside” awards for his research work.

Board Membership Qualifications: Our board of directors has concluded that Mr. Arani is well-qualified to serve on our board of directors and has the requisite qualifications, skills and perspectives based on, among other factors, his experience in the investment industry for over 25 years, including deep understanding of the capital markets.

Patrick Wachsberger has served as a director of our Company since September 8, 2023. Mr. Wachsberger has also served as a director of LiveOne since January 25, 2019. Mr. Wachsberger currently serves as the founder and manager of Picture Perfect Entertainment LLC, a film and television production and distribution studio he founded in 2018. Prior to that, Mr. Wachsberger was serving as Co-Chairman of Lionsgate Films (Lionsgate Motion Picture Group), an American film production and film distribution studio (“Lionsgate”), joining in January 2012 when Lionsgate acquired Summit Entertainment, which he helped launch in 1993. Mr. Wachsberger has risen to become one of the leading international film executives in the world during his 30-year motion picture industry career. As Co-Chairman at Lionsgate, Mr. Wachsberger oversaw all aspects of Lionsgate’s feature film acquisition, production and distribution and was responsible for leading its motion picture business around the world. During his tenure, Lionsgate’s feature film slate generated nearly $10 billion at the global box office over the past five years, led by the critically-acclaimed breakout sensation Wonder, the global box office phenomenon La Land, winner of six Academy Awards ®, double Oscar® winner Hacksaw Ridge, and the blockbuster Hunger Games, John Wick, and Now You See Me franchises. Other recent hits include The Hitman’s Bodyguard, The Big Sick (in partnership with Amazon Studios) and The Shack. Under Mr. Wachsberger’s leadership, Lionsgate built a global distribution infrastructure encompassing nearly 20 output deals in major territories, including the successful 50/50 joint venture of International Distribution Company in Latin America and Lionsgate’s successful self-distribution operations in the U.K. Lionsgate, while also continuing to grow its film business in China and India. Mr. Wachsberger was awarded in 2017 the prestigious honor of Chevalier des Arts et des Lettres (Knight in the Order of Arts and Letters), received CineEurope’s International Distributor of the Year award in 2018 and was named as a “Game Changer” at the 2016 Zurich Film Festival.

Board Membership Qualifications: Our board of directors has concluded that Mr. Wachsberger is well-qualified to serve on the board of directors and has the requisite qualifications, skills and perspectives based on, among other factors, his extensive experience and leadership in the media and entertainment industry, including with respect to the acquisition, production, growth and distribution of various entertainment assets.

Composition of our Board of Directors

Our board of directors is currently composed of five members. Our Amended and Restated Certificate of Incorporation provide that the number of directors of our board shall be established from time to time by our board of directors. Mr. Ellin is serving as the chairperson of our board of directors.

Controlled Company Exemption

As a result of the completion of the Spin-Out, we are a “controlled company” within the meaning of the corporate governance standards of The Nasdaq Capital Market. As a result, we qualify for exemptions from certain corporate governance requirements under the rules, including the requirements that within one year of the completion of this offering we have a board that is composed of a majority of “independent directors,” as defined under the rules, and a compensation committee and a nominating and corporate governance committee that are composed entirely of independent directors. However, we currently intend to comply with all corporate governance requirements of The Nasdaq Capital Market and not to rely on such exemptions. In addition, even though we are a controlled company, we are required to comply with the rules of the SEC and Nasdaq relating to the membership, qualifications, and operations of the audit committee, as discussed below.

The rules of The Nasdaq Capital Market define a “controlled company” as a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. As of the completion of the Spin-Out, LiveOne beneficially owns approximately 75.4% of the outstanding shares of our common stock and voting power (after the conversion of all of the outstanding Bridge Notes and not including the exercise of the Bridge Warrants or the exercise of the Placement Agent Warrants). Through its control of shares of our common stock representing a majority of the votes entitled to be cast in the election of directors, LiveOne has the ability to control the vote to elect all of our directors. Accordingly, we qualify as a “controlled company” under the listing requirements of The Nasdaq Capital Market and are able to rely on the exemptions described above. However, we currently intend not to rely on such exemptions and intend to comply with all corporate governance requirements of The Nasdaq Capital Market. If we cease to be a controlled company and our common stock continues to be listed on The Nasdaq Capital Market, we will not be able to rely on such exemptions thereafter.

Director Independence

Our Board has undertaken a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our Board has affirmatively determined that each of our directors, other than Mr. Ellin is an “independent director,” as defined under Nasdaq rules. In making these determinations, our board of directors considered the current and prior relationships that each director has with our Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director and the transactions involving them described in “Certain Relationships and Related Party Transactions.” In addition to determining whether each director satisfies the director independence requirements set forth in Nasdaq rules, in the case of members of our audit committee and compensation committee, our board of directors made an affirmative determination that such members also satisfy separate independence requirements and current standards imposed by the SEC and Nasdaq.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Leadership Structure of the Board

Our Amended and Restated Bylaws and corporate governance guidelines provide our board of directors with flexibility to combine or separate the positions of chairperson of the board of directors and our Chief Executive Officer and/or President and if desired, to implement a lead independent director in accordance with its determination regarding which structure would be in the best interests of our Company. As of the date of this prospectus, we have not chosen a lead independent director. A lead independent director, if implemented, will preside over all meetings of the board of directors at which the chair is not present, including any executive sessions of the independent directors, approve board of directors meeting schedules and agendas, and act as the liaison between the independent directors and our Chief Executive Officer and/or President and the chair of the board of directors.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks we face. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations, or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial and cybersecurity risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also approves or disapproves any related person transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Committees of the Board of Directors

Our board of directors will have an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which have the composition and responsibilities described below.

Audit Committee

Our audit committee will be responsible for, among other things:

●	appointing, approving, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm its independence from management;

●	reviewing with our independent registered public accounting firm the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual financial statements that we file with the SEC;

●	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

●	reviewing our policies on risk assessment, risk management, and risk oversight, including responsibility for oversight of risks and exposures associated with major financial and cybersecurity risks;

●	reviewing related person transactions; and

●	establishing procedures for the confidential, anonymous submission of concerns regarding questionable accounting, internal controls, or auditing matters.

Our audit committee consists of Messrs. Foster, Arani and Krigsman, with Mr. Foster serving as chair. Rule 10A-3 under the Exchange Act and Nasdaq rules require that our audit committee have at least one independent member, have a majority of independent members within 90 days of May 15, 2023, and be composed entirely of independent members within one year of May 15, 2023. Our board of directors has affirmatively determined that Messrs. Foster, Arani and Krigsman each meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 under the Exchange Act and Nasdaq rules. Each member of our audit committee also meets the financial literacy requirements of Nasdaq rules. In addition, our board of directors has determined that Mr. Foster will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors has adopted a written charter for the audit committee, which is available on our principal corporate website at www.podcastone.com.

Compensation Committee

Our compensation committee is responsible for, among other things:

●	reviewing and approving the compensation of our directors, Chief Executive Officer, and other executive officers;

●	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections, and any other compensatory arrangements for our executive officers;

●	overseeing our compensation and employee benefit plans; and

●	appointing and overseeing any compensation consultants.

Our compensation committee consists of Messrs. Krigsman, Arani and Wachsberger, with Mr. Krigsman serving as chair. Our board has determined that Messrs. Krigsman, Arani and Wachsberger each meet the definition of “independent director” for purposes of serving on the compensation committee under Nasdaq rules. All members of our compensation committee are “non-employee directors” as defined in Rule 16b-3under the Exchange Act. Our board of directors has adopted a written charter for the compensation committee, which is available on our principal corporate website at www.podcastone.com.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for, among other things:

●	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

●	evaluating the overall effectiveness of our board of directors and its committees; and

●	reviewing developments in corporate governance compliance and developing and recommending to our board of directors a set of corporate governance guidelines.

Our nominating and corporate governance committee consists of Messrs. Berk, Krigsman, Foster and Arani, with Mr. Arani serving as chair. Our board has determined that Messrs. Berk, Krigsman, Foster and Arani each meet the definition of “independent director” for purposes of serving on the nominating and corporate governance committee under Nasdaq rules. Our board of directors has adopted a written charter for the nominating and corporate governance committee, which is available on our principal corporate website at www.podcastone.com.

Our board of directors may, from time to time, establish other committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been one of our officers or employees. Except as set forth herein, none of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. Because we are currently a wholly owned subsidiary of LiveOne and will be a majority owned subsidiary upon the completion of the Spin-Out, we have certain compensation committee interlocks with LiveOne. Messrs. Ellin, Arani, Krigsman, Foster and Wachsberger serve on the board of directors of LiveOne, and Mr. Krigsman serves on the compensation committee of the board of directors of LiveOne.

Indemnification and Insurance

We maintain directors’ and officers’ liability insurance. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws will include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances. We intend to enter into indemnification agreements with all of our directors to provide our directors and certain of their affiliated parties with additional indemnification and related rights. See “Description of Capital Stock — Limitation on Liability of Directors and Indemnification.”

Code of Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our code of business conduct and ethics is posted on our principal corporate website at www.podcastone.com. In addition, we intend to post on our website all disclosures that are required by law or Nasdaq rules concerning any amendments to, or waivers from, any provision of the code.

Nominations to the Board of Directors

General — Our directors take a critical role in guiding our strategic direction and oversee the management of our Company. Our board of directors’ candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the stockholders, diversity, and personal integrity and judgment. In addition, directors must have time available to devote to our board of directors activities and to enhance their knowledge of our business. Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to our Company.

Our nominating and corporate governance committee assists our board of directors in identifying qualified individuals to become board members, in determining the composition of our board of directors and in monitoring the process to assess board effectiveness.

Changes to the Procedures by Which Security Holders May Recommend Nominees to Our Board of Directors — During the year ended March 31, 2022, there were no material changes to the procedures by which our security holders may recommend nominees to our board of directors.

2022 Non-Employee Director Compensation

Historically, we have not had a formalized non-employee director compensation program, and we anticipate that prior to the completion of the Spin-Out, none of our non-employee directors shall receive any compensation for their services on our board of directors. In connection with the completion of the Spin-Out, we intend to adopt the following non-employee director compensation program for their services as a director of our Company (the “Director Compensation Program”). Director compensation shall initially consist of an annual grant of between $90,000 and $130,000 worth of restricted stock units (or pro-rata for service less than one year) to each director, consisting of an annual grant of $90,000 worth of restricted stock units to each independent board member and (i) $10,000 worth of restricted stock units to each member of our audit committee and an additional $15,000 worth of restricted stock units to the chairman of our audit committee, and (ii) $5,000 worth of restricted stock units to each member of our compensation committee and an additional $10,000 worth of restricted stock units to the chairman of our compensation committee, with the number of restricted stock units calculated based on the fair market value of our stock on the date of the grant approval date. Members of our Nominating Committee are not expected initially to receive any additional compensation for their service on such committee. Each restricted stock unit represents a contingent right to receive one share of our common stock or the cash value thereof. Our board of director, in its sole discretion, will determine in accordance with the terms and conditions of our 2022 Plan the form of payout of the restricted stock units (cash and/or stock). Each director shall have the option to defer the settlement of the restricted stock units awarded to such person until the earlier of such time as such person is no longer serving on our board of directors or up to five years from the vesting date. Each annual restricted stock units grant is expected to vest in full on the later of the first anniversary of the date of the grant or the date of the next annual meeting, subject to continued service through each applicable vesting date. All equity awards held by non-employee directors under the Director Compensation Program will vest in full upon the consummation of a Change in Control (as defined in the 2022 Plan), subject to their continued service through immediately prior to such date. We shall also reimburse our non-employee directors for travel and other necessary business expenses incurred in the performance of their services for us.

 At the direction of the compensation committee of our board of directors, we intend to undertake a process to formerly review, on a periodic basis, our board of directors’ compensation, including but not limited to pay for (x) each of our non-employee directors in cash, (y) each member of the audit committee, compensation committee and nominating committee additional annual cash amounts, and (z) the chairpersons of the audit committee, compensation committee and nominating committee additional cash amounts. We anticipate retaining in the future an expert compensation consulting firm to benchmark director compensation and provide recommendations around near and long-term compensation for our board of directors. Currently, no additional per-meeting fees apply under the director compensation program. Subject to such compensation review, we may also grant to each non-employee director restricted stock units, shares of our common stock and/or stock options to purchase shares of our common stock (A) upon such non-employee director’s appointment to the board of directors (prorated for the period from the director’s appointment through the anticipated date of our next annual meeting of stockholders), and (B) on an annual basis thereafter. We may also grant additional discretionary stock-based awards to our non-employee directors, and subject to our director compensation review and board’s approval, these directors may have the option of electing to receive their cash fees in the form of shares of our common stock. Only non-employee directors are currently eligible to receive compensation for their services as a director. Accordingly, Mr. Ellin, our Executive Chairman shall not receive any separate director compensation during our fiscal year ending March 31, 2023.

The following table sets forth information concerning the compensation earned by our non-employee directors for our fiscal year ended March 31, 2022.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Total ($)
Robert Ellin(1)	—	—	—
Ramin Arani(2)	—	—	—
Craig Foster (2)	—	—	—
Jay Krigsman(2)	—	—	—
Patrick Wachsberger(2)	—	—	—
James Berk(3)	—	—	—

(1)	Mr. Ellin joined our board of directors on July 1, 2020.
(2)	Messrs. Arani, Foster, Krigsman and Wachsberger are directors who joined our board of directors on September 8, 2023.
(3)	Mr. Berk joined our board of directors on January 23, 2023.

EXECUTIVE COMPENSATION

The following is a discussion and analysis of compensation arrangements of our named executive officers (“NEOs”). This discussion contains forward looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies. As a “smaller reporting company” as defined in Regulation S-K, we have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

We seek to ensure that the total compensation paid to our executive officers is reasonable and competitive. Compensation of our executives is structured around the achievement of individual performance and near-term corporate targets as well as long-term business objectives.

Our NEOs for our fiscal year ended March 31, 2023 were as follows:

●	Kit Gray, our President;

●	Aaron Sullivan, our Chief Financial Officer; and

●	Sue McNamara, our Chief Revenue Officer.

2023 Summary Compensation Table

The following table sets forth for the fiscal years ended March 31, 2023 and 2022 compensation awarded or paid to our NEOs.

Name and Principal Position	Fiscal Year ended March 31	Salary ($)		Bonus ($)	Stock Awards ($)(2)		Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(1)		Total ($)
Kit Gray,	2023	375,000		—	188,000	(3)	—	—	—	25,326	(4)	588,326
President	2022	375,000		—	163,000	(3)	—	—	—	20,045	(4)	395,045

Aaron Sullivan,	2023	—	(5)	—	—	(5)	—	—	—	—	(5)	—
CFO	2022	—	(5)	—	—	(5)	—	—	—	—	(5)	—

Sue McNamara,	2023	325,000		—	40,000	(6)	—	—	—	14,490	(7)	456,990
CRO	2022	325,000		—	36,000	(6)	—	—	—	10,898	(7)	335,898

(1)	Unless otherwise indicated, the amount of perquisites and other personal benefits has been excluded as the total value of perquisites and other personal benefits for each Named Executive Officer per year was less than $10,000.
(2)	Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 based on PodcastOne’s closing price of $1.88 on January 2, 2023, the closest date to January 1, 2023 which was a holiday. Compensation expense resulting from granted restricted stock units and restricted stock awards is measured at fair value on the date of grant and is recognized as share-based compensation expense over the applicable vesting period.

(3)	Represents Mr. Gray’s grant of 175,000 and 175,745 restricted stock units of our Company, respectively, with each vested restricted stock unit to be settled by issuance to Mr. Gray of one share of our common stock. All of such restricted stock units have vested as of January 1, 2023.
(4)	The amount for 2023 represents personal benefits consisting of (i) health, dental and vision insurance in the amount of $16,908, (ii) life, accidental death and dismemberment insurance in the amount of $168 and (iii) 401k match in the amount of $8,250, paid by us on Mr. Gray’s behalf. The amount for 2022 represents personal benefits consisting of (i) health, dental and vision insurance in the amount of $12,272, (ii) life, accidental death and dismemberment insurance in the amount of $523, and (iii) 401k match in the amount of $7,250, paid by us on Mr. Gray’s behalf.
(5)	Mr. Sullivan did not receive any compensation or personal benefits from our Company for his services to us in addition to his compensation received from LiveOne.
(6)	Represents Ms. McNamara’s grant of 37,500 and 38,096 restricted stock units of our Company, respectively, with each vested restricted stock unit to be settled by issuance to Ms. McNamara’s of one share of our common stock. All of such restricted stock units have vested as of January 1, 2023.
(7)	The amount for 2023 represents personal benefits consisting of health, dental and vision insurance in the amount of $14,490, paid by us on Ms. McNamara’s behalf. The amount for 2022 represents personal benefits consisting of health, dental and vision insurance in the amount of $10,898, paid by us on Ms. McNamara’s behalf.

Narratives to 2023 Summary Compensation Table

2023 Salaries

Each of our NEOs, except for Mr. Sullivan, receive a base salary to compensate them for services rendered to our Company. Mr. Sullivan does not currently receive a salary from our Company and is expected to enter into a new employment agreement with our Company in connection with the Spin-Out pursuant to which he will receive a base salary to compensate him for services to be rendered to our Company. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities.

For fiscal year 2023, Messrs. Gray and Sullivan and Ms. McNamara had an annual base salary of $375,000, $0 and $325,000, respectively.

Our board of directors and compensation committee may adjust base salaries from time to time in their discretion.

2023 Bonuses

Pursuant to his employment agreement with our Company, Mr. Gray is eligible to receive an annual performance bonus with a target amount of up to $375,000. The actual amount of the performance bonus for a fiscal year may be less than, equal to, or greater than the target amount. The award of any performance bonus shall be at the complete discretion of and subject to determination and approval by our board of directors. For fiscal year 2023, neither we nor LiveOne awarded any bonus to Mr. Gray, similar to other executives of LiveOne and our Company.

Mr. Sullivan has not entered into an employment agreement with our Company, but is expected to enter into a new employment agreement with us in connection with the Spin-Out pursuant to which he will be eligible to receive an annual performance bonus with a target amount of up to the amount of his annual salary. The actual amount of the performance bonus for a fiscal year may be less than, equal to, or greater than the target amount. The award of any performance bonus shall be at the complete discretion of and subject to determination and approval by our board of directors.

Pursuant to her employment agreement with our Company, Ms. McNamara is eligible to receive an annual performance bonus with a target amount of 100% of her average annualized base salary during the fiscal year for which the performance bonus is earned. The actual amount of the performance bonus for a fiscal year may be less than, equal to, or greater than the target amount. The award of any performance bonus shall be at the complete discretion of and subject to determination and approval by our board of directors. For fiscal year 2023, neither we nor LiveOne awarded any bonus to Ms. McNamara, similar to other executives of LiveOne and our Company.

Equity-Based Compensation

Effective as of January 1, 2023, pursuant to his new employment agreement with our Company, we granted Mr. Gray 325,000 of our restricted stock units, made under our 2022 Plan. The restricted stock units vest as discussed below under “Additional Narratives to 2023 Summary Compensation Table and Outstanding Equity Awards at 2023 Fiscal Year End - Named Executive Officer Employment Agreements.”

Mr. Sullivan has not entered into an employment agreement with our Company, but is expected to enter into a new employment agreement with us in the near future in connection with the Spin-Out pursuant to which he will be eligible to receive an annual equity compensation grant, as well as any other compensation grants or awards as our board of directors shall determine.

Effective as of January 1, 2023, pursuant to her new employment agreement with our Company, we granted Ms. McNamara 125,000 of our restricted stock units, made under our 2022 Plan. The restricted stock units vest as discussed below under “Additional Narratives to 2023 Summary Compensation Table and Outstanding Equity Awards at 2023 Fiscal Year End - Named Executive Officer Employment Agreements.”

In connection with the Spin-Out, we have adopted our 2022 Plan in order to facilitate the grant of equity incentives to our directors, employees (including our NEOs), and consultants and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. The 2022 Plan was adopted effective as of September 8, 2023. We also intend to obtain approval of the 2022 Plan by our stockholders. For additional information about the 2022 Plan, please see “ — Additional Narratives to 2023 Summary Compensation Table and Outstanding Equity Awards at 2022 Fiscal Year End — Equity Compensation Plans” below.

Other Elements of Compensation

Retirement Savings and Health and Welfare Benefits

We currently maintain a 401(k) retirement savings plan for our employees, including our NEOs, who satisfy certain eligibility requirements. Our NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees. We may make discretionary matching contributions to the 401(k) Plan on behalf of our employees up to a maximum of 100% of the participant’s elective deferral up to a maximum of 5% of the employees’ annual compensation.

All of our full-time employees, including our NEOs, are eligible to participate in our health and welfare plans, including medical, dental, and vision benefits; medical and dependent care flexible spending accounts; short-term and long-term disability insurance; and life and AD&D insurance.

Perquisites and Other Personal Benefits

As set forth in the 2022 Summary Compensation Table above, we provided certain perquisites to our NEOs in fiscal year 2022. Our compensation committee or board of directors may from time to time approve perquisites to be provided to our NEOs and other executive officers in the future when our compensation committee determines that such perquisites are necessary or advisable to fairly compensate or incentivize our employees.

2023 Outstanding Equity Awards at Fiscal Year Ended

The following table sets forth certain information with respect to grants of plan-based awards for the fiscal year ended March 31, 2023 to our NEOs. Except as set forth below, all of the outstanding equity awards granted to our NEOs were fully vested as of March 31, 2023.

	Option awards					Stock awards
Name	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)		Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Kit Gray	—	(1)	—	—	—	—	—	—	—	(1)	—

Aaron Sullivan	—		—	—	—	—	—	—	—		—

Sue McNamara	—		—	—	—	—	—	—	—	(2)	—

(1)	Does not include the grant of 325,000 restricted stock units granted to Mr. Gray on August 28, 2023, with each vested restricted stock unit to be settled by issuance to Mr. Gray of one share of our common stock, which shall vest as follows: one-half of such restricted stock units vested on January 1, 2024 and the remaining restricted stock units shall vest in equal tranches of 40,625 units every three months from January 1, 2024, with the last tranche vesting on January 1, 2025, subject to Mr. Gray being continuously employed by and being in good standing with our Company and his employment agreement being in effect, in each case through each applicable vesting date. In the event of a PC1 Change of Control (as defined in Mr. Gray’s employment agreement), 50% of his unvested restricted stock units shall vest effective immediately prior to such event.
(2)	Does not include the grant of 125,000 restricted stock units granted to Ms. McNamara on August 9, 2023, with each vested restricted stock unit to be settled by issuance to Ms. McNamara of one share of our common stock, which shall vest as follows: one-half of such restricted stock units vested on January 1, 2024 and the remaining restricted stock units shall vest on January 1, 2025, subject to Ms. McNamara being continuously employed by and being in good standing with our Company and her employment agreement being in effect, in each case through each applicable vesting date. In the event of a PC1 Change of Control (as defined in Ms. McNamara’s employment agreement), 50% of her unvested restricted stock units shall vest effective immediately prior to such event.

Additional Narratives to 2023 Summary Compensation Table and Outstanding Equity Awards at 2023 Fiscal Year End

Named Executive Officer Employment Agreements

The material terms of employment agreements with the NEOs previously entered into by our Company are described below.

Kit Gray — On August 28, 2023 and effective as of January 1, 2023, we entered into a new employment agreement (the “Gray Employment Agreement”) with Mr. Gray, our current President. The term of the Employment Agreement is for two years from January 1, 2023 at an annual salary of $375,000. Mr. Gray is eligible to earn an annual fiscal year performance bonus for each whole or partial fiscal year of his employment period with the Company in accordance with our ABP (as defined below) applicable to our executive officers and other employees. Mr. Gray’s “target” performance bonus shall be 100% of his average annualized base salary during the fiscal year for which the performance bonus is earned. Pursuant to the Gray Employment Agreement, Mr. Gray was granted: (i) 325,000 restricted stock units of our Company (the “PodcastOne Gray RSUs”), and (ii) 150,000 restricted stock units of LiveOne (the “LiveOne Gray RSUs” and together with the PodcastOne Gray RSUs, the “Gray RSUs”). The PodcastOne Gray RSUs were granted pursuant to our 2022 Plan, and the LiveOne Gray RSUs were granted pursuant to LiveOne’s 2016 Equity Incentive Plan, as amended. 50% of the Gray RSUs vested on January 1, 2024 (the “Initial Vesting Date”), and the remaining 50% of the RSUs shall vest in four equal increments every three months from the Initial Vesting Date (each a “Subsequent Vesting Date” and collectively with the Initial Vesting Date, the “Vesting Dates”), subject to Mr. Gray being continuously employed by and being in good standing with our Company and the Gray Employment Agreement being in effect, in each case through each applicable Vesting Date (except as provided below). Each vested PodcastOne Gray RSU shall be settled by delivery to Mr. Gray of one share of our common stock promptly following the applicable Vesting Date (except as provided below) (a “PC1 Settlement Date”). Each vested LiveOne Gray RSU shall be settled by delivery to Mr. Gray of one share of LiveOne’s common stock promptly following the applicable Vesting Date. In the event a PC1 Change of Control (as defined in the Gray Employment Agreement), if Mr. Gray remains employed by us through the date of such PC1 Change of Control, 50% of then unvested PodcastOne Gray RSUs shall vest in full effective immediately prior to such event. In the event a LVO Change of Control (as defined in the Gray Employment Agreement), if Mr. Gray remains employed by our Company through the date of such LVO Change of Control, 50% of then unvested LiveOne Gray RSUs shall vest in full effective immediately prior to such event. The Gray RSUs grants were evidenced by a standard form of our Company’s or LiveOne’s restricted stock units award agreement, as applicable. If Mr. Gray’s employment is terminated by us without “Cause” or by Mr. Gray for “Good Reason” (each as defined in the Gray Employment Agreement, subject to our right to cure), he will be entitled to termination benefits, pursuant to which we will be obligated to (i) pay Mr. Gray certain accrued obligations and to continue to pay Mr. Gray his base salary for a period that is the lesser of (x) 6 months from the effective termination date and (y) the remaining period of the term of the Gray Employment Agreement, and (ii) accelerate the vesting of 100% of any unvested Gray RSUs and any other equity awards granted by us to Mr. Gray. The foregoing termination benefits are subject to Mr. Gray’s delivery to our Company of an executed release of claims against it and its affiliates and continued compliance with his confidentiality agreement with our Company.

Aaron Sullivan — Mr. Sullivan has not entered into an employment agreement with our Company and provides services to us pursuant to his employment offer letter with LiveOne, with no additional compensation paid by us to him for such services.

Sue McNamara — On August 9, 2023 and effective as of January 1, 2023, we entered into a new employment agreement with Ms. McNamara, our current Chief Revenue Officer (the “McNamara Employment Agreement”). The term of the McNamara Employment Agreement is for two years from January 1, 2023 at an annual salary of $325,000. Ms. McNamara is eligible to earn an annual fiscal year performance bonus for each whole or partial fiscal year of her employment period with us in accordance with our ABP applicable to our executive officers and other employees. Ms. McNamara’s “target” performance bonus shall be 100% of her average annualized base salary during the fiscal year for which the performance bonus is earned. Pursuant to the McNamara Employment Agreement, Ms. McNamara was granted: (i) 125,000 restricted stock units of our Company (the “PodcastOne McNamara RSUs”), and (ii) 75,000 restricted stock units of LiveOne (the “LiveOne McNamara RSUs” and together with the PodcastOne McNamara RSUs, the “McNamara RSUs”). The PodcastOne McNamara RSUs were granted pursuant to our 2022 Plan, and the LiveOne McNamara RSUs were granted pursuant to LiveOne’s 2016 Equity Incentive Plan, as amended. 50% of the McNamara RSUs vested on January 1, 2024 (the “Initial Vesting Date”), and the remaining 50% of the McNamara RSUs shall vest on January 1, 2024, subject to Ms. McNamara being continuously employed by and being in good standing with our Company and the McNamara Employment Agreement being in effect, in each case through each applicable vesting date (except as provided below). Each vested PodcastOne McNamara RSU shall be settled by delivery to Ms. McNamara of one share of our common stock promptly following the applicable Vesting Date (a “PC1 Settlement Date”). Each vested LiveOne McNamara RSU shall be settled by delivery to Ms. McNamara of one share of LiveOne’s common stock promptly following the applicable Vesting Date (except as provided below). In the event a PC1 Change of Control (as defined in the McNamara Employment Agreement), if Ms. McNamara remains employed by our Company through the date of such PC1 Change of Control, 50% of then unvested PodcastOne McNamara RSUs shall vest in full effective immediately prior to such event. In the event a LVO Change of Control (as defined in the McNamara Employment Agreement), if Ms. McNamara remains employed by our Company through the date of such LVO Change of Control, 50% of then unvested LiveOne McNamara RSUs shall vest in full effective immediately prior to such event. The McNamara RSUs grants will be evidenced by a standard form of our Company’s or LiveOne’s restricted stock units award agreement, as applicable. If Ms. McNamara’s employment is terminated by us without “Cause” or by Ms. McNamara for “Good Reason” (each as defined in the McNamara Employment Agreement, subject to our right to cure), she will be entitled to termination benefits, pursuant to which we will be obligated to (i) pay Ms. McNamara certain accrued obligations and to continue to pay Ms. McNamara her base salary for a period that is the lesser of (x) 6 months from the effective termination date and (y) the remaining period of the term of the McNamara Employment Agreement, and (ii) accelerate the vesting of 100% of any unvested McNamara RSUs and any other equity awards granted by us. The foregoing termination benefits are subject to Ms. McNamara’s delivery to our Company of an executed release of claims against it and continued compliance with her confidentiality agreement with our Company. If Ms. McNamara’s employment is terminated by us without “Cause” or by Ms. McNamara for “Good Reason” (each as defined in the McNamara Employment Agreement, subject to our right to cure), she will be entitled to termination benefits, pursuant to which we will be obligated to (i) pay Ms. McNamara certain accrued obligations and to continue to pay Ms. McNamara her base salary for a period that is the lesser of (x) 6 months from the effective termination date and (y) the remaining period of the term of the McNamara Employment Agreement, and (ii) accelerate the vesting of 100% of any unvested McNamara RSUs and any other equity awards granted by us to Ms. McNamara. The foregoing termination benefits are subject to Ms. McNamara’s delivery to us of an executed release of claims against it and continued compliance with her confidentiality agreement with us.

New Employment Agreements with Certain Named Executive Officers & Executive Chairman

In connection with the Spin-Out, we intend to enter into new employment agreements with Mr. Sullivan and Mr. Ellin that supersede and replace the salary, bonus, equity compensation and severance benefits they would otherwise be entitled to receive. Among other things, these employment agreements will provide for an annual base salary, target bonus entitlement, and the right to participate in benefits made available to other similarly situated executives.

Confidential Information and Intellectual Property Assignment Agreements with Named Executive Officers

Each of our NEOs and Executive Chairman have also executed or is expected to execute our standard confidential information and intellectual property assignment agreement.

2022 Equity Incentive Plan

The following summarizes the material terms of our equity compensation plan in which our NEOs are eligible to participate following the completion of the Spin-Out.

We have adopted the 2022 Plan, which became effective in connection with the completion of the Spin-Out. The principal purpose of the 2022 Plan is to attract, retain, and motivate selected employees, consultants, and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Pursuant to the 2022 Plan, there are 2,000,000 shares of our common stock reserved for future issuance to our employees, directors and consultants. As described below, incentive awards authorized under the 2022 Plan include, but are not limited to, incentive stock options within the meaning of Section 422 of the Code. If an incentive award granted under the 2022 Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to us in connection with the exercise of an incentive award, the shares subject to such award and the surrendered shares will become available for further awards under the 2022 Plan.

Administration — The 2022 Plan is administered by our compensation committee or our board of directors in the absence of such a committee. Subject to the terms of the 2022 Plan, the 2022 Plan administrator may select participants to receive awards, determine fair market value of our shares, determine the types of awards and terms and conditions of awards and interpret provisions of the 2022 Plan, to institute an exchange program (without stockholder approval) pursuant to which outstanding awards may be surrendered or cancelled in exchange for awards of the same type (which may have lower exercise prices and different terms), awards of a different type, and/or cash (except that the 2022 Plan administrator may not, without stockholder approval, reprice any options or stock appreciation rights (“SARs”), or pay cash or issue new options or SARs in exchange for the surrender and cancellation of outstanding options or SARs), modify awards granted under the 2022 Plan, and make all other determinations deemed necessary or advisable for administering the 2022 Plan.

Grants — The 2022 Plan authorizes the grant to participants of nonqualified stock options, incentive stock options, restricted stock awards, restricted stock units, performance grants intended to comply with Section 162(m) of the Code and SARs, as described below:

●	Options granted under the 2022 Plan entitle the grantee, upon exercise, to purchase up to a specified number of shares from us at a specified exercise price per share. The exercise price for shares of common stock covered by an option generally cannot be less than the fair market value of common stock on the date of grant unless agreed to otherwise at the time of the grant. In addition, in the case of an incentive stock option granted to an employee who, at the time the incentive stock option is granted, owns stock representing more than 10% of the voting power of all classes of stock of our Company or any parent or subsidiary, the per share exercise price will be no less than 110% of the fair market value of our common stock on the date of grant.

●	Restricted stock awards and restricted stock units may be awarded on terms and conditions established by the compensation committee or our board of directors, which may include performance conditions for restricted stock awards and the lapse of restrictions on the achievement of one or more performance goals for restricted stock units.

●	The compensation committee or our board of directors may make performance grants, each of which will contain performance goals for the award, including the performance criteria, the target and maximum amounts payable, and other terms and conditions.

●	The 2022 Plan authorizes the granting of stock awards. The compensation committee or our board of directors will establish the number of shares of our common stock to be awarded (subject to the aggregate limit established under the 2022 Plan upon the number of shares of our common stock that may be awarded or sold under the 2022 Plan) and the terms applicable to each award, including performance restrictions.

●	SARs entitle the participant to receive a distribution in an amount not to exceed the number of shares of our common stock subject to the portion of the SAR exercised multiplied by the difference between the market price of a share of our common stock on the date of exercise of the SAR and the market price of a share of our common stock on the date of grant of the SAR.

Non-Transferability of Awards — Unless the 2022 Plan administrator provides otherwise, the 2022 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments — In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2022 Plan, the 2022 Plan administrator will adjust the number and class of shares that may be delivered under the 2022 Plan and/or the number, class and price of shares covered by each outstanding award, and the numerical share limits set forth in the 2022 Plan.

Dissolution, Liquidation — The 2022 Plan provides that in the event of a proposed dissolution or liquidation of our Company, to the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

Dividends or Dividend Equivalents for Performance Awards — Notwithstanding anything to the foregoing herein, the right to receive dividends, dividend equivalents or distributions with respect to a performance award will only be granted to a participant if and to the extent that the underlying award is earned.

Merger, Change of Control — The 2022 Plan provides that in the event of a merger or a change of control, as defined under the 2022 Plan, each outstanding award will be treated as the 2022 Plan administrator determines, including, without limitation, that each award will be assumed or an equivalent option or right substituted by the successor corporation or a parent or subsidiary of the successor corporation.

Duration, Amendment, and Termination — Our board of directors has the power to amend, suspend or terminate the 2022 Plan without stockholder approval or ratification at any time or from time to time. No change may be made that increases the total number of shares of our common stock reserved for issuance pursuant to incentive awards or reduces the minimum exercise price for options or exchange of options for other incentive awards, unless such change is authorized by our stockholders within one year of such change. Unless sooner terminated, the 2022 Plan would terminate ten years after it was adopted.

Compliance with Section 162(m) of the Code — Section 162(m) of the Code generally precludes a tax deduction by any publicly-held company for compensation paid to any “covered employee” to the extent the compensation paid to such covered employee exceeds $1 million during any taxable year of the company. The recently-enacted Tax Cuts and Jobs Act of 2017 (the “2017 Tax Act”) included changes to Section 162(m) effective for years after 2017. Prior to 2018, “covered employees” included the chief executive officer of the company and the three other highest paid officers of the company (other than the chief financial officer). For 2018 and later years, “covered employees” include the chief executive officer of the company, the chief financial officer of the company, the three highest paid officers of the company (other than the chief executive officer and the chief financial officer) and any employee who qualified as a “covered employee” for any tax year beginning after 2022. For years beginning prior to January 1, 2018, the $1 million deduction limit did not apply to “qualified performance-based compensation” that was based on the attainment of pre-established, objective performance goals established under a stockholder-approved plan. Effective for the years beginning on or after January 1, 2018, there is no exception for “qualified performance-based compensation”; but a transition rule provides that the “qualified performance-based compensation” exemption will continue to apply to grandfathered arrangements made pursuant to a binding contract in effect on or before November 2, 2017 that is not materially modified thereafter. We believe that it is important to preserve flexibility in administering compensation programs to promote various corporate goals. Accordingly, we have not adopted a policy that all compensation must qualify as deductible under Section 162(m). Amounts paid under our compensation programs may not be deductible as the result of Section 162(m). While our policy has generally been to preserve corporate tax deductions by qualifying compensation over $1 million paid to executive officers as performance-based, the compensation committees may, from time to time, conclude that compensation arrangements are in our best interests and the best interests of our stockholders despite the fact that such arrangements may not, in whole or part, qualify for tax deductibility. Going forward, we intend to continue to design our executive compensation arrangements to be consistent with our best interests and those of our stockholders; accordingly, the compensation committees, while considering the tax deductibility as a factor in determining executive compensation, may not limit such compensation to those levels that will be deductible, particularly in light of the elimination of the expansion of the covered employee group and the elimination of the exception for performance-based compensation.

Forfeiture Provisions — The 2022 Plan administrator may provide by rule or regulation or in any award agreement, or may determine in any individual case, the circumstances in which awards shall be paid or forfeited in the event a participant ceases to be employed by us, or to provide services to us, prior to the end of a performance period, period of restriction or the exercise, vesting or settlement of such award. Except as set forth for options, generally awards will be forfeited if not earned or vested upon termination, unless otherwise provided for in an award agreement.

Adjustments for Stock Dividends and Similar Events — The 2022 Plan administrator will make appropriate adjustments in outstanding awards and the number of shares of common stock available for issuance under the 2022 Plan, including the individual limitations on awards, to reflect dividends, splits, extraordinary cash dividends and other similar events.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive officer compensation arrangements discussed above in the section entitled “Executive and Director Compensation,” this section describes transactions, or series of related transactions, since April 1, 2020 to which we were a party or will be a party, in which:

●	the amount involved exceeded or will exceed $120,000; and

●	any of our directors, executive officers, or beneficial owners of more than 5% of our capital stock, or any members of the immediate family of, or person sharing the household with, or any entity affiliated with any such person, had or will have a direct or indirect material interest.

Various Agreements Entered into with LiveOne

Following the Spin-Out, we and LiveOne plan to operate independently, and LiveOne maintains a majority ownership interest in our Company. In order to govern the ongoing relationships between us and LiveOne after the Spin-Out and to facilitate an orderly transition, we and LiveOne have entered into or intend to enter into agreements providing for various services and rights following the Spin-Out, and under which we and LiveOne agreed or will agree to indemnify each other against certain liabilities arising from our respective businesses. The following summarizes the terms of the material agreements we have entered into and expect to enter into with LiveOne.

Issuance of Bridge Notes and Bridge Warrants and Placement Agent Warrants

On July 15, 2022, we completed the Bridge Financing of our Bridge Notes with an OID of 10% in the aggregate principal amount of $8,838,500 to the Bridge Investors, for gross proceeds of $8,835,000, pursuant to the Bridge Subscription Agreements. In connection with the sale of the Bridge Notes, the Bridge Investors received the Bridge Warrants to purchase Bridge Warrant Shares of our common stock as more fully discussed below. The Bridge Notes and the Bridge Warrants were issued as restricted securities in a private placement transaction exempt from the registration requirements of the Securities Act. As part of the Bridge Financing, LiveOne purchased $3 million worth of Bridge Notes. We used the net proceeds of the Bridge Financing for working capital and general corporate purposes. In connection with the Bridge Financing, we also issued the Placement Agent Warrants to Joseph Gunnar & Co., LLC as the placement agent for the Bridge Financing.

In February 2023, in connection with the Direct Listing, LiveOne obtained a valuation report from an independent, third party valuation firm, which indicates that the fair market value range of our Company’s equity as a wholly-owned subsidiary of LiveOne, on a controlling, marketable interest basis, as of December 31, 2022, is reasonably stated as between $230 million and $274 million. The discussion in this paragraph describes the valuation method that was used by the third party valuation firm to calculate our valuation. There are three conceptually distinct methodologies that can be applied to estimate indications of value of a business or asset: (a) the income approach, (b) the market approach, and (c) the cost approach. Income Approach - the income approach quantifies the present value of anticipated future income generated by a business or an asset. Forecasts of future income require analyses of variables that influence income, such as revenues, expenses, and taxes. One form of the income approach, the discounted cash flow (DCF) method, defines future economic income as net cash flow and considers not only the profit-generating abilities of a business but also the investment in capital equipment and working capital required to sustain the projected net cash flow. The forecasted net cash flow is then discounted to present value using an appropriate rate of return or discount rate. The income approach is unique in its ability to account for the specific contribution to the overall value of various factors of production. Market Approach - the market approach considers the implied pricing in third-party transactions of comparable businesses or assets. Transactions are analyzed to identify pricing patterns or trends that can be used to infer value on the subject business or asset. Adjustments are made to the transaction data to account for relative differences between the subject and the comparable transactions. The primary strength of the market approach is that it offers relatively objective pricing evidence from the market at large and, aside from certain adjustments to the transaction data, requires few assumptions to be made. The market approach is most applicable to highly homogeneous assets or businesses for which a ready market exists. Cost Approach - the cost approach considers replacement cost as the primary indicator of value. The cost approach is based on the reasoning that a prudent investor would not pay more for the subject business or an asset than the cost to the investor to replace or re-create it. Historical cost data is often used to indicate the current cost of replacement or re-creation, with certain adjustments made for physical deterioration or obsolescence. Like the market approach, the cost approach makes fewer assumptions than the income approach, but the primary limitation inherent in the cost approach is its inability to capture the value of many categories of intangible assets. All three approaches will be considered to value our Company. Under the income approach, the DCF method was utilized. Under the market approach, the guideline public company method and the transaction method was utilized. We believe that the cost approach for the valuation of our Company while considered was rejected because this approach tends to misstate the fundamental economic value of an ongoing business enterprise.

The Bridge Notes were scheduled to mature one year from July 15, 2022, subject to a one-time three-month extension at our election (the “Maturity Date”). On July 6, 2023, pursuant to the terms of the Bridge Notes, we notified the holders of the Bridge Notes that we extended the maturity date of the remaining Bridge Notes to October 15, 2023 in connection with our efforts to consummate the Direct Listing. The Bridge Notes bore interest at a rate of 10% per annum payable on maturity. On September 8, 2023, we completed the Direct Listing on The NASDAQ Capital Market. In connection with the completion of the Direct Listing, all of the remaining Bridge Notes (including interest thereunder) in the aggregate amount of approximately $7.02 million converted into approximately 2,341,000 shares of our common stock.

In connection with the issuance of the Bridge Notes, each Bridge Investor received five-and-one-half-year warrants to purchase such number of Bridge Warrant Shares equal to the 100% of the principal amount of such investor’s Bridge Note divided by the quotient of (i) $60,000,000 (the “Valuation Cap”) divided by (ii) the Fully Diluted Capitalization (as defined in the Bridge Notes) immediately prior to the Direct Listing or an initial public offering, as applicable, at a per share exercise price (the “Exercise Price”) equal to $3.00 per share.

We also agreed to register the shares of our common stock issuable upon conversion of the Bridge Notes and exercise of the Bridge Warrants and the Placement Agent Warrants in connection with the Direct Listing or an initial public offering. The registration statement of which this prospectus is a part is being filed to satisfy such requirements. If we did not file such registration statement on or prior to the date that is nine months after July 15, 2022, we would have been required to prepay $1,000,000 of the Bridge Notes pro rata to the Bridge Notes holders (other than LiveOne), and if we did not file such registration statement on or prior to the date that is 12 months after July 15, 2022, we would have been required to prepay $2,000,000 of the Bridge Notes pro rata to the Note holders (other than LiveOne) (the “Reg St Redemption”). We were not required to redeem or repay more than a total of $3,000,000 of the principal amount of the Bridge Notes as a result of the Optional Redemption, the Early Redemption and/or the Reg St Redemption.

Furthermore, in connection with the closing of the Bridge Financing, the Bridge Investors and our directors and officers entered into lock-up agreements with our Company pursuant which they agreed, subject to certain Lock-Up Exceptions (as defined below), not to sell any shares of our common stock beneficially owned by them or securities convertible, exchangeable or exercisable into, shares of our common stock beneficially owned, until the earliest to occur, if any, of (i) the termination of the underwriting agreement with respect to an initial public offering before the sale of any securities to the underwriters of such initial public offering, (ii) the termination of the Direct Listing or an initial public offering, as applicable and (iii) with respect to the Bridge Investors, three months from the date of the consummation of the Direct Listing or an initial public offering, as applicable, and with respect to our officers and directors, six months from the date of the consummation of the Direct Listing or an initial public offering, as applicable (the “Restriction Period”). The “Lock-Up Exceptions” include: (a) transactions relating to shares of our common stock or other securities acquired in the open market after the completion of the Direct Listing or an initial public offering, as applicable, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with such transfers; (b) bona fide gifts of shares of any class of our capital stock or any security convertible into common stock, in each case that are made exclusively between and among such holder or members of such holder’s immediate family; (c) any transfer of shares of our common stock or any security convertible into our common stock by will or intestate succession upon the death of such holder; (d) transfer of shares of our common stock or any security convertible into our common stock to an immediate family member or any trust, limited partnership, limited liability company or other entity for the direct or indirect benefit of such holder or any immediate family member of such holder, subject to customary limitations, such as the transferee/donee agreeing to be bound by the terms of the lock-up agreement; (e) the transfer of shares to our Company to satisfy withholding obligations for any equity award granted pursuant to the terms of our stock option/incentive plans, such as upon exercise, vesting, lapse of substantial risk of forfeiture, or other similar taxable event, in each case on a “cashless” or “net exercise” basis (which, for the avoidance of doubt shall not include “cashless” exercise programs involving a broker or other third party), provided that as a condition of any transfer pursuant to this clause (e), that if such holder is required to file a report under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock during the Restriction Period, such holder shall include a statement in such report, and if applicable an appropriate disposition transaction code, to the effect that such transfer is being made as a share delivery or forfeiture in connection with a net value exercise, or as a forfeiture or sale of shares solely to cover required tax withholding, as the case may be; (f) transfers of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock pursuant to a bona fide third party tender offer made to all holders of the common stock, merger, consolidation or other similar transaction involving a change of control of our Company, including voting in favor of any such transaction or taking any other action in connection with such transaction, provided that in the event that such merger, tender offer or other transaction is not completed, the common stock and any security convertible into or exercisable or exchangeable for common stock shall remain subject to the restrictions set forth herein; (g) the exercise of warrants or the exercise of stock options granted pursuant to our stock option/incentive plans or otherwise outstanding on the date hereof; provided, that the restrictions shall apply to shares of our common stock issued upon such exercise or conversion; (h) the establishment of any contract, instruction or plan that satisfies all of the requirements of Rule 10b5-1 (a “Rule 10b5-1 Plan”) under the Exchange Act; provided, however, that no sales of our common stock or securities convertible into, or exchangeable or exercisable for, common stock, shall be made pursuant to a Rule 10b5-1 Plan prior to the expiration of the Restriction Period; provided further, that we are not required to report the establishment of such Rule 10b5-1 Plan in any public report or filing with the SEC under the Exchange Act during the Restriction Period and does not otherwise voluntarily effect any such public filing or report regarding such Rule 10b5-1 Plan; and (i) any demands or requests for, exercise any right with respect to, or take any action in preparation of, the registration by our Company under the Securities Act of such holder’s shares of our common stock, provided that no transfer of such holder’s shares of our common stock registered pursuant to the exercise of any such right, and no registration statement shall be filed under the Securities Act, with respect to any of such holder’s shares of common stock during the Restriction Period.

Joseph Gunnar & Co., LLC (“JG”) acted as the sole placement agent for the Bridge Financing. We paid JG a cash fee equal to 10% of the gross proceeds of the Bridge Financing (other than any Bridge Notes sold to LiveOne), $50,000 in cash as a corporate finance advisory fee in connection with the anticipated advisory services to be provided by JG to us in connection with the Spin-Out and $75,000 for fees and expenses of JG’s and certain Bridge Investors’ respective legal counsel for the Bridge Financing, and (ii) agreed to issue to JG warrants covering a number of shares of our common stock equal to 10% of the total number of shares of our common stock underlying the Bridge Notes issued to the Bridge Investors (the “Placement Agent Warrants”). The Placement Agent Warrants were non-exercisable for two months after July 15, 2022 and are exercisable and expire five years after such date. Other than with respect to any redemption terms, the terms of the Placement Agent Warrants are substantially the same as the terms of the Bridge Warrants, provided, that the Placement Agent Warrants may not be exercised until July 14, 2023. The Placement Agent Warrants are exercisable at a price of $3.00 per share. JG is entitled to customary demand and “piggyback” rights pursuant to FINRA Rule 5110.

Separation Agreement

We intend to enter into a Separation Agreement with LiveOne before the Spin-Out. The Separation Agreement will set forth our agreements with LiveOne regarding the principal actions to be taken in connection with the Spin-Out. It will also set forth other agreements that govern aspects of our relationship with LiveOne following the Spin-Out. We have not yet finalized all the terms of this agreement, and we intend to include additional details on the terms of this agreement in an exhibit to a filing that we make with the SEC.

Ongoing Commercial Relationships. The Separation Agreement will contain provisions governing ongoing commercial relationships between us and LiveOne.

Intercompany Arrangements. All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and LiveOne, on the other hand, will terminate effective as of the Spin-Out, except specified agreements and arrangements that are intended to survive the Spin-Out.

The Distribution. The Separation Agreement governs LiveOne’s and our respective rights and obligations regarding the proposed Distribution. Prior to the Distribution, LiveOne will deliver all the Distribution Shares to the distribution agent. Following the Distribution Date, the distribution agent will electronically deliver the Distribution Shares to LiveOne stockholders entitled to them based on the Distribution Ratio. LiveOne’s board of directors will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the Direct Listing and/or the Distribution.

Conditions. The Separation Agreement also provides that several conditions must be satisfied or waived by the senior lenders in their sole and absolute discretion before the Direct Listing and the Distribution can occur. For further information about these conditions, see “The Spin-Out — Conditions to the Spin-Out.” LiveOne’s board of directors may, in its sole and absolute discretion, change the Record Date and determine and/or change the Distribution Date and the terms of the Distribution and may at any time prior to the completion of the Spin-Out decide to abandon or modify the Direct Listing and/or the Distribution.

Exchange of Information. We and LiveOne agree to provide each other with information reasonably necessary to comply with reporting, disclosure, filing or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative and other proceedings and to satisfy audit, accounting, litigation and other similar requests. We and LiveOne will also agree to use reasonable best efforts to retain such information in accordance with our respective record retention policies as in effect on the date of the Separation Agreement. Until the end of the first full fiscal year following the Spin-Out, each party will also agree to use its reasonable best efforts to assist the other with its financial reporting and audit obligations.

Intellectual Property. The Separation Agreement contains provisions governing our use of LiveOne’s trademarks and vice versa and other related matters following the Spin-Out.

Termination. LiveOne’s board of directors, in its sole and absolute discretion, may terminate the Separation Agreement at any time prior to the Spin-Out.

Release of Claims. We and LiveOne may each agree to release the other and each of the other’s affiliates, successors and assigns and certain other persons, that prior to the Spin-Out have been the other’s stockholders, directors, officers, employees, members, advisors, consultants, affiliates, agents and representatives, and their respective heirs, executors, administrators, successors and assigns, from certain claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the Spin-Out.

Indemnification. We and LiveOne may each agree to indemnify the other and each of the other’s current, former and future directors, officers, employees, members, advisors, consultants, affiliates, agents and representatives and each of the heirs, administrators, executors, successors and assigns of any of them, against certain liabilities, damages, losses, costs, expenses and obligations incurred in connection with the Spin-Out and our and LiveOne’s respective businesses. The Separation Agreement will also specify procedures regarding claims subject to indemnification.

Administrative Services Agreement

We intend to enter into an Administrative Services Agreement pursuant to which LiveOne provides us with specified services for a limited time to help ensure an orderly transition following the Spin-Out. The Administrative Services Agreement will specify the calculation of our costs for these services. The cost of these services will be negotiated between us and LiveOne and may not necessarily be reflective of prices that we could have obtained for similar services from an independent third party. We have not yet finalized all of the terms of this agreement or the schedule of services to be provided, and we intend to include additional details on the terms of this agreement in an exhibit to a filing that we make with the SEC.

Other Agreements

Effective as of September 15, 2020, LiveOne completed the sale and issuance of its 8.5% Senior Secured Convertible Notes in the aggregate principal amount of $15.0 million to two certain existing institutional investors, for cash gross proceeds of $15.0 million. LiveOne’s obligations under such notes are guaranteed under a Subsidiary Guarantee, dated as of the same date, entered into by all of LiveOne’s subsidiaries (including our Company) (the “Guarantors”) in favor of such investors. LiveOne’s obligations under such notes and the Guarantors’ obligations under the Subsidiary Guarantees are secured under a Security Agreement, dated as of the same date, and an Intellectual Property Security Agreement, dated as of the same date, by a lien on all of LiveOne’s and the Guarantors’ assets and intellectual property, subject to certain exceptions. The agreements with such senior lenders were subsequently amended in June 2021 and in July 2022.

Effective as of June 7, 2021, LiveOne entered into a Business Loan Agreement (the “Business Loan Agreement”) with East West Bank (the “Senior Lender”), for a revolving credit facility collateralized by all of the assets of LiveOne and its subsidiaries (including our Company). The Business Loan Agreement provides for up to $7.0 million in borrowing capacity in the form of a secured first lien revolving credit facility with a maturity date of June 2, 2023. In connection with the Business Loan Agreement, LiveOne entered into a Promissory Note with the Senior Lender in the principal amount of $7.0 million (the “Promissory Note”). In connection with the Business Loan Agreement, LiveOne also entered into the following additional agreements with the Senior Lender: (i) Commercial Security Agreement pursuant to which LiveOne granted a continuing security interest in all of LiveOne’s and its subsidiaries’ assets to the Senior Lender, and (ii) an Assignment of Deposit Account agreement, including by LiveOne, our Company and certain subsidiaries of LiveOne and our Company.

On September 8, 2023 and effective as of August 22, 2023, LiveOne entered into a new Business Loan Agreement (the “New Business Loan Agreement”) with the Senior Lender, to convert LiveOne’s revolving credit facility with the Senior Lender into an assets backed loan credit facility with the Senior Lender, which shall continue to be collateralized by a first lien on all of the assets of LiveOne and its subsidiaries. The New Business Loan Agreement provides LiveOne with borrowing capacity of up to the Borrowing Base (as defined in the Business Loan Agreement).

Other Agreements

We have entered into a production agreement for a podcast and related show with an affiliate of Mr. Wachsberger, our director.

Related Party Transactions

As of December 31, 2022, LiveOne had outstanding 8.5% unsecured convertible notes payable (the “Trinad Notes”) in the principal amount of approximately $6,177,218 issued to Trinad Capital, a fund controlled by Mr. Ellin, LiveOne’s Chief Executive Officer, Chairman, director and principal stockholder, and our Executive Chairman and director.

On February 3, 2023, LiveOne entered into an exchange agreement (collectively, the “Exchange Agreements”) with (i) Harvest Small Cap Partners Master, Ltd. (“HSCPM”) in regard to that certain 8.5% Senior Secured Convertible Note in the aggregate amount of $10,503,965 issued by LiveOne on September 15, 2020, as amended on June 3, 2021 and July 6, 2022, to HSCPM (the “HSCPM Note”), (ii) Harvest Small Cap Partners, L.P. (“HSCP”) in regard to that certain 8.5% Senior Secured Convertible Note in the aggregate amount of $4,496,035 issued by LiveOne on September 15, 2020, as amended on June 3, 2021 and July 6, 2022, to HSCP (the “HSCP Note”); and (iii) Trinad Capital (Trinad Capital collectively with HSCPM and HSCP, the “Holders”) in regard to all promissory notes in the aggregate principal and interest amount of $6,177,218 issued by LiveOne to Trinad Capital (the “Trinad Notes” and collectively with the HSCPM Note and the HSCP Note, the “Notes”). Pursuant to the Exchange Agreements, the Holders exchanged the Notes, and with respect to Trinad Capital, together with interest, due and payable thereon, and relinquished any and all rights thereunder, for 21,177 shares of LiveOne’s newly designated and issued Series A Perpetual Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), with a stated value of $1,000 per share (the “Stated Value”), having the terms as set forth in LiveOne’s Certificate of Designation of Preferences, Rights and Limitations of Series A Perpetual Convertible Preferred Stock filed by LiveOne on February 2, 2023 with the Secretary of State of the State of Delaware.

Pursuant to the Exchange Agreements, among other things, LiveOne agreed (i) that at any time that any of the shares of Series A Preferred Stock issued to the HSPM or HSCP (the “Harvest Funds”) are outstanding, to directly or through LiveOne’s 100% owned subsidiaries (as applicable), to own on a fully diluted basis at least 66% of the total equity and voting rights of any and all classes of securities of our Company, and (ii) to have us issue 346,485 shares of our common stock to the Harvest Funds as the Harvest Funds would have been otherwise entitled to such shares under the terms of their Notes.

We have entered into a production agreement for a podcast and related show with an affiliate of Mr. Wachsberger, our director.

Policy and Procedures Governing Related Person Transactions

Our Board recognizes the fact that transactions with related persons present a heightened risk of conflicts of interest (or the perception thereof). Prior to the completion of the Spin-Out, our Board shall adopt a written policy on transactions with related persons that is in conformity with the requirements for companies having common stock that is listed on Nasdaq. This policy shall cover any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, that meets the disclosure requirements set forth in Item 404 under the Securities Act, in which we were or are to be a participant and in which a “related person,” as defined in Item 404, had, has, or will have a direct or indirect material interest. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. Such policy shall otherwise provide the procedures and requirements of approval of such related party transactions by our audit committee or our Board. All of the transactions described in this section occurred prior to the adoption of this policy.

Legal Policies

Until the later of LiveOne ceasing to be a “controlling person” of us as defined in the Securities Act and such date that LiveOne ceases to provide us with legal, financial or accounting services under the Administrative Services Agreement, we will comply with all LiveOne rules, policies and directives identified by LiveOne as critical to legal and regulatory compliance, to the extent such rules, policies and directives have been previously communicated to us, and will not adopt legal or regulatory policies or directives inconsistent with the policies identified by LiveOne as critical to legal and regulatory compliance.

Indemnification of Directors and Officers

Our Amended and Restated Bylaws provides that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our Amended and Restated Certificate of Incorporation provides that our directors and officers will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL. In addition, we expect to enter into an indemnification agreement with each of our directors and executive officers in connection with the completion of the Spin-Out, which requires us to indemnify them. For more information regarding these agreements, see “Description of Capital Stock — Limitation on Liability of Directors and Indemnification.”

PRINCIPAL AND REGISTERED STOCKHOLDERS

The following table sets forth:

●	certain information with respect to the beneficial ownership of our common stock as of December 31, 2023 for:

○	each of our executive officers;

○	each of our directors;

○	all of our directors and executive officers as a group; and

○	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock; and

●	as of December 31, 2023, the number of shares of our common stock held by LiveOne as a Registered Stockholder and as of May 5, 2023, by the other Registered Stockholders and registered as common stock for resale by means of this prospectus.

We have registered for resale shares of our common stock held by certain Registered Stockholders that include our officers, directors, affiliates and certain other stockholders with “restricted” securities under the applicable securities laws and regulations who, because of their status as affiliates of us pursuant to Rule 144 or because they acquired their capital stock from an affiliate or from us within the prior 12 months from the date of any proposed sale, would otherwise be unable to sell their securities pursuant to Rule 144 until we have been subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for a period of at least 90 days. See “Shares Eligible for Future Sale” for further information regarding sales of such “restricted” securities if not sold pursuant to this prospectus.

Information concerning the Registered Stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. The number of shares of our common stock underlying the outstanding Bridge Notes is presented as of May 5, 2023 and was adjusted as of September 7, 2023, the day before the actual conversion date of the then outstanding Bridge Notes, provided, that such number of conversion shares did not exceed the number of shares of our common stock registered as common stock for resale by means of this prospectus. Because the Registered Stockholders may sell all, some, or none of the shares of our common stock covered by this prospectus, we cannot determine the number of such shares of our common stock that will be sold by the Registered Stockholders, or the amount or percentage of shares of our common stock that will be held by the Registered Stockholders upon consummation of any particular sale. In addition, the Registered Stockholders listed in the table below may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our shares of common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below. See “Management” and “Certain Relationships and Related Party Transactions” for further information regarding the Registered Stockholders.

Certain of the Registered Stockholders are entitled to registration rights with respect to their shares of our common stock, as described in “Description of Capital Stock — Registration Rights.”

We currently intend to use our reasonable efforts to keep the registration statement of which this prospectus forms a part effective for a period of 180 days after the date of the completion of the Direct Listing. Other than with LiveOne, including with respect to the Distribution, the Bridge Notes and the Bridge Warrants issued to LiveOne and the various agreements summarized in the section captioned Certain Relationships and Related Party Transactions, we are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of our common stock by the Registered Stockholders. However, we have engaged a financial advisor with respect to certain other matters relating to the listing of our common stock on The Nasdaq Capital Market. See “Plan of Distribution.”

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

For the purpose of computing the percentage ownership of a Registered Stockholder, (i) we have based percentage ownership of our common stock based on 22,860,736 shares of our common stock issued and outstanding as of May 5, 2023, based on the conversion of our outstanding Bridge Notes in full (including the amount of accrued and unpaid interest calculated as of assumed date of May 5, 2023, that is payable in shares of our common stock in connection with the conversion thereof), which were automatically converted as a result of the Direct Listing, and assuming the issuance of 357,036 and 147,044 shares of our common stock to the Harvest Funds and Trinad Capital, respectively, (ii) we have deemed shares of our common stock underlying all of the outstanding Bridge Notes to be outstanding, have given effect to the Mandatory Redemption of $1,000,000 of the Bridge Notes that was triggered as of February 15, 2023 and completed on April 7, 2023, have given effect to the Mandatory Redemption of an additional $1,000,000 of the Bridge Notes that was triggered as of March 15, 2023 and was completed on May 13, 2023, have given no effect to the Mandatory Redemption of $1,000,000 of the Bridge Notes that was triggered as of April 15, 2023 and was completed on June 3, 2023, assumed that the Optional Redemption will not be exercised by any holder of the Bridge Notes and assumed the exercise of the Bridge Warrants or the Placement Agent Warrants only by such applicable person, as such warrants are currently exercisable or exercisable within 60 days of May 5, 2023, for the purpose of computing the percentage ownership of that person, (iii) we did not deem the shares of our common stock underlying the increased principal amount of the Bridge Notes as a result of the extension of their maturity, which occurred on July 6, 2023, however, for the purpose of computing the percentage ownership of such Registered Stockholder, and (iv) we did not deem the shares of our common stock underlying the other Bridge Warrants or the Placement Agent Warrants, as applicable, however, for the purpose of computing the percentage ownership of such Registered Stockholder.

Unless otherwise indicated, the business address of each such beneficial owner is c/o PodcastOne, 335 N. Maple Drive, Suite 127, Beverly Hills, CA 90210.

	Beneficial Ownership Prior to the Effectiveness of the Registration Statement
	Number of Shares of Common Stock Beneficially Owned†	Number of Warrants Beneficially Owned†#	Total Number of Shares of Common Stock Being Registered Pursuant to this Prospectus	Percentage Ownership of Common Stock††
Executive Officers(1) and Directors(2):
Kit Gray	10,171	-	10,171	*
Rob Ellin(3)	964,359	-	964,359	4.7%
Aaron Sullivan	3,444	-	3,444	*
Sue McNamara	1,681	-	1,681	*
Jay Krigsman(4)	47,072	-	47,072	*
Ramin Arani	-	-	-	-
Craig Foster	-	-	-	-
Patrick Wachsberger	274	-	274	*
James Berk	1,609	-	1,609	*
All current directors and executive officers as a group (10 persons)	1,028,087	-	1,028,087	5.1%

Other 5% Stockholders:
LiveOne, Inc.(5)	18,057,014	1,100,000	6,608,603	79.5%

Name of Selling Stockholders:
3i, LP(6)	62,996	36,667	62,996	*
Alpha Sherpa Capital Limited(7)	62,996	36,667	62,996	*
Bigger Capital Fund LP(8)	157,489	91,667	157,489	*
David Bliss(9)	62,996	36,667	62,996	*
Cavalry Investment Fund LP(10)	94,493	55,000	94,493	*
James Derrick Clore(11)	62,996	36,667	62,996	*
Michael Daniels(12)	47,246	27,500	47,246	*
District 2 Capital Fund LP(13)	157,489	91,667	157,489	*
Scott Dols(14)	314,976	183,333	314,976	1.4%
Charles M. Ellingburg(15)	62,996	36,667	62,996	*
Firstfire Global Opportunities Fund LLC(16)	125,990	73,333	125,990	*
James Foreman & Michelle Foreman(17)	113,392	66,000	113,392	*
Thomas Genrich(18)	125,990	73,333	125,990	*
Harvest Small Cap Partners, L.P.(19)	103,854	-	103,854	*
Harvest Small Cap Partners Master, Ltd.(20)	242,631	-	242,631	*
Harbor Gates Capital, LLC(21)	62,996	36,667	62,996	*
Brian Henry(22)	31,497	18,333	31,497	*
Joseph Gunnar & Co., LLC(23)	167,833	167,833	167,833	*
Kantor Family Investments, Inc.(24)	62,996	36,667	62,996	*
Mitchell Kersch(25)	94,493	55,000	94,493	*
William Leonard & Monica Leonard(26)	50,396	29,333	50,396	*
LiveOne, Inc. (5)	19,064,384	1,100,000	6,608,603	79.5%
Mercer Street Global Opportunity Fund, LLC(27)	314,976	183,333	314,976	1.4%
Gary S. Mintz(28)	31,497	18,333	31,497	*
John Murphy(29)	62,996	36,667	62,996	*
John Nash(30)	314,976	183,333	314,976	1.4%
Brett Nesland(31)	31,497	18,333	31,497	*
Orca Capital GmbH(32)	62,996	36,667	62,996	*
William Pullano(33)	62,996	36,667	62,996	*
Elisha Rothman(34)	62,996	36,667	62,996	*
Nicholas Seminario(35)	31,497	18,333	31,497	*
Walleye Opportunities Master Fund Ltd. (36)	314,976	183,333	314,976	1.4%
Warberg WF X LP(37)	62,996	36,667	62,996	*
Warberg WF XI LP(38)	62,996	36,667	62,996	*

*	Indicates beneficial ownership of less than 1% of the outstanding shares of our common stock.

†	Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to shares of common stock. Shares of common stock subject to options, warrants and convertible debentures currently exercisable or convertible, or exercisable or convertible within 60 days, are counted as outstanding. The actual number of shares of common stock issuable upon the conversion of the Bridge notes is subject to adjustment depending on the amount of accrued and unpaid interest under the Bridge Notes that is converted into shares of our common stock, and could be materially more than the number estimated in the table. The actual number of shares of common stock issuable upon the exercise of the Bridge Warrants and the Placement Agent Warrants is subject to the Warrants Adjustment (as defined above), and could be materially more than the number estimated in the table.

(1)	Historically, we have not (i) had a formalized non-employee director compensation program, and subject to our board of directors’ approval, we anticipate that in connection with the completion of the Spin-Out, we will award equity compensation grants to our Non-Employee Directors as more fully set forth in the section captioned “Management — 2022 Non-Employee Director Compensation,” and (ii) adopted an equity compensation program for our executive officers separate from their equity awards made by LiveOne, and subject to our Board of Directors’ approval, we anticipate that in connection with the completion of the Spin-Out, we will award equity compensation grants to our Executive Officers and certain other employees.
††	Percentage of total voting power represents voting power with respect to all shares of our common stock, as a single class, based on 4,320,000 shares of our common stock, of which 20,000 shares has been added to the actual amount of 4,300,000 Distribution Shares to be issued in the Distribution to account for the rounding up of fractional shares of our common stock, and assuming a Distribution Ratio of one share of our common stock for every 21 shares of LiveOne common stock held by a LiveOne stockholder as of the Record Date, which ratio shall be subject to change and will be finalized prior to the Distribution. Shares of our common stock entitle the holder to one vote per share. For additional information regarding our common stock, see “Description of Capital Stock.”
#	The Bridge Warrants and the Placement Agent Warrants are subject to certain beneficial ownership limitations that prohibit the holder thereof from exercising any portion thereof if, following the exercise, such holder’s ownership of our common stock would exceed the relevant warrant’s ownership limitation of either 4.99% or 9.99%.
(2)	The shares set forth next to each officer and director are being registered as part of the Distribution Shares to be distributed by LiveOne in the Distribution, and accordingly to be distributed to the stockholders of LiveOne (including any officers or directors holdings shares of LiveOne common stock) based on the Distribution Ratio.
(3)	The securities are held by Robert Ellin on behalf of himself and his affiliates entitled to any Distribution Shares. Mr. Ellin has sole voting and dispositive power over the shares of our common stock held by him and/or his affiliates. Mr. Ellin disclaims beneficial ownership of the reported shares except for (i) his pecuniary interest therein, (ii) indirect interest of Mr. Ellin by virtue of being a member of Trinad Management, (iii) indirect interest of Mr. Ellin by virtue of being a shareholder of JJAT, (iv) indirect interest of Mr. Ellin by virtue of being a member of Trinad Capital, and (v) indirect interest of Mr. Ellin by virtue of being a stockholder of LiveOne. This shall not be deemed an admission that Mr. Ellin is the beneficial owner of these shares or any other securities reported herein for purposes of Section 16 of the Exchange Act, or for any other purpose.
(4)	The securities are directly held by Jay Krigsman and the Krigsman Family Trust (the “Trust”). Mr. Krigsman, a trustee of the Trust, holds shared voting and dispositive power over any shares of our common stock held by the Trust. Mr. Krigsman disclaims beneficial ownership in such shares held by the Trust, except for his pecuniary interest therein.
(5)	Consists of (i) 4,320,000 shares of our common stock, which includes 4,300,000 Distribution Shares to be issued as part of the Distribution and up to an additional 20,000 shares of our common stock to the extent that any Distribution Shares to be issued to LiveOne’s stockholders of record in the Distribution are required to be rounded up, (ii) 1,188,603 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to LiveOne, and (iii) 1,100,000 shares of our common stock issuable upon exercise of the Bridge Warrants issued to LiveOne. Robert Ellin, the CEO, Chairman and director of LiveOne and our Executive Chairman and director, has sole voting and dispositive power over the shares of our common stock held by, or issuable to, LiveOne. The principal business address of LiveOne is 269 S. Beverly Drive, #1450, Beverly Hills, CA 90212. Mr. Ellin disclaims beneficial ownership in such securities, except for his pecuniary interest therein.

(6)	Consists of (i) 26,329 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 36,667 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. Maier Tarlow, Manager of 3i, LP, has sole voting and dispositive power over the shares of our common stock held by, or issuable to, 3i, LP. The principal business address of 3i, LP is 140 Broadway, 38th Fl., New York, NY 10005. Mr. Tarlow disclaims beneficial ownership in such securities, except for his pecuniary interest therein.
(7)	Consists of (i) 26,329 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 36,667 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. Ludwig Donnert, the CEO of Alpha Sherpa Capital Limited, has sole voting and dispositive power over the shares of our common stock held by, or issuable to, Alpha Sherpa Capital Limited. The principal business address of Alpha Sherpa Capital Limited is Unit 501, 5F, The L Plaza, 367-375 Queen’s Road Central, Hong Kong. Mr. Donnert disclaims beneficial ownership in such securities, except for his pecuniary interest therein.
(8)	Consists of (i) 65,822 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 91,667 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. Michael Bigger, Managing Member of Bigger Capital Fund LP, has sole voting and dispositive power over the shares of our common stock held by, or issuable to, Bigger Capital Fund LP. The principal business address of Bigger Capital Fund LP is 11700 W Charleston Blvd 170-659, Las Vegas, NV 89135. Mr. Bigger disclaims beneficial ownership in such securities, except for his pecuniary interest therein.
(9)	Consists of (i) 26,329 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 36,667 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. The securities are directly held by David Bliss as a Registered Stockholder. The address for Mr. Bliss is 710 Pradera Way, San Ramon, CA 94583. Mr. Bliss disclaims beneficial ownership in such securities, except for his pecuniary interest therein.
(10)	Consists of (i) 39,493 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 55,000 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. Thomas Walsh, the Managing Member of Cavalry Investment Fund LP, has sole voting and dispositive power over the shares of our common stock held by, or issuable to, Cavalry Investment Fund LP. The principal business address of Cavalry Investment Fund LP is 82 E. Allendale Rd., Suite 5B, Saddle River, NJ 07458. Mr. Walsh disclaims beneficial ownership in such securities, except for his pecuniary interest therein.
(11)	Consists of (i) 26,329 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 36,667 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. The securities are directly held by James Derrick Clore as a Registered Stockholder. The address for Mr. Clore is 4606 W. 126th St., Zionsville, IN 46077.
(12)	Consists of (i) 19,746 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 27,500 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. The securities are directly held by Michael Daniels as a Registered Stockholder. The address for Mr. Daniels is 70 Pine Street, New York, NY 10005.
(13)	Consists of (i) 65,822 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 91,667 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. Michael Bigger, Managing Member of the GP of District 2 Capital Fund LP, has sole voting and dispositive power over the shares of our common stock held by, or issuable to, District 2 Capital Fund LP. The principal business address of District 2 Capital Fund LP is 14 Wall St., 2nd Fl., Huntington, NY 11743. Mr. Bigger disclaims beneficial ownership in such securities, except for his pecuniary interest therein.
(14)	Consists of (i) 131,643 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 183,333 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. The securities are directly held by Scott Dols as a Registered Stockholder. The address for Mr. Dols is 19822 Wetherby Lane, Lutz, FL 33549.

(15)	Consists of (i) 26,329 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 36,667 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. The securities are directly held by Charles M. Ellingburg as a Registered Stockholder. The address for Mr. Ellingburg is 6 Fern Cove, Flowood, MS 39232.
(16)	Consists of (i) 52,657 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 73,333 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. Eli Fireman, Managing Member of Firstfire Global Opportunities Fund LLC, has sole voting and dispositive power over the shares of our common stock held by, or issuable to, Firstfire Global Opportunities Fund LLC. The principal business address of Firstfire Global Opportunities Fund LLC is 1040 1st Avenue, Suite 190, New York, NY 10022. Mr. Fireman disclaims beneficial ownership in such securities, except for his pecuniary interest therein.
(17)	Consists of (i) 47,392 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 66,000 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. The securities are directly held by James Foreman and Michelle Foreman, collectively as a Registered Stockholder. The address for Mr. Foreman and Ms. Foreman is 3723 Turnberry Circle, Houston, TX 77025.
(18)	Consists of (i) 52,657 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 73,333 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. The securities are directly held by Thomas Genrich, as a Registered Stockholder. The address for Mr. Genrich is 7201 Rand Road 2222, Apt 2401, Austin, TX 78730.
(19)	Represents 103,854 shares of our common stock issuable to Harvest Small Cap Partners, L.P. pursuant to that certain exchange agreement, dated February 3, 2023, with LiveOne. Jeff Osher, Managing Member of Harvest Small Cap Partners, L.P., has sole voting and dispositive power over the shares of our common stock held by, or issuable to, Harvest Small Cap Partners, L.P. The principal business address of Harvest Small Cap Partners, L.P. is 505 Montgomery, Suite 1250, San Francisco, CA 94111. Mr. Osher disclaims beneficial ownership in such securities, except for his pecuniary interest therein.
(20)	Represents 242,631 shares of our common stock issuable to Harvest Small Cap Partners Master, Ltd. pursuant to that certain exchange agreement, dated February 3, 2023, with LiveOne. Jeff Osher, Managing Member of Harvest Small Cap Partners Master, Ltd., has sole voting and dispositive power over the shares of our common stock held by, or issuable to, Harvest Small Cap Partners Master, Ltd. The principal business address of Harvest Small Cap Partners Master, Ltd. is 505 Montgomery, Suite 1250, San Francisco, CA 94111. Mr. Osher disclaims beneficial ownership in such securities, except for his pecuniary interest therein.
(21)	Consists of (i) 26,329 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 36,667 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. Michael Sobeck, Manager of Harbor Gates Capital, LLC, has sole voting and dispositive power over the shares of our common stock held by, or issuable to, Harbor Gates Capital, LLC. The principal business address of Harbor Gates Capital, LLC is 53 Palmeras Street, Suite 601, San Juan, Puerto Rick 00901. Mr. Sobeck disclaims beneficial ownership in such securities, except for his pecuniary interest therein.
(22)	Consists of (i) 13,164 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 18,333 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. The securities are directly held by Brian Henry, collectively as a Registered Stockholder. The address for Mr. Henry is 570 Sea Oak Drive, Vero Beach, FL 32963.
(23)	Represents shares of our common stock issuable upon exercise of the Placement Agent Warrants issued to the Registered Stockholder as the placement agent for the offering of the Bridge Notes. Stephan Stein, President of Joseph Gunnar & Co., LLC, has sole voting and dispositive power over the shares of our common stock held by, or issuable to, Joseph Gunnar & Co., LLC. The principal business address of Joseph Gunnar & Co., LLC is 1000 RXR Plaza, East Tower, 10th Fl., Uniondale, NY 10004. Mr. Stein disclaims beneficial ownership in such securities, except for his pecuniary interest therein.

(24)	Consists of (i) 26,329 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 36,667 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. Brian Kantor, President of Kantor Family Investments, Inc., has sole voting and dispositive power over the shares of our common stock held by, or issuable to, Kantor Family Investments, Inc. The principal business address of Kantor Family Investments, Inc. is 21290 N.E. 23rd Avenue, Miami, FL 33180. Mr. Kantor disclaims beneficial ownership in such securities, except for his pecuniary interest therein.
(25)	Consists of (i) 39,493 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 55,000 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. The securities are directly held by Mitchell Kersch, as a Registered Stockholder. The address for Mr. Kersch is 22 Glenwood Lane, Roslyn Heights, NY 11577.

(26)	Consists of (i) 21,063 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 29,333 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. The securities are directly held by William Leonard and Monica Leonard, collectively as a Registered Stockholder. The address for Mr. Leonard and Ms. Leonard is 103 Roe Lane, Port Jefferson, NY 11777.
(27)	Consists of (i) 131,643 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 183,333 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. Jonathan Juchno, Managing Member of Mercer Street Global Opportunity Fund, LLC, has sole voting and dispositive power over the shares of our common stock held by, or issuable to, Mercer Street Global Opportunity Fund, LLC. The principal business address of Mercer Street Global Opportunity Fund, LLC is 1111 Brickell Avenue, Suite 2920, Miami, FL 33131. Mr. Juchno disclaims beneficial ownership in such securities, except for his pecuniary interest therein.
(28)	Consists of (i) 13,164 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 18,333 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. The securities are directly held by Gary S. Mintz, as a Registered Stockholder. The address for Mr. Mintz is 822 E. Capitol Street NE, Washington, DC 20003.
(29)	Consists of (i) 26,329 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 36,667 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. The securities are directly held by John Murphy, as a Registered Stockholder. The address for Mr. Murphy is 6514 Deane Hill Drive, Knoxville, TN 37919.
(30)	Consists of (i) 131,643 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 183,333 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. The securities are directly held by John Nash, as a Registered Stockholder. The address for Mr. Nash is 1780 S. Post Oak Lane, Houston, TX 77056.
(31)	Consists of (i) 13,164 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 18,333 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. The securities are directly held by Brett Nesland, as a Registered Stockholder. The address for Mr. Nesland is 13835 N Tatum Ave., Phoenix, AZ 85032.
(32)	Consists of (i) 26,329 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 36,667 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. Wolfgang Burkhardt, Managing Member of Orca Capital GmbH, has sole voting and dispositive power over the shares of our common stock held by, or issuable to, Orca Capital GmbH. The principal business address of Orca Capital GmbH is Sperlring 2, Pfaffenhofen, 85276, Germany. Mr. Burkhardt disclaims beneficial ownership in such securities, except for his pecuniary interest therein.

(33)	Consists of (i) 26,329 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 36,667 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. The securities are directly held by William Pullano, as a Registered Stockholder. The address for Mr. Pullano is 7050 Manse Street, Forest Hills, NY 11375.
(34)	Consists of (i) 26,329 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 36,667 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. The securities are directly held by Elisha Rothman, as a Registered Stockholder. The address for Ms. Rothman is 3370 N.E. 190th Street, Apt. 3900, Aventura, FL 33180.

(35)	Consists of (i) 13,164 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 18,333 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. The securities are directly held by Nicholas Seminario, as a Registered Stockholder. The address for Mr. Seminario is 84 Evergreen Ave., Bethpage, NY 11714.

(36)	Consists of (i) 131,643 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 183,333 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. William England, Chief Investment Officer of the Member of Walleye Opportunities Master Fund Ltd, has sole voting and dispositive power over the shares of our common stock held by, or issuable to, Walleye Opportunities Master Fund Ltd. The principal business address of Walleye Opportunities Master Fund Ltd is 190 Elgin Ave., George Town, Grand Cayman KY-9008, Cayman Islands. Mr. England disclaims beneficial ownership in such securities, except for his pecuniary interest therein.
(37)	Consists of (i) 26,329 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 36,667 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. Daniel Warsh, Managing Member of each of Warberg WF X LP, has sole voting and dispositive power over the shares of our common stock held by, or issuable to, Warberg WF X LP. The principal business address of Warberg WF X LP is 716 Oak Street, Winnetka, IL 60093. Mr. Warsh disclaims beneficial ownership in such securities, except for his pecuniary interest therein.
(38)	Consists of (i) 26,329 shares of our common stock issuable upon conversion of principal and accrued interest of the Bridge Notes, as of May 5, 2023, issued to the Registered Stockholder, and (ii) 36,667 shares of our common stock issuable upon exercise of the Bridge Warrants issued to the Registered Stockholder. Daniel Warsh, Managing Member of each of Warberg WF XI LP, has sole voting and dispositive power over the shares of our common stock held by, or issuable to, Warberg WF XI LP. The principal business address of Warberg WF X LP is 716 Oak Street, Winnetka, IL 60093. Mr. Warsh disclaims beneficial ownership in such securities, except for his pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of our capital stock. On September 12, 2023, we adopted our Amended and Restated Certificate of Incorporation and Amended and Restated in connection with the completion of the Spin-Out, and this description summarizes the provisions that are included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

As a result of the completion of the Spin-Out, we are a “controlled company” within the meaning of the corporate governance standards of The Nasdaq Capital Market. See “Management — Controlled Company Exemption.” Subsequent to the Spin-Out, we issued all shares of our capital stock in uncertificated form.

Authorized Capital Stock

As a result of the effectiveness of our Amended and Restated Certificate of Incorporation, our authorized capital stock consists of:

●	100,000,000 shares of our common stock, par value $0.00001 per share; and

●	10,000,000 shares of our undesignated, blank check preferred stock, par value $0.00001 per share.

There were 20,000,000 shares of our common stock outstanding, held by one stockholder of record (LiveOne), and no shares of our preferred stock outstanding as of May 5, 2023. This excludes shares of our common stock underlying the Bridge Notes which are subject to conversion in connection with the consummation of the Spin-Out, and shares of our common stock underlying Bridge Warrants and the Placement Agent Warrants, as more fully set forth below. Pursuant to our Amended and Restated Certificate of Incorporation, our board of directors will have the authority, without stockholder approval except as required by Nasdaq rules, to issue additional shares of our capital stock. There were 22,844,787 shares of our common stock issued and outstanding at the time of the completion of the Spin-Out (after giving effect to the Bridge Notes Conversion and assuming no exercise of the Bridge Warrants or the exercise of the Placement Agent Warrants).

Common Stock

Voting rights

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

No preemptive or similar rights

Holders of shares of our common stock do not have preemptive, subscription, or redemption rights. There will be no redemption or sinking fund provisions applicable to our common stock.

Fully paid and non-assessable

All of our outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

As a result of the effectiveness of our Amended and Restated Certificate of Incorporation, our Board of directors:

●	has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding; and

●	may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. As of December 31, 2023, there were no shares of our preferred stock outstanding, and we have no current plans to issue any shares of our preferred stock.

Authorized and Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Bridge Notes

In September 2023, we issued 2,340,707 shares of our common stock underlying the outstanding Bridge Notes as a result of their conversion in full (including accrued and unpaid interest) in connection with the consummation of the Spin-Out. For the terms of the Bridge Notes, please see section above captioned “Certain Relationships And Related Party Transactions — Various Agreements Entered Into With LiveOne — Issuance of Bridge Notes and Bridge Warrants and Placement Agent Warrants.”

As of December 31, 2023, there were no other convertible debt securities of our Company outstanding.

Bridge Warrants

As of December 31, 2023, 3,114,000 shares of our common stock were issuable upon the exercise of our outstanding Bridge Warrants and the Placement Agent Warrants at an exercise price of $3.00 per share. The warrants expire on January 15, 2028. For the terms of the Bridge Notes, please see section above captioned “Certain Relationships And Related Party Transactions — Various Agreements Entered Into With LiveOne — Issuance of Bridge Notes and Bridge Warrants and Placement Agent Warrants.”

As of December 31, 2023, there were no other warrants of our Company outstanding.

2022 Equity Incentive Plan

For the terms of our 2022 Equity Incentive Plan, please see section above captioned “Executive Compensation — 2022 Equity Incentive Plan.”

Stock Options

As of December 31, 2023, there were no options of our Company outstanding.

Restricted Stock Units

As of December 31, 2023, there were 582,500 restricted stock units of our Company outstanding.

Other Equity Awards

Any other equity awards granted under our 2022 Plan generally settle in shares of our common stock. As of December 31, 2023, except as set forth above and below, there were no other equity wards made under our 2022 Plan.

During the nine months ended December 31, 2023, we issued 779,060 shares of our common stock valued at $3 million to our employees. We valued these shares at prices between $1.70 and $4.39 per share, the market price of our common stock on the date of issuance.

During the nine months ended December 31, 2023, we issued 68,562 shares of our common stock valued at $0.1 million to our various consultants. We valued these shares at prices between $1.86 and $1.99 per share, the market price of our common stock on the date of issuance.

We believe the offers, sales and issuances of the securities described above were made in reliance on the exemption from registration contained in Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder and involved a transaction by an issuer not involving any public offering. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

Choice of Forum

Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws provides that: (i) unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (A) any derivative action or proceeding brought on our behalf, (B) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of our current or former directors, officers, other employees, agents, or stockholders to us or our stockholders, including without limitation a claim alleging the aiding and abetting of such a breach of fiduciary duty, (C) any action asserting a claim against us or any of our current or former directors, officers, other employees, agents, or stockholders arising pursuant to any provision of the DGCL or our Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (D) any action asserting a claim related to or involving us that is governed by the internal affairs doctrine; (ii) unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the rules and regulations promulgated thereunder; (iii) the exclusive forum provisions are intended to benefit and may be enforced by us, our officers and directors, the financial advisors to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering; (iv) any person or entity purchasing or otherwise acquiring or holding any interest in our shares of capital stock will be deemed to have notice of and consented to these provisions; and (v) failure to enforce the foregoing provisions would cause us irreparable harm, and we will be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Nothing in our Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in federal court, to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.

Although our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. For more information on the risks associated with our choice of forum provision, see “Risk Factors — Risks Related to Ownership of Our Common Stock — Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, and that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act.”

Anti-Takeover Provisions

Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws contains provisions that may delay, defer, or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor. See “Risk Factors — Risks Related to Ownership of Our Common Stock — Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, and limit the market price of our common stock.”

Stockholder Action and Special Meetings of Stockholders

Our Amended and Restated Certificate of Incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of our stockholders and may not be effected by any consent in writing by our stockholders. Our Amended and Restated Certificate of Incorporation further provides that special meetings of our stockholders may be called only by a majority of our board of directors, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Amended and Restated Bylaws provides advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our Amended and Restated Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Election and Removal of Directors; Filling Vacancies

Our directors will be elected at each annual meeting of our stockholders. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of our voting shares will be able to elect all of our directors. Our Amended and Restated Certificate of Incorporation provides for the removal of any of our directors only for cause and requires a stockholder vote by the holders of at least a 66 2/3% of the voting power of our then outstanding voting stock. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, may only be filled by a resolution of our board of directors unless the board of directors determines that such vacancies shall be filled by the stockholders. This system of electing and removing directors and filling vacancies may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Supermajority Requirements for Amendments of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain amendments to our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws requires the approval of 66 2/3% of the outstanding voting power of our capital stock.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by Nasdaq rules. These additional shares may be used for a variety of corporate finance transactions, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Section 203 of the DGCL

We are subject to the provisions of Section 203 of the DGCL. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with an “interested stockholder.” In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns 15% or more of the outstanding voting stock of the corporation.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 of the DGCL do not apply if:

●	the business combination takes place more than three years after the interested stockholder became an “interested stockholder;”

●	our board of directors approves the transaction that made the stockholder an “interested stockholder” prior to the date of the transaction;

●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding, other than statutorily excluded shares of common stock; or

●	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Limitation on Liability of Directors and Indemnification

Our Amended and Restated Certificate of Incorporation provides that our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director or an officer, except to the extent such exemption from liability or limitation is not permitted under the DGCL, as may be amended. The DGCL provides that a certificate of incorporation may not eliminate or limit the liability of a director or an officer:

●	for any breach of the director’s duty of loyalty to us or our stockholders;

●	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

●	pursuant to Section 174 of the DGCL; or

●	for any transaction from which the director derived an improper personal benefit.

Our Amended and Restated Bylaws provides that we must indemnify our directors and officers to the fullest extent permitted by law. We are also be expressly authorized to advance certain expenses (including attorneys’ fees) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers. In addition, we intend to enter into separate indemnification agreements with each of our directors and executive officers.

Registration Rights

In connection with the Bridge Financing, we agreed to register the shares of our common stock issuable upon conversion of the Bridge Notes and exercise of the Bridge Warrants and the Placement Agent Warrants in connection with the Direct Listing or an initial public offering. The registration statement of which this prospectus is a part is being filed to satisfy such requirements. If we did not file such registration statement on or prior to April 15, 2023, we would have been required to prepay $1,000,000 of the Bridge Notes pro rata to the Bridge Notes holders (other than LiveOne). We were not required to redeem or repay more than a total of $3,000,000 of the principal amount of the Bridge Notes as a result of the Optional Redemption, the Early Redemption and/or the Reg St Redemption.

The registration of shares of our common stock issuable upon conversion of the Bridge Notes and exercise of the Bridge Warrants and the Placement Agent Warrants enables the holders to sell these shares without restriction under the Securities Act when this registration statement is declared effective.

Listing

Our common stock is listed on The Nasdaq Capital Market under the symbol “PODC.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock common stock is Vstock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Pl, Woodmere, NY 11598, and its telephone number is (212) 828-8436.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the listing of our common stock on The Nasdaq Capital Market, there has been no public market for our common stock, and we cannot predict the effect, if any, that sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. Sales of substantial amounts of our common stock in the public market following our listing on The Nasdaq Capital Market or the perception that such sales could occur, could adversely affect the public price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. We will have no input if and when any Registered Stockholder may, or may not, elect to sell its shares of common stock or the prices at which any such sales may occur. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the trading prices of shares of our common stock prevailing from time to time.

As of December 31, 2023, there were 23,072,179 shares of our common stock outstanding.

Shares of our common stock are deemed “restricted securities” (as defined in Rule 144 under the Securities Act). Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. Following the listing of our common stock on The Nasdaq Capital Market, shares of our common stock may be sold either by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act.

As of December 31, 2023, holders of approximately 1,063,693 shares of our common stock resulting from the conversion of the outstanding Bridge Notes (other than those owned by LiveOne) in full, and an additional 1,846,167 shares of our common stock issuable upon the exercise of our outstanding Bridge Warrants (other than those owned by LiveOne) and the Placement Agent Warrants will be able to sell their shares of common stock under Rule 144, assuming the effectiveness of the registration statement of which this prospectus forms a part, and subject to the terms of the lock-up agreements during the Restriction Period as discussed above.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of:

●	1% of the number of shares of our common stock then outstanding; and

●	the average weekly trading volume of our common stock on The Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who purchases shares of capital stock from us in connection with a compensatory stock option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by a company before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after a company becomes subject to the reporting requirements of the Exchange Act.

Registration Rights

The holders of the Bridge Notes, the Bridge Warrants and the Placement Agent Warrants are entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, see “Description of Capital Stock — Registration Rights.” If these shares are registered, in most cases they will be freely tradable without restriction under the Securities Act and a large number of shares may be sold into the public market.

Registration Statement on Form S-8

On December 29, 2023, we filed a Registration Statement on Form S-8 with the SEC under the Securities Act to register 2,000,000 shares of our common stock subject to any outstanding equity awards, as well as shares of our common stock reserved for future issuance under our 2022 Plan. However, the shares registered on such Form S-8 may be subject to the volume limitations and the manner of sale, notice, and public information requirements of Rule 144. See “Executive Compensation — Additional Narratives to 2023 Summary Compensation Table and Outstanding Equity Awards at 2023 Fiscal Year End — Equity Compensation Plans — 2022 Incentive Award Plan” for a description of our 2022 Plan.

SALE PRICE HISTORY OF OUR CAPITAL STOCK

Our common stock began being listed on The Nasdaq Capital Market on September 8, 2023. Prior to the listing of our common stock on The Nasdaq Capital Market, there had been no public market for our common stock. Our common stock also did not have a history of trading in private purchases prior to such point. Since April 1, 2020, there have not been any private transactions of our common stock and shares of our common stock do not have a history of trading in private transactions other than the acquisition of our Company by LiveOne on July 1, 2020 and a private placement offering on July 15, 2022, of our Bridge Notes to certain accredited investors and institutional investors (collectively, the “Bridge Investors”), for gross proceeds of $8,835,000 pursuant to the Subscription Agreements entered into with the Bridge Investors. In connection with the sale of the Bridge Notes, the Bridge Investors received the Bridge Warrants to purchase a number of shares of our common stock as more fully discussed below, and we issued the Placement Agent Warrants to the placement agent. The Bridge Notes, the Bridge Warrants and the Placement Agent Warrants were issued as restricted securities in a private placement transaction exempt from the registration requirements of the Securities Act. Therefore, prior to September 8, 2023, there was no recent price history for our common stock being sold in private transactions. Accordingly, this information has little or no relation to broader market demand for our common stock and thus the opening public price and subsequent public price of our common stock on The Nasdaq Capital Market. In addition, prior to the opening trade, there was no price at which underwriters initially sell shares of our common stock to the public as there was no underwritten initial public offering as part of the Direct Listing. Consequently, upon listing on the Nasdaq Capital Market, the trading price of our common stock has been more volatile than in an underwritten initial public offering and declined significantly. As a result, you should not place undue reliance on any of the prices in our historical transactions as they may differ materially from the ongoing public price of our common stock on The Nasdaq Capital Market. See “Risk Factors — Risks Related to Ownership of Our Common Stock — Our stock price may be volatile, and could decline significantly and rapidly.”

PLAN OF DISTRIBUTION

The Registered Stockholders, and their pledgees, donees, transferees, assignees, or other successors in interest may sell their shares of common stock covered hereby pursuant to brokerage transactions on The Nasdaq Capital Market, or other public exchanges or registered alternative trading venues, at prevailing market prices at any time after the shares of common stock are listed for trading. Other than with LiveOne, including with respect to the Distribution, the Bridge Notes and the Bridge Warrants issued to LiveOne and the various agreements summarized in the section captioned Certain Relationships and Related Party Transactions, we are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of common stock by the Registered Stockholders, except we have engaged a financial advisor with respect to certain other matters relating to the registration of shares of our common stock and listing of our common stock, as further described below. As such, other than LiveOne’s intent to effect the Distribution, we do not anticipate receiving notice as to if and when any Registered Stockholder may, or may not, elect to sell their shares of common stock or the prices at which any such sales may occur, and there can be no assurance that any Registered Stockholders will sell any or all of the shares of common stock covered by this prospectus.

We will not receive any proceeds from the sale of shares of common stock by the Registered Stockholders (except to the extent that any Warrants are exercised for cash). We will recognize costs related to this direct listing and our transition to a publicly-traded company consisting of professional fees and other expenses. We will expense these amounts in the period incurred and not deduct these costs from net proceeds to the issuer as they would be in an initial public offering.

The discussion of the Reference Price and the role of the Financial Advisor has been removed from this prospectus as the Direct Listing was completed on September 8, 2023.

In addition to sales made pursuant to this prospectus, the shares of common stock covered by this prospectus may be sold by the Registered Stockholders in individually negotiated transactions exempt from the registration requirements of the Securities Act. Under the securities laws of some states, shares of common stock may be sold in such states only through registered or licensed brokers or dealers.

A Registered Stockholder may from time to time transfer, distribute (including distributions in kind by registered stockholders that are investment funds), pledge, assign, or grant a security interest in some or all the shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the transferees, distributees, pledgees, assignees, or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of the Registered Stockholders to include the transferee, distributee, pledgee, assignee, or other successors in interest as Registered Stockholders under this prospectus. The Registered Stockholders also may transfer the shares in other circumstances, in which case the transferees, distributes, pledgees, or other successors in interest will be the registered beneficial owners for purposes of this prospectus.

A Registered Stockholder that is an entity may elect to make an in-kind distribution of common stock or warrants to its members, partners, or stockholders pursuant to the registration statement of which this prospectus forms a part by delivering a prospectus.

If any of the Registered Stockholders utilize a broker-dealer in the sale of the shares of common stock being offered pursuant to this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions, or commissions from such Registered Stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal.

LEGAL MATTERS

Foley Shechter Ablovatskiy LLP is our principal legal advisor and will pass upon the validity of our common stock issued to the Registered Stockholders and to be distributed in the Distribution.

EXPERTS

The consolidated financial statements of PodcastOne, Inc. and subsidiaries as of March 31, 2023 and March 31, 2022, and for each of the fiscal years then ended, have been included herein and in the registration statement of which this prospectus forms a part in reliance upon the report of Macias Gini & O’Connell LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a Registration Statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act with respect to the securities we are offering pursuant to this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to us and our securities, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the contract, agreement or other document summarized, but are not complete descriptions of all terms of those contracts, agreements or other documents. If we filed any of those contracts, agreements or other documents as an exhibit to the registration statement, you may read the contract, agreement or other document itself for a complete description of its terms. Each statement in this prospectus relating to a contract, agreement or other document filed as an exhibit is qualified in all respects by the filed exhibit.

You can read our SEC filings, including the registration statement, annual, quarterly and special reports and proxy statements, as well as other information over the Internet at the SEC’s website at www.sec.gov or by visiting our website that we maintain at www.heartsciences.com where you may access the same free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. Investors should not rely on any such information in deciding whether to purchase our securities.

INDEX TO FINANCIAL STATEMENTS

PODCASTONE, INC.

(formerly Courtside Group, Inc.)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of

Courtside Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Courtside Group, Inc. (a subsidiary of LiveOne, Inc.) (the “Company”) as of March 31, 2023 and 2022, the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years then ended, and the related notes to the consolidated financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, negative cash flows from operating activities and has a net capital deficiency These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Macias Gini & O’Connell LLP

We have served as the Company’s auditor since 2022.

Los Angeles, CA

June 29, 2023

PCAOB ID No. 324

COURTSIDE GROUP, INC.

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	March 31,	March 31,
	2023	2022
Assets
Current Assets
Cash and cash equivalents	$3,562	$1,103
Accounts receivable, net	6,876	7,995
Prepaid expense and other current assets	1,006	543
Total Current Assets	11,444	9,641
Property and equipment, net	242	247
Goodwill	12,041	12,041
Intangible Assets, net	732	831
Related party receivable	3,768	1,167
Total Assets	$28,227	$23,927

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$6,898	$6,998
Bridge loan, net	7,155	-
Derivative liabilities	4,767	-
Related party payable	2,288	3,844
Total Liabilities	21,108	10,842

Commitments and Contingencies

Stockholders’ Equity
Common stock, $0.00001 par value; 200,000,000 shares authorized; 20,000,000 and 147,984,230 shares issued and outstanding, respectively	-	-
Additional paid in capital	19,785	18,784
Accumulated deficit	(12,666)	(5,699)
Total stockholders’ equity	7,119	13,085
Total Liabilities and Stockholders’ Equity	$28,227	$23,927

The accompanying notes are an integral part of these consolidated financial statements.

COURTSIDE GROUP, INC.

Consolidated Statements of Operations

(In thousands, except share and per share amounts)

	Year Ended March 31, 2023	Year Ended March 31, 2022

Revenue:	$34,645	$32,348

Operating expenses:
Cost of sales	27,579	26,271
Sales and marketing	5,174	5,155
Product development	312	251
General and administrative	3,316	4,871
Amortization of intangible assets	99	502
Total operating expenses	36,480	37,050
Loss from operations	(1,835)	(4,702)

Other income (expense):
Interest expense, net	(4,674)	(5)
Change in fair value of derivatives	(459)	-
Forgiveness of PPP loans	-	1,103
Other expense	1	-
Total other income (expense), net	(5,132)	1,098

Loss before provision for income taxes	(6,967)	(3,604)

Provision for income taxes	-	-
Net loss	$(6,967)	$(3,604)

Net loss per share – basic and diluted	$(0.06)	$(0.02)
Weighted average common shares – basic and diluted	110,816,207	147,984,230

The accompanying notes are an integral part of these consolidated financial statements.

COURTSIDE GROUP, INC.

Consolidated Statements of Stockholders’ Equity

(In thousands, except share and per share amounts)

	Common Stock		Additional Paid in	Accumulated	Total Stockholder’s
	Shares	Amount	Capital	Deficit	Equity
Balance as of April 1, 2021	147,984,230	$-	$16,258	$(2,095)	$14,163
Stock-based compensation	-	-	2,526	-	2,526
Net loss	-	-	-	(3,604)	(3,604)
Balance as of March 31, 2022	147,984,230	$-	$18,784	$(5,699)	$13,085
Stock-based compensation	-	-	1,001	-	1,001
Cancellation of common stock	(127,984,230)	-	-	-	-
Net loss	-	-	-	(6,967)	(6,967)
Balance as of March 31, 2023	20,000,000	$-	$19,785	$(12,666)	$7,119

The accompanying notes are an integral part of these consolidated financial statements.

COURTSIDE GROUP, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended March 31, 2023	Year Ended March 31, 2022
Cash Flows from Operating Activities:
Net loss	$(6,967)	$(3,604)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	323	634
Stock-based compensation	1,001	2,526
Amortization of debt discount	4,081	-
Change in fair value of bifurcated embedded derivatives	459	-
Forgiveness of PPP Loans	-	(1,103)
Provision for doubtful accounts	85	62
Changes in operating assets and liabilities:
Accounts receivable	1,034	(4,068)
Prepaid expenses and other current assets	(462)	(253)
Related party receivable/payables	(4,157)	1,979
Accounts payable and accrued liabilities	(94)	1,839
Net cash used in operating activities	(4,698)	(1,988)

Cash Flows from Investing Activities:
Purchases of property and equipment	(219)	(283)
Net cash used in investing activities	(219)	(283)

Cash Flows from Financing Activities:
Proceeds from bridge loan	7,376	-
Net cash provided by financing activities	7,376	-

Net change in cash and cash equivalents	2,459	(2,271)
Cash and cash equivalents, beginning of year	1,103	3,374
Cash and cash equivalents, end of year	$3,562	$1,103

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Fair value of warrant and derivative liability issued with debt instrument	$4,308	$-

The accompanying notes are an integral part of these consolidated financial statements.

COURTSIDE GROUP, INC.

Notes to the Consolidated Financial Statements

for the Years Ended March 31, 2023 and 2022

Note 1 — Organization and Basis of Presentation

Organization

Courtside Group, Inc. (“we,” “us,” “our,” the “Company” or “PodcastOne”) is a Delaware corporation headquartered in Beverly Hills, California and is doing business as PodcastOne. The Company is a leading podcast platform and publisher that makes its content available to audiences via all podcasting distribution platforms, including its website (www.podcastone.com), its PodcastOne app, Apple Podcasts, Spotify, Amazon Music and more.

The Company was incorporated in the State of Delaware on February 25, 2014, and is currently a wholly owned subsidiary of LiveOne, Inc. (“LiveOne”). On July 1, 2020, LiveOne through its wholly owned subsidiary, LiveXLive PodcastOne, Inc., acquired the Company (see Note 3 – Business Combination). The Company has two wholly owned subsidiaries, Courtside, LLC, a Delaware limited liability company, and PodcastOne Sales, LLC, a California limited liability company (“PodcastOne Sales”).

Basis of Presentation

The results of operations and financial position of the Company are consolidated with LiveOne’s financial statements and that these financial statements have been derived as if the Company had operated on a standalone basis during the years ended March 31, 2023 and 2022. The amounts recorded for related party transactions with LiveOne may not be considered arm’s length transactions and therefore, the financial statements may not necessarily reflect the Company’s results of operations, financial position and cash flows had the Company engaged in such transactions with an unrelated third party during the years ended March 31, 2023 and 2022. Accordingly, the Company’s historical financial information is not necessarily indicative of what the Company’s results of operations, financial position and cash flows will be in the future, if and when the Company contracts at arm’s length with unrelated third parties for services they receive from LiveOne.

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the ASC and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Going Concern and Liquidity

The Company’s financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

The Company’s principal sources of liquidity have historically been its debt issuances and its cash and cash equivalents (which cash, cash equivalents amounted to $3.5 million as of March 31, 2023). The Company has an accumulated deficit of $12.7 million and had a working capital deficiency of $9.7 million as of March 31, 2023. As of June 29, 2023, we have not yet consummated the Direct Listing (as defined below) and accordingly, as required by the notice from the holders of the Bridge Notes (other than LiveOne), we redeemed (i) $1,000,000 of the outstanding Bridge Notes (other than the Bridge Notes issued to LiveOne) on April 7, 2023, (ii) an additional $1,000,000 of the outstanding Bridge Notes (other than the Bridge Notes issued to LiveOne) on May 13, 2023, and (iii) an additional $1,000,000 of the outstanding Bridge Notes (other than the Bridge Notes issued to LiveOne) on June 3, 2023. As a result it may be necessary for the Company to maintain cash balances to support the consolidated minimum requirement and use our available cash to redeem the applicable portion of the Bridge Notes, thus impacting cash available to support our liquidity in the future. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date that these financial statements are filed. The Company’s consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company is looking for additional financing sources to attempt to secure additional interim financing by end of July 2023 after the completion of the Company’s planned listing on a national exchange, which financing is needed to continue the Company’s operations as currently being conducted and satisfy the Company’s obligations, unless such financing is provided by LiveOne, if at all. In the absence of additional sources of liquidity, management anticipates that existing cash resources will not be sufficient to meet current operating and liquidity needs beyond June 2024. There is no assurance that management will be able to obtain additional liquidity or be successful in raising additional funds or that such required funds, if available, or that LiveOne will provide any financing to the Company, if at all, or that any such financing will be available on attractive terms or that it will not have a significant dilutive effect on the Company’s existing stockholders. In addition, management is unable to determine at this time whether any of these potential sources of liquidity will be adequate to support the Company’s future business operations. While we do not currently anticipate delays or hindrances to our current business operations and initiatives schedule due to liquidity constraints, without additional funding the Company may not be able to continue its current level of business operations in the future. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business.

Principles of Consolidation

The financial statements include the accounts of the Company and its wholly owned subsidiaries. Acquisitions are included in the Company’s consolidated financial statements from the date of the acquisition. The Company uses purchase accounting for its acquisitions, which results in all assets and liabilities of acquired businesses being recorded at their estimated fair values on the acquisition dates. All intercompany balances and transactions have been eliminated in consolidation.

Note 2 — Summary of Significant Accounting Policies

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. The global impact of the COVID-19 pandemic has had a negative effect on the global economy, disrupting the financial markets creating increasing volatility and overall uncertainty. The Company began to experience modest adverse impacts of the COVID-19 pandemic in the fourth quarter of fiscal year ended March 31, 2020 and which became more adverse throughout the fiscal year ended March 31, 2021 and up to the third quarter of fiscal year ended March 31, 2022. Although the impact has subsided, the Company continued experiencing modest adverse impacts throughout the fiscal year ended March 31, 2023. During the fiscal year ended March 31, 2021, the Company enacted several initiatives to counteract these near-term challenges, including salary reductions and obtaining a Paycheck Protection Program (“PPP”) loan (see Note 7 - Notes Payable).

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include revenue, allowance for doubtful accounts, the assigned value of acquired assets and assumed and contingent liabilities associated with business combinations and the related purchase price allocation, useful lives and impairment of property and equipment, intangible assets, goodwill and other assets. Actual results could differ materially from those estimates. On an ongoing basis, the Company evaluates its estimates compared to historical experience and trends, which form the basis for making judgments about the carrying value of assets and liabilities. Given the overall uncertainty surrounding the COVID-19 pandemic, there is a reasonable possibility that actual results could differ from those estimates and such differences could be material to the financial position and results of operations, specifically in assessing when the collectability of revenue related consideration is probable, and the impairment assessment of goodwill, indefinite lived assets or long-lived assets that are depreciated or amortized.

Revenue Recognition Policy

The Company accounts for a contract with a customer when an approved contract exists, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and the collectability of substantially all of the consideration is probable. Revenue is recognized when the Company satisfies its obligation by transferring control of the goods or services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company uses the expected value method to estimate the value of variable consideration on advertising contracts to include in the transaction price and reflect changes to such estimates in periods in which they occur. Variable consideration for these services is allocated to and recognized over the related time period such advertising services are rendered as the amounts reflect the consideration the Company is entitled to and relate specifically to the Company’s efforts to satisfy its performance obligation. The amount of variable consideration included in revenue is limited to the extent that it is probable that the amount will not be subject to significant reversal when the uncertainty associated with the variable consideration is subsequently resolved.

Practical Expedients

The Company elected the practical expedient and recognized the incremental costs of obtaining a contract, if any, as an expense when incurred if the amortization period of the asset that would have been recognized is one year or less.

Gross Versus Net Revenue Recognition

The Company reports revenue on a gross basis for all advertising contracts based on management’s assessment of whether the Company acts as a principal or agent in the transaction and is evaluated on a transaction-by-transaction basis. To the extent the Company acts as the principal, revenue is reported on a gross basis net of any sales tax from customers, when applicable, and gross of revenue sharing expenses owed to the content creators. The determination of whether the Company acts as a principal or an agent in a transaction is based on an evaluation of whether the Company controls the good or service prior to transfer to the customer. The gross amount of revenue recognized is equal to the amounts received from our customer, gross of revenue sharing expenses owed to the content creators.

Advertising Revenue

Advertising revenue primarily consist of revenues generated from the sale of audio, video, and display advertising space to third-party advertising exchanges. Revenues are recognized based on delivery of impressions over the contract period to the third-party exchanges, either when an ad is placed for listening or viewing by a visitor or when the visitor “clicks through” on the advertisement. The advertising exchange companies report the variable advertising revenue performed on a monthly basis which represents the Company’s efforts to satisfy the performance obligation. The Company earns advertising revenues primarily for fees earned from advertisement placement purchased by the customer during the time the podcast is delivered to the viewing audience, under the terms and conditions as set forth in the applicable podcasting agreement calculated using impressions.

From time to time the Company enters into barter transactions involving advertising provided in exchange for goods and services. Revenue from barter transactions is recognized based on delivery of impressions and in the same manner as described above. Services received are charged to expense when received or utilized. If services are received prior to the delivery of impressions, a liability is recorded. If delivery of impressions has occurred before the receipt of goods or services, a receivable is recorded. Barter revenue for the years ended March 31, 2023 and 2022 was $8.3 million and $4.3 million, respectively.

Cost of Sales

Cost of sales consists of direct costs comprised of revenue sharing expenses owed to content creators and commissions.

Sales and Marketing

Sales and Marketing include the direct and indirect costs related to the Company’s event advertising and marketing. Additionally, sales and marketing include merchandising advertising and royalty costs. Advertising expenses to promote the Company’s services are expensed as incurred. Advertising expenses included in sales and marketing expense were $0.2 million and $0.2 million for the years ended March 31, 2023 and 2022, respectively.

Allocation of Costs

The Company’s consolidated financial statements include an allocation of costs that have been incurred by LiveOne on the Company’s behalf. Such expenses incurred include, but are not limited to, salaries, benefits, share-based compensation expense, insurance, accounting, tax and legal services. Such expenses were allocated to the Company based upon certain assumptions and estimates that were made in order to allocate a reasonable share of such expenses to the Company, so that the Company’s consolidated financial statements reflect substantially all costs of doing business. The authoritative guidance to allocate such costs is set forth in Staff Accounting Bulletin, or SAB Topic 1-B “Allocations of Expenses and Related Disclosures in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.”

Had the Company been operating on a stand-alone basis, the cost allocated would not be materially different for the years ended March 31, 2023 and 2022, respectively.

Product Development

Product development costs not capitalized are primarily expenses for research and development, product and content development activities, including internal software development and improvement costs which have not been capitalized by the Company.

Stock-Based Compensation

Stock-based compensation is allocated to the Company from its parent LiveOne based on the amount of stock-based compensation granted to employees of the Company in the form of stock-based compensation of LiveOne in accordance with SAB Topic 1-B “Allocations of Expenses and Related Disclosures in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.”

LiveOne measures stock-based compensation cost at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period, on an accelerated basis. LiveOne accounts for awards with graded vesting as if each vesting tranche is valued as a separate award. LiveOne uses the Black-Scholes-Merton option pricing model to determine the grant date fair value of stock options. This model requires LiveOne to estimate the expected volatility and the expected term of the stock options which are highly complex and subjective variables. The variables take into consideration, among other things, actual and projected employee stock option exercise behavior. LiveOne uses a predicted volatility of its stock price during the expected life of the options that is based on the historical performance of LiveOne’s stock price as well as including an estimate using guideline companies. The expected term is computed using the simplified method as LiveOne’s best estimate given its lack of actual exercise history. LiveOne has selected a risk-free rate based on the implied yield available on U.S. Treasury securities with a maturity equivalent to the expected term of the option. Management believes that the fair value of the stock options is more reliably measured than the fair value of the services received. Compensation expense resulting from granted restricted stock units and restricted stock awards is measured at fair value on the date of grant and is recognized as share-based compensation expense over the applicable vesting period. Stock-based awards are comprised principally of stock options, restricted stock, restricted stock units (“RSUs”), and restricted stock awards (“RSAs”). Forfeitures are recognized as incurred. LiveOne records the fair value of these equity-based awards and expense at their cost ratably over related vesting periods.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Company’s consolidated statements of operations in the period that includes the enactment date.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted-average number of common shares and the dilutive effect of contingent shares outstanding during the period. Potentially dilutive contingent shares consist of stock options issued to employees, directors, vendors and consultants, restricted stock units, and convertible notes would be excluded from the diluted earnings per share calculation because their effect is anti-dilutive.

Basic earnings per share is calculated using our weighted-average outstanding common shares. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method. In periods when we have a net loss, stock awards are excluded from our calculation of earnings per share as their inclusion would have an antidilutive effect.

Business Combinations

The Company accounts for its business combinations using the acquisition method of accounting where the purchase consideration is allocated to the underlying net tangible and intangible assets acquired, based on their respective fair values. The excess of the purchase consideration over the estimated fair values of the net assets acquired is recorded as goodwill. Identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree are recognized and measured as of the acquisition date at fair value. Additionally, any contingent consideration is recorded at fair value on the acquisition date and classified as a liability. Goodwill is recognized to the extent by which the aggregate of the acquisition-date fair value of the consideration transferred and any noncontrolling interest in the acquiree exceeds the recognized basis of the identifiable assets acquired, net of assumed liabilities. Determining the fair value of assets acquired, liabilities assumed and noncontrolling interests requires management’s judgment and often involves the use of significant estimates and assumptions, including, but not limited to, the selection of appropriate valuation methodology, projected revenue, expenses and cash flows, weighted average cost of capital, discount rates, estimates of customer turnover rates, estimates of terminal values, and royalty rates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities, when purchased, of three months or less.

The following table provides amounts included in cash and cash equivalents presented in the Company’s consolidated statements of cash flows for the years ended March 31, 2023 and 2022 (in thousands):

	March 31, 2023	March 31, 2022
Total cash and cash equivalents	$3,562	$1,103

Allowance for Doubtful Accounts

The Company evaluates the collectability of its accounts receivable based on a combination of factors. Generally, it records specific reserves to reduce the amounts recorded to what it believes will be collected when a customer’s account ages beyond typical collection patterns, or the Company becomes aware of a customer’s inability to meet its financial obligations.

The Company believes that the credit risk with respect to trade receivables is limited due to the large and established nature of its largest customers. At March 31, 2023, the Company had one customer that made up 83% of the total accounts receivable balance. At March 31, 2022, the Company had one customer that made up 33% of the total accounts receivable balance.

The Company’s accounts receivable at March 31, 2023 and 2022 are as follows (in thousands):

	March 31,	March 31,
	2023	2022
Accounts receivable, gross	$7,061	$8,094
Less: Allowance for doubtful accounts	(186)	(99)
Accounts receivable, net	$6,876	$7,995

Related Party Receivable and Payables

LiveOne has historically maintained a lending relationship with the Company in order to supplement the Company’s working capital needs. As of March 31, 2023, the net receivable was $1.5 million as a result of cash being transferred to LiveOne as a result of the $8.8 million Bridge Loan proceeds. LiveOne and the Company do not charge interest on these borrowings.

Property and Equipment

Property and equipment are recorded at cost. Costs of improvements that extend the economic life or improve service potential are also capitalized. Capitalized costs are depreciated over their estimated useful lives. Costs for normal repairs and maintenance are expensed as incurred. The Company capitalizes certain costs related to the development of its platform and other software applications for internal use. In accordance with authoritative guidance, the Company begins to capitalize its costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. The Company stops capitalizing these costs when the software is substantially complete and ready for its intended use, including the completion of all significant testing. These costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated to be three years. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditure will result in additional functionality and expense costs incurred for maintenance and minor upgrades and enhancements. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded within product development expenses in the Company’s consolidated statements of operations.

Depreciation is recorded using the straight-line method over the assets’ estimated useful lives, which are generally as follows: computer, machinery, and software equipment (3 to 5 years), furniture and fixtures (3 to 5 years), leasehold improvements are depreciated over the shorter of the estimated useful life or the lease term and capitalized software (3 years).

The Company evaluates the carrying value of its property and equipment if there are indicators of potential impairment. If there are indicators of potential impairment, the Company performs an analysis to determine the recoverability of the asset group carrying value by comparing the expected undiscounted future cash flows to the net book value of the asset group. If it is determined that the expected undiscounted future cash flows are less than the net book value of the asset group, the excess of the net book value over the estimated fair value is recorded in the Company’s consolidated statements of operations. Fair value is generally estimated using valuation techniques that consider the discounted cash flows of the asset group using discount and capitalization rates deemed reasonable for the type of assets, as well as prevailing market conditions, appraisals, recent similar transactions in the market and, if appropriate and available, current estimated net sales proceeds from pending offers.

Goodwill and Indefinite-Lived Assets

Goodwill represents the excess of the purchase consideration over the fair value of the net tangible and identifiable intangible assets acquired in a business combination and is carried at cost. Acquired trademarks and trade names are assessed as indefinite lived assets if there are no foreseeable limits on the periods of time over which they are expected to contribute cash flows. Goodwill and indefinite-lived assets are not amortized, but are subject to an annual impairment testing, as well as between annual tests when events or circumstances indicate that the carrying value may not be recoverable. We perform our annual impairment testing at January 1 of each year.

The Company’s annual goodwill impairment test is performed at the reporting unit level. The Company generally tests goodwill for possible impairment by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If a qualitative assessment is not used, or if the qualitative assessment is not conclusive, a quantitative impairment test is performed. If a quantitative test is performed, the Company determines the fair value of the related reporting unit and compares this value to the recorded net assets of the reporting unit, including goodwill. The fair value of the Company’s reporting unit is determined using a market approach based on quoted prices in active markets. In the event the recorded net assets of the reporting unit exceed the estimated fair value of such assets, an impairment charge is recorded. Based on the Company’s annual impairment assessment, no impairments of goodwill were identified during the years ended March 31, 2023 and 2022, respectively.

Estimations and assumptions regarding, future performance, results of the Company’s operations and comparability of its market capitalization and net book value will be used.

Intangible Assets with Finite Useful Lives

The Company has certain finite-lived intangible assets that were initially recorded at their fair value at the time of acquisition. These intangible assets consist of Intellectual Property and Content Creator Relationships resulting from business combinations. Intangible assets with finite useful lives are amortized using the straight-line method over their respective estimated useful lives, which are generally as follows: Brand and Trade Names (10 years), Customer, Content Creator (2 years).

The Company reviews all finite lived intangible assets for impairment when circumstances indicate that their carrying values may not be recoverable. If the carrying value of an asset group is not recoverable, the Company recognizes an impairment loss for the excess carrying value over the fair value in its consolidated statements of operations. In our assessment for potential impairment we identified triggering events due to the events resulting from the global COVID-19 pandemic which caused an overall advertising spend decrease from our advertising partners. No impairment losses have been recorded during the years ended March 31, 2023 and 2022, respectively. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown, which may impair the Company’s asset values, including intangible assets.

Fair Value Measurements – Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (i.e., an exit price). The Company uses the three-level valuation hierarchy for classification of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect the Company’s own assumptions about the data market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized below:

Level 1	Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

Level 3	Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The classification of assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement in its entirety. Proper classification of fair value measurements within the valuation hierarchy is considered each reporting period. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared. The derivative liabilities are recognized at fair value on a recurring basis at March 31, 2023 and are Level 3 measurements. There have been no transfers between levels.

Notes Payable – Paycheck Protection Program (“PPP”) Loans

In response to the COVID-19 pandemic, the PPP was established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and administered by the U.S. Small Business Administration (“SBA”). Companies who met the eligibility requirements set forth by the PPP could qualify for PPP loans provided by local lenders, which supports payroll, rent and utility expenses (“qualified expenses”). If the loan proceeds are fully utilized to pay qualified expenses over the covered period, as further defined by the PPP, the full principal amount of the PPP loan may qualify for loan forgiveness, subject to potential reduction based on the level of full-time employees maintained by the organization during the covered period as compared to a baseline period. During the year ended March 31, 2022, the Company received confirmation from the SBA that $1.1 million in PPP loans (see Note 7 – Notes Payable) was forgiven.

As the loans were forgiven and the Company was released from being the primary obligor, the Company recognized income in the amount forgiven in accordance with ASC 470-20. The Company recognized a gain on forgiveness of the PPP loans of $1.1 million during the year ended March 31, 2022, and is included in total other expense, net in the accompanying consolidated statements of operations.

Concentration of Credit Risk

The Company maintains cash balances at commercial banks. Cash balances commonly exceed the $250,000 amount insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts, and management believes that the Company is not exposed to any significant credit risk with respect to such cash and cash equivalents.

Debt with Warrants

In accordance with ASC Topic 470-20-25, when the Company issues debt with warrants, the Company treats the fair value of the warrants as a debt discount, recorded as a contra-liability against the debt, and amortizes the balance over the life of the underlying debt as amortization of debt discount expense in the consolidated statements of operations using the straight-line method. The offset to the contra-liability is recorded as either equity or liability in the Company’s consolidated balance sheets depending on the accounting treatment of the warrants. If the debt is retired early, the associated debt discount is then recognized immediately as amortization of debt discount expense in the consolidated statements of operations.

Convertible Debt – Derivative Treatment

When the Company issues debt with a conversion feature, we must first assess whether the conversion feature meets the requirements to be treated as a derivative, as follows: (a) one or more underlyings, typically the price of our common stock; (b) one or more notional amounts or payment provisions or both, generally the number of shares upon conversion; (c) no initial net investment, which typically excludes the amount borrowed; and (d) net settlement provisions, which in the case of convertible debt generally means the stock received upon conversion can be readily sold for cash. An embedded equity-linked component that meets the definition of a derivative does not have to be separated from the host instrument if the component qualifies for the scope exception for certain contracts involving an issuer’s own equity. The scope exception applies if the contract is both (a) indexed to its own stock; and (b) classified in stockholders’ equity in its balance sheet.

If the conversion feature within convertible debt meets the requirements to be treated as a derivative, we estimate the fair value of the convertible debt derivative using a Monte Carlo simulation model upon the date of issuance. If the fair value of the convertible debt derivative is higher than the face value of the convertible debt, the excess is immediately recognized as interest expense. Otherwise, the fair value of the convertible debt derivative is recorded as a liability with an offsetting amount recorded as a debt discount, which offsets the carrying amount of the debt. The derivative is revalued at the end of each reporting period and any change in fair value is recorded as a gain or loss in the statement of operations. The debt discount is amortized through interest expense over the life of the debt using the straight-line method.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in more timely recognition of credit losses. The guidance is effective for fiscal years beginning after December 15, 2022 for SEC filers that are eligible to be smaller reporting companies under the SEC’s definition, and interim periods within those fiscal years. The Company is currently evaluating the impact this guidance will have on the Company’s consolidated financial statements.

Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40). The FASB issued this ASU to address issues identified as a result of the complexity associated with GAAP for certain financial instruments with characteristics of liabilities and equity. Complexity associated with the accounting is a significant contributing factor to numerous financial statement restatements and results in complexity for users attempting to understand the results of applying the current guidance. In addressing the complexity, the FASB focused on amending the guidance on convertible instruments and the guidance on the derivatives scope exception for contracts in an entity’s own equity. For convertible instruments, the FASB decided to reduce the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The FASB concluded that eliminating certain accounting models simplifies the accounting for convertible instruments, reduces complexity for preparers and practitioners, and improves the decision usefulness and relevance of the information provided to financial statement users. In addition to eliminating certain accounting models, the FASB also decided to enhance information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance on the basis of feedback from financial statement users. The FASB decided to amend the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. The FASB observed that the application of the derivatives scope exception guidance results in accounting for some contracts as derivatives while accounting for economically similar contracts as equity. The FASB also decided to improve and amend the related EPS guidance. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The FASB specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The FASB specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The FASB decided to allow entities to adopt the guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Company adopted ASU 2020-06 on April 1, 2022 on a prospective basis. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), to increase the transparency of government assistance for accounting for transactions with governments by applying a grant or contribution model by analogy to other accounting guidance (for example, a grant model within IAS 20, Accounting for Government Grants and Disclosure of Government Assistance), including the disclosure of (1) the types of assistance, (2) an entity’s accounting for the assistance, and (3) the effect of the assistance on an entity’s financial statements. Diversity currently exists in the recognition, measurement, presentation, and disclosure of government assistance received by business entities because of the lack of specific authoritative guidance in GAAP. The amendments in this ASU will provide comparable and transparent information to financial statement users. The amendments in this ASU are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. The Company adopted ASU 2021-10 on April 1, 2022 on a prospective basis. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the SEC did not or are not believed by management to have a material impact on the Company’s present or future consolidated financial statement presentation or disclosures.

Note 3 — Business Combination

On July 1, 2020, LiveOne’s wholly owned subsidiary, LiveXLive PodcastOne, Inc., acquired 100% of the equity interests of the Company for net consideration of $16.1 million consisting of 5,363,636 shares of LiveOne’s common stock with a fair value of $14.6 million, net of a 24% discount for lack of marketability described below, contingent consideration with a fair value of $1.1 million and an additional true-up of 203,249 shares of LiveOne’s common stock during the third quarter of fiscal year ended March 31, 2021 valued at $0.4 million, net of a 24% discount for lack of marketability described below, that was issued as part of the final purchase price consideration. The shares of LiveOne’s common stock were subject to a twelve-month lock-up period and remains subject to sales volume restrictions. In connection with the acquisition, the accounts of the Company were adjusted using the push down basis of accounting to recognize the allocation of the net assets acquired which was determined to be $16.1 million. In accordance with the push down basis of accounting, the Company’s net assets were adjusted to their fair values as of the date of the acquisition based upon an independent appraisal.

Contingent Consideration recorded on LiveOne’s books

If, during the period commencing after May 7, 2020 and ending on July 1, 2022, for five consecutive trading days the closing market price of LiveOne’s common stock exceeded $5.00 per share, an additional aggregate payment of $3.0 million in cash was to be paid to the sellers of PodcastOne in accordance with their respective pro rata percentage within five business days of the second anniversary of the closing date (July 1, 2022). The fair value of this contingent consideration liability on the closing date of July 1, 2020 was estimated at $1.1 million using a Monte Carlo simulation and the significant unobservable input included a credit yield of 21.9%. During the period from July 1, 2020 to March 2021, the closing price of LiveOne’s common stock exceeded $5.00 per share for the requisite five consecutive days, therefore the contingent liability was valued at $2.4 million and $3.0 million as of March 31, 2021 and 2022, respectively. As of March 31, 2021, the contingent consideration liability was discounted based on the effective market rate as the liability would not be settled until July 2022.

Goodwill resulted from the acquisition as it is intended to augment and diversify LiveOne’s revenue streams. The Company accounted for the acquisition as a business combination. As a result of the acquisition of the stock of PodcastOne, the goodwill is not deductible for tax purposes. The contingent consideration was not pushed down to the PodcastOne subsidiary at the time of the acquisition and for carve-out purposes as it was deemed an obligation of the Company’s parent, LiveOne. The net consideration for the acquisition of the equity interests of $16.1 million was recorded as a contribution by LiveOne to the Company in the Consolidated Statement of Stockholders’ Equity.

The following table summarizes the fair value of the assets acquired and liabilities assumed in the PodcastOne acquisition (in thousands):

Asset Type	Weighted Average Amortization Period (Years)	Fair Value
Cash and cash equivalents		$1,286
Accounts receivable		3,951
Prepaid expense and other assets		316
Property and equipment		119
Content creator relationships	1.6	772
Brand and trade names	10	1,010
Goodwill		12,041
Accounts payable and accrued liabilities		(2,934)
Deferred tax asset		972
Allowance for deferred tax asset		(972)
Note payable		(471)
Net assets acquired		$16,091

The fair value of the assets acquired includes accounts receivable of $4.0 million. The gross amount due under contracts is $4.2 million, of which $0.2 million is expected to be uncollectible. LiveOne did not acquire any other class of receivable as a result of the acquisition of PodcastOne.

As a result of the acquisition, LiveOne acquired 147,984,230 shares of the Company’s common stock and eliminated the historical equity balances of the predecessor company which consisted of a balance of $11.6 million in additional paid in capital and $9.4 million of accumulated deficit

Note 4 — Property and Equipment

The Company’s property and equipment at March 31, 2023 and 2022 was as follows (in thousands):

	March 31,	March 31,
	2023	2022
Property and equipment, net
Computer, machinery, and software equipment	$113	$109
Furniture and fixtures	14	14
Leasehold improvements	24	24
Capitalized internally developed software	559	343
Total property and equipment	710	490
Less accumulated depreciation and amortization	(468)	(243)
Total property and equipment, net	$242	$247

Depreciation expense was $0.2 million and $0.1 million for the years ended March 31, 2023 and 2022, respectively.

Note 5 — Goodwill and Intangible Assets

Goodwill

The Company currently has one reporting unit. The following table presents the changes in the carrying amount of goodwill for the year ended March 31, 2023 (in thousands):

Goodwill
Balance as of March 31, 2022	$12,041
Acquisitions	-
Balance as of March 31, 2023	$12,041

Finite-Lived Intangible Assets

The Company’s finite-lived intangible assets were as follows as of March 31, 2023 (in thousands):

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Content creator relationships	$772	$772	$-
Brand and trade names	1,010	278	732
Total	$1,782	$1,050	$732

The Company’s finite-lived intangible assets were as follows as of March 31, 2022 (in thousands):

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Content creator relationships	$772	$772	$-
Brand and trade names	1,010	179	831
Total	$1,782	$951	$831

The Company’s amortization expense on its finite-lived intangible assets was $0.1 million and $0.5 million for the years ended March 31, 2023 and 2022, respectively.

The Company expects to record amortization of intangible assets for fiscal years ending March 31, 2024 and future fiscal years as follows (in thousands):

For Years Ending March 31,
2024	$101
2025	101
2026	101
2027	101
2028	101
Thereafter	227
$732

Note 6 — Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at March 31, 2023 and 2022 were as follows (in thousands):

	March,	March 31,
	2023	2022
Accounts payable	$1,541	$2,453
Accrued revenue share	3,039	3,391
Other accrued liabilities	2,318	1,554
	$6,898	$6,998

Accrued revenue share can be attributed to monies owed to content creators who contribute their podcast or other media content for the Company to sell to consumers. The Company accrues a liability based on the percentage of revenue owed to each content creator at the time of sale.

Note 7 — Notes Payable

On July 1, 2020, LiveOne acquired the Company, which had previously obtained a PPP loan with a balance of $0.5 million as of March 31, 2021. In May 2021, the Company received confirmation from the SBA that the entire balance of such PPP loan was forgiven as a result of the Company’s application and acceptance under the terms of the CARES Act.

On March 20, 2021, the Company received proceeds of $0.6 million from a second loan (the “Second PPP Loan”) under the PPP of the CARES Act, which the Company intended to use to retain employees and for other qualifying expenses. The Second PPP Loan matures on March 20, 2026 and bears annual interest at a rate of 1.0%. In March 2022, the Company received confirmation from the SBA that the entire balance of the Second PPP Loan was forgiven as a result of the Company’s application and acceptance under the terms of the CARES Act.

During the year ended March 31, 2022, the Company recorded a gain in other income of $1.1 million.

Note 8 — Bridge Loan

Private Placement

On July 15, 2022 (the “Closing Date”), the Company completed a private placement offering (the “PC1 Bridge Loan”) of its unsecured convertible notes with an original issue discount of 10% (the “OID”) in the aggregate principal amount of $8.8 million (the “PC1 Notes”) to certain accredited investors and institutional investors (collectively, the “Purchasers”), for cash proceeds of $7.4 million, net of placement agent fees of $0.7 million, pursuant to the Subscription Agreements entered into with the Purchasers (the “Subscription Agreements”). In connection with the sale of the PC1 Notes, the Purchasers received warrants (the “PC1 Warrants”) to purchase a number of shares (the “PC1 Warrant Shares”) of the Company’s common stock. The PC1 Notes mature on July 15, 2023, subject to a one-time three-month extension at the Company’s election (the “Maturity Date”). The PC1 Notes bear interest at a rate of 10% per annum payable on maturity. The PC1 Notes shall automatically convert into the securities of the Company sold in a Qualified Financing (an initial public offering of the Company’s securities from which the Company’s trading market at the closing of such offering is a national securities exchange) or Qualified Event (a direct listing of the Company’s securities on a national securities exchange (the “Direct Listing”)), as applicable, upon the closing of a Qualified Financing or Qualified Event, as applicable, at a price per share equal to the lesser of (i) the price equal to $60.0 million divided by the aggregate number of shares of the Company’s common stock outstanding immediately prior to the closing of a Qualified Financing or Qualified Event, as applicable (assuming full conversion or exercise of all convertible and exercisable securities of the Company then outstanding, subject to certain exceptions), and (ii) 70% of the offering price of the shares (or whole units, as applicable) in the Qualified Financing or 70% of the initial listing price of the shares on a national securities exchange in the Qualified Event, as applicable. Each holder of the PC1 Notes (other than LiveOne) may at such holder’s option require the Company to redeem up to 45% of the principal amount of such holder’s PC1 Notes (together with accrued interest thereon, but excluding the OID), in aggregate up to $3,000,000 for all of the PC1 Notes (other than those held by LiveOne), immediately prior to the completion of a Qualified Financing or a Qualified Event, as applicable, with such redemption to be made pro rata to the redeeming holders of the PC1 Notes (the “Optional Redemption”). Upon a Purchaser’s redemption of any PC1 Notes pursuant to the Optional Redemption right, then a portion of such Purchaser’s PC1 Warrants shall be forfeited and cancelled in accordance with the following formula: for each $0.001 million of the principal amount of the PC1 Notes redeemed, PC1 Warrants to purchase 100% of the Warrant Shares issued per $0.001 million of the principal amount of the PC1 Notes shall be immediately forfeited and cancelled.

LiveOne also agreed (i) not to effect a Qualified Financing or a Qualified Event, as applicable, unless immediately following such event LiveOne owns no less than 66% of the Company’s equity, unless in either case otherwise permitted by the written consent of the holders of the majority of the PC1 Notes (excluding LiveOne) (the “Majority Noteholders”) and LiveOne’s senior lender, as applicable, (ii) that until a Qualified Financing or a Qualified Event, as applicable, is consummated, LiveOne guaranteed the repayment of the PC1 Notes when due (other than the Bridge Notes issued to LiveOne) and any interest or other fees due thereunder, and (iii) that if the Company has not consummated a Qualified Financing or a Qualified Event, as applicable, by February 15, 2023, March 15, 2023 or April 15, 2023, as applicable, unless in either case permitted by the written consent of the Majority Noteholders, the Company shall be required to redeem $1,000,000 of the then outstanding PC1 Notes pro rata from the PC1 Notes holders (other than the PC1 Notes issued to LiveOne) by the tenth calendar day of each month immediately following such respective date, up to an aggregate redemption of $3,000,000 over the course of such three months, each of which shall be distributed to the holders of the PC1 Notes (other than LiveOne) on a prorated basis (the “Early Redemption”).

The Company further agreed to register the shares of its common stock issuable upon conversion of the PC1 Notes and exercise of the PC1 Warrants in connection with a Qualified Financing or a Qualified Event. If the Company did not file such registration statement on or prior to April 15, 2023, the Company was required to prepay $1,000,000 of the PC1 Notes pro rata to the PC1 Notes holders (other than LiveOne), and if the Company did not file such registration statement on or prior to July 15, 2023, the Company was required to prepay $2,000,000 of the PC1 Notes pro rata to the PC1 Notes holders (other than LiveOne) (the “Reg St Redemption”). The Company is not be required to redeem or repay more than a total of $3,000,000 of the principal amount of the PC1 Notes as a result of the Optional Redemption, the Early Redemption and/or the Reg St Redemption.

The Company also agreed (i) not to effect the Direct Listing or an initial public offering, as applicable, unless immediately following such event LiveOne owns no less than 66% of our equity, unless in either case otherwise permitted by the written consent of the holders of the majority of the Bridge Notes (excluding LiveOne) (the “Majority Noteholders”) and the senior lenders, as applicable, (ii) that until the Direct Listing or an initial public offering, as applicable, is consummated, LiveOne guaranteed the repayment of the Bridge Notes when due (other than the Bridge Notes issued to LiveOne) and any interest or other fees due thereunder, and (iii) that if we have not consummated the Direct Listing or an initial public offering, as applicable, by February 15, 2023, March 15, 2023 or April 15, 2023, unless in either case permitted by the written consent of the Majority Noteholders, the Company was required to redeem $1,000,000 of the then outstanding Bridge Notes (other than the Bridge Notes issued to LiveOne) by the tenth calendar day of each month immediately following such respective date, up to an aggregate redemption of $3,000,000 over the course of such three months, each of which shall be distributed to the holders of the Bridge Notes (other than LiveOne) on a prorated basis (the “Early Redemption”). As of May 5, 2023, we have not yet consummated the Direct Listing and accordingly, as required by the notice from the holders of the Bridge Notes (other than LiveOne), we redeemed (i) $1,000,000 of the outstanding Bridge Notes (other than the Bridge Notes issued to LiveOne) on April 7, 2023, (ii) an additional $1,000,000 of the outstanding Bridge Notes (other than the Bridge Notes issued to LiveOne) on May 13, 2023, and (iii) an additional $1,000,000 of the outstanding Bridge Notes (other than the Bridge Notes issued to LiveOne) on June 3, 2023. The Company is not required to redeem any additional Bridge Notes, other than at maturity, subject to the Bridge Notes automatically converting as described herein.

The Company further agreed to register the shares of its common stock issuable upon conversion of the Bridge Notes and exercise of the Bridge Warrants and the Placement Agent Warrants in connection with the Direct Listing or an initial public offering. If the Company did not file such registration statement on or prior to the date that is nine months after July 15, 2022, the Company was required to prepay $1,000,000 of the Bridge Notes pro rata to the Bridge Notes holders (other than LiveOne), and if the Company did not file such registration statement on or prior to the date that is 12 months after July 15, 2022, the Company was required to prepay $2,000,000 of the Bridge Notes pro rata to the Note holders (other than LiveOne) (the “Reg St Redemption”). The Company was not required to redeem or repay more than a total of $3,000,000 of the principal amount of the Bridge Notes as a result of the Optional Redemption, the Early Redemption and/or the Reg St Redemption.

On May 15, 2023, the United States Securities and Exchange Commission (the “SEC”) declared effective the Company’s Registration Statement on Form S-1, as amended (the “Registration Statement”), which registered for resale the shares of the Company’s common stock issuable upon conversion of the Bridge Notes and exercise of the Bridge Warrants and the Placement Agent Warrants and other shares in connection with the Company’s planned Direct Listing on Nasdaq.

Warrants

The PC1 Warrants are classified as liabilities as they represent an obligation to deliver a variable number of shares of the Company’s common stock in the future and are therefore required to be initially and subsequently measured at fair value each reporting period. The Company recorded a warrant liability in the amount of $2.6 million (and reduced the proceeds allocated to the PC1 Notes accordingly). The fair value of the PC1 Warrant liability is remeasured each reporting period using a Monte Carlo simulation model, and the change in fair value is recorded as an adjustment to the PC1 Warrant liability with the unrealized gains or losses reflected in other income (expense).

The fair value of the PC1 Warrants is measured in accordance with ASC 820 “Fair Value Measurement”, using “Monte Carlo simulation” modeling, incorporating the following inputs:

	March 31, 2023	July 15, 2022

Expected dividend yield	-%	-%
Expected stock-price volatility	71.50%	88.80%
Risk-free interest rate	4.86%	3.02%
Simulated share price	$2.64	$5.33
Exercise price	$2.64	$5.22

Total unrealized gains of $0.2 million for warrant liabilities accounted for as derivatives have been recorded in other expense for the nine months ended March 31, 2023 in the accompanying consolidated statements of operations.

Redemption Features

The Company determined that the redemption features associated with the PC1 Bridge Loan meet the accounting definition of an embedded derivative that must be separated from the PC1 Bridge Loan and initially and subsequently be reported as a liability (the “Redemption Liability”) and measured at fair value. The fair value of the Redemption Liability was determined using a Monte Carlo simulation model.

The fair value of the redemption features are measured in accordance with ASC 820 “Fair Value Measurement”, using “Monte Carlo simulation” modeling, incorporating the following inputs:

	March 31, 2023	July 15, 2022

Simulations	100,000	100,000
Expected stock-price volatility	71.50%	64.60%
Risk-free interest rate	3.59%	3.10%
Conversion price	$1.78	$5.22
Stock price	$2.64	$3.73

The fair value of the Redemption Liability of $1.7 million at July 15, 2022 was recorded as a derivative liability in the consolidated balance sheets. The fair value of the Redemption Liability at March 31, 2023 is $2.0 million. The $0.3 million change in the fair value of the Redemption Liability derivative is recorded as a loss and included in other expenses in the accompanying consolidated statements of operations at March 31, 2023.

The resulting discount from the OID, placement agent fees, PC1 Warrants, and embedded Redemption Liability derivative of $5.8 million is being amortized to interest expense through July 15, 2023, the expected term of the Bridge Loan, using the effective interest method. Interest expense resulting from the amortization of the discount for the year ended March 31, 2023 was $4.1 million.

Interest expense with respect to the PC1 Bridge Loan for the year was $0.6 million. There are no covenants associated with the PC1 Notes.

Note 9 — Related Party Transactions

As of March 31, 2023, the Company’s parent, LiveOne, holds $3.0 million of the outstanding PC1 Notes (not including the OID and interest).

During the years ended March 31, 2023 and 2022, the Company was allocated expenses by LiveOne attributed to the overhead expenses incurred on behalf of the Company. The amount allocated to the Company from LiveOne for the years ended March 31, 2023 and 2022, was $0.6 million and $1.5 million, respectively.

Effective as of July 1, 2020, LiveOne was deemed to have made a contribution of $15.0 million via shares of LiveOne’s common stock to the Company to acquire the Company.

As of March 31, 2023 and 2022, the Company had a related party payable owed to LiveOne of $2.3 million and $3.8 million, respectively which primarily consisted of expenses related to overhead expenses paid on behalf of the Company (See Note 2 – Summary of Significant Accounting Policies). As of March 31, 2023 and 2022, the Company had a related party receivable from LiveOne of $3.8 million and $1.2 million, respectively which primarily consisted of cash allocated to LiveOne.

During the years ended March 31, 2023 and 2022, the Company entered into a production agreement for a podcast and related show with an affiliate of Mr. Wachsberger, the Company’s director nominee and a director of LiveOne.

Note 10 — Commitments and Contingencies

Contractual Obligations

As of March 31, 2023, the Company is obligated under agreements with its content providers and other contractual obligations to make guaranteed payments as follows: $2.1 million for the fiscal year ending March 31, 2024.

On a quarterly basis, the Company records the greater of the cumulative actual content acquisition costs incurred or the cumulative minimum guarantee based on forecasted usage for the minimum guarantee period. The minimum guarantee period of time is the period that the minimum guarantee relates to, as specified in each agreement, which may be annual or a longer period. The cumulative minimum guarantee, based on forecasted usage, considers factors such as listening hours, revenue, members, and other terms of each agreement that impact the Company’s expected attainment or recoupment of the minimum guarantees based on the relative attribution method.

Legal Proceedings

From time to time, the Company is involved in legal proceedings and other matters arising in connection with the conduct of its business activities. Many of these proceedings may be at preliminary stages and/or seek an indeterminate amount of damages. In the opinion of management, after consultation with legal counsel, except as set forth below, such routine claims and lawsuits are not significant and we do not currently expect them to have a material adverse effect on our business, financial condition, results of operations, or liquidity.

On February 23, 2023, Cherri Bell filed a complaint in the Superior Court of the State of California, County of Los Angeles against the PodcastOne Sales, LiveOne and Mr. Kit Gray, the Company’s President. The complaint alleges several causes of action allegedly arising out of plaintiff’s employment with PodcastOne Sales, including claims for retaliation in violation of California Labor Code §1102.5, wrongful termination in violation of public policy and intentional infliction of emotional distress. Plaintiff is seeking damages, which shall be determined at trial, if any, plus interest, attorneys’ fees and costs and other such relief as the court may award. The defendants have denied plaintiffs’ claims, and the Company believes that the allegations are without merit and that the defendants have strong defenses. The Company intends to vigorously defend all defendants against any liability to the plaintiff. As of the date of this report, while the Company has assessed that the likelihood of a loss, if any, is not probable, the outcome of this lawsuit is inherently uncertain and the potential range of loss could have a material adverse effect on the Company’s business, financial condition and results of operations.

Parent Company Debt

The senior credit facility held by the Company’s parent, LiveOne, contains provisions that limit the Company’s operating activities, including covenant relating to the requirement to maintain a certain amount cash at LiveOne of $7.0 million (as maybe adjusted from time to time). If an event of default occurs and is continuing, the senior lender may among other things, terminate its obligations thereunder, accelerate its debt and require LiveOne and/or the Company to repay all amounts thereunder. For example, on October 13, 2022, a judgement was entered in favor of SoundExchange, Inc. (“SX”) against LiveOne and Slacker in the United States District Court Central District of California in the amount of approximately $9.8 million. In February 2023, the parties settled the dispute. LiveOne’s debt agreements with the provider of its senior credit facility contains a covenant that if a material adverse change occurs in its financial condition, or such lender reasonably believes the prospect of payment or performance of their loan is materially impaired, the lender at its option may immediately accelerate its debt and require LiveOne and the Company to repay all outstanding amounts owed thereunder. If for any reason LiveOne fails to comply with the terms of its settlement agreement with SX, its senior credit facility provider may declare an event of default and at its option may immediately accelerate its debt and require LiveOne and the Company to repay all outstanding amounts owed under the senior credit facility, which would materially adversely impact the Company’s business, operating results and financial condition.

Harvest Notes and Trinad Notes Exchange for Series A Preferred Stock

On February 3, 2023 (the “Effective Date”), LiveOne entered into an exchange agreement (collectively, the “Exchange Agreements”) with (i) Harvest Small Cap Partners Master, Ltd. (“HSCPM”) in regard to that certain 8.5% Senior Secured Convertible Note in the aggregate amount of $10,503,965 issued by the LiveOne on September 15, 2020, as amended on June 3, 2021 and July 6, 2022, to HSCPM (the “HSCPM Note”), (ii) Harvest Small Cap Partners, L.P. (“HSCP”) in regard to that certain 8.5% Senior Secured Convertible Note in the aggregate amount of $4,496,035 issued by LiveOne on September 15, 2020, as amended on June 3, 2021 and July 6, 2022, to HSCP (the “HSCP Note” and together with the HSCPM Note, the “Harvest Notes”); and (iii) Trinad Capital (and collectively with HSCPM and HSCP, the “Holders”) in regard to all promissory notes in the aggregate principal and interest amount of $6,177,218 issued by the Company to Trinad Capital (the “Trinad Notes” and collectively with the Harvest Notes, the “Notes”). Pursuant to the Exchange Agreements, the Holders exchanged the Notes, and with respect to Trinad Capital, together with interest, due and payable thereon, and relinquished any and all rights thereunder, for 21,177 shares of LiveOne’s newly designated and issued Series A Perpetual Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), with a stated value of $1,000 per share (the “Stated Value”), having the terms as set forth in LiveOne’s Certificate of Designation of Preferences, Rights and Limitations of Series A Perpetual Convertible Preferred Stock (the “Certificate of Designation”) filed by LiveOne on February 2, 2023 with the Secretary of State of the State of Delaware.  In addition, the Company agreed to issue 346,485 shares of its common stock to the Harvest Funds as part of the Exchange Agreements. As a result of the Notes exchange, the covenants in the Harvest Notes debt documents that formerly applied to LiveOne and the Company no longer apply.

Note 11 — Employee Benefit Plan

The Company’s parent LiveOne sponsors a 401(k) plan (the “401(k) Plan”) covering all of the Company’s employees. Employees are eligible to participate in the 401(k) Plan the first day of the calendar month following their date of hire. The Company may make discretionary matching contributions to the 401(k) Plan on behalf of its employees up to a maximum of 100% of the participant’s elective deferral up to a maximum of 5% of the employees’ annual compensation. The Company’s matching contributions were not material to the financial statements for the years ended March 31, 2023 and 2022, respectively.

Note 12 — Stockholders’ Equity

LiveOne 2016 Equity Incentive Plan

LiveOne’s board of directors and stockholders approved its 2016 Equity Incentive Plan, as amended (the “2016 Plan”) which reserved a total of 12,600,000 shares of LiveOne’s common stock for issuance. On September 17, 2020, LiveOne’s stockholders approved the amendment to the 2016 Plan to increase the number of shares available for issuance under the 2016 Plan by 5,000,000 shares increasing the total up to 17,600,000 shares, which increase was formally adopted by LiveOne on June 29, 2021. Incentive awards authorized under the 2016 Plan include, but are not limited to, nonqualified stock options, incentive stock options, restricted stock awards, restricted stock units, performance grants intended to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), and stock appreciation rights. If an incentive award granted under the 2016 Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to LiveOne in connection with the exercise of an incentive award, the shares subject to such award and the surrendered shares will become available for further awards under the 2016 Plan.

The Company’s employees were awarded options and restricted stock awards under the 2016 Plan, therefore an allocation of the share-based compensation was made to the Company from LiveOne. The Company recognized stock-based compensation expense of $1.0 million and $2.5 million during the years ended March 31, 2023 and 2022, respectively. The total tax benefit recognized related to share-based compensation expense was $0 for the years ended March 31, 2023 and 2022, respectively.

Options Grants to the Company’s Employees

Stock option awards are granted with an exercise price equal to the fair market value of LiveOne’s common stock at the date of grant based on the closing market price of its common stock as reported on The Nasdaq Capital Market. The option awards generally vest over two to four years and are exercisable any time after vesting. The stock options expire ten years after the date of grant.

As of March 31, 2023, unrecognized compensation costs for unvested awards to employees was $0.1 million, which is expected to be recognized over a weighted-average service period of 1.25 years.

The following table provides information about LiveOne’s option grants made to the Company’s employees during the last two fiscal years:

	Year ended March 31,
	2023	2022
Number of options granted	-	120,000
Weighted-average exercise price per share	$-	$0.92
Weighted-average grant date fair value per share	$-	$1.83

The grant date fair value of each of these option grants to employees was determined using the Black-Scholes-Merton option-pricing model with the following assumptions:

Year Ended March 31,
	2023	2022
Expected volatility	-%	77.36% - 84.98%
Dividend yield	-%	-%
Risk-free rate	-%	0.75% - 2.14%
Expected term (in years)	-	5.18 – 6.85

The following table summarizes the activity of LiveOne’s options issued to the Company’s employees during the years ended March 31, 2023 and 2022:

	Number of Shares	Weighted- Average Exercise Price per Share
Outstanding as of April 1, 2021	165,000	$4.10
Granted	120,000	1.34
Exercised	-	-
Forfeited or expired	-	-
Outstanding as of March 31, 2022	285,000	2.93
Granted
Exercised	-	-
Forfeited or expired	(45,000)	3.35
Outstanding as of March 31, 2023	240,000	2.84
Exercisable as of March 31, 2023	128,750	$2.65

The weighted-average remaining contractual term for options to employees outstanding and options to employees exercisable as of March 31, 2023 was 8.33 years and 8.38 years, respectively. The intrinsic value of options to employees outstanding and options to employees exercisable was none and none, respectively, at March 31, 2023 and 2022, respectively. The intrinsic value of options exercised was none and none, respectively, at March 31, 2023 and 2022.

The fair value of stock options outstanding and exercisable at March 31, 2023 was $0.7 million and $0.3 million, respectively. The fair value of stock options outstanding and exercisable at March 31, 2022 was $0.7 million and $0.2 million, respectively.

Restricted Stock Units Grants

As of March 31, 2023, unrecognized compensation costs for unvested awards to employees was $0.2 million, which is expected to be recognized over a weighted-average service period of 0.83 years.

The following table provides information about LiveOne’s restricted stock units grants made to the Company’s employees during the last two fiscal years:

	Year ended March 31,
	2023	2022
Number of units granted	265,000	500,000
Weighted-average grant date fair value per share	$1.10	$4.06

The following table summarizes the activity of LiveOne’s restricted stock units issued to the Company’s employees during the year ended March 31, 2023 and 2022:

Number of Shares
Outstanding as of April 1, 2021	200,000
Granted	500,000
Vested	(321,875)
Cancelled	-
Outstanding as of March 31, 2022	378,125
Granted	265,000
Vested	(375,000)
Cancelled	(5,625)
Outstanding as of March 31, 2023	262,500

The fair value of restricted stock units that vested during the years ended March 31, 2023 and 2022 was $1.3 million and $1.5 million, respectively.

PodcastOne 2022 Equity Plan

On December 15, 2022, the Company’s board of directors and LiveOne as the sole stockholder, through its wholly owned subsidiary, LiveXLive PodcastOne, Inc., approved the Company’s 2022 Equity Incentive Plan (the “2022 Plan”) which reserved a total of 2,000,000 shares of the Company’s common stock for issuance. Incentive awards authorized under the 2022 Plan include, but are not limited to, nonqualified stock options, incentive stock options, restricted stock awards, restricted stock units, performance grants intended to comply with Section 162(m) of the Code and stock appreciation rights. If an incentive award granted under the 2022 Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to the Company in connection with the exercise of an incentive award, the shares subject to such award and the surrendered shares will become available for further awards under the 2022 Plan. The Company has not issued any inventive awards under the 2022 Plan.

Authorized Common Stock and Authority to Create Preferred Stock

The Company has the authority to issue up to 200,000,000 shares, consisting of 200,000,000 shares of the Company’s common stock, $0.001 par value per share.

In connection with the anticipated spin-out of the Company as a separate publicly trading company (the “Spin-Out”), LiveOne, through its wholly owned subsidiary, LiveXLive PodcastOne, Inc., canceled 127,984,230 shares of the Company’s common stock owned by LiveOne. As of March 31, 2023, LiveXLive PodcastOne, Inc. owned 20,000,000 shares of the Company’s common stock, which constituted 100% of the Company’s issued and outstanding shares of common stock as of such date.

Pursuant to the Company’s Amended and Restated Certificate of Incorporation which was approved by the Company’s board of directors and LiveOne as the sole stockholder on December 15, 2022, and to be formally adopted upon effectiveness of the Spin-Out, the Company would have the authority to issue up to 110,000,000 shares, consisting of 100,000,000 shares of the Company’s common stock, $0.00001 par value per share, and 10,000,000 shares of the Company’s preferred stock, $0.00001 par value per share (the “preferred stock”).

The Company may issue shares of preferred stock from time to time in one or more series, each of which will have such distinctive designation or title as shall be determined by the Company’s board of directors and will have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issue of such class or series of preferred stock as may be adopted from time to time by the Company’s board of directors.  The Company’s board of directors will have the power to increase or decrease the number of shares of preferred stock of any series after the issuance of shares of that series, but not below the number of shares of such series then outstanding.  In case the number of shares of any series shall be decreased, the shares constituting such decrease will resume the status of authorized but unissued shares of preferred stock.

While the Company does not currently have any plans for the issuance of preferred stock, the issuance of such preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until and unless the Company’s board of directors determines the specific rights of the holders of the preferred stock; however, these effects may include: restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, or delaying or preventing a change in control of the Company without further action by the stockholders.

Note 13 — Income Tax Provision

The Company’s income tax provision can be affected by many factors, including the overall level of pre-tax income, the mix of pre-tax income generated across the various jurisdictions in which the Company operates, changes in tax laws and regulations in those jurisdictions, changes in valuation allowances on its deferred tax assets, tax planning strategies available to the Company, and other discrete items.

The components of pretax loss and income tax (benefit) expense are as follows (in thousands):

	Year ended March 31, 2023	Year ended March 31, 2022
Loss before income taxes:
Domestic	$(6,749)	$(3,604)
Foreign	-	-
Total loss before income taxes	$(6,749)	$(3,604)
The provision (benefit) for income taxes consisted of the following:
Current
U.S. Federal	$-	$-
State	-	-
Foreign	-	-
Total Current	-	-

Deferred:
U.S. Federal	338	(873)
State	(1,423)	(6)
Foreign	-	-
Valuation allowance	1,085	879
Total Deferred	-	-
Total (benefit) provision for income taxes	$-	$-

The differences between income taxes expected at U.S. statutory income tax rates and the income tax provision are as follows (in thousands):

	Year ended March 31, 2023	Year ended March 31, 2022

Income taxes computed at Federal statutory rate	21.00%	21.00%
State income taxes	1.46%	0.14%
Nondeductible expenses	-13.46%	3.25%
Change in valuation allowance	-26.10%	-24.39%
Stock compensation	-4.61%	-%
Net operating loss	15.93%	-%
Other	5.78%	-%
Effective tax rate	$-%	$-%

At March 31, 2023, the Company had available federal and state net operating loss carryforwards to reduce future taxable income of approximately $9.9 million and $17.1 million, respectively. The federal and state net operating loss carryforwards begin to expire on various dates beginning in 2034. Of the $9.9 million of federal net operating loss carryforwards, $3.5 million was generated in tax years beginning before March 31, 2018 and is subject to the 20-year carryforward period (“pre-Tax Act losses”), the remaining $8.8 million can be carried forward indefinitely but is subject to the 80% taxable income limitation.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by the federal and state jurisdictions where applicable. There are currently no pending income tax examinations. The Company’s tax years for 2017 and forward are subject to examination by the federal tax authorities and tax years for 2014 and forward are subject to examination by California tax authorities due to the carryforward of unutilized net operating losses.

The Company’s policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of March 31, 2023 and 2022, the Company has not accrued interest or penalties related to uncertain tax positions.

Significant components of the Company’s deferred income tax assets and (liabilities) are as follows as of (in thousands):

	Year Ended March 31,
	2023	2022
Deferred tax assets:
Net operating loss carryforwards	$3,261	$2,664
Reserves and allowances	52	23
Stock based compensation	193	291
Accrued liabilities	110	63
Other	(149)	(445)
Net deferred tax assets	3,467	2,597
Valuation allowance	(3,467)	(2,597)
Net deferred tax asset	$-	$-

As the ultimate realization of the potential benefits of a portion of the Company’s deferred tax assets is considered unlikely by management, the Company has offset the deferred tax assets attributable to those potential benefits through valuation allowances. Accordingly, the Company did not recognize any benefit from income taxes in the accompanying consolidated statements of operations to offset its pre-tax losses. The valuation allowance against deferred tax assets is $3.5 million and $2.6 million for the years ended March 31, 2023 and 2022, respectively. The valuation allowance increased by $0.9 million for the year ended March 31, 2022.

Note 14 — Fair Value Measurements

The following table presents the fair value of the Company’s financial liabilities that are measured at fair value on a recurring basis (in thousands):

	March 31, 2023
	Fair	Hierarchy Level
	Value	Level 1	Level 2	Level 3
Liabilities:
Warrant liability on PodcastOne bridge loan	$2,817	$-	$-	$2,817
Bifurcated embedded derivative on PodcastOne bridge loan	1,950	-	-	1,950
	$4,767	$-	$-	$4,767

The following table presents a reconciliation of the Company’s financial liabilities that are measured at Level 3 within the fair value hierarchy (in thousands):

Amount
Balance at March 31, 2022	$-
Embedded derivative and warrant issued in connection with PodcastOne Bridge Loan	4,308
Change in fair value of bifurcated embedded derivatives, reported in earnings	459
Balance as of March 31, 2023	$4,767

Due to their short maturity, the carrying amounts of the Company’s accounts receivable, accounts payable and accrued expenses approximated their fair values as of March 31, 2023 and 2022, respectively.

The Company has estimated the fair value of contingent consideration related to the acquisitions of PodcastOne based on the number of shares issuable based on the achievement of certain provisions within the purchase agreement, as detailed in Note 3 – Business Combinations, using the quoted price of the LiveOne’s common stock on the balance sheet date.

Note 15 — Subsequent Events

As the Company did not consummate the Direct Listing by April 15, 2023, as required by the notice from the holders of the Bridge Notes (other than LiveOne), the Company redeemed (i) $1,000,000 of the outstanding Bridge Notes (other than the Bridge Notes issued to LiveOne) on April 7, 2023, (ii) an additional $1,000,000 of the outstanding Bridge Notes (other than the Bridge Notes issued to LiveOne) on May 13, 2023, and (iii) an additional $1,000,000 of the outstanding Bridge Notes (other than the Bridge Notes issued to LiveOne) on June 3, 2023. The Company is not required to redeem any additional Bridge Notes, other than at maturity, subject to the Bridge Notes automatically converting as described herein.

On June 7, 2023, the Company received a written notice from District 2 Capital Fund LP, in its capacity as a noteholder and noteholder agent for the Noteholders (as defined below) (the “Noteholders Agent”), that the Noteholder Agent alleges that an event of default has occurred with respect to those certain Subscription Agreements, dated as of July 15, 2022 (the “Subscription Agreements”), by and among the Company, LiveOne, in its capacity as guarantor of certain PodcastOne obligations thereunder, and the respective noteholders party thereto (the “Noteholders), and the related 10% Original Issue Discount Convertible Promissory Notes, dated as of July 15, 2022 (the “Notes”), made by the Company in favor of the Noteholders (the “Notice”). The Notice indicates that an event of default has occurred as a result of the Company not timely making the third redemption payment by June 3, 2023 under the terms of the Notes and the Subscription Agreements (the “Payment”), which payment the Notice states the Noteholders received on June 5, 2023, and provides that as a result the Noteholders Agent has declared all outstanding indebtedness represented by the Notes (other than LiveOne) to be immediately due and payable at the Mandatory Default Amount (as defined in the Notes), together with all reasonable out-of-pocket expenses of collection thereof, and that beginning from June 4, 2023, the outstanding principal amount of the Notes began accruing interest at a rate per annum equal to 16%, and demands for such payments to be immediately made in full to each Noteholder (other than LiveOne). As of June 29, 2023, the outstanding principal amount of the Notes, plus accrued interest (at the normal rate provided by the Notes), held by the Noteholders (other than LiveOne) is approximately $3.1 million. A description of the Subscription Agreements, the Notes and related agreements are contained elsewhere in this Annual Report and copies of such agreements are filed as exhibits to this Annual Report.

The Company and LiveOne strongly disagree with the claims in the Notice that an event of default has occurred and in good faith believe that an event of default has not occurred and assert that the Payment was timely made on June 3, 2023, that no event of default has occurred or is continuing, and consequently the demand for payment in the Notice is invalid. Accordingly the Company and LiveOne believe that no further payments are required to the Noteholders until the maturity of the Notes, subject to their earlier automatic conversion upon the closing of a Qualified Financing or Qualified Event. The Company and PodcastOne have invited the Noteholders Agent to immediately reconsider and to rescind its Notice and request for payment.

On June 20, 2023, LiveOne entered into a binding letter of intent to acquire Guru Fantasy Reports, Inc. (“Guru Reports”) for $3.5 million to be paid out in shares of common stock of PodcastOne, subject to standard and other closing conditions as set forth therein. If completed, the number of shares of common stock of PodcastOne will be based on a value of $8.00 per share.

PODCASTONE, INC.

Condensed Consolidated Balance Sheets

(Unaudited, in thousands, except share and per share amounts)

	December 31,	March 31,
	2023	2023
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	$1,405	$3,562
Accounts receivable, net	7,816	6,876
Prepaid expense and other current assets	402	1,006
Total Current Assets	9,623	11,444
Property and equipment, net	309	242
Goodwill	12,041	12,041
Intangible assets, net	3,052	732
Related party receivable	2,650	3,768
Total Assets	$27,675	$28,227

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$7,802	$6,898
Bridge loan, net	-	7,155
Derivative liabilities	-	4,767
Related party payable	3,128	2,288
Total Current Liabilities	10,930	21,108
Other long term liabilities	276	-
Total Liabilities	11,206	21,108

Commitments and Contingencies

Stockholders’ Equity
Common stock, $0.00001 par value; 100,000,000 shares authorized; 23,122,149 and 20,000,000 shares issued and outstanding as of December 31, 2023 and March 31, 2023, respectively	-	-
Additional paid in capital	45,031	19,785
Accumulated deficit	(28,562)	(12,666)
Total stockholders’ equity	16,469	7,119
Total Liabilities and Stockholders’ Equity	$27,675	$28,227

The accompanying notes are an integral part of these condensed consolidated financial statements.

PODCASTONE, INC.

Condensed Consolidated Statements of Operations

(Unaudited, in thousands, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2023	2022	2023	2022

Revenue:	$10,442	$8,589	$31,595	$25,802

Operating expenses:
Cost of sales	9,387	7,045	26,666	19,954
Sales and marketing	732	1,115	3,433	3,931
Product development	15	26	70	134
General and administrative	2,601	1,111	4,736	2,723
Amortization of intangible assets	307	25	523	76
Total operating expenses	13,042	9,322	35,428	26,818
(Loss) income from operations	(2,600)	(733)	(3,833)	(1,016)

Other income (expense):
Interest expense, net	-	(1,661)	(2,247)	(3,043)
Change in fair value of bifurcated embedded derivatives	-	178	(7,603)	1,043
Other income (expense)	-	138	-	-
Total other (expense) income, net	-	(1,345)	(9,850)	(2,000)

Loss before provision for income taxes	(2,600)	(2,078)	(13,683)	(3,016)

Provision for income taxes	-	-	-	-
Net loss	$(2,600)	$(2,078)	$(13,683)	$(3,016)

Net loss per share – basic and diluted	$(0.11)	$(0.01)	$(0.64)	$(0.02)
Weighted average common shares – basic and diluted	23,072,179	147,984,230	21,252,375	147,984,230

The accompanying notes are an integral part of these condensed consolidated financial statements.

PODCASTONE, INC.

Condensed Consolidated Statements of Stockholders’ Equity

(Unaudited, in thousands, except share and per share amounts)

	Common Stock		Additional Paid in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Equity
Balance as of March 31, 2023	20,000,000	$-	$19,785	$(12,666)	$7,119
Stock-based compensation	-	-	84	-	84
Net loss	-	-	-	(210)	(210)
Balance as of June 30, 2023	20,000,000	$-	$19,869	$(12,876)	$6,993
Stock-based compensation	-	-	842	-	842
Common stock warrants reclassed to equity	-	-	9,116	-	9,116
Bridge loan converted into common stock	2,340,707	-	10,276	-	10,276
Common stock dividend	504,080	-	2,213	(2,213)	-
Common stock issued for services	6,250	-	12	-	12
Common stock issued for purchase of intangibles	208,800	-	917	-	917
Net loss	-	-	-	(10,873)	(10,873)
Balance as of September 30, 2023	23,059,837	$-	$43,245	$(25,962)	$17,283
Stock-based compensation	-	-	1,663	-	1,663
Common stock issued for services	62,312	-	123	-	123
Net loss	-	-	-	(2,600)	(2,600)
Balance as of December 31, 2023	23,122,149	$-	$45,031	$(28,562)	$16,469

	Common Stock		Additional Paid in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Equity
Balance as of March 31, 2022	147,984,230	$-	$18,784	$(5,699)	$13,085
Stock-based compensation	-	-	286	-	286
Net loss	-	-	-	(481)	(481)
Balance as of June 30, 2022	147,984,230	$-	$19,070	$(6,180)	$12,890
Stock-based compensation	-	-	300	-	300
Net loss	-	-	-	(457)	(457)
Balance as of September 30, 2022	147,984,230	$-	$19,370	$(6,637)	$12,733
Stock-based compensation	-	-	165	-	165
Net loss	-	-	-	(2,078)	(2,078)
Balance as of December 31, 2022	147,984,230	$-	$19,535	$(8,715)	$10,820

The accompanying notes are an integral part of these condensed consolidated financial statements.

PODCASTONE, INC.

Condensed Consolidated Statements of Cash Flows

(Unaudited, in thousands)

	Nine Months Ended
	December 31,
	2023	2022
Cash Flows from Operating Activities:
Net loss	$(13,683)	$(3,016)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	710	241
Stock-based compensation	2,724	751
Amortization of debt discount	1,949	2,641
Change in fair value of bifurcated embedded derivatives	7,603	(1,043)
Provision for credit losses	(126)	(1)
Changes in operating assets and liabilities:
Accounts receivable	(814)	1,727
Prepaid expenses and other current assets	604	(28)
Related party receivable/payables	1,958	(4,909)
Accounts payable and accrued liabilities	583	(711)
Other liabilities	278	-
Net cash provided by (used in) operating activities	1,786	(4,348)

Cash Flows from Investing Activities:
Purchases of property and equipment	(255)	(162)
Purchase of intangible assets	(688)	-
Net cash used in investing activities	(943)	(162)

Cash Flows from Financing Activities:
Payments on bridge loan	(3,000)	-
Proceeds from bridge loan	-	7,376
Net cash (used in) provided by financing activities	(3,000)	7,376

Net change in cash and cash equivalents	(2,157)	2,866
Cash and cash equivalents, beginning of period	3,562	1,103
Cash and cash equivalents, end of period	$1,405	$3,969

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Common stock issued in exchange for the purchase of intangibles	$917	$-
Purchase of intangibles accrued for at period end	$1,241	$-
Common stock issued in connection with the conversion of the bridge loan	$10,276	$-
Common stock dividend	$2,213	$-
Warrants classified from liabilities to equity	$9,116	$-
Derivative exchanged into common stock associated with the bridge loan	$3,254	$-
Fair value of warrant and derivative liability issued with debt instrument	$-	$4,308

The accompanying notes are an integral part of these condensed consolidated financial statements.

PODCASTONE, INC.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

For the Three and Nine Months Ended December 31, 2023 and 2022

Note 1 — Organization and Basis of Presentation

Organization

PodcastOne, Inc. (“we,” “us,” “our”, the “Company” or “PodcastOne”), formerly known as Courtside Group, Inc., is a Delaware corporation headquartered in Beverly Hills, California. The Company is a leading podcast platform and publisher that makes its content available to audiences via all podcasting distribution platforms, including its website (www.podcastone.com), its PodcastOne app, Apple Podcasts, Spotify, Amazon Music and more.

The Company was incorporated in the State of Delaware on February 25, 2014, and is a majority owned subsidiary of LiveOne, Inc. (“LiveOne”), a Nasdaq listed company. On July 1, 2020, LiveOne through its wholly owned subsidiary, LiveXLive PodcastOne, Inc., acquired the Company. Acquisitions are included in the Company’s financial statements from the date of the acquisition. The Company uses purchase accounting for its acquisitions, which results in all assets and liabilities of acquired businesses being recorded at their estimated fair values on the acquisition dates. In connection with the acquisition, the accounts of the Company were adjusted using the push down basis of accounting to recognize the allocation of the net assets acquired which was determined to be $16.1 million. In accordance with the push down basis of accounting, the Company’s net assets were adjusted to their fair values as of the date of the acquisition based upon an independent appraisal. The Company has two wholly owned subsidiaries, Courtside, LLC, a Delaware limited liability company, and PodcastOne Sales, LLC, a California limited liability company.

Basis of Presentation

The results of operations and financial position of the Company are consolidated with LiveOne’s financial statements and that these financial statements have been derived as if the Company had operated on a standalone basis during the three and nine months ended December 31, 2023 and 2022. The amounts recorded for related party transactions with LiveOne may not be considered arm’s length transactions and therefore, the financial statements may not necessarily reflect the Company’s results of operations, financial position and cash flows had the Company engaged in such transactions with an unrelated third party during the nine months ended December 31, 2023 and 2022. Accordingly, the Company’s historical financial information is not necessarily indicative of what the Company’s results of operations, financial position and cash flows will be in the future, if and when the Company contracts at arm’s length with unrelated third parties for services they receive from LiveOne. The results for the three and nine months ended December 31, 2023 are not necessarily indicative of the results expected for the full fiscal year ending March 31, 2024 (“fiscal 2024”). The condensed consolidated balance sheet as of March 31, 2023 has been derived from the Company’s audited balance sheet included in the Company’s Special Financial Report under cover of the facing page of an Annual Report on Form 10-K, filed with the United States Securities and Exchange Commission (the “SEC”) on June 29, 2023 (the “Special Financial Report”).

The interim unaudited condensed consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States (“GAAP”) for interim financial information and in accordance with Article 10 of Regulation S-X. They do not include all the information and footnotes required by GAAP for complete audited financial statements. Therefore, these interim unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Special Financial Report.

Going Concern and Liquidity

The Company’s interim unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

The Company’s principal sources of liquidity have historically been its debt issuances and its cash and cash equivalents (which cash and cash equivalents amounted to $1.4 million as of December 31, 2023). The Company has an accumulated deficit of $28.6 million and a working capital deficit of $1.3 million as of December 31, 2023. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date that these financial statements are filed. The Company’s interim unaudited condensed consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company is looking for additional financing sources to attempt to secure additional interim financing, which is needed to continue its current level of business operations and satisfy its current obligations, unless such financing is provided by LiveOne, if at all. In the absence of additional sources of liquidity, management anticipates that existing cash resources will not be sufficient to meet current operating and liquidity needs beyond November 2024. There is no assurance that management will be able to obtain additional liquidity or be successful in raising additional funds or that such required funds, if available, or that LiveOne will provide any financing to the Company, if at all, or that any such financing will be available on attractive terms or that it will not have a significant dilutive effect on the Company’s existing stockholders. In addition, management is unable to determine at this time whether any of these potential sources of liquidity will be adequate to support the Company’s future business operations. While the Company does not currently anticipate delays or hindrances to its current business operations and initiatives schedule due to liquidity constraints, without additional funding the Company may not be able to continue its current level of business operations in the future. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business.

Principles of Consolidation

The interim unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Acquisitions are included in the Company’s interim audited condensed consolidated financial statements from the date of the acquisition. The Company uses purchase accounting for its acquisitions, which results in all assets and liabilities of acquired businesses being recorded at their estimated fair values on the acquisition dates. All intercompany balances and transactions have been eliminated in consolidation.

Note 2 — Summary of Significant Accounting Policies

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. The global impact of the COVID-19 pandemic has had a negative effect on the global economy, disrupting the financial markets creating increasing volatility and overall uncertainty. The Company began to experience modest adverse impacts of the COVID-19 pandemic in the fourth quarter of fiscal year ended March 31, 2020 and which became more adverse throughout the fiscal year ended March 31, 2021 and up to the third quarter of fiscal year ended March 31, 2022. The impact has subsided during the fiscal year ended March 31, 2023.

Use of Estimates

The preparation of the Company’s interim unaudited condensed consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include revenue, allowance for doubtful accounts, the assigned value of acquired assets and assumed and contingent liabilities associated with business combinations and the related purchase price allocation, useful lives and impairment of property and equipment, intangible assets, goodwill and other assets, the fair value of the Company’s equity-based compensation awards and convertible debt and debt instruments, fair values of derivatives, and contingencies. Actual results could differ materially from those estimates. On an ongoing basis, the Company evaluates its estimates compared to historical experience and trends, which form the basis for making judgments about the carrying value of assets and liabilities. Given the overall uncertainty surrounding the COVID-19 pandemic, there is a reasonable possibility that actual results could differ from those estimates and such differences could be material to the financial position and results of operations, specifically in assessing when the collectability of revenue related consideration is probable, and the impairment assessment of goodwill, indefinite lived assets or long-lived assets that are depreciated or amortized.

Revenue Recognition Policy

The Company accounts for a contract with a customer when an approved contract exists, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and the collectability of substantially all of the consideration is probable. Revenue is recognized when the Company satisfies its obligation by transferring control of the goods or services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company uses the expected value method to estimate the value of variable consideration on advertising contracts to include in the transaction price and reflect changes to such estimates in periods in which they occur. Variable consideration for these services is allocated to and recognized over the related time period such advertising services are rendered as the amounts reflect the consideration the Company is entitled to and relate specifically to the Company’s efforts to satisfy its performance obligation. The amount of variable consideration included in revenue is limited to the extent that it is probable that the amount will not be subject to significant reversal when the uncertainty associated with the variable consideration is subsequently resolved.

Practical Expedients

The Company elected the practical expedient and recognized the incremental costs of obtaining a contract, if any, as an expense when incurred if the amortization period of the asset that would have been recognized is one year or less.

Allocation of Costs

The Company’s interim unaudited condensed consolidated financial statements include an allocation of costs that have been incurred by LiveOne on the Company’s behalf. Such expenses incurred include, but are not limited to, salaries, benefits, share-based compensation expense, insurance, accounting, tax, legal and technology services. Such expenses were allocated to the Company based upon certain assumptions and estimates that were made in order to allocate a reasonable share of such expenses to the Company, so that the Company’s interim unaudited condensed consolidated financial statements reflect substantially all costs of doing business. The authoritative guidance to allocate such costs is set forth in Staff Accounting Bulletin, or SAB Topic 1-B “Allocations of Expenses and Related Disclosures in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.”

Had the Company been operating on a stand-alone basis, the cost allocated would not be materially different for the three and nine months ended December 31, 2023 and 2022, respectively.

Advertising Revenue

Advertising revenue primarily consist of revenues generated from the sale of audio, video, and display advertising space to third-party advertising exchanges. Revenues are recognized based on delivery of impressions over the contract period to the third-party exchanges, either when an ad is placed for listening or viewing by a visitor or when the visitor “clicks through” on the advertisement. The advertising exchange companies report the variable advertising revenue performed on a monthly basis which represents the Company’s efforts to satisfy the performance obligation. The Company earns advertising revenues primarily for fees earned from advertisement placement purchased by the customer during the time the podcast is delivered to the viewing audience, under the terms and conditions as set forth in the applicable podcasting agreement calculated using impressions.

From time to time the Company enters into barter transactions involving advertising provided in exchange for goods and services. Revenue from barter transactions is recognized based on delivery of impressions and in the same manner as described above. Services received are charged to expense when received or utilized. If services are received prior to the delivery of impressions, a liability is recorded. If delivery of impressions has occurred before the receipt of goods or services, a receivable is recorded. Barter revenue for the three months ended December 31, 2023 and 2022 was $3.1 million and $2.0 million, respectively. Barter revenue for the nine months ended December 31, 2023 and 2022 was $10.7 million and $5.1 million, respectively.

Cost of Sales

Cost of sales consists of direct costs comprised of revenue sharing expenses owed to content creators and commissions.

Sales and Marketing

Sales and Marketing include the direct and indirect costs related to the Company’s event advertising and marketing. Additionally, sales and marketing include merchandising advertising and royalty costs. Advertising expenses to promote the Company’s services are expensed as incurred. Advertising expenses included in sales and marketing expense were $0.1 million and $0.1 million for the three months ended December 31, 2023 and 2022, respectively. Advertising expenses included in sales and marketing expense were $0.1 million and $0.1 million for the nine months ended December 31, 2023 and 2022, respectively.

Product Development

Product development costs not capitalized are primarily expenses for research and development, product and content development activities, including internal software development and improvement costs which have not been capitalized by the Company.

Stock-Based Compensation

Stock-based compensation is allocated to the Company from its parent LiveOne based on the amount of stock-based compensation granted to employees of the Company in the form of stock-based compensation of LiveOne in accordance with SAB Topic 1-B “Allocations of Expenses and Related Disclosures in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.”

LiveOne measures stock-based compensation cost at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period, on an accelerated basis. LiveOne accounts for awards with graded vesting as if each vesting tranche is valued as a separate award. LiveOne uses the Black-Scholes-Merton option pricing model to determine the grant date fair value of stock options. This model requires LiveOne to estimate the expected volatility and the expected term of the stock options which are highly complex and subjective variables. The variables take into consideration, among other things, actual and projected employee stock option exercise behavior. LiveOne uses a predicted volatility of its stock price during the expected life of the options that is based on the historical performance of LiveOne’s stock price as well as including an estimate using guideline companies. The expected term is computed using the simplified method as LiveOne’s best estimate given its lack of actual exercise history. LiveOne has selected a risk-free rate based on the implied yield available on U.S. Treasury securities with a maturity equivalent to the expected term of the option. Management believes that the fair value of the stock options is more reliably measured than the fair value of the services received. Compensation expense resulting from granted restricted stock units and restricted stock awards is measured at fair value on the date of grant and is recognized as share-based compensation expense over the applicable vesting period. Stock-based awards are comprised principally of stock options, restricted stock, restricted stock units (“RSUs”), and restricted stock awards (“RSAs”). Forfeitures are recognized as incurred. LiveOne records the fair value of these equity-based awards and expense at their cost ratably over related vesting periods.

During the nine months ended December 31, 2023, the Company began to issue equity awards in the form of RSUs directly to its employees under the 2022 PODC Equity Incentive Plan that was approved in December 2022.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Company’s consolidated statements of operations in the period that includes the enactment date.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted-average number of common shares and the dilutive effect of contingent shares outstanding during the period. Potentially dilutive contingent shares consisting of stock options issued to employees, directors, vendors and consultants, restricted stock units, and convertible notes would be excluded from the diluted earnings per share calculation because their effect is anti-dilutive.

Business Combinations

The Company accounts for its business combinations using the acquisition method of accounting where the purchase consideration is allocated to the underlying net tangible and intangible assets acquired, based on their respective fair values. The excess of the purchase consideration over the estimated fair values of the net assets acquired is recorded as goodwill. Identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree are recognized and measured as of the acquisition date at fair value. Additionally, any contingent consideration is recorded at fair value on the acquisition date and classified as a liability. Goodwill is recognized to the extent by which the aggregate of the acquisition-date fair value of the consideration transferred and any noncontrolling interest in the acquiree exceeds the recognized basis of the identifiable assets acquired, net of assumed liabilities. Determining the fair value of assets acquired, liabilities assumed and noncontrolling interests requires management’s judgment and often involves the use of significant estimates and assumptions, including, but not limited to, the selection of appropriate valuation methodology, projected revenue, expenses and cash flows, weighted average cost of capital, discount rates, estimates of customer turnover rates, estimates of terminal values, and royalty rates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities, when purchased, of three months or less.

The following table provides amounts included in cash and cash equivalents presented in the Company’s interim unaudited condensed consolidated statements of cash flows as of December 31, 2023 and 2022 (in thousands):

	December 31,	December 31,
	2023	2022
Total cash and cash equivalents	$1,405	$3,969

Accounts Receivable

The Company evaluates the collectability of its accounts receivable based on a combination of factors. Generally, it records specific reserves to reduce the amounts recorded to what it believes will be collected when a customer’s account ages beyond typical collection patterns, or the Company becomes aware of a customer’s inability to meet its financial obligations.

The Company believes that the credit risk with respect to trade receivables is limited due to the large and established nature of its largest customers and the nature of its membership receivables.

The Company’s accounts receivable at December 31, 2023 and March 31, 2023 are as follows (in thousands):

	December 31,	March 31,
	2023	2023
Accounts receivable, gross	$7,876	$7,062
Less: Allowance for credit losses	(60)	(186)
Accounts receivable, net	$7,816	$6,876

Related Party Receivable and Payables

LiveOne has historically maintained a lending relationship with the Company in order to supplement the Company’s working capital needs. As of December 31, 2023 and March 31, 2023, the net (payable) receivable was $(0.5) million and $1.5 million, respectively, as a result of cash being transferred to LiveOne as a result of the $8.8 million Bridge Loan proceeds. LiveOne and the Company do not charge interest on these borrowings.

Property and Equipment

Property and equipment are recorded at cost. Costs of improvements that extend the economic life or improve service potential are also capitalized. Capitalized costs are depreciated over their estimated useful lives. Costs for normal repairs and maintenance are expensed as incurred. The Company capitalizes certain costs related to the development of its platform and other software applications for internal use. In accordance with authoritative guidance, the Company begins to capitalize its costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. The Company stops capitalizing these costs when the software is substantially complete and ready for its intended use, including the completion of all significant testing. These costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated to be three years. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditure will result in additional functionality and expense costs incurred for maintenance and minor upgrades and enhancements. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded within product development expenses in the Company’s consolidated statements of operations.

Depreciation is recorded using the straight-line method over the assets’ estimated useful lives, which are generally as follows: computer, machinery, and software equipment (3 to 5 years), furniture and fixtures (3 to 5 years), leasehold improvements are depreciated over the shorter of the estimated useful life or the lease term and capitalized software (3 years).

The Company evaluates the carrying value of its property and equipment if there are indicators of potential impairment. If there are indicators of potential impairment, the Company performs an analysis to determine the recoverability of the asset group carrying value by comparing the expected undiscounted future cash flows to the net book value of the asset group. If it is determined that the expected undiscounted future cash flows are less than the net book value of the asset group, the excess of the net book value over the estimated fair value is recorded in the Company’s consolidated statements of operations. Fair value is generally estimated using valuation techniques that consider the discounted cash flows of the asset group using discount and capitalization rates deemed reasonable for the type of assets, as well as prevailing market conditions, appraisals, recent similar transactions in the market and, if appropriate and available, current estimated net sales proceeds from pending offers.

Goodwill and Indefinite-Lived Assets

Goodwill represents the excess of the purchase consideration over the fair value of the net tangible and identifiable intangible assets acquired in a business combination and is carried at cost. Acquired trademarks and trade names are assessed as indefinite lived assets if there are no foreseeable limits on the periods of time over which they are expected to contribute cash flows. Goodwill and indefinite-lived assets are not amortized, but are subject to an annual impairment testing, as well as between annual tests when events or circumstances indicate that the carrying value may not be recoverable. The Company performs its annual impairment testing at January 1 of each year.

The Company’s annual goodwill impairment test is performed at the reporting unit level. The Company generally tests goodwill for possible impairment by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If a qualitative assessment is not used, or if the qualitative assessment is not conclusive, a quantitative impairment test is performed. If a quantitative test is performed, the Company determines the fair value of the related reporting unit and compare this value to the recorded net assets of the reporting unit, including goodwill. The fair value of the Company’s reporting unit is determined using a market approach based on quoted prices in active markets. In the event the recorded net assets of the reporting unit exceed the estimated fair value of such assets, an impairment charge is recorded. Based on the Company’s annual impairment assessment, no impairments of goodwill were identified during the three and nine months ended December 31, 2023 and 2022, respectively.

Estimations and assumptions regarding future performance, results of the Company’s operations and comparability of its market capitalization and net book value will be used.

Intangible Assets with Finite Useful Lives

The Company has certain finite-lived intangible assets that were initially recorded at their fair value at the time of acquisition. These intangible assets consist of Intellectual Property and Content Creator Relationships resulting from business combinations. Intangible assets with finite useful lives are amortized using the straight-line method over their respective estimated useful lives, which are generally as follows: Brand and Trade Names (10 years), Customer, and Content Creator (1-2 years).

The Company reviews all finite lived intangible assets for impairment when circumstances indicate that their carrying values may not be recoverable. If the carrying value of an asset group is not recoverable, the Company recognizes an impairment loss for the excess carrying value over the fair value in its consolidated statements of operations. In our assessment for potential impairment we identified triggering events due to the events resulting from the global COVID-19 pandemic which caused an overall advertising spend decrease from our advertising partners. No impairment losses have been recorded in the three and nine months ended December 31, 2023 and 2022. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown, which may impair the Company’s asset values, including intangible assets.

Fair Value Measurements - Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (i.e., an exit price). The Company uses the three-level valuation hierarchy for classification of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect the Company’s own assumptions about the data market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized below:

Level 1	Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

Level 3	Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The classification of assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement in its entirety. Proper classification of fair value measurements within the valuation hierarchy is considered each reporting period. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared. The derivative liabilities are recognized at fair value on a recurring basis at December 31, 2023, and are Level 3 measurements. There have been no transfers between levels.

Concentration of Credit Risk

The Company maintains cash balances at commercial banks. Cash balances commonly exceed the $250,000 amount insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts, and management believes that the Company is not exposed to any significant credit risk with respect to such cash and cash equivalents.

Debt with Warrants

In accordance with ASC Topic 470-20-25, when the Company issues debt with warrants, the Company treats the fair value of the warrants as a debt discount, recorded as a contra-liability against the debt, and amortizes the balance over the life of the underlying debt as amortization of debt discount expense in the consolidated statements of operations using the straight-line method. The offset to the contra-liability is recorded as either equity or liability in the Company’s consolidated balance sheets depending on the accounting treatment of the warrants. If the debt is retired early, the associated debt discount is then recognized immediately as amortization of debt discount expense in the consolidated statements of operations.

Convertible Debt – Derivative Treatment

When the Company issues debt with a conversion feature, we must first assess whether the conversion feature meets the requirements to be treated as a derivative, as follows: (a) one or more underlyings, typically the price of our common stock; (b) one or more notional amounts or payment provisions or both, generally the number of shares upon conversion; (c) no initial net investment, which typically excludes the amount borrowed; and (d) net settlement provisions, which in the case of convertible debt generally means the stock received upon conversion can be readily sold for cash. An embedded equity-linked component that meets the definition of a derivative does not have to be separated from the host instrument if the component qualifies for the scope exception for certain contracts involving an issuer’s own equity. The scope exception applies if the contract is both (a) indexed to its own stock; and (b) classified in stockholders’ equity in its balance sheet.

If the conversion feature within convertible debt meets the requirements to be treated as a derivative, we estimate the fair value of the convertible debt derivative using a Monte Carlo simulation model upon the date of issuance. If the fair value of the convertible debt derivative is higher than the face value of the convertible debt, the excess is immediately recognized as interest expense. Otherwise, the fair value of the convertible debt derivative is recorded as a liability with an offsetting amount recorded as a debt discount, which offsets the carrying amount of the debt. The derivative is revalued at the end of each reporting period and any change in fair value is recorded as a gain or loss in the statement of operations. The debt discount is amortized through interest expense over the life of the debt using the straight-line method.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in more timely recognition of credit losses. The guidance is effective for fiscal years beginning after December 15, 2022 for SEC filers that are eligible to be smaller reporting companies under the SEC’s definition, and interim periods within those fiscal years. The Company is currently evaluating the impact this guidance will have on the Company’s consolidated financial statements. The Company adopted ASU 2016-13 on April 1, 2023 on a prospective basis. The adoption of this standard did not have an impact on the Company’s interim condensed consolidated financial statements.

Recently Issued Accounting Pronouncements

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. ASU 2021-08 requires the recognition and measurement of contract assets and contract liabilities acquired in a business combination in accordance with ASC 606, Revenue from Contracts with Customers. Considerations to determine the amount of contract assets and contract liabilities to record at the acquisition date include the terms of the acquired contract, such as timing of payment, identification of each performance obligation in the contract and allocation of the contract transaction price to each identified performance obligation on a relative standalone selling price basis as of contract inception. ASU 2021-08 is effective for the Company beginning in the first quarter of 2023. ASU 2021-08 should be applied prospectively for acquisitions occurring on or after the effective date of the amendments. Early adoption of the proposed amendments would be permitted, including adoption in an interim period. The Company is currently assessing the impact this standard will have on the Company’s consolidated financial statements.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the SEC did not or are not believed by management to have a material impact on the Company’s present or future consolidated financial statement presentation or disclosures.

Note 3 — Property and Equipment

The Company’s property and equipment at December 31, 2023 and March 31, 2023 was as follows (in thousands):

	December 31,	March 31,
	2023	2023
Property and equipment, net
Computer, machinery, and software equipment	$130	$113
Furniture and fixtures	14	14
Leasehold improvements	91	24
Capitalized internally developed software	729	559
Total property and equipment	964	710
Less accumulated depreciation and amortization	(655)	(468)
Total property and equipment, net	$309	$242

Depreciation expense was $0.1 million and $0.1 million for the three months ended December 31, 2023 and 2022, respectively. Depreciation expense was $0.2 million and $0.1 million for the nine months ended December 31, 2023 and 2022, respectively.

Note 4 — Goodwill and Intangible Assets

Goodwill

The Company currently has one reporting unit. The following table presents the changes in the carrying amount of goodwill for the three months ended December 31, 2023 (in thousands):

Goodwill
Balance as of March 31, 2023	$12,041
Acquisitions	-
Balance as of December 31, 2023	$12,041

Finite-Lived Intangible Assets

The Company’s finite-lived intangible assets were as follows as of December 31, 2023 (in thousands):

	Gross		Net
	Carrying	Accumulated	Carrying
	Value	Amortization	Value
Content creator relationships	$3,615	$1,219	$2,396
Brand and trade names	1,010	354	656
Total	$4,625	$1,573	$3,052

The Company’s finite-lived intangible assets were as follows as of March 31, 2023 (in thousands):

	Gross		Net
	Carrying	Accumulated	Carrying
	Value	Amortization	Value
Content creator relationships	$772	$772	$-
Brand and trade names	1,010	278	732
Total	$1,782	$1,050	$732

Finder’s Agreement

In September 2023, the Company entered into a finder’s fee arrangement pursuant to which the Company agreed to issue shares of its common stock at a price of $8.00 per share (subject to adjustment in certain limited circumstances) as a finder’s fee to a certain third party podcast platform in the event certain former and/or current podcasts of such platform entered into new podcasting agreements with the Company, with the amount of the fee to be based on the amount of revenues actually derived by the Company from such podcasts during a predetermined period. Payments made to such third party attributed to the Company entering into new podcast contracts were capitalized to content creator relationship intangibles. As of December 31, 2023 the Company has capitalized $2.2 million of payments made to such third party.

The Company’s amortization expense on its finite-lived intangible assets was $0.3 million and $0.1 million for the three months ended December 31, 2023 and 2022, respectively. The Company’s amortization expense on its finite-lived intangible assets was $0.5 million and $0.1 million for the nine months ended December 31, 2023 and 2022, respectively.

The Company expects to record amortization of intangible assets for fiscal years ending March 31, 2024 and future fiscal years as follows (in thousands):

For Years Ending March 31,
2024 (remaining three months)	$748
2025	1,480
2026	199
2027	199
2028	199
Thereafter	227
$3,052

Note 5 — Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at December 31, 2023 and March 31, 2023 were as follows (in thousands):

	December 31,	March 31,
	2023	2023
Accounts payable	$1,546	$1,541
Accrued revenue share	3,925	3,039
Other accrued liabilities	2,331	2,318
	$7,802	$6,898

Accrued revenue share can be attributed to monies owed to content creators who provide their podcast or other media content for the Company to sell to consumers. The Company accrues a liability based on the percentage of revenue owed to each content creator at the time of sale.

Note 6 — PodcastOne Bridge Loan

PodcastOne’s Private Placement

On July 15, 2023, the Company completed a private placement offering (the “PC1 Bridge Loan”) of the Company’s unsecured convertible notes with an original issue discount of 10% (the “OID”) in the aggregate principal amount of $8.8 million (the “PC1 Notes”) to certain accredited investors and institutional investors (collectively, the “Purchasers”), for gross proceeds of $8.0 million pursuant to the Subscription Agreements entered into with the Purchasers (the “Subscription Agreements”). In connection with the sale of the PC1 Notes, the Purchasers received warrants (the “PC1 Warrants”) to purchase a number of shares (the “PC1 Warrant Shares”) of the Company’s common stock. The PC1 Notes were scheduled to mature on July 15, 2023, subject to a one-time three-month extension at the Company’s election (the “Maturity Date”). The Company elected the extension and extended the Maturity Date to October 15, 2023. The PC1 Notes bore interest at a rate of 10% per annum payable on maturity. The PC1 Notes automatically convert into the securities of the Company sold in a Qualified Financing (an initial public offering of the Company’s securities from which the Company’s trading market at the closing of such offering is a national securities exchange) or Qualified Event (a direct listing of the Company’s securities on a national securities exchange), as applicable, upon the closing of a Qualified Financing or Qualified Event, as applicable, at a price per share equal to the lesser of (i) the price equal to $60.0 million divided by the aggregate number of shares of the Company’s common stock outstanding immediately prior to the closing of a Qualified Financing or Qualified Event, as applicable (assuming full conversion or exercise of all convertible and exercisable securities of the Company then outstanding, subject to certain exceptions), and (ii) 70% of the offering price of the shares (or whole units, as applicable) in the Qualified Financing or 70% of the initial listing price of the shares on a national securities exchange in the Qualified Event, as applicable. Each holder of the PC1 Notes (other than the Company) could at such holder’s option require the Company to redeem up to 45% of the principal amount of such holder’s PC1 Notes (together with accrued interest thereon, but excluding the OID), in aggregate up to $3,000,000 for all of the PC1 Notes (other than those held by the Company), immediately prior to the completion of a Qualified Financing or a Qualified Event, as applicable, with such redemption to be made pro rata to the redeeming holders of the PC1 Notes (the “Optional Redemption”). Upon a Purchaser’s redemption of any PC1 Notes pursuant to the Optional Redemption right, then a portion of such Purchaser’s PC1 Warrants shall be forfeited and cancelled in accordance with the following formula: for each $0.001 million of the principal amount of the PC1 Notes redeemed, PC1 Warrants to purchase 100% of the Warrant Shares issued per $0.001 million of the principal amount of the PC1 Notes shall be immediately forfeited and cancelled.

LiveOne also agreed (i) not to effect a Qualified Financing or a Qualified Event, as applicable, unless immediately following such event LiveOne owns no less than 66% of the Company’s equity, unless in either case otherwise permitted by the written consent of the holders of the majority of the PC1 Notes (excluding LiveOne) (the “Majority Noteholders”) and LiveOne’s senior lender, as applicable, (ii) that until a Qualified Financing or a Qualified Event, as applicable, is consummated, LiveOne guaranteed the repayment of the PC1 Notes when due (other than the Bridge Notes issued to LiveOne) and any interest or other fees due thereunder, and (iii) that if the Company has not consummated a Qualified Financing or a Qualified Event, as applicable, by February 15, 2023, March 15, 2023 or April 15, 2023, as applicable, unless in either case permitted by the written consent of the Majority Noteholders, LiveOne would have been required to redeem $1,000,000 of the then outstanding PC1 Notes pro rata from the PC1 Notes holders (other than the PC1 Notes issued to LiveOne) by the tenth calendar day of each month immediately following such respective date, up to an aggregate redemption of $3,000,000 over the course of such three months, each of which shall be distributed to the holders of the PC1 Notes (other than LiveOne) on a prorated basis (the “Early Redemption”).

The Company further agreed to register the shares of its common stock issuable upon conversion of the PC1 Notes and exercise of the PC1 Warrants in connection with a Qualified Financing or a Qualified Event. If the Company did not file such registration statement on or prior to April 15, 2023, the Company would have been required to prepay $1,000,000 of the PC1 Notes pro rata to the PC1 Notes holders (other than the Company), and if the Company did not file such registration statement on or prior to July 15, 2023, the Company would have been required to prepay $2,000,000 of the PC1 Notes pro rata to the PC1 Notes holders (other than the Company) (the “Reg St Redemption”). The Company was not required to redeem or repay more than a total of $3,000,000 of the principal amount of the PC1 Notes as a result of the Optional Redemption, the Early Redemption and/or the Reg St Redemption.

During the nine months ended December 31, 2023 the Company redeemed $3.0 million of principal on the PC1 Notes.

On September 8, 2023, the Company completed a Qualified Event (its direct listing on The Nasdaq Capital Market (the “Spin-Out”)) as a result of its direct listing on The NASDAQ Capital Market on such date. In connection with such completed Qualified Event, all of the remaining PC1 Notes (including interest thereunder) in the aggregate amount of approximately $7.02 million converted into approximately 2,341,000 shares of the Company’s common stock.

Warrants

The PC1 Warrants are classified as liabilities at inception of the PC1 Bridge Loan as they represent an obligation to deliver a variable number of shares of the Company’s common stock in the future and are therefore required to be initially and subsequently measured at fair value each reporting period. The Company recorded a warrant liability in the amount of $2.6 million (and reduced the proceeds allocated to the PC1 Notes accordingly). The fair value of the PC1 Warrant liability is remeasured each reporting period using a Monte Carlo simulation model, and the change in fair value is recorded as an adjustment to the PC1 Warrant liability with the unrealized gains or losses reflected in other income (expense). On September 8, 2023, as a result of the Spin-Out, the number of shares of PodcastOne’s common stock into which PC1 Warrants were exercisable was fixed based on the exercise price of $3.00 per share. As a result, the Company reclassed its $9.1 million warrant liability as of September 8, 2023 to equity within additional paid in capital on the interim unaudited condensed consolidated balance sheets. As of December 31, 2023 there were 3,114,000 common stock warrants issued and outstanding.

The fair value of the PC1 Warrants is measured in accordance with ASC 820 “Fair Value Measurement”, using “Black Scholes” modeling, incorporating the following inputs:

	September 8,	March 31,
	2023	2023

Expected dividend yield	-%	-%
Expected stock-price volatility	71.10%	71.50%
Risk-free interest rate	4.43%	4.86%
Simulated share price	$4.39	$2.64
Exercise price	$3.00	$2.64

Total change in fair value of a loss of none and loss of $6.3 million for warrant liabilities accounted for as derivatives have been recorded in other expense for the three and nine months ended December 31, 2023 in the accompanying interim unaudited condensed consolidated statements of operations. The Company recorded a gain of $0.2 million and $0.6 million for warrant liabilities accounted for a derivatives for the three and nine months ended December 31, 2022.

Redemption Features

The Company determined that the redemption features associated with the PC1 Bridge Loan meet the accounting definition of an embedded derivative that must be separated from the PC1 Bridge Loan and initially and subsequently be reported as a liability (the “Redemption Liability”) and measured at fair value. The fair value of the Redemption Liability was determined using a Monte Carlo simulation model. On September 8, 2023, the Company completed its Spin-Out, therefore the redemption feature was cancelled and not exercised by the holder. Based on the fair value of the shares traded on September 8, 2023, the Company valued the derivative at $3.4 million.

The fair value of the redemption features are measured in accordance with ASC 820 “Fair Value Measurement”, using “Monte Carlo simulation” modeling, incorporating the following inputs:

March 31,
2023

Simulations	100,000
Expected stock-price volatility	71.50%
Risk-free interest rate	3.59%
Conversion price	$1.78
Stock price	$2.64

The fair value of the Redemption Liability at December 31, 2023 was none as a result of the PC1 Bridge Loan converting to common stock. The $0 and $1.3 million change in the fair value of the Redemption Liability derivative is recorded as an expense and included in other expenses in the accompanying interim unaudited condensed consolidated statements of operations for the three and nine months December 31, 2023. For the three and nine months ended December 31, 2022, the Company recorded a gain of $1,000 and $0.3 million for the change in the fair value of the Redemption Liability.

The resulting discount from the OID, underwriting fees, PC1 Warrants, and embedded Redemption Liability derivative of $5.8 million was being amortized to interest expense through July 15, 2023, the expected term of the PC1 Bridge Loan, using the effective interest method. Interest expense resulting from the amortization of the discount for the three and nine months ended December 31, 2023 was none and $1.6 million, respectively. Interest expense resulting from the amortization of the discount for each of the three and nine months ended December 31, 2022 was $1.4 million and $2.6 million, respectively.

Interest expense with respect to the PC1 Bridge Loan for the three and nine months ended December 31, 2023 was none and $0.2 million, respectively. Interest expense for the three and nine months ended December 31, 2022 was $0.2 million and $0.5 million, respectively. There are no covenants associated with the PC1 Notes.

Note 7 — Related Party Transactions

As of December 31, 2023, the Company’s parent, LiveOne, holds approximately 15.7 million shares of the Company’s common stock and 1,100,000 common stock warrants to purchase shares of the Company. In addition, directors and management affiliated with LiveOne hold approximately 887,995 shares of the Company’s common stock.

During the three and nine months ended December 31, 2023 and 2022, the Company was allocated expenses by its parent company, LiveOne, attributed to the overhead expenses incurred on behalf of the Company. The amount allocated to the Company from LiveOne for the three and nine months ended December 31, 2022 was $0.1 million and $0.4 million, respectively. The amount allocated to the Company from LiveOne for the three and nine months ended December 31, 2023 was $0.3 million and $0.6 million, respectively.

On July 1, 2020, LiveOne made a contribution of $16.1 million to the Company to acquire PodcastOne.

As of December 31, 2023 and March 31, 2023, the Company had a related party payable owed to LiveOne of $3.1 million and $2.3 million, respectively, which primarily consisted of expenses related to overhead expenses paid on behalf of the Company. As of December 31, 2023 and March 31, 2023, the Company had a related party receivable from LiveOne of $2.6 million and $3.8 million, respectively, which primarily consisted of cash allocated to LiveOne.

Note 8 — Commitments and Contingencies

Contractual Obligations

As of December 31, 2023, the Company is obligated under agreements with its content providers and other contractual obligations to make guaranteed payments as follows: $0.6 million for the fiscal year ending March 31, 2024.

On August 28, 2023, the Company entered into a new two-year employment contract with its Chief Executive Officer for $0.4 million per year effective January 1, 2023.

On a quarterly basis, the Company records the greater of the cumulative actual content acquisition costs incurred or the cumulative minimum guarantee based on forecasted usage for the minimum guarantee period. The minimum guarantee period of time is the period that the minimum guarantee relates to, as specified in each agreement, which may be annual or a longer period. The cumulative minimum guarantee, based on forecasted usage, considers factors such as listening hours, revenue, members, and other terms of each agreement that impact the Company’s expected attainment or recoupment of the minimum guarantees based on the relative attribution method.

Legal Proceedings

From time to time, the Company is involved in legal proceedings and other matters arising in connection with the conduct of its business activities. Many of these proceedings may be at preliminary stages and/or seek an indeterminate amount of damages. In the opinion of management, after consultation with legal counsel, except as set forth below, such routine claims and lawsuits are not significant and we do not currently expect them to have a material adverse effect on our business, financial condition, results of operations, or liquidity.

On February 23, 2023, Cherri Bell filed a complaint in the Superior Court of the State of California, County of Los Angeles against the PodcastOne Sales, LiveOne and Mr. Kit Gray, the Company’s President. The complaint alleges several causes of action allegedly arising out of plaintiff’s employment with PodcastOne Sales, including claims for retaliation in violation of California Labor Code §1102.5, wrongful termination in violation of public policy and intentional infliction of emotional distress. Plaintiff is seeking damages, which shall be determined at trial, if any, plus interest, attorneys’ fees and costs and other such relief as the court may award. The defendants have denied plaintiffs’ claims, and the Company believes that the allegations are without merit and that the defendants have strong defenses. The Company intends to vigorously defend all defendants against any liability to the plaintiff. The defendants have also filed a motion to compel arbitration in this matter. As of the date of this report, while the Company has assessed that the likelihood of a loss, if any, is not probable, the outcome of this lawsuit is inherently uncertain and the potential range of loss could have a material adverse effect on the Company’s business, financial condition and results of operations.

Parent Company Debt

The senior credit facility held by the Company’s parent, LiveOne, contains provisions that limit the Company’s operating activities, including covenant relating to the requirement to maintain a certain amount cash at LiveOne of $7.0 million (as was subsequently reduced and maybe adjusted from time to time). If an event of default occurs and is continuing, the senior lender may among other things, terminate its obligations thereunder, accelerate its debt and require LiveOne and/or the Company to repay all amounts thereunder. For example, on October 13, 2022, a judgement was entered in favor of SoundExchange, Inc. (“SX”) against LiveOne and Slacker in the United States District Court Central District of California in the amount of approximately $9.8 million. In February 2023, the parties settled the dispute. LiveOne’s debt agreements with the provider of its senior credit facility contains a covenant that if a material adverse change occurs in its financial condition, or such lender reasonably believes the prospect of payment or performance of their loan is materially impaired, the lender at its option may immediately accelerate its debt and require LiveOne and the Company to repay all outstanding amounts owed thereunder. If for any reason LiveOne fails to comply with the terms of its settlement agreement with SX, its senior credit facility provider may declare an event of default and at its option may immediately accelerate its debt and require LiveOne and the Company to repay all outstanding amounts owed under the senior credit facility, which would materially adversely impact the Company’s business, operating results and financial condition. On September 8, 2023 and effective as of August 22, 2023, LiveOne entered into a new Business Loan Agreement with the senior credit facility provider to convert the senior credit facility into an assets backed loan credit facility, which shall continue to be collateralized by a first lien on all of the assets of LiveOne and its subsidiaries (the “ABL Credit Facility”). The Business Loan Agreement provides LiveOne with borrowing capacity of up to the Borrowing Base (as defined in the Business Loan Agreement). Pursuant to the Business Loan Agreement, the requirement that LiveOne and its related entities shall at all times maintain a certain minimum deposit with the senior credit facility provider was reduced from $7,000,000 to $5,000,000. In August 2023, LiveOne entered into a $1.7 million secured loan with Capchase which accrues interest at 8% and matures 30 months form issuance (the “Capchase Loan”). As of December 31, 2023, LiveOne was in compliance with all covenants under the Capchase Loan and the ABL Credit Facility.

Note 9 — Employee Benefit Plan

The Company’s parent LiveOne sponsors a 401(k) plan (the “401(k) Plan”) covering all the Company’s employees. Employees are eligible to participate in the 401(k) Plan the first day of the calendar month following their date of hire. The Company may make discretionary matching contributions to the 401(k) Plan on behalf of its employees up to a maximum of 100% of the participant’s elective deferral up to a maximum of 5% of the employees’ annual compensation. The Company’s matching contributions were not material to the interim unaudited condensed consolidated financial statements for the three and nine months ended December 31, 2023 and 2022.

Note 10 — Stockholders’ Equity

Spin-Out

Prior to the Spin-Out, LiveOne, through its wholly owned subsidiary, LiveXLive PodcastOne, Inc., canceled 127,984,230 shares of the Company’s common stock. As of December 31, 2023, LiveXLive PodcastOne, Inc. owned approximately 17.0 million shares of the Company’s common stock (not including any shares of common stock underlying the PC1 Warrants held by LiveOne), which constituted approximately 74% of the Company’s issued and outstanding shares of common stock as of such date.

Pursuant to the Company’s Amended and Restated Certificate of Incorporation which was approved by the Company’s board of directors and LiveOne as the sole stockholder on December 15, 2022, which became effective on September 12, 2023, in connection with the completion of the Spin-Out, the Company is authorized to issue up to 110,000,000 shares, consisting of 100,000,000 shares of the Company’s common stock and 10,000,000 shares of the Company’s preferred stock, $0.00001 par value per share (the “preferred stock”).

On September 8, 2023, the Company completed the Spin-Out and converted the outstanding PC1 Bridge Loan into 2,340,707 shares of common stock based on a fair value of $4.39 per share, which was the closing price of the stock on the date of conversion. The book value of the PC1 Bridge Loan and the bifurcated embedded derivative were converted into additional paid in capital, which equaled the fair value of the 2,340,707 shares issued for the conversion of the PC1 Bridge Loan. As a result of the completion of the Spin-Out and the PodcastOne shares becoming publicly traded, the Company reclassified its warrant liability to equity as a result of the strike price and number of warrants becoming fixed at $3.00 per share, which resulted in a $9.1 million increase to additional paid in capital. In addition, the Company’s derivative liability was written to zero as the derivative was unexercised.

Finder’s Agreement

In September 2023, the Company entered into a finder’s fee arrangement pursuant to which the Company agreed to issue shares of its common stock at a price of $8.00 per share (subject to adjustment in certain limited circumstances) as a finder’s fee to a certain third party podcast platform in the event certain former and/or current podcasts of such platform entered into new podcasting agreements with the Company, with the amount of the fee to be based on the amount of revenues actually derived by the Company from such podcasts during a predetermined period. Payments made to such third party attributed to the Company entering into new podcast contracts were capitalized to content creator relationship intangibles. As of December 31, 2023, the Company has capitalized $2.3 million of payments made to such third party.

2016 Equity Incentive Plan

LiveOne’s board of directors and stockholders approved its 2016 Equity Incentive Plan, as amended (the “2016 Plan”) which reserved a total of 12,600,000 shares of LiveOne’s common stock for issuance. On September 17, 2020, LiveOne’s stockholders approved the amendment to the 2016 Plan to increase the number of shares available for issuance under the 2016 Plan by 5,000,000 shares increasing the total up to 17,600,000 shares, which increase was formally adopted by LiveOne on June 28, 2021. Incentive awards authorized under the 2016 Plan include, but are not limited to, nonqualified stock options, incentive stock options, restricted stock awards, restricted stock units, performance grants intended to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), and stock appreciation rights. If an incentive award granted under the 2016 Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to LiveOne in connection with the exercise of an incentive award, the shares subject to such award and the surrendered shares will become available for further awards under the 2016 Plan.

LiveOne Options Grants to the Company’s Employees

Stock option awards are granted with an exercise price equal to the fair market value of LiveOne’s common stock at the date of grant based on the closing market price of its common stock as reported on The Nasdaq Capital Market. The option awards generally vest over two to four years and are exercisable any time after vesting. The stock options expire ten years after the date of grant.

As of December 31, 2023, unrecognized compensation costs for unvested awards to employees was $0.1 million, which is expected to be recognized over a weighted-average service period of 0.75 years.

The following table summarizes the activity of LiveOne’s options granted to its and its subsidiaries’ employees during the nine months ended December 31, 2023:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Shares	Share
Outstanding as of March 31, 2023	240,000	2.84
Granted	15,000	1.75
Exercised	-	-
Forfeited or expired	(100,000)	4.20
Outstanding as of December 31, 2023	155,000	1.86
Exercisable as of December 31, 2023	128,750	1.56

The weighted-average remaining contractual term for options to employees outstanding and options to employees exercisable as of December 31, 2023 was 7.84 years and 7.88 years, respectively. The intrinsic value of options to employees outstanding and options to employees exercisable was none and none, respectively, at December 31, 2023.

The fair value of stock options outstanding and exercisable at December 31, 2023 was $0.3 million and $0.1 million, respectively. The fair value of stock options outstanding and exercisable at December 31, 2022 was $0.7 million and $0.2 million, respectively.

Restricted Stock Units Grants

As of December 31, 2023, unrecognized compensation costs for unvested LiveOne restricted stock units awards to employees was $0.1 million, which is expected to be recognized over a weighted-average service period of 0.94 years.

The following table summarizes the activity of LiveOne’s restricted stock units granted to employees during the nine months ended December 31, 2023:

Number of
Shares
Outstanding as of March 31, 2023	262,500
Granted	320,000
Outstanding as of December 31, 2023	582,500

The fair value of restricted stock units that vested during the three months ended December 31, 2023 and 2022 was $1.1 million and $1.5 million, respectively.

PodcastOne 2022 Equity Incentive Plan

On December 15, 2022, the Company’s board of directors and LiveOne as the sole stockholder, through its wholly owned subsidiary, LiveXLive PodcastOne, Inc., approved the Company’s 2022 Equity Incentive Plan (the “2022 Plan”) which reserved a total of 2,000,000 shares of the Company’s common stock for issuance. Incentive awards authorized under the 2022 Plan include, but are not limited to, nonqualified stock options, incentive stock options, restricted stock awards, restricted stock units, performance grants intended to comply with Section 162(m) of the Code and stock appreciation rights. If an incentive award granted under the 2022 Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to the Company in connection with the exercise of an incentive award, the shares subject to such award and the surrendered shares will become available for further awards under the 2022 Plan.

As of December 31, 2023, the Company has granted incentive awards underlying 651,561 shares of the Company’s common stock under the 2022 Plan with a fair value of $4.39 per share. None of the awards had vested or have been forfeited as of December 31, 2023. As of December 31, 2023, the Company recognized $0.9 million of stock compensation for vested restricted stock units. Unrecognized compensation costs for unvested PodcastOne restricted stock units issued to employees was $1.9 million, which is expected to be recognized over a weighted-average service period of 0.69 years.

Authorized Common Stock and Authority to Create Preferred Stock

Pursuant to the Company’s Amended and Restated Certificate of Incorporation which was approved by the Company’s board of directors and LiveOne as the sole stockholder on December 15, 2023, became effective in connection with the completion of the Spin-Out, the Company is authorized to issue up to 110,000,000 shares, consisting of 100,000,000 shares of the Company’s common stock and 10,000,000 shares of the Company’s preferred stock.

The Company may issue shares of preferred stock from time to time in one or more series, each of which will have such distinctive designation or title as shall be determined by the Company’s board of directors and will have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issue of such class or series of preferred stock as may be adopted from time to time by the Company’s board of directors.  The Company’s board of directors will have the power to increase or decrease the number of shares of preferred stock of any series after the issuance of shares of that series, but not below the number of shares of such series then outstanding.  In case the number of shares of any series shall be decreased, the shares constituting such decrease will resume the status of authorized but unissued shares of preferred stock.

While the Company does not currently have any plans for the issuance of preferred stock, the issuance of such preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until and unless the Company’s board of directors determines the specific rights of the holders of the preferred stock; however, these effects may include: restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, or delaying or preventing a change in control of the Company without further action by the stockholders.

Note 11 — Fair Value Measurements

The following table presents the fair value of the Company’s financial liabilities that are measured at fair value on a recurring basis (in thousands):

December 31, 2023
	Fair	Hierarchy Level
	Value	Level 1	Level 2	Level 3
Liabilities:
Warrant liability on PodcastOne bridge loan	$-	$-	$-	$-
Bifurcated embedded derivative on PodcastOne bridge loan	-	-	-	-
	$-	$-	$-	$-

	March 31, 2023
	Fair	Hierarchy Level
	Value	Level 1	Level 2	Level 3
Liabilities:
Warrant liability on PodcastOne bridge loan	$2,817	$-	$-	$2,817
Bifurcated embedded derivative on PodcastOne bridge loan	1,950	-	-	1,950
	$4,767	$-	$-	$4,767

The following table presents a reconciliation of the Company’s financial liabilities that are measured at Level 3 within the fair value hierarchy (in thousands):

Amount
Balance at March 31, 2023	$4,767
Change in fair value of bifurcated embedded derivatives, reported in earnings	7,603
Reclassification of warrant liability to equity	(9,116)
Conversion of bifurcated embedded derivative into common stock	(3,254)
Balance as of December 31, 2023	$-

Due to their short maturity, the carrying amounts of the Company’s accounts receivable, accounts payable, accrued liabilities and other long-term liabilities approximated their fair values as of December 31, 2023 and March 31, 2023.

10,294,736 Shares of Common Stock

The date of this prospectus is March 13, 2024